UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06026882

March 2, 2006

MAR 8 2006

BEST AVAILABLE COPY

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2006

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: The Dow Chemical Company
Incoming letter dated January 3, 2006

Dear Mr. Mueller:

This is in response to your letter dated January 3, 2006 concerning the shareholder proposal submitted to Dow Chemical by Amnesty International USA; the Brethren Benefit Trust and Brethren Foundation; the New York City Fire Department Pension Fund; the New York State Common Retirement Fund; the Sisters of the Holy Cross, Inc.; the Sisters of Mercy, Regional Community of Detroit Charitable Trust; the Sisters of the Order of St. Dominic of Grand Rapids, Michigan; and the Sisters of St. Joseph of LaGrange. We also have received a letter on the proponents' behalf dated January 31, 2006 and a letter from Amnesty International USA dated January 31, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

936498

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

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INCLUDING PROFESSIONAL CORPORATIONS

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January 3, 2006

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Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *The Dow Chemical Company; Stockholder Proposal Submitted by the Office of Comptroller of New York City, as Custodian, et al. Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, The Dow Chemical Company (the "Company"), to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Stockholders (collectively, the "2006 Proxy Materials") a stockholder proposal (the "Proposal") and supporting statement co-filed by the Office of Comptroller of New York City, as custodian, New York State Common Retirement Fund, Sisters of the Holy Cross, Inc., Sisters of St. Joseph of LaGrange, Amnesty International, Boston Common Asset Management, Inc., Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust and Sisters of the Order of St. Dominic (collectively, the "Proponents"). The Proposal requests the Company to prepare a report to stockholders describing "any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2006 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

(i) Rule 14a-8(i)(7), because the Proposal pertains to matters of ordinary business operations; and

(ii) Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite in violation of Rule 14a-9.

Alternatively, if the Staff does not concur that the Proposal may be excluded on either of these bases, the Company requests the Staff's concurrence that the Proposal must be revised pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements in violation of Rule 14a-9.

THE PROPOSAL

The Proposal states:

Resolved: shareholders request Dow Chemical management to report to shareholders by October 2006, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

The first sentence of the supporting statement states, "On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud, which killed at least 7,000 people within days and at least 15,000 more in the year that followed." The supporting statement also includes the following statements:

- "Numerous unresolved legal issues remain. Suits are pending in an Indian criminal court and the New York District Court."
- "According to a prominent corporate social responsibility organization, in addition to any legal liability, the Bhopal issue presents a "moral" liability for Dow that can affect its reputation."
- "Proponents believe the Bhopal disaster may continue to damage Dow's reputation, which, in our opinion, may reasonably be expected to affect growth prospects in Asia and beyond."

BACKGROUND

The Bhopal incident resulted from a gas leak in 1984 at a facility (the "Bhopal Facility") that was owned and operated by Union Carbide India Limited ("UCIL"), a publicly-traded Indian

company of which 50.99% of the shares were owned by Union Carbide Corporation ("UCC").[1] In 1994, UCC sold its stock in UCIL (later renamed Eveready Industries of India Ltd. ("EIIL"), a company that still exists in India today) to MacLeod Russell (India) Ltd. of Calcutta. In 1998, the state of Madhya Pradesh, which owns the Bhopal Facility site, terminated the lease and reclaimed the property from EIIL. The state government further stated that it would take responsibility for managing any further environmental cleanup or remediation of the site. As a result of all these developments, UCC has no right of access to and no control over the Bhopal Facility site. The Company acquired UCC in a stock transaction in February 2001, more than 16 years after the Bhopal incident and 6 years after UCC sold its ownership interest in UCIL.

In order to understand the bases for our view that the Company may exclude the Proposal from its 2006 Proxy Materials, we have set forth below information regarding the comprehensive civil settlement reached in 1989 among UCIL, UCC and the government of India on behalf of the victims of the Bhopal tragedy, litigation referred to in the supporting statement that is currently pending in the Indian courts, and separate litigation referred to in the supporting statement regarding the Bhopal Facility site that has been proceeding in the U.S. District Court for the Southern District of New York.

1. Indian Litigation

Sixteen years before the Company acquired all of the stock of UCC, a manufacturing facility in Bhopal, India was owned and operated by UCIL. On December 3, 1984, toxic gas escaped from a storage tank at the Bhopal Facility. That gas entered the environment and, according to the Indian government, killed or injured several thousand people.

Immediately following the incident, UCC publicly accepted moral responsibility for the tragedy. UCC also worked closely with the Indian government, which pursuant to a law passed by the Indian Parliament and interpreted by the Supreme Court of India – the 1985 Bhopal Gas Leak Disaster Act – holds the "exclusive right" to represent and act on behalf of and in place of every Indian citizen with respect to claims arising out of the incident. In 1985, the Union of India sued UCC in the U.S. District Court for the Southern District of New York, seeking damages on behalf of victims of the Bhopal tragedy. That litigation was dismissed by the District Court on grounds of *forum non conveniens*, and the dismissal was affirmed on appeal. In 1986, the Union of India sued UCC in the Indian District Court in Bhopal. The litigation proceeded through the Indian courts for several years and reached the Indian Supreme Court in 1989. After several weeks of hearings, the Supreme Court of India directed UCC and UCIL to

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[1] Indian financial institutions owned more than 20% of UCIL and approximately 24,000 investors owned the remaining shares.

pay $470 million to the Indian government, which the government accepted on behalf of the victims, in full settlement of "all claims, rights and liabilities related to and arising out of the Bhopal Gas disaster." The Supreme Court of India also directed that "all civil proceedings related to and arising out of the Bhopal gas disaster shall hereby stand transferred to this Court and shall stand concluded in terms of the settlement...." In 1991, that same court reaffirmed the validity of the civil settlement calling it "just, equitable and reasonable." Thus, both the Supreme Court of India and the Indian national government view the settlement as fully, fairly and finally resolving all of UCC's civil liabilities arising out of the incident. The Supreme Court of India further directed the Indian government to pay any additional amounts necessary to compensate the victims in the unlikely event the settlement funds were inadequate, and to provide on-going medical coverage for the victims of the incident. In fact, the Company understands from public reports that over 560,000 individual claims have been paid to date from the fund (with very few claims remaining to be reviewed). It is reported that millions of dollars remain available in the fund as a result of accrued interest over the years, and the Indian Supreme Court has directed that those funds be distributed to the victims as additional compensation.

In addition to the funds referred to above, the proceeds from UCC's sale of its stock in UCIL, approximately $90 million, funded both the construction and operation of a specialty hospital in Bhopal for the express purpose of treating victims of the tragedy.

In 2004, an individual sued the Central (Federal) Government of India, the State of Madhya Pradesh, the Madhya Pradesh Pollution Control Board and The Dow Chemical Company for site cleanup and medical care costs arising from alleged pollution at the Bhopal Facility, unrelated to the gas incident. Subsequently, UCC and EIIL (formerly UCIL) were added to the case. The case is styled as public interest litigation. The Company has appeared without submitting to the court's jurisdiction to explain the corporate entity relationships and to challenge the jurisdiction of the Indian Courts over the Company. Its challenge to jurisdiction has not yet been decided. UCC was served in September 2005 and has declined to appear since the court lacks jurisdiction over it. In the meantime, the Government of India has asked the court to order the Company, UCC and EIIL to deposit approximately $23 million as potential payment for any eventual environmental cleanup, with the final amount of financial responsibility to be determined later. The court has deferred ruling on that request, and has requested that the federal and state governments file a report on any contamination, with the question of liability to be taken up later.

2. Indian Criminal Litigation

In 1987, criminal charges stemming from the Bhopal incident were filed in the Indian criminal court in Bhopal against UCC, UCIL, UCC's former chief executive officer and certain officers and employees of UCIL. UCC and its former chief executive officer have not submitted to the jurisdiction of the criminal court and, accordingly, are not parties to the proceeding.

However, with respect to the parties that are properly before the court, the Supreme Court of India ruled in 1996 that the charges should be reduced from culpable homicide to a lesser allegation. Specifically, those defendants are now charged with the violation of § 304A of the Indian Penal Code. That section states that "[w]hoever causes the death of any person by doing any rash or negligent act not amounting to culpable homicide, shall be punished with imprisonment of either description for a term which may extend to two years, or with fine, or with both." The Company has not been charged as a criminal defendant in India. Private parties have attempted to bring the Company into the case. An indirect Indian subsidiary of the Company appeared in the case in order to contest the matter. This case remains ongoing.

3. New York Litigation Relating to the Gas Leak and Unrelated Property Damage Claims

On November 15, 1999, plaintiffs filed a class action complaint in the U.S. District Court for the Southern District of New York (the "District Court") against defendants UCC and its former chief executive officer, asserting claims under the Alien Tort Claims Act, 28 U.S.C. § 1350, for alleged human rights violations arising out of the Bhopal incident. *See Bano v. Union Carbide Corp.*, 2000 U.S. Dist. LEXIS 12326, 2000 WL 1225789 (S.D.N.Y. Aug. 28, 2000). Plaintiffs essentially argued that the settlement with the Indian government was inadequate. On January 4, 2000, plaintiffs amended their complaint to add claims under New York State common law for alleged environmental pollution in and around the Bhopal Facility, including negligence, public nuisance, private nuisance, strict liability, medical monitoring, trespass and equitable relief. In these claims, Plaintiffs requested remediation for what they allege to be "[d]efendants' severe pollution of [the] land and drinking water, which has caused ... serious health problems." *Bano v. Union Carbide Corp.*, 2003 U.S. Dist. LEXIS 4097, 2003 WL 1344884, at *7 (S.D.N.Y. Mar. 18, 2003).

In August 2000, the District Court dismissed plaintiffs' claims in their entirety. Specifically, the District Court found that plaintiffs were barred by the 1989 settlement with the Indian government. Plaintiffs appealed the district court's ruling to the Second Circuit Court of Appeals (the "Court of Appeals"). *See Bano v. Union Carbide Corp.*, 273 F.3d 120 (2d Cir. 2001). The Court of Appeals found that the District Court had properly dismissed plaintiffs' claims under the Alien Tort Claims Act. However, the Court of Appeals held that the District Court had not adequately explained its basis for dismissing plaintiffs' common law claims relating to the alleged environmental pollution in and around the Bhopal Facility and remanded those claims back to the District Court for further proceedings.

On remand the District Court again heard arguments regarding plaintiffs' common law claims of pollution in and around the Bhopal Facility. *See Bano v. Union Carbide Corp.*, 2003 U.S. Dist. LEXIS 4097, 2003 WL 1344884 (S.D.N.Y. Mar. 18, 2003). On March 18, 2003, the District Court issued an opinion dismissing plaintiffs' environmental claims. The court

explained that the claims should be dismissed as "untimely and directed at improper parties." The District Court further stated:

> Union Carbide has met its obligations to clean up the contamination in and near the Bhopal plant. Having sold their shares long ago and having no connection to or authority over the plant, they cannot be held responsible....

Id. at *27-28.

Plaintiffs appealed this decision to the Court of Appeals, which in March 2004 affirmed the decision in all respects, except to the extent that it dismissed an individual plaintiff's claims for monetary damages and injunctive relief for alleged injury to her property. *Bano v. Union Carbide Corp.*, 361 F.3d 696 (2d Cir. 2004). As to those claims, the Court of Appeals vacated the judgment and remanded for further proceedings, including consideration of whether those claims may be pursued as a class action. The Court of Appeals also stated that the District Court could – but was not required to – reconsider its dismissal of plaintiffs' claims for remediation of the Bhopal Facility if the Indian government were to intervene in the case. In June 2004, the Indian government sent a letter to the District Court stating that it would not object if the court were to order UCC to remediate the site of the Bhopal Facility, but the Indian government expressly refused to become a party to the case or to submit to the jurisdiction of the District Court.

Plaintiff moved for class certification and certain individuals moved to intervene in the case as additional plaintiffs. On October 5, 2005, the District Court dismissed the case, denying class certification and concluding that the plaintiffs do not have a viable claim. Specifically, the District Court affirmed the Report and Recommendation of a Magistrate Judge which denied the motions for class certification and intervention, holding that: "This Court cannot allow Plaintiffs to intervene in or certify a class for a claim that was dismissed." That claim, seeking remediation of the UCIL Bhopal Facility, had been earlier dismissed by the District Court, and the dismissal was affirmed on appeal. The District Court declined to reconsider that dismissal, noting that "the Union of India's letter does not solve any of the logistical problems addressed by this Court in its initial dismissal of Plaintiffs' remediation claims." The District Court also dismissed the one remaining plaintiff's property damage claims and ordered the case removed from its docket. *Bano v. Union Carbide Corp.*, 2005 WL 2464589 (S.D.N.Y. Oct. 5, 2005). The plaintiff and proposed intervenors have filed an appeal to the Court of Appeals.

4. New York Litigation Relating to Alleged Environmental Pollution

In November 2004, a group of plaintiffs filed a putative class action complaint against UCC, alleging environmental pollution in and around the Bhopal Facility and claiming that contamination of soil and drinking water of a number of communities in the vicinity of the

Bhopal Facility caused injury to the communities' residents. In a decision dated December 1, 2005, the District Court dismissed that case on the merits, except that it stayed its decision on whether plaintiffs could show that Eveready Industries of India Ltd. ("EIIL," which is what UCIL was renamed following UCC's sale of its shares of UCIL in 1994) was not financially capable of satisfying plaintiffs' claims. UCC contends that EIIL has the resources to satisfy plaintiffs' claims, assuming plaintiffs were able to establish their claims, and, thus, that there is no basis for piercing the corporate veil and holding UCC responsible for conduct of its former subsidiary. The District Court granted plaintiffs 60 days to conduct discovery on this limited issue alone. *Sahu v. Union Carbide Corp.*, 2005 WL 3274059 (S.D.N.Y. Dec. 1, 2005). In its opinion, the District Court described this case as one in which the plaintiffs "seek recovery for injuries they allege were sustained by pollution from the Union Carbide India Limited ("UCIL") plant in Bhopal, India," and noted, "[p]ollution arising out of the gas leak is not the subject of this litigation. The current litigation concerns pollution from the normal operations of the UCIL plant." *Id.* at page 1 and note 2.

Among the other conclusions of the District Court are the following:

- "To attempt to establish that UCC transferred inadequate technology to UCIL, Plaintiffs rely on references to and quotations from the UCIL Capital Budget Proposal discussed above. Plaintiffs, however, refer falsely to this document as 'Union Carbide's 1973 Capital Budget Proposal.' Upon inspection of the document, it is a UCIL, not a UCC, document. Even if this document were a UCC document and not a UCIL document, there would still be no evidence of an inadequate technology transfer by UCC. The documents establish just the opposite; that UCIL elected to develop its own technology rather than using UCC technology." *Id.* at 5.

- "The actions complained of in this claim do not support a finding of direct/joint tortfeasor liability against UCC. Furthermore, UCIL was UCC's subsidiary. The law does not allow one to proceed legally against a parent corporation for its subsidiary's actions without first piercing the corporate veil." *Id.* at 6. The court states that the Plaintiffs' claim was based in part on "two out-of-context quotations from UCC documents" and states that "Plaintiffs misleadingly excerpt[ed]" one of the quotations. *Id.*

- "Plaintiffs' allegations that Defendants acted in concert with UCIL are without merit. There is no evidence of concerted action, and, even more important, concerted action liability cannot be used as a shortcut around veil piercing requirements to hold a parent liable. This claim is dismissed as a matter of law." *Id.* at 8.

A copy of this opinion and the October 2005 opinion in *Bano v. Union Carbide Corp.* are attached as Exhibit B to this letter. Plaintiffs have filed an appeal to the Court of Appeals with

respect to the District Court's denial of their claims for injunctive relief, including remediation of the Bhopal Facility, which were denied for the same reasons the District Court dismissed the same claims in the *Bano* case.

5. The Company's Acquisition of UCC

On February 6, 2001 – more than 16 years after the Bhopal gas release, 12 years after UCC's settlement and 6 years after UCC sold its interest in UCIL – the Company acquired the stock of UCC. As of that date, UCC became a wholly-owned subsidiary of the Company, and it remains a separate company and a separate legal entity from The Dow Chemical Company. In the context of the facts discussed above, the Company has not announced any new initiatives with respect to the Bhopal Facility.

ANALYSIS AND BASES FOR EXCLUSION

1. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to Matters of Ordinary Business Operations.

We believe that the Proposal may be excluded from the 2006 Proxy Materials because it does not relate to the Company minimizing or eliminating operations that may adversely affect the environment or public's health, but instead only seeks a report on what the Company may do to address the financial and reputational implications of long-terminated operations of a former subsidiary of a company that the Company acquired.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Release of the Securities and Exchange Commission (the "Commission") accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals. The Commission stated that the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983).

The Company is a leading science and technology company engaged in the manufacture and sale of chemicals, plastic materials, agricultural and other specialized products and services. In 2004, the Company had annual sales of approximately $40 billion and employed approximately 43,000 people. The Company serves customers in 175 countries and has 165 manufacturing sites in 37 countries. How the Company evaluates and responds to health, environmental or social concerns over past operations – or, as here, those of a former 50.99% subsidiary of a company that the Company acquired – is an ordinary part of the Company's day-to-day operations. In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Proposal and the supporting statement are not asking the Company to minimize or eliminate operations that may adversely affect the environment or the public health, and in fact could not do so, as the Company does not operate the Bhopal Facility and has no ownership interest in it, and the company that was involved in those operations – UCIL – was sold by UCC six years before Dow acquired UCC. Instead, the Proposal and the supporting statement, read as a whole, seek an assessment of what the Company might do about alleged risks to its finances and reputations arising from its ownership of UCC. Language in the supporting statement highlights this aspect of the Proposal. For example, the supporting statement alludes to possible liability under various lawsuits and asserts, "According to a prominent corporate social responsibility organization, in addition to any legal liability, the Bhopal issue presents a 'moral' liability for Dow that can affect its reputation." To similar effect, the Proponents state, "Proponents believe the Bhopal disaster may continue to damage Dow's reputation, which, in our opinion, may reasonably be expected to affect growth prospects in Asia and beyond."

In this respect, the Proposal is similar to proposals that the Staff has concurred could be excluded because they sought information on a company's assessment of and initiatives in response to various concerns facing its business. For example, in *American International Group, Inc.* (avail. Feb. 19, 2004), the proposal requested that the Board "review the economic effects of

[various health] pandemics on the company's business strategy and its initiatives to date" and issue a report to stockholders. The Staff concurred that AIG could exclude the proposal because it related to AIG's ordinary business operations "i.e., evaluation of risks and benefits." An identical proposal, seeking a report on the effects of pandemics on the company's business strategy and its initiatives in response thereto, was considered in *Texas Instruments Inc.* (avail. Jan. 28, 2005), and likewise the Staff concurred that the proposal could be excluded. As with the proposals in *American International Group, Inc.* and *Texas Instruments Inc.*, the Proposal seeks a report on what initiatives the Company might be taking to address health, environmental and social concerns of Bhopal survivors, and the supporting statement asserts that the Company's business strategy may be impacted by reputational or legal liability risks that the Proponents believe may arise from these matters. Thus, because the Proposal is focused on an assessment of and initiatives to address financial and reputational risks that the Proponents believe arise from particular concerns, we believe that the Proposal properly may be excluded under Rule 14a-8(i)(7).

The Proposal fundamentally differs from proposals that, for example, request that a company assess and report on steps the company is taking to respond to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other greenhouse gas emission. *See, for example, Reliant Resources, Inc.* (avail. Mar. 5, 2004). In those letters, the thrust and focus of the proposal is a report on how the companies may be changing or eliminating operations to address a particular health, environmental or social concern. In contrast, in both *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Dec. 23, 2002), stockholder proposals urged the boards of directors to issue a report disclosing "the economic risks associated with the Company's past, present, and future emissions" of several greenhouse gases, "the public stance of the company regarding efforts to reduce these emissions" and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities." The Staff concurred that these proposals were excludable under Rule 14a-8(i)(7) on the basis that they related to the "evaluation of risks and benefits" of ordinary business matters. Similarly, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), the Staff concurred that the company could exclude a proposal requesting that the company's board of directors publish a report on "the risk to the company's operations, profitability and reputation from its social and environmental liabilities," where the company argued that an assessment of the company's business strategy arising from its social and environmental liabilities implicated the company's ordinary business operations. As with those proposals that the Staff has concurred may be excluded under Rule 14a-8(i)(7), the supporting statement to the Proposal refers to potential reputational and legal liability associated with alleged health, environmental and social concerns mentioned in the Proposal; unlike the proposal in *Reliant Resources*, the Proposal is not asking (and for the reasons discussed above, could not ask) the Company to change its operations to minimize the impact of those operations on the health, environmental or societal concerns.

The Proposal and supporting statement, considered as a whole, are similar to the proposal and supporting statement submitted to the Company last year (the "2005 Proposal"), which the Staff concurred could be omitted under Rule 14a-8(i)(7) as "relating to Dow Chemical's ordinary business operations (i.e., evaluation of risks and liabilities)."[2] *The Dow Chemical Company* (avail. Feb. 23, 2005). The 2005 Proposal, a copy of which is attached as Exhibit C to this letter, read:

> Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

As indicated below, the supporting statement to the 2005 Proposal is similar to the text of the Proposal submitted this year, and the recitals of the 2005 Proposal also are comparable to language that appears in the supporting statement to the Proposal:

Supporting Statement to 2005 Proposal	Text of the Proposal
"The proponents believe that such report should also describe any new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors."	"**Resolved**: shareholders request Dow Chemical management to report to shareholders by October 2006, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors."

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2 We wish to call the Staff's attention to the fact that the language of the Proposal is identical to a proposal submitted to the Company for inclusion in its proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders. In *The Dow Chemical Company* (avail. Feb. 11, 2004), the Staff did not concur with our view that the proposal could be excluded under Rule 14a-8(i)(7) or under other bases set forth in our letter to the Staff. There, we were of the view, as stated in our letter to the Staff, that the proposal implicated the Company's ordinary business operations because we viewed it as relating to ongoing litigation and as advocating a specific charitable giving program. We did not in that letter assert that the proposal related to an assessment of financial and reputational risks. Therefore, we do not believe that the Staff's determination in that case is dispositive with respect to whether the Proposal may otherwise be excluded under Rule 14a-8(i)(7) on the basis set forth in this letter.

Language from Recitals to 2005 Proposal	Language from the Proposal's Supporting Statement
"Dow Chemical has acquired Union Carbide. The survivors and government have redirected a focus onto Dow as a result of the acquisition."	"Dow Chemical has acquired Union Carbide, thus becoming a focus of both the Indian government [sic] efforts to remedy environmental contamination and the survivors' ongoing need for health care and economic relief."
"Although a civil case over the Bhopal disaster was settled by Union Carbide for $470 million, numerous unresolved issues remain."	"Although a civil case over the disaster was settled by Union Carbide and the Indian Government for $470 million, it was done without consent of most survivors. Numerous unresolved legal issues remain."
"The Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond."	"Proponents believe the Bhopal disaster may continue to damage Dow's reputation, which, in our opinion, may reasonably be expected to affect growth prospects in Asia and beyond."

Thus, as addressed in SLB 14C, considering both the proposal and the supporting statement as a whole,[3] we believe that the Proposal is likewise excludable. Just as with the 2005 Proposal, the Proposal and supporting statement are not focused on the Company minimizing or eliminating operations that may adversely affect the environment or the public's health, but instead seek a report assessing alleged risks to the Company's financial status or reputation arising from the Bhopal incident, including what initiatives the Company might undertake to respond to those alleged risks.

3 In our letter to the Staff with respect to the 2005 Proposal, we stated that the language of that proposal differed substantially from the proposal submitted to the Company for inclusion in its proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders. Since that time, the Staff has clarified in SLB 14C that, "In determining whether the focus of these proposals is a significant social policy issue, we [the Staff] consider both the proposal and the supporting statement as a whole." Under that standard, we believe that the Proposal and supporting statement submitted by the Proponents this year are comparable to those in the 2005 Proposal.

2. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal."

On a number of occasions, the Staff has concurred with the exclusion of proposals related to reporting requests as being vague and indefinite when the proposals contain only general or uninformative references to a set of standards or criteria that would be applied under the proposal and the supporting statements do not provide additional information that would clarify the scope of the proposal. In *Johnson & Johnson* (avail. Feb. 7, 2003), the Staff concurred that the company could exclude as vague and indefinite a proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations." In its letter to the Staff, Johnson & Johnson pointed out that the proposal and supporting statement did not provide sufficient context and background information in order to allow stockholders and the company to understand the scope of the requested report; in fact, the term "glass ceiling" was not used anywhere in the proposal's supporting statement. Likewise, in *Alcoa Inc.* (avail. Dec. 24, 2002), the Staff concurred that the company could exclude as vague and indefinite a proposal calling for the "full implementation of these human rights standards" and a program to monitor compliance with these standards. There, Alcoa pointed out that, although the supporting statement referenced a variety of International Labor Organization human rights goals, the reference to "standards" only appeared in the Proposal and did not clarify for either stockholders or the company what standards were being referenced or what actions were contemplated under the proposal.

Just as with the proposals in *Johnson & Johnson* and *Alcoa*, the Proposal here refers to "specific health, environmental and social concerns of Bhopal, India survivors" but neither the Proposal nor supporting statement reference or clarify what those "specific concerns" are. (In fact, as discussed below, the supporting statement has misleading references to environmental matters that do not relate to or arise from the Bhopal gas incident, and thus which may not be limited to concerns of survivors of the gas incident.) In this respect, the Proposal differs from proposals that have been submitted to some companies requesting the publication of annual

"sustainability reports," because the supporting statements to those proposals specifically define what is encompassed by the reference to "sustainability." *See, e.g., Dean Foods Co.* (avail. Mar. 25, 2005) and *Wendy's International, Inc.* (avail. Feb. 10, 2005).

As with the *Johnson & Johnson* and *Alcoa* precedents, the subject of the report requested under the Proposal is described with only vague and indefinite terms and is not clarified through the supporting statement. The Proposal requests that the Company issue a report containing "descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." The Company has not announced any such initiatives. Thus, stockholders voting on the Proposal would not know what is encompassed by the Proposal, and the Company would not know what stockholders would expect of it in implementing the Proposal. As such, the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

3. The Proposal Contains False and Misleading Statements in Violation of Rule 14a-9.

Should the Staff not concur that the Proposal is excludable under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3), we respectfully request that the Staff concur in the exclusion or revision of the Proposal in accordance with Rule 14a-8(i)(3) because the Proposal contains statements that are materially false or misleading in violation of Rule 14a-9.

In SLB 14B, the Staff clarified its views regarding when modification or exclusion of a proposal or supporting statement is appropriate under Rule 14a-8(i)(3). Specifically, SLB 14B indicates that modification or exclusion is appropriate when, among other things:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or association, without factual foundation; and
- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

A. Statements in the Supporting Statement are Irrelevant to Consideration of the Proposal.

As made clear by the reference in the Proposal to "Bhopal, India survivors" and the first sentence of the supporting statement, the thrust and focus of the Proposal relates to the December 1984 gas release incident. Nevertheless, a number of paragraphs in the supporting statement address an entirely different issue: alleged environmental pollution in and around the Bhopal Facility from its ordinary operations. As reflected in the court's decisions in *Bano v. Union*

Carbide Corp. and *Sahu v. Union Carbide Corp.*, those statements relate to allegations of environmental matters arising from the operation of the Bhopal Facility and not from the gas incident. The *Bano* and *Sahu* cases reflect in part that the general environmental matters relating to the Bhopal Facility may not be relevant to survivors of the Bhopal incident, who may not have owned property subject to allegations of environmental pollution. To include the statements regarding environmental issues alleged to exist with respect to the Bhopal Facility, which address an entirely different issue from possible liability or responsibility for the effects of the gas leak, is misleading because stockholders would read them to refer to or have some relationship to the gas leak, whereas the U.S. courts have found these to be separate matters and have considered them separately.

Thus, the following statements only serve to confuse stockholders as to the nature of the issue that is being addressed in the Proposal, and should be omitted:

- "In November 2004, an expert panel evaluated contamination of the Bhopal site and concluded there are approximately 25,000 tons of onsite contaminated soil. This contamination has polluted the drinking water of the surrounding community and contributed to health problems. Money from the $470 million civil settlement may not be used for environmental clean-up."

- "International attention to corporate social accountability regarding human rights continues to grow. Even if not legally binding, the UN Norms set forth human rights responsibilities applicable to business including:

    - respecting human rights in international, as well as national, laws of countries in which a company operates, in particular rights of affected local communities, such as rights to life, adequate drinking water and highest attainable standard of health; and

    - assessing impact of disposal of hazardous and toxic substances on environment and human health and ensuring that the burden of negative environmental consequences does not fall on vulnerable groups."

In *Exxon-Mobil* (avail. Mar. 27, 2002), the Staff addressed a supporting statement in a context similar to that contained in the Proposal. Specifically, in *Exxon-Mobil*, the proposal stated,

> RESOLVED: Shareholders request that the Board Compensation Committee should consider non-financial factors, including social and environmental concerns, in determining compensation for top executives. We recommend the Committee consider setting executive performance goals that take into account

> disparities between increases in top executives' compensation and that of the lowest paid workers, as well as to environmental liability and progress.

In that context, the Staff concurred with the exclusion of portions of the supporting statement in which the proponents discussed their views on certain statements made by the company and its CEO regarding global warming. In arguing that exclusion of this language was appropriate under Rule 14a-8(i)(3), the company pointed out that the statements were not related to compensation disparities or to the consideration of social and environmental factors in the determination of executive compensation. The Staff concurred that the irrelevant statements in the supporting statement could be excluded under Rule 14a-8(i)(3) because they appeared to be false and misleading under Rule 14a-9. *See also Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999) (proposal excludable unless revised by the proponent to delete discussion of a *Wall Street Journal* article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter). Accordingly, just as with the unrelated statements in *Exxon-Mobil* and *Freeport-McMoRan Copper & Gold*, we believe that it is misleading to include statements referencing alleged general environmental claims in the context of a proposal addressing the Bhopal gas release incident, because the subject of those statements is irrelevant to the issue that is the subject of the Proposal. Therefore, these statements should be deleted.

In addition, it is also misleading for the supporting statement to say that UN Norms "set forth" certain responsibilities "including" the two bulleted statements. In fact, these statements are not "set forth" in the "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights" approved by the U.N. Sub-Commission on the Promotion and Protection of Human Rights (Aug. 13, 2003). A copy of the UN Norms is attached to this letter as Exhibit D, and can be accessed through the following website: http://www.business-humanrights.org/Gettingstarted/UnitedNationsNorms. In particular, the language in the second bullet point quoted in the supporting statement does not appear in the Norms and instead is an abstraction from statements in Commentary to the Norms. The fact that the supporting statement misleadingly attributes a measure of authority to the bulleted statements that is not factually supported thus likewise supports their exclusion from the supporting statement.

B. Statements in the Supporting Statement That Impugn UCC Have No Factual Basis.

In addition, particularly in light of the decisions of the U.S. courts, we believe that it is also false and misleading for the supporting statement to impugn UCC by attributing improper actions and status to it when UCC has sustained the burden in court of demonstrating that it was not responsible for those actions. Specifically, we believe that there is no factual foundation for the sentence, "Records show that Union Carbide decided to store bulk quantities of ultra-

hazardous methyl isocyanate in Bhopal and did not equip the plant with some of the corresponding safety features." As noted above, the District Court in *Sahu v. Union Carbide Corp.* found that UCC was not in control of the Bhopal Facility. Moreover, the Court of Appeals long ago upheld an earlier ruling of the District Court finding that UCC was not in control of the design of the Bhopal Facility or its safety features. In that case, the Court of Appeals stated, "The plaintiffs seek to prove that the accident was caused by negligence on the part of UCC in originally contributing to the design of the plant and its provision for storage of excessive amounts of the gas at the plant. As Judge Keenan found, however, UCC's participation was limited and its involvement in plant operations terminated long before the accident." In re *Union Carbide Corporation Gas Plant Disaster At Bhopal, India*, 809 F.2d 193 at 200 (2d Cir. 1987). Accordingly, we believe the foregoing sentence should be deleted from the supporting statement.

For the same reason, we believe that it is false and misleading for the first sentence of the supporting statement to refer to the Bhopal Facility as "a Union Carbide plant." The Bhopal Facility was in fact an asset of an entity that was a 50.99% owned subsidiary of UCC. Whether UCC is legally responsible for events at the Bhopal Facility has been the subject of extensive litigation, and the U.S. courts have not found any basis for asserting that liability. To refer to the Bhopal Facility as "a Union Carbide plant" is the same practice that the District Court criticized in the *Sahu* case, quoted above, as "falsely" referring to documents as UCC documents when in fact they were UCIL documents. Just as the District Court found that there was no factual basis for attributing to UCC matters related to the Bhopal Facility, likewise there is no basis – and it is thus false and misleading – to refer to the Bhopal Facility as "a Union Carbide plant." That reference is false and misleading because it attempts to attribute further responsibility to UCC with respect to the Bhopal Facility by suggesting that it owned the Bhopal Facility. Accordingly, we believe that this reference should be revised to clarify that the plant was owned and operated by an entity that was a 50.99% subsidiary of UCC that was sold by UCC before the Company acquired all of the stock of UCC.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company intends to file its definitive 2006 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponents. We recognize that the Staff has not interpreted

Rule 14a-8 to require a proponent to provide the Company and its counsel with a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponents or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or Thomas E. Moran, the Company's Assistant Secretary and Counsel, at (989) 636-2176.

Sincerely,

Ronald O. Mueller

Attachments

cc: Thomas E. Moran, Assistant Corporate Secretary and Counsel, The Dow Chemical Company
Kenneth B. Sylvester, Office of Comptroller of New York City, Bureau of Asset Management, Custodian New York City Fire Department Pension Fund
Julie Gresham, Director of Corporate Governance, Office of Comptroller of New York City, Custodian New York State Common Retirement Fund
Geraldine Hoyler, Sisters of the Holy Cross, Inc.
Joellen Sbrissa, Sisters of St. Joseph of LaGrange
Mila Rosenthal, Director-Business & Human Rights, Amnesty International
Lauren Compere, Boston Common Asset Management, Inc.
Valerie Heinonen, Sisters of Mercy of the Americas, Regional Community of Detroit Charitable Trust
Mary Brigid Clingman, Sisters of the Order of St. Dominic

70337392_3.DOC

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

RECEIVED
DEC 02 2005
Office of
Corporate Secretary

November 14, 2005

Mr. Andrew N. Liveris
Chairman and Chief Executive Officer
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Liveris:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Fire Department Pension Fund (the "fund"). The fund's board of trustees has authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letter from Bank of New York certifying the fund's ownership, of shares of Dow Chemical Company common stock is enclosed. The fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, the fund will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2013 if you have any further questions on this matter.

Very truly yours,

Kenneth B. Sylvester

Enclosures

Dowchemicalhumanrights

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Resolved: shareholders request Dow Chemical management to report to shareholders by October 2006, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Supporting Statement

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud, which killed at least 7,000 people within days and at least 15,000 more in the years that followed. Records show that Union Carbide decided to store bulk quantities of ultra-hazardous methyl isocyanate in Bhopal and did not equip the plant with some of the corresponding safety features.

Dow Chemical has acquired Union Carbide, thus becoming a focus of both the Indian government efforts to remedy environmental contamination and the survivors' ongoing need for health care and economic relief.

Although a civil case over the disaster was settled by Union Carbide and the Indian Government for $470 million, it was done without consent of most survivors. Numerous unresolved legal issues remain. Suits are pending in an Indian criminal court and the New York District Court.

International attention to corporate social accountability regarding human rights continues to grow. Even if not legally binding, UN Norms set forth human rights responsibilities applicable to business including:

- respecting human rights in international, as well as national, laws of countries in which a company operates, in particular rights of affected local communities, such as rights to life, adequate drinking water and highest attainable standard of health; and
- assessing impact of disposal of hazardous and toxic substances on environment and human health and ensuring that the burden of negative environmental consequences does not fall on vulnerable groups.

In November 2004, an expert panel evaluated contamination of the Bhopal site and concluded there are approximately 25,000 tons of onsite contaminated soil. This contamination has polluted the drinking water of the surrounding community and contributed to health problems. Money from the $470 million civil settlement may not be used for environmental clean-up.

Union Carbide is criticized for not cooperating with the investigation and, at the time of the disaster and currently, for withholding information vital to victims' medical treatment, e.g. information on reaction products released on the day of the gas leak. Such

information could help assess long-term health consequences of remaining contamination.

Amnesty International has reported that over a hundred thousand people across two generations still suffer from violations of their economic and social rights. According to a prominent corporate social responsibility organization, in addition to any legal liability, the Bhopal issue presents a "moral" liability for Dow that can affect its reputation.

Dow, in its Global Public Report, noted that sales and operations in Asia account for $3.3 billion in revenues. Proponents believe the Bhopal disaster may continue to damage Dow's reputation, which, in our opinion, may reasonably be expected to affect growth prospects in Asia and beyond.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: Dow Chemical Company- CUSIP#: 260543103

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund	174,915 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

STATE OF NEW YORK
ALAN G. HEVESI
COMPTROLLER

November 22, 2005

Mr. Charles J. Kalil
Corporate Secretary, Corporate Vice President and
General Counsel
Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

RECEIVED

NOV 2

C.J. Kalil - Legal Department

Dear Mr. Kalil:

As Comptroller of New York State, I am sole Trustee of the New York State Common Retirement Fund ("Fund"). The Fund has assets totaling approximately $128 billion, including the beneficial ownership of 4,326,804 shares in Dow Chemical Company.

I understand that a resolution requesting that the Board of Directors prepare a report describing new initiatives instituted by management to address the specific health, environmental and social concerns of the survivors of the 1984 chemical contamination in Bhopal has been submitted by the New York City Fire Department Pension Fund for consideration at the company's 2006 annual meeting. This letter is to inform you that the Fund is a co-sponsor of that resolution. A copy of the proposal is enclosed herewith.

I believe that Dow Chemical Company must consider the negative impact that the management of the continuing health issues in Bhopal has had upon the company's reputation. Furthermore, I believe that for as long as these environmental and health complaints and any accompanying litigation persist, the company is not only at risk of incurring monetary liability, but is also at risk of losing valuable opportunities in this competitive industry to do business in other areas of the world since host governments may be hesitant to let the company operate in their countries.

In accordance with SEC Rule 14a-8(a)(1), our custodian bank will forward you evidence of the Fund's beneficial ownership. It is our intention to maintain ownership of these securities through the date on which the annual meeting of the corporation is held.

At your earliest convenience, please advise Julie Gresham, the Director of Corporate Governance at my office, as to the date and location of the 2006 annual meeting.

Sincerely,

Alan G. Hevesi

Alan G. Hevesi

Attached

110 STATE STREET ❖❖ ALBANY, NEW YORK 12236 ❖❖ Tel: 518-474-4040 ❖❖ Fax: 518-473-3004

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Resolved: shareholders request Dow Chemical management to report to shareholders by October 2006, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Supporting Statement

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud, which killed at least 7,000 people within days and at least 15,000 more in the years that followed. Records show that Union Carbide decided to store bulk quantities of ultra-hazardous methyl isocyanate in Bhopal and did not equip the plant with some of the corresponding safety features.

Dow Chemical has acquired Union Carbide, thus becoming a focus of both the Indian government efforts to remedy environmental contamination and the survivors' ongoing need for health care and economic relief.

Although a civil case over the disaster was settled by Union Carbide and the Indian Government for $470 million, it was done without consent of most survivors. Numerous unresolved legal issues remain. Suits are pending in an Indian criminal court and the New York District Court.

International attention to corporate social accountability regarding human rights continues to grow. Even if not legally binding, UN Norms set forth human rights responsibilities applicable to business including:

- respecting human rights in international, as well as national, laws of countries in which a company operates, in particular rights of affected local communities, such as rights to life, adequate drinking water and highest attainable standard of health; and
- assessing impact of disposal of hazardous and toxic substances on environment and human health and ensuring that the burden of negative environmental consequences does not fall on vulnerable groups.

In November 2004, an expert panel evaluated contamination of the Bhopal site and concluded there are approximately 25,000 tons of onsite contaminated soil. This contamination has polluted the drinking water of the surrounding community and contributed to health problems. Money from the $470 million civil settlement may not be used for environmental clean-up.

Union Carbide is criticized for not cooperating with the investigation and, at the time of the disaster and currently, for withholding information vital to victims' medical treatment, e.g. information on reaction products released on the day of the gas leak. Such

information could help assess long-term health consequences of remaining contamination.

Amnesty International has reported that over a hundred thousand people across two generations still suffer from violations of their economic and social rights. According to a prominent corporate social responsibility organization, in addition to any legal liability, the Bhopal issue presents a "moral" liability for Dow that can affect its reputation.

Dow, in its Global Public Report, noted that sales and operations in Asia account for $3.3 billion in revenues. Proponents believe the Bhopal disaster may continue to damage Dow's reputation, which, in our opinion, may reasonably be expected to affect growth prospects in Asia and beyond.

LaSalle Bank
ABN AMRO

RECEIVED

NOV 28 2005

Office of
Corporate Secretary

November 4, 2005

Sister Geraldine Hoyler, C.S.C.
Secretary & Treasurer
Sisters of the Holy Cross, Inc.
309 Bertrand Hall - Saint Mary's
Notre Dame, IN46556-5014

RE: Sisters of the Holy Cross, Inc.

Dear Sister Geraldine:

This letter will confirm that the above-referenced account, custodied at LaSalle Bank, currently holds and has continuously held 209 shares of Dow Chemical Co. common stock for a period exceeding twelve months. The Dow Chemical Co. common stock holdings in the Sisters of the Holy Cross, Inc. account have continuously exceeded $2,000 in value.

Sincerely,

Linda Townes

Linda Townes
Assistant Vice President
Master Trust and Custody Services
Phone (312) 904-6028
Fax (312) 904-0990

36

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Resolved: shareholders request Dow Chemical management to report to shareholders by October 2006, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Supporting Statement

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud, which killed at least 7,000 people within days and at least 15,000 more in the years that followed. Records show that Union Carbide decided to store bulk quantities of ultra-hazardous methyl isocyanate in Bhopal and did not equip the plant with some of the corresponding safety features.

Dow Chemical has acquired Union Carbide, thus becoming a focus of both the Indian government efforts to remedy environmental contamination and the survivors' ongoing need for health care and economic relief.

Although a civil case over the disaster was settled by Union Carbide and the Indian Government for $470 million, it was done without consent of most survivors. Numerous unresolved legal issues remain. Suits are pending in an Indian criminal court and the New York District Court.

International attention to corporate social accountability regarding human rights continues to grow. Even if not legally binding, UN Norms set forth human rights responsibilities applicable to business including:

- respecting human rights in international, as well as national, laws of countries in which a company operates, in particular rights of affected local communities, such as rights to life, adequate drinking water and highest attainable standard of health; and
- assessing impact of disposal of hazardous and toxic substances on environment and human health and ensuring that the burden of negative environmental consequences does not fall on vulnerable groups.

In November 2004, an expert panel evaluated contamination of the Bhopal site and concluded there are approximately 25,000 tons of onsite contaminated soil. This contamination has polluted the drinking water of the surrounding community and contributed to health problems. Money from the $470 million civil settlement may not be used for environmental clean-up.

Union Carbide is criticized for not cooperating with the investigation and, at the time of the disaster and currently, for withholding information vital to victims' medical treatment, e.g. information on reaction products released on the day of the gas leak. Such information could help assess long-term health consequences of remaining contamination.

Amnesty International has reported that over a hundred thousand people across two generations still suffer from violations of their economic and social rights. According to a prominent corporate social responsibility organization, in addition to any legal liability, the Bhopal issue presents a "moral" liability for Dow that can affect its reputation.

Dow, in its Global Public Report, noted that sales and operations in Asia account for $3.3 billion in revenues. Proponents believe the Bhopal disaster may continue to damage Dow's reputation, which, in our opinion, may reasonably be expected to affect growth prospects in Asia and beyond.

Sisters of St. Joseph
of LaGrange
1515 W. Ogden Ave. • LaGrange Park, IL • 60526-1721 • 708.354.9200 • fax 708.354.9573

November 23, 2005

RECEIVED

NOV 2

C.J. Kalil - Legal Department

Andrew N. Liveris, Chair and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Liveris:

On behalf of the Sisters of St. Joseph of La Grange, I am authorized to co-file the following resolution, submitted by the Sisters of Mercy, Regional Community of Detroit Charitable Trust, which asks the Company to report to shareholders descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors, for inclusion in the 2006 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of St. Joseph of La Grange is cosponsoring this resolution with Amnesty International, Sisters of Mercy Trust, New York City pension funds and other faith-based investors associated with the Interfaith Center on Corporate Responsibility.

The Sisters of St. Joseph of La Grange believe it important to continue to raise this question with you, as the owner of Union Carbide. We believe it is irresponsible and cruel to walk away from people in such a desperate situation and urge you to address the health and other long-term issues raised in our resolution.

The Sisters of St. Joseph of La Grange is the beneficial owner of 3,400 shares of Dow Chemical stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee

Enc. Resolution
Verification of stock Ownership

Cc: Charles G. Kalil, Corporate Secretary; Dow Chemical
Valerie Heinonen, o.s.u. Corporate Social Responsibility- Sisters of Mercy
ICCR

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Resolved: Shareholders request Dow Chemical management to report to shareholders by October 2006, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Supporting Statement

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud, which killed at least 7,000 people within days and at least 15,000 more in the years that followed. Records show that Union Carbide decided to store bulk quantities of ultra-hazardous methyl isocyanate in Bhopal and did not equip the plant with some of the corresponding safety features.

Dow Chemical has acquired Union Carbide, thus becoming a focus of both the Indian government efforts to remedy environmental contamination and the survivors' ongoing need for health care and economic relief.

Although a civil case over the disaster was settled by Union Carbide and the Indian Government for $470 million, it was done without consent of most survivors. Numerous unresolved legal issues remain. Suits are pending in an Indian criminal court and the New York District Court.

International attention to corporate social accountability regarding human rights continues to grow. Even if not legally binding, UN Norms set forth human rights responsibilities applicable to business including:

- respecting human rights in international, as well as national, laws of countries in which a company operates, in particular rights of affected local communities, such as rights to life, adequate drinking water and highest attainable standard of health; and
- assessing impact of disposal of hazardous and toxic substances on environment and human health and ensuring that the burden of negative environmental consequences does not fall on vulnerable groups.

In November 2004, an expert panel evaluated contamination of the Bhopal site and concluded there are approximately 25,000 tons of onsite contaminated soil. This contamination has polluted the drinking water of the surrounding community and contributed to health problems. Money from the $470 million civil settlement may not be used for environmental clean-up.

Union Carbide is criticized for not cooperating with the investigation and, at the time of the disaster and currently, for withholding information vital to victims' medical treatment, e.g. information on reaction products released on the day of the gas leak. Such information could help assess long-term health consequences of remaining contamination.

Amnesty International has reported that over a hundred thousand people across two generations still suffer from violations of their economic and social rights. According to a prominent corporate social responsibility organization, in addition to any legal liability, the Bhopal issue presents a "moral" liability for Dow that can affect its reputation.

Dow, in its Global Public Report, noted that sales and operations in Asia account for $3.3 billion in revenues. Proponents believe the Bhopal disaster may continue to damage Dow's reputation, which, in our opinion, may reasonably be expected to affect growth prospects in Asia and beyond.

RECEIVED

NOV 23 2005

Office of ...

→ Tom M...

November 21, 2005

Andrew N. Liveris, Chair and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Liveris:

Amnesty International USA holds 70 shares of Dow Chemical stock, valued at over $2,000 and owned for over one year. It is our intent to continue holding stock of more than $2,000 in market value through the 2006 annual meeting of Dow Chemical Company. We will provide verification of our ownership position upon request.

Amnesty International is a Nobel Prize-winning grassroots activist organization with over 1.8 million members worldwide and with more than 40 years of experience working on human rights issues. Amnesty International USA (AIUSA) is the U.S. Section of Amnesty International. The **Universal Declaration of Human Rights** calls upon every organ of society, which includes companies and business operations in general, to protect and promote human rights, including the rights to health, food and water, and to "life, liberty and security of person." According to the **UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights**, companies, within their spheres of activity and influence, have responsibilities in connection with the interests, health, safety, and human rights of the communities in which they operate.
As you know, Amnesty International released the report, *Clouds of Injustice, Bhopal disaster 20 years on* in December 2004, which described ongoing human rights abuses associated with the Bhopal gas leak, and the responsibilities of Dow Chemical. A year later, we have still not received an adequate response from Dow to our concerns.

Therefore, we are submitting the enclosed shareholder proposal which asks the Company to report to shareholders descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We will be present in person or by proxy at the stockholders' meeting as required by the SEC Rules. We are filing this resolution along with other concerned investors led by the New York City Fire Department Pension Fund.

Sincerely,

Mila Rosenthal

Mila Rosenthal
Director, Business & Human Rights
Amnesty International USA

cc: Charles G. Kalil, Corporate Secretary
Dow Chemical

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Resolved: shareholders request Dow Chemical management to report to shareholders by October 2006, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Supporting Statement

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud, which killed at least 7,000 people within days and at least 15,000 more in the years that followed. Records show that Union Carbide decided to store bulk quantities of ultra-hazardous methyl isocyanate in Bhopal and did not equip the plant with some of the corresponding safety features.

Dow Chemical has acquired Union Carbide, thus becoming a focus of both the Indian government efforts to remedy environmental contamination and the survivors' ongoing need for health care and economic relief.

Although a civil case over the disaster was settled by Union Carbide and the Indian Government for $470 million, it was done without consent of most survivors. Numerous unresolved legal issues remain. Suits are pending in an Indian criminal court and the New York District Court.

International attention to corporate social accountability regarding human rights continues to grow. Even if not legally binding, the UN Norms set forth human rights responsibilities applicable to business including:

- respecting human rights in international, as well as national, laws of countries in which a company operates, in particular rights of affected local communities, such as rights to life, adequate drinking water and highest attainable standard of health; and
- assessing impact of disposal of hazardous and toxic substances on environment and human health and ensuring that the burden of negative environmental consequences does not fall on vulnerable groups.

In November 2004, an expert panel evaluated contamination of the Bhopal site and concluded there are approximately 25,000 tons of onsite contaminated soil. This contamination has polluted the drinking water of the surrounding community and contributed to health problems. Money from the $470 million civil settlement may not be used for environmental clean-up.

Union Carbide is criticized for not cooperating with the investigation and, at the time of the disaster and currently, for withholding information vital to victims' medical treatment, e.g. information on reaction products released on the day of the gas leak. Such

information could help assess long-term health consequences of remaining contamination.

Amnesty International has reported that over a hundred thousand people across two generations still suffer from violations of their economic and social rights. According to a prominent corporate social responsibility organization, in addition to any legal liability, the Bhopal issue presents a "moral" liability for Dow that can affect its reputation.

Dow, in its Global Public Report, noted that sales and operations in Asia account for $3.3 billion in revenues. Proponents believe the Bhopal disaster may continue to damage Dow's reputation, which, in our opinion, may reasonably be expected to affect growth prospects in Asia and beyond.

BOSTON COMMON
ASSET MANAGEMENT, LLC

November 17, 2005

Mr. Andrew N. Liveris, Chair and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Liveris:

On behalf of our client, the Brethren Benefit Trust and the Brethren Foundation, Boston Common Asset Management is authorized to submit the following resolution, which asks the Company to report to shareholders descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors, for inclusion in the 2006 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Boston Common Asset Management, is co-sponsoring this resolution with the New York City pension funds who is the primary filer of this resolution, the Sisters of Mercy, Amnesty International and faith-based investors associated with the Interfaith Center on Corporate Responsibility.

We believe it important to continue to raise this question with you, as the owner of Union Carbide. As we have said in the past, we believe it is irresponsible and cruel to walk away from people in such a desperate situation and urge you to address the health and other long-term issues raised in our resolution. We also feel that Dow's response to our letter of March 31st to the Board of Directors related to the full disclosure of the potential liabilities that Dow Chemical faces related to the ongoing situation in Bhopal was extremely inadequate. This and Dow Chemical's continued denial of any course of action concerning the Bhopal survivors needs related to medical monitoring and environmental clean up of the site has prompted us to co-file this resolution with other investors.

Our client, currently owns 4,771 shares of Dow Chemical Company common stock. 3310 shares are held in the Brethren Benefit Trust, Inc. Pension Fund and 1,461 shares are held through the Brethren Foundation, Inc. Our client plans to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting. Enclosed is a proof of ownership letter from their custodian, LaSalle Bank.

Yours truly,

Lauren Compere

Lauren Compere
Chief Administrative Officer

cc: Charles G. Kalil, Corporate Secretary, Dow Chemical
Will Thomas, Brethren Benefit Trust

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Resolved: shareholders request Dow Chemical management to report to shareholders by October 2006, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Supporting Statement

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud, which killed at least 7,000 people within days and at least 15,000 more in the years that followed. Records show that Union Carbide decided to store bulk quantities of ultra-hazardous methyl isocyanate in Bhopal and did not equip the plant with some of the corresponding safety features.

Dow Chemical has acquired Union Carbide, thus becoming a focus of both the Indian government efforts to remedy environmental contamination and the survivors' ongoing need for health care and economic relief.

Although a civil case over the disaster was settled by Union Carbide and the Indian Government for $470 million, it was done without consent of most survivors. Numerous unresolved legal issues remain. Suits are pending in an Indian criminal court and the New York District Court.

International attention to corporate social accountability regarding human rights continues to grow. Even if not legally binding, UN Norms set forth human rights responsibilities applicable to business including:

- respecting human rights in international, as well as national, laws of countries in which a company operates, in particular rights of affected local communities, such as rights to life, adequate drinking water and highest attainable standard of health; and
- assessing impact of disposal of hazardous and toxic substances on environment and human health and ensuring that the burden of negative environmental consequences does not fall on vulnerable groups.

In November 2004, an expert panel evaluated contamination of the Bhopal site and concluded there are approximately 25,000 tons of onsite contaminated soil. This contamination has polluted the drinking water of the surrounding community and contributed to health problems. Money from the $470 million civil settlement may not be used for environmental clean-up.

Union Carbide is criticized for not cooperating with the investigation and, at the time of the disaster and currently, for withholding information vital to victims' medical treatment, e.g. information on reaction products released on the day of the gas leak. Such

information could help assess long-term health consequences of remaining contamination.

Amnesty International has reported that over a hundred thousand people across two generations still suffer from violations of their economic and social rights. According to a prominent corporate social responsibility organization, in addition to any legal liability, the Bhopal issue presents a "moral" liability for Dow that can affect its reputation.

Dow, in its Global Public Report, noted that sales and operations in Asia account for $3.3 billion in revenues. Proponents believe the Bhopal disaster may continue to damage Dow's reputation, which, in our opinion, may reasonably be expected to affect growth prospects in Asia and beyond.

LaSalle Bank
ABN AMRO

LaSalle Bank N.A.
135 South LaSalle Street
Chicago, Illinois 60603
(312) 904-2000

November 28, 2005

Mr. William S. Stavropoulos
Chairman and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

RE: Shareholder proposal by Brethren Benefit Trust Inc.

Dear Mr. Stavropoulos:

LaSalle Bank is the custodian and record holder for the Brethren Benefit Trust Inc. (BBT).

We are writing to affirm that BBT currently owns 4,771 shares of Dow Chemical Company common stock. 3310 shares are held in the Brethren Benefit Trust, Inc. Pension Fund (Account: 6401000135), and 1,461 shares are held through the Brethren Foundation, Inc. (Account: 6401000123). BBT has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of Dow Chemical Company and such beneficial ownership has existed for one or more years, as of November 28, 2005, in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Michael Maratea

Michael Maratea
First Vice President

DOW

2030 Dow Center

The Dow Chemical Company
Midland, Michigan 48674
USA

November 18, 2005

Via Overnight Mail

Ron Mueller
Gibson Dunn & Crutcher LLP
1050 Connecticut Ave. NW
Washington, DC 20036-5306

Dear Ron:

Please find enclosed a Bhopal - related proposal received November 17th from Sisters of Mercy of the Americas. We received the same proposal from Boston Common Asset Management and the Grand Rapids Dominicans. Both the Sisters of Mercy and Boston Common have informed me that the "New York City Firemen" (I imagine their union or retirement fund arm) will take the lead – although we have not yet heard from them.

I look forward to your analysis regarding arguments for exclusion, if any. My initial reading suggests that they learned their lesson from last year and have changed the wording to avoid the ordinary business argument.

Yours truly,

Tom

Thomas E. Moran
Assistant Secretary of the Company
989-638-2176

TEM/lld

Sisters of MERCY
OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

RECEIVED
NOV 17 2005
Office of Corporate Secretary

November 16, 2005

William S. Stavropoulos, Chair and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Stavropoulos:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks the Company to take certain steps to bring to closure the tragedy which occurred in Bhopal, India at a chemical plant, owned at the time by Union Carbide, a corporation subsequently taken over by Dow, for inclusion in the 2006 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy Trust is cosponsoring this resolution with other investors associated with the Interfaith Center on Corporate Responsibility.

The Detroit Sisters of Mercy believe it important to continue to raise this question with you, as the owner of Union Carbide. As we have said in the past, we believe it is irresponsible and cruel to walk away from people in such a situation and urge you to address the issues raised in our resolution.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 4,300 shares of Dow Chemical stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009-2510
Telephone and fax: 212 674 2542
heinonenv@juno.com

Dow Chemical
BHOPAL - 2006

Resolved: shareholders request Dow Chemical management to report to shareholders by October 2006, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Supporting Statement

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud, which killed at least 7,000 people within days and at least 15,000 more in the years that followed. Records show that Union Carbide decided to store bulk quantities of ultra-hazardous methyl isocyanate in Bhopal and did not equip the plant with some of the corresponding safety features.

Dow Chemical has acquired Union Carbide, thus becoming a focus of both the Indian government efforts to remedy environmental contamination and the survivors' ongoing need for health care and economic relief.

Although a civil case over the disaster was settled by Union Carbide and the Indian Government for $470 million, it was done without consent of most survivors. Numerous unresolved legal issues remain. Suits are pending in an Indian criminal court and the New York District Court.

International attention to corporate social accountability regarding human rights continues to grow. Even if not legally binding, UN Norms set forth human rights responsibilities applicable to business including:

- respecting human rights in international, as well as national, laws of countries in which a company operates, in particular rights of affected local communities, such as rights to life, adequate drinking water and highest attainable standard of health; and
- assessing impact of disposal of hazardous and toxic substances on environment and human health and ensuring that the burden of negative environmental consequences does not fall on vulnerable groups.

In November 2004, an expert panel evaluated contamination of the Bhopal site and concluded there are approximately 25,000 tons of onsite contaminated soil. This contamination has polluted the drinking water of the surrounding community and contributed to health problems. Money from the $470 million civil settlement may not be used for environmental clean-up.

Union Carbide is criticized for not cooperating with the investigation and, at the time of the disaster and currently, for withholding information vital to victims' medical treatment, e.g. information on reaction products released on the day of the gas leak. Such information could help assess long-term health consequences of remaining contamination.

Amnesty International has reported that over a hundred thousand people across two generations still suffer from violations of their economic and social rights. According to a prominent corporate social responsibility organization, in addition to any legal liability, the Bhopal issue presents a "moral" liability for Dow that can affect its reputation.

Dow, in its Global Public Report, noted that sales and operations in Asia account for $3.3 billion in revenues. Proponents believe the Bhopal disaster may continue to damage Dow's reputation, which, in our opinion, may reasonably be expected to affect growth prospects in Asia and beyond.

Grand Rapids Dominicans

2025 E. Fulton Street · Grand Rapids, MI 49503-3895

RECEIVED

NOV 18 2005

Office of
Corporate Secretary

November 14, 2005

Andrew N. Liveris, Chair and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

RE: SHAREHOLDER RESOLUTION REGARDING BHOPAL

Dear Mr. Liveris:

The Sisters of the Order of St. Dominic of Grand Rapids, Michigan are the beneficial owners of at least $2,000 of shares of stock of Dow Chemical Company. A letter of verification is enclosed will be sent under separate cover.

I am authorized to inform you of our intention to present the enclosed resolution requesting a report to the shareholders by October 2006, at reasonable cost and excluding confidential information, of descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

We file in conjunction with the Sisters of Mercy, Regional Community of Detroit Charitable Trust and other ICCR shareholders for consideration and action by stockholders at the next annual meeting. I therefore submit it for inclusion in the proxy statement in accordance with rule 14a8 of the general rules and regulations of the Securities Exchange Act of 1934. We shall continue ownership of at least $2,000 of shares through the date of the annual meeting.

Sincerely,

Mary Brigid Clingman OP

Copy – 1/17
Tom Moran
Neil Hawkins ✓
Mike Hayes
per my e-mail
Bo

Mary Brigid Clingman OP
Councilor of Mission and Advocacy
Sisters of the Order of St. Dominic

Cc: Valerie Heinonen OSU Sisters of Mercy
ICCR

Grand Rapids Dominicans

2025 E. Fulton Street · Grand Rapids, MI 49503-3895

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Resolved: shareholders request Dow Chemical management to report to shareholders by October 2006, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

Supporting Statement

On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud, which killed at least 7,000 people within days and at least 15,000 more in the years that followed. Records show that Union Carbide decided to store bulk quantities of ultra-hazardous methyl isocyanate in Bhopal and did not equip the plant with some of the corresponding safety features.

Dow Chemical has acquired Union Carbide, thus becoming a focus of both the Indian government efforts to remedy environmental contamination and the survivors' ongoing need for health care and economic relief.

Although a civil case over the disaster was settled by Union Carbide and the Indian Government for $470 million, it was done without consent of most survivors. Numerous unresolved legal issues remain. Suits are pending in an Indian criminal court and the New York District Court.

International attention to corporate social accountability regarding human rights continues to grow. Even if not legally binding, UN Norms set forth human rights responsibilities applicable to business including:

- respecting human rights in international, as well as national, laws of countries in which a company operates, in particular rights of affected local communities, such as rights to life, adequate drinking water and highest attainable standard of health; and
- assessing impact of disposal of hazardous and toxic substances on environment and human health and ensuring that the burden of negative environmental consequences does not fall on vulnerable groups.

In November 2004, an expert panel evaluated contamination of the Bhopal site and concluded there are approximately 25,000 tons of onsite contaminated soil. This contamination has polluted the drinking water of the surrounding community and contributed to health problems. Money from the $470 million civil settlement may not be used for environmental clean-up.

Union Carbide is criticized for not cooperating with the investigation and, at the time of the disaster and currently, for withholding information vital to victims' medical treatment, e.g. information on reaction products released on the day of the gas leak. Such

information could help assess long-term health consequences of remaining contamination.

Amnesty International has reported that over a hundred thousand people across two generations still suffer from violations of their economic and social rights. According to a prominent corporate social responsibility organization, in addition to any legal liability, the Bhopal issue presents a "moral" liability for Dow that can affect its reputation.

Dow, in its Global Public Report, noted that sales and operations in Asia account for $3.3 billion in revenues. Proponents believe the Bhopal disaster may continue to damage Dow's reputation, which, in our opinion, may reasonably be expected to affect growth prospects in Asia and beyond.

MACATAWA BANK
Trust & Financial Services

Thomas B. Roberts
Vice President – Trust Officer
Trust and Financial Services

126 Ottawa Ave., NW
Grand Rapids, MI 49503
616-233-3432 Direct
888-235-7001 Toll Free
616-235-0050 Fax
troberts@macatawabank.com

November 15, 2005

Grand Rapids Dominicans
Attn: Sister Mary Brigid Clingman, OP
2025 East Fulton Street
Grand Rapids, MI 49503

To Whom It May Concern:

This letter will verify that Macatawa Bank holds the following security as Custodian for the Grand Rapids Dominicans as of this date:

450 shares of common stock of Dow Chemical Co.

The Grand Rapids Dominican Sisters have continuously held at least $2,000.00 in Market Value of Dow Chemical Co. for more than 1 year. Their first purchase of company securities dates back to August, 2003.

Macatawa Bank holds all eligible securities at Northern Trust in our nominee name of "Zeel and Co". Northern Trust is our custodian and is direct with DTC. If you were looking for a position of Dow Chemical Co. it would be registered under Northern Trust, How and Co or Booth and Co (Northern's nominee names). If it is necessary for Northern Trust to send some type of verification of holdings, please contact Nadine Terpstra at nterpstra@macatawabank.com or by phone at 616.820.1347 and she will contact Northern for you.

Sincerely,

Thomas B. Roberts
Vice President

TBR:ch

Exhibit B

C

Motions, Pleadings and Filings

Only the Westlaw citation is currently available.

United States District Court,
S.D. New York.
Janki Bai SAHU, et al., Plaintiff,
v.
UNION CARBIDE CORP. and Warren Anderson,
Defendants.
No. 04 Civ. 8825JFK.

Dec. 1, 2005.

Richard S. Lewis, Washington, DC, H. Rajan Sharma, Edison, NJ, Curtis V. Trinko, New York, NY, Richard Herz, EarthRights International, Washington, DC, for Plaintiffs Janki Bai Sahu, et al.

William A. Krohley, William C. Heck, Kelley Drye & Warren, LLP, New York, NY, for Defendants Union Carbide Corp. and Warren Anderson.

OPINION AND ORDER

KEENAN, J.

Preliminary Statement

***1** Before this Court are Defendants' motion to dismiss and/or for summary judgment, and Plaintiffs' application for a stay pending additional discovery pursuant to Fed.R.Civ.P. 56(f). For the reasons discussed below, Defendants' motion is granted in part. All of Plaintiffs' claims, with one exception, are dismissed; the one exception being that the Court will stay, in accordance with Plaintiffs' request, a decision regarding whether the Court can pierce the corporate veil of a company in which Defendant corporation previously owned stock. Before the Court rules on this remaining claim, [FN1] Plaintiffs, pursuant to Rule 56(f), are granted additional time for discovery related solely to corporate veil piercing.

FN1. The Court recognizes that "piercing the corporate veil ... is not, in and of itself, an independent cause of action but a procedural device through which a plaintiff may assert facts and circumstances to persuade the court to impose" a subsidiary's obligation on the parent. *Securities Investor Protection Corp. v. Stratton Oakmont, Inc.*, 234 B.R. 293, 321 (Bankr.S.D.N.Y.1999). For the sake of clarity, the Court will refer to it as a claim throughout this decision.

Background

Plaintiffs in this case seek recovery for injuries they allege were sustained by pollution from the Union Carbide India Limited ("UCIL") plant in Bhopal, India. The UCIL plant began operations as a pesticide formulations plant in the mid-1960s, on land leased from the Indian State of Madhya Pradesh. (Compl.¶ 70.) UCIL was incorporated under Indian law in 1934. 50.9% of UCIL's stock was owned by Defendant corporation, Union Carbide ("UCC") (Compl.¶ 63), making UCIL a subsidiary of UCC (Compl.¶ 62).

The UCIL plant was back-integrated in 1979-1980 to manufacture pesticides. (Compl.¶ 70.) During the manufacture of pesticides, hazardous wastes were generated and dumped within the plant's premises. After a gas leak in 1984, the plant was closed by the Indian government and never resumed normal operations. (Compl.94.) [FN2] Thereafter, all activity at the plant site was monitored closely by the Indian Central Bureau of Investigation, the Indian courts, and the Madhya Pradesh Pollution Control Board.

FN2. Pollution arising out of the gas leak is not the subject of this litigation. The current litigation concerns pollution from the normal operations of the UCIL plant. Pollution arising out of the gas leak itself was already litigated in *In re Union Carbide Corp.Gas Plant Disaster at Bhopal, India in December, 1984*, 634 F.Supp. 842 (S.D.N.Y.1986), *aff'd as modified,* 809 F.2d 195 (2d Cir.1987), *cert. denied,* 484 U.S. 871 (1987).

In 1994, Union Carbide sold all of its remaining UCIL shares (Compl.¶ 117), and UCIL has since changed its name to "Eveready Industries India Limited" ("EIIL") (Compl.¶ 117). In 1998, EIIL terminated its lease upon consent from the state government of Madhya Pradesh. (Compl.¶ 124.)

Plaintiffs filed a Class Action Complaint on

November 8, 2004, alleging environmental pollution in and around the former UCIL plant in Bhopal, India. (Compl.¶ 1.) [FN3] Plaintiffs claim that contamination of the soil and drinking water supply of sixteen communities in the vicinity of the former UCIL plant caused injury to the communities' residents. (Compl.¶ 1.) Plaintiffs seek to hold Defendants--UCC and its former Chief Executive Officer, Warren Anderson--liable for these injuries on three grounds. First, Plaintiffs allege that UCC "was a direct participant and joint tortfeasor in the activities that resulted in the environmental pollution." (Compl.¶ 60.) Second, Plaintiffs allege that UCC "worked in concert with UCIL to cause, exacerbate and/or conceal the pollution problem in Bhopal." (Compl.¶ 60.) Third, Plaintiffs claim Defendants are liable on the ground that UCIL acted as Union Carbide Corporation's alter ego, justifying the piercing of UCIL's corporate veil. (Compl.¶ 60.) Plaintiffs seek relief under New York common law for negligence, public nuisance, private nuisance, strict liability, medical monitoring, battery, and injunctive relief.

FN3. Plaintiffs were originally members of a putative class in *Bano v. Union Carbide Corp.*, No 99 Civ. 11329, 2003 WL 1344884 (S.D.N.Y. Mar. 18, 2003). This Court dismissed the *Bano* plaintiffs' personal injury claims as untimely because they were discovered more than three years before the action was commenced. The present suit is comprised of plaintiffs whose personal injury claims are not time-barred as they were discovered within the three-year statute of limitations period. (Compl.¶ ¶ 4-47.)

The Present Motions

***2** Defendants move for summary judgment pursuant to Fed.R.Civ.P 56 and/or dismissal pursuant to Fed.R.Civ.P 12(b)(6). Defendants argue that neither UCC nor Mr. Anderson was a direct participant or joint tortfeasor because the decisions that resulted in the environmental pollution were the decisions of UCIL. Defendants also argue that there is no evidence to support Plaintiffs' allegation that Defendants worked in concert with UCIL to cause, conceal, or exacerbate the pollution problem at the UCIL site. As to Plaintiffs' contention that UCIL acted as UCC's alter ego, Defendants argue Plaintiffs cannot meet an essential requirement for a piercing of the corporate veil--specifically, the need to prevent fraud or achieve justice--because EIIL is a "financially viable corporation, fully capable of responding to plaintiffs' claims ..." (Mem. in Supp. of Pls.' Mot. for Summ. J. 2.) Finally, Defendants contend that injunctive relief, whether in the form of remediation or medical monitoring, is infeasible, citing the related case, *Bano v. Union Carbide Corp.*, 2003 WL 1344884, in which this Court denied injunctive relief. For all these reasons, Defendants urge, Plaintiffs' claims should be dismissed.

Plaintiffs object and apply for a stay on the motion so that they may conduct additional discovery on the veil piercing issue, pursuant to Rule 56(f).

Defendants' Motion to Dismiss and/or for Summary Judgment is granted on all claims but one; Plaintiffs' veil piercing claim. Plaintiffs are granted sixty days for additional discovery regarding veil piercing before the Court will render a decision on that issue. All other claims are dismissed.

Discussion

Before addressing the merits of the instant motions, the Court notes that it could dismiss all of Plaintiffs' claims based on *forum non conveniens*. In *In re Union Carbide Corp. Gas Plant Disaster at Bhopal, India in December, 1984*, 634 F.Supp. 842 (S.D.N.Y.1986), *aff'd as modified*, 809 F.2d 195 (2d Cir.1987), *cert. denied*, 484 U.S. 871 (1987), this Court dismissed claims arising out of the Bhopal gas disaster on *forum non conveniens* grounds. The Court held, relying on the United States Supreme Court's decisions in *Gulf Oil Corp. v. Gilbert*, 330 U.S. 501, 67 S.Ct. 839, 91 L.Ed. 1055 (1947) and *Piper Aircraft Co. v. Reyno*, 454 U.S. 235, 102 S.Ct. 252, 70 L.Ed.2d 419 (1981), that the Indian legal system was a more suitable forum based on: the presence of claimants, evidence, and witnesses in India; the Indian government's interest in the outcome of the litigation; and the administrative burden such litigation would tax on an American tribunal.

Though the subject of litigation in the present action is not pollution from the gas disaster but pollution stemming from general Bhopal plant operations, the majority of factors that influenced the Court's reasoning above are also present in this case. For example, claimants, evidence, and witnesses are located in India. India has a substantial interest in determining liability for pollution that occurred within its country to its citizens. This interest is the same regardless of whether pollution stems from the gas disaster at the plant or from normal plant operations. Moreover, India remains a world power whose "courts have the proven capacity to mete out fair and equal justice." *In re Union Carbide*, 634 F.Supp. at 867.

*3 With that said, instead of dismissing based on *forum non conveniens,* the Court will dismiss Plaintiffs' claims based on the merits of each; with one exception, of course, that the Court will stay its decision on corporate veil-piercing to allow time for additional discovery. All other claims are summarily dismissed.

I. Legal Standards

A. Conversion of the Motion for Judgment on the Pleadings to a Motion for Summary Judgment

A Court "shall" convert a motion to dismiss into one for summary judgment when "matters outside the pleadings are presented to and not excluded by the court," Fed.R.Civ.P. 12(c), and where the non-movant "should reasonably have recognized the possibility that such a conversion would occur." *Sira v. Morton,* 380 F.3d 57, 67 (2d Cir.2004) (internal quotations omitted). Notice of conversion can be inferred from the circumstances. *Kennedy v. Empire Blue Cross & Blue Shield,* 989 F.2d 588, 592 (2d Cir.1993). The moving party's submission of exhibits, affidavits, and the like gives the non-moving party notice of possible conversion. *National Association of Pharmaceutical Manufacturers, Inc. v. Ayerst Laboratories, Division of/and American Home Products Corp.,* 850 F.2d 904, 911 (2d Cir.1988); *In re G.A. Books, Inc.,* 770 F.2d 288, 295 (2d Cir.1985); 5 Charles Alan Wright & Arthur R. Miller, *Federal Practice and Procedure* § 1366 (3d ed.1998); *see also* Morelli v. Cedel, 141 F.3d 39, 45 (2d Cir.1998).

In connection with Defendant's motion, both parties submitted matters outside the pleadings, which the Court considered, triggering mandatory conversion to summary judgment. Plaintiffs are on notice of a possible conversion as evidenced by the submission of extrinsic materials, and the fact that Plaintiffs' opposition to Defendants' motion is titled: "Memorandum of Law in Opposition to Motion to Dismiss and/or for Summary Judgment ..."

To the extent any part of Defendants' motion is a Rule 12(b)(6) motion to dismiss, it is converted to a Rule 56 motion for summary judgment.

B. Standard for Summary Judgment

A motion for summary judgment may be granted under Rule 56 of the Federal Rules of Civil Procedure if the entire record demonstrates that "there is no genuine issue as to any material fact and ... the moving party is entitled to judgment as a matter of law." *Anderson v. Liberty Lobby, Inc.,* 477 U.S. 242, 250 (1986). When viewing the evidence, the Court must "assess the record in the light most favorable to the non-movant and ... draw all reasonable inferences in its favor." *Delaware & Hudson Ry. Co. v. Consol. Rail Corp.,* 902 F.2d 174, 177 (2d Cir.1990); *see also McLee v. Chrysler Corp.,* 109 F.3d 130, 134 (2d Cir.1997); *Anderson,* 477 U.S. at 255. To survive the motion, the non-movant must present evidence of a genuine issue of fact that requires a trial. *Anderson,* 477 U.S. at at 257.

II. Injunctive Relief Claims

*4 There are no material issues of fact with regard to Plaintiffs' claims for injunctive relief in the form of medical monitoring or remediation. This issue was already decided based on essentially identical facts in *Bano v. Union Carbide Corp.,* No 99 Civ. 11329, 2003 WL 1344884 (S.D.N.Y. Mar. 18, 2003), *aff'd in part, vacated in part,* 361 F.3d 696 (2d Cir.2004) (affirmed with regard to injunctive relief claims).

In *Bano,* the same Defendants were sued on the same environmental claims by plaintiffs who also reside in the neighborhoods surrounding the Bhopal plant. In *Bano,* this Court dismissed claims for injunctive relief as infeasible. *Id.* at *8-9; *see also* United States *v. American Cyanamid Co.,* 556 F.Supp. 361, 373 (S.D.N.Y.1983), *rev'd on other grounds,* 719 F.2d 558 (2d Cir.1983) (deciding that a court will not grant equitable relief where it "appears to be impossible or impracticable."). The Court noted that the *Bano* defendants, the same Defendants as in the present action, had "voluntarily built a hospital in Bhopal" to satisfy any obligations to the citizens of Bhopal. *Id.* at *9. The Court further remarked that,

> Requiring medical monitoring is an extraordinary remedy requiring extensive factual research and imposes a potentially indefinite duty upon defendants to care for a population for which it has already made substantial efforts. Balancing this request against the fact that defendants have already built the hospital shows this request not to be equitable.

Id. With regard to remediation, the Court concluded:

> A court will not grant equitable relief where it "appears to be impossible or impracticable." UCC now has no connection with the property and has not had any control over it for several years. Ordering remediation by the defendants would be ineffectual as they have no means or authority to carry it out.... While Plaintiffs correctly acknowledge that the Indian government would

> cooperate with any measure imposed, that cooperation does not mandate this Court to order remediation by UCC. The Court does not wish to direct a foreign government as to how that state should address its own environmental issues. This court would have no control over any remediation process ordered. This would render the injunctive relief ineffectual.

Id. at *8 (internal citations omitted).

Because the circumstances and facts here are essentially the same, the same reasoning applies to Plaintiffs' current injunctive relief claims. Plaintiffs' claims for medical monitoring and remediation are dismissed as a matter of law.

III. Damages Claims

A. Defendants Are Not Liable Directly or as Joint Tortfeasors

Plaintiffs allege Defendants can be held liable directly and as joint tortfeasors for injuries sustained from pollution at UCIL's plant in Bhopal, India. This claim is an attempt to circumvent corporate veil piercing requirements. To hold a parent corporation and its directors liable for the actions of a subsidiary is an extraordinary course of action warranted only when corporate veil piercing requirements are met. *See* Beck v. Consolidated Rail Corp., 2005 WL 2649247, *4 (S.D.N.Y.2005); *Fletcher v. Atex, Inc.*, 861 F.Supp. 242, 246-47 (S.D.N.Y.1994), *aff'd*, 68 F.3d 1451 (2d Cir.1995); *see also* *Esmark, Inc., v. N.L.R.B.*, 887 F.2d 739, 759 (7th Cir.1989) (finding "direct participation" theory of liability "limited to situations in which the parent corporation's control over the particular transactions is exercised in disregard of the separate corporate identity of the subsidiary").

***5** "The party who seeks to pierce the corporate veil of a parent company must make a two-part showing: '(i) that the owner exercised complete domination over the corporation with respect to the transaction at issue; and (ii) that such domination was used to commit a fraud or wrong that injured the party seeking to pierce the veil." ' *Beck*, 2005 WL 2649247 at *4 (quoting *Am. Fuel Corp. v. Utah Energy Dev. Co., Inc.*, 122 F.3d 130, 134 (2d Cir.1997)).

The facts here establish that UCIL was UCC's subsidiary. If their interactions rose to the level where UCC was exerting complete domination over UCIL, this is an issue to be decided under Plaintiffs' separate corporate veil piercing claim. Trying to hold Defendants liable without first passing the veil piercing test puts the horse before the cart.

Nonetheless, Plaintiffs attempt to establish UCC's direct liability or liability as joint tortfeasors, arguing that Defendants made the decision to back-integrate the UCIL plant (Compl.¶ ¶ 70-75), that Defendants knowingly transferred inadequate technology to UCIL (Compl.¶ ¶ 76-83), and that Defendants predicted the pollution problem (Compl.¶ ¶ 84-87).

The decision to back-integrate--in other words, to manufacture pesticides, rather than just process them--was proposed by UCIL, not UCC, and that proposal was made at the behest of the Indian government. A December 2, 1973 cover letter forwarding UCIL's 1973 Capital Budget Proposal to the UCC Management Committee states:

> Attached is a proposal by Union Carbide India Limited to manufacture methyl-isocyanate based agricultural chemicals in India, beginning with Sevin and Temik. Manufacture is necessary in support of the market already developed by UCIL because the Government of India (GOI) will not permit further imports of Sevin and Temik if this proposal is not implemented.

(Defs.' Ex. D1 at 4186, D5 at 4242.) If UCC approved UCIL's proposal, it merely illustrates that UCC was acting as a parent.

To attempt to establish that UCC transferred inadequate technology to UCIL, Plaintiffs rely on references to and quotations from the UCIL Capital Budget Proposal discussed above. Plaintiffs, however, refer falsely to this document as "Union Carbide's 1973 Capital Budget Proposal." (Compl.¶ 76). Upon inspection of the document, it is a UCIL, not a UCC, document (Defs.' Ex. D1 at 4188).

Even if this document were a UCC document and not a UCIL document, there would still be no evidence of an inadequate technology transfer by UCC. The documents establish just the opposite; that UCIL elected to develop its own technology rather than using UCC technology. With regard to UCC's carbon monoxide ("CO") Process, UCIL's Budget Proposal states that,

> The UCC process is unsuitable because it is based on methane, which is unavailable at Bhopoal.
>
> Two other processes ... were investigated and rejected.... Instead, UCIL has elected to develop its own process ... with the help of an Indian-based consultant.

***6** (Defs.' Ex. D1 at 4204.) UCIL also rejected UCC's 1-Naphthol technology because it would not

be practical in India, and instead developed its own process. (Defs.' Ex. D1 at 4204-05.)

Though the UCIL proposal did not reject the use of UCC's MIC-to-Sevin technology, a Bhopal plant chronology shows that MIC-to-Sevin was never actually used (Defs.' Ex. D19 at 3791). Therefore, Defendants did not transfer inadequate technology to UCIL.

Plaintiffs' last contention with regard to Defendants' direct liability or liability as joint tortfeasors is that Defendants predicted the pollution problem. This allegation is based on two out-of-context quotations from UCC documents. Defendants produce copies of the documents from which Plaintiffs quote, and the documents establish that UCC was not predicting pollution, but instead was suggesting measures to its subsidiary to prevent pollution. The first quotation Plaintiffs misleadingly excerpt, "[a]ll wastewater from the Pesticide Unit at Bhopal will discharge into solar evaporation ponds" (Compl.¶ 84), is actually followed by another important sentence omitted by Plaintiffs, which states: "Plans are to construct the ponds ... with impermeable linings to prevent contamination of groundwater." (Defs.' Ex. D3 at 4295.)

Plaintiffs' second quotation says that UCC "discussed the 'danger of polluting subsurface water supplies in the Bhopal area." ' (Compl.¶ 85.) Plaintiffs leave out the beginning and end of the sentence, omissions that completely change the sentence's meaning. The sentence actually reads: *"to avoid* danger of polluting subsurface water supplies in the Bhopal area, this pond should be lined with clay suitable for rendering the pond bottom and dikes impervious to water." (Defs.' Ex. D3 at 4129) (emphasis added).

The actions complained of in this claim do not support a finding of direct/joint tortfeasor liability against UCC. Furthermore, UCIL was UCC's subsidiary. The law does not allow one to proceed legally against a parent corporation for its subsidiary's actions without first piercing the corporate veil. Plaintiffs' direct liability/joint tortfeasor claim is dismissed as a matter of law.

B. Defendants Did Not Act in Concert With UCIL

Plaintiffs also seek to hold Defendants liable for acting in concert with UCIL to cause, conceal, and/or exacerbate pollution at the UCIL plant in Bhopal. As with the previous claim, the proper legal lens for proceeding directly against Defendants is the corporate veil piercing test. *See* Fletcher v. Atex, Inc., 861 F.Supp. 242, 246-47 (S.D.N.Y.1994), *aff'd*, 68 F.3d 1451 (2d Cir.1995); *see also* In re TMJ Implants Products Liability Litigation, 880 F.Supp. 1311, 1319-20 (D.Minn.1995); Halberstam v. Welch, 705 F.2d 472, 484 (D.C.Cir.1983). Even if passing the corporate veil piercing test were not *sine qua non* for proceeding against a parent corporation, Plaintiffs' claim would fail for a lack of any evidence demonstrating concerted action.

*7 Plaintiffs make allegations with regard to two forms of concerted action liability--conspiracy and aiding and abetting. "Conspiracy requires an agreement to commit a tortious act. Aiding and abetting requires that the defendant [has] given substantial assistance or encouragement to the primary wrongdoer." In re Terrorist Attacks on September 11, 2001, 349 F.Supp.2d 765, 798 (S.D.N.Y.2005)(citing Rastelli v. Goodyear Tire & Rubber Co., 79 N.Y.2d 289, 295 (1992)); *see also* Restatement (Second) of Torts, § 876(a) & (b) (1979).

In each of the circumstances in which Plaintiffs claim Defendants acted in concert with UCIL, Defendants' role was not significant enough to meet the requirements for concerted action liability, and/or there is no underlying wrongdoer with which Defendants could have acted in concert. UCIL was making efforts to discover and remediate pollution, rather than to cause, exacerbate, or conceal it.

First, Plaintiffs allege that Defendants knew of pollution at the plant site "[d]uring UCIL's [o]perations." (Compl.¶ ¶ 88-93.) As evidence of Defendants' knowledge, Plaintiffs cite: a 1993 study conducted by India's National Environmental Engineering Research Institute ("NEERI") and Arthur D. Little, Inc. ("ADL"), a 1982 telex from UCIL to UCC, and a 1989 internal UCC document.

The 1993 study does not provide evidence of Defendants' knowledge "[d]uring UCIL's [o]perations" because UCIL's operation of the plant ceased in 1984. The 1992 telex, while it does notify UCC that UCIL is concerned about leakage from the ponds, also states that UCIL was addressing the problem by planning repairs with the assistance of environmental consultants. (Defs.' Ex. D10 at 1736.) Similarly, the 1989 internal document Plaintiffs refer to shows that UCIL was taking steps to solve pollution problems. (Defs.' Ex. D19 at 3790.)

Second, Plaintiffs make several allegations of a cover-up on the part of UCC based on a document Plaintiffs refer to in their complaint as "Union Carbide's 'Bhopal Site Rehabilitation & Asset Recovery Project." ' (Compl.¶ 94-107.) The document is actually a UCIL document. (Defs.' Ex. D20.) Plaintiffs further allege that the Budget Proposal was prepared with the aid of Union Carbide's engineers. (Mem. in Opposition to Defs.' Mot. for Summ. J. 13.) Even if the Budget Proposal were a UCC document and was prepared with UCC's assistance, it is still no smoking gun, for rather than being evidence of an effort to conceal pollution, it is evidence of efforts to remediate pollution and cooperate with Indian authorities:

> [I]t will be necessary to appoint a reputable Indian engineering consultancy firm who will also be associated in the final clean-up operations.
>
> State Govt [sic] has already set up a team comprising of technical experts from public sector units to inspect the [plant site] and recommend suitable action for decontamination/neutralization.... [A]fter decontamination/neutralization, it is proposed that a contractor is appointed for safely dismantling the plant before disposal.

*8 (Defs.' Ex. D20 at 2272.) This document also proposes a plan for "facilitat[ing] positive interactions with the concerned authorities...." (Defs.' Ex. D20 at 2272.)

Third, Plaintiffs allege that UCC knew the results of NEERI's 1990 environmental report, finding "no contamination of soil and groundwater," were false. (Compl.¶ 109.) This allegation is based on reports and actions purportedly undertaken and prepared by UCC, when they are in fact UCIL reports and actions. UCIL engaged NEERI to undertake a study of the plant site (Defs.' Exs. D25 at 1606, D41 at 3668), and internal investigations were performed by UCIL, not Defendants (Defs.' Exs. D31, D45, D55, D63).

Even if UCC played a role in or approved these decisions, it was not acting in concert with UCIL to commit a tort. UCIL hired NEERI, noting that it was a "a well known government sponsored institute whose investigations are well accepted by monitoring agencies." (Defs.' Ex. D63 at 2399.) UCIL hired ADL, a reputable American-based environmental consultant, to ensure more accurate results. (Defs.' Exs. D63 at 2400, D41 at 3668.)

Fourth, Plaintiffs allege that UCC approved the burial of toxic waste. (Com pl.¶ ¶ 113-116.) The burial was a form of plant-site remediation specifically recommended by a 1992 NEERI report and requested by the state government of Madhya Pradesh (Defs.' Ex. D49 at 3336). Therefore, if Defendants approved UCIL's burial of toxic waste, it was not an attempt to cover up evidence of pollution as Plaintiffs allege, but was approval of UCIL's efforts to remedy the pollution problem at the Bhopal plant as directed by environmental experts and the state government.

Fifth, Plaintiffs claim that Defendants abandoned the remediation project because after UCC sold its remaining UCIL shares, no further remediation was done on the site before the lease was surrendered to local authorities. If no further work was done at the plant site after UCC sold its shares, this is not UCC's responsibility for it was no longer affiliated with UCIL. Further, the project, as the preceding paragraphs establish, was a UCIL project. Defendants, therefore, correctly assert that "[b]ecause the Project was UCIL's, not Union Carbide's, there was nothing for Union Carbide to abandon." (Mem. in Supp. of Defs.' Mot. for Summ. J. 16.)

Plaintiffs' sixth and final argument in this section is that Defendants were responsible for UCIL's termination of the land lease for the plant site. The land lease was surrendered in 1998, at which point UCC had no connection with UCIL, the named lessee, and UCC was never a party to the lease. As a result, Defendants are not responsible for the lease termination.

Plaintiffs' allegations that Defendants acted in concert with UCIL are without merit. There is no evidence of concerted action, and, even more important, concerted action liability cannot be used as a shortcut around veil piercing requirements to hold a parent liable. This claim is dismissed as a matter of law.

C. Plaintiffs Are Granted a Stay Regarding Corporate Veil Piercing

*9 Plaintiffs also make a separate claim against Defendants based on corporate veil piercing. Plaintiffs request additional time for discovery, specifically with regard to EIIL (UCIL's new name) and its corporate relationship with UCIL and UCC, in order to oppose Defendants' contention that EIIL is a "financially viable corporation, fully capable of responding to plaintiffs' claims ..."

Fed.R.Civ.P. 56(f) allows a court to grant a party opposing a motion additional time for discovery

where "that party cannot for reasons stated present by affidavit facts essential to justify the party's opposition." Plaintiffs request additional discovery because discovery had not commenced at the time Defendants moved for summary judgment. The Court notes that, though discovery had not commenced in this action, extensive discovery was already conducted in the related case of *Bano v. Union Carbide Corp.*, No 99 Civ. 11329, 2003 WL 1344884 (S.D.N.Y. Mar. 18, 2003). In fact, most of the documents produced by Defendants in connection with their motion are documents produced during the *Bano* discovery where Plaintiffs' attorneys were the same as in the present case. As a result, Plaintiffs were most likely already in possession of sufficient evidence relating to Defendants' motion. Nonetheless, in an excess of caution, the Court grants Plaintiffs' request for additional discovery. Discovery shall be limited to EIIL and its corporate relationship to UCIL and UCC.

Conclusion

For the foregoing reasons, Defendants' motion for summary judgment is granted on all claims but one: corporate veil piercing. Plaintiffs are granted sixty days for additional discovery related *exclusively* to this issue. The discovery period shall be concluded by January 30, 2006. Plaintiffs will submit objections to summary judgment by March 15, 2006, and Defendants will reply by April 7, 2006. All other claims are dismissed.

SO ORDERED.

Slip Copy, 2005 WL 3274059 (S.D.N.Y.)

Motions, Pleadings and Filings (Back to top)

• 1:04cv08825 (Docket) (Nov. 08, 2004)

END OF DOCUMENT

H

Motions, Pleadings and Filings

Only the Westlaw citation is currently available.

United States District Court,
S.D. New York.
Sajida BANO, et al., Plaintiff,
v.
UNION CARBIDE CORP. and Warren Anderson,
Defendants.
No. 99 Civ. 11329(JFK).

Oct. 5, 2005.

Richard S. Lewis, Washington, DC, H. Rajan Sharma, Edison, NJ, Curtis V. Trinko, New York, NY, Richard Herz, Lillian Pinzon, EarthRights International, Washington, DC, for Plaintiffs Sajida Bano, et al.

William A. Krohley, William C. Heck, Kelley Drye & Warren, LLP, New York, NY, for Defendants Union Carbide Corp. and Warren Anderson.

OPINION AND ORDER

KEENAN, J.

Preliminary Statement

*1 Before this Court are objections to and motions for reconsideration with regard to a Report and Recommendation ("Report") issued by Magistrate Judge Pitman, denying Plaintiffs' claims for class certification and intervention of additional class representatives. The Magistrate Judge's Report is affirmed and adopted in its entirety, with a few small clarifications discussed below.

Procedural History

On November 15, 1999, Plaintiffs Haseena Bi and several organizations representing the residents of Bhopal, India filed a class action complaint against Defendants asserting claims for personal injuries and property damage under the Alien Tort Statute, 28 U.S.C. § 1350, for alleged human rights violations arising out of the Bhopal gas disaster in India on December 2-3, 1984. The Court presumes a basic familiarity with the facts surrounding this ghastly chapter in human history. *See* In re Union Carbide Corp. Gas Plant Disaster, 634 F.Supp. 842, 844 (S.D.N.Y.1986) (recounting the disaster). Plaintiffs amended their complaint to add claims under New York common law for alleged environmental pollution in and around the Bhopal plant ("UCIL site"). On August 28, 2000, this Court granted Defendants' motion to dismiss and/or for summary judgment and dismissed all claims in Bi's amended complaint. *Bano v. Union Carbide Corp.*, No. 99 Civ. 11329, 2000 WL 1225789 (S.D.N.Y. Aug. 28, 2000) (*"Bano I"*). The Second Circuit Court of Appeals affirmed in part but remanded Bi's New York law environmental claims. *Bano v. Union Carbide Corp.*, 273 F.3d 120 (2d Cir.2001) (*"Bano II"*).

On March 18, 2003, this Court granted Defendants' motion to dismiss and/or for summary judgment and dismissed the remaining environmental claims. *Bano v. Union Carbide Corp.*, No 99 Civ. 11329, 2003 WL 1344884 (S.D.N.Y. Mar. 18, 2003) (*"Bano III"*). The Court found that (1) Bi's claims for personal injuries and property damage were time-barred under New York law, (2) the organizations lacked standing to pursue damages claims, reimbursement for costs of medical monitoring, and remediation on behalf of its members, and (3) an injunction seeking remediation of the plant site was improper because of impracticability. *Id.* at *3-*9. On March 17, 2004, the Second Circuit affirmed most of the dismissals, except with respect to "Bi's claims for monetary and injunctive relief for alleged injury to her property." *Bano v. Union Carbide Corp.*, 361 F.3d 696, 701 (2d Cir.2004) (*"Bano IV"*). The Circuit remanded these claims with instructions to consider whether Bi may pursue them as a class action. *Id.* at 712-13, 717. The Circuit further noted that this Court was free to reconsider the dismissal of the injunction seeking plant-site remediation "in the event the Indian government or the State of Madhya Pradesh seeks to intervene in the action or otherwise urges the court to order such relief." *Id.* at 717.

The Court subsequently received a letter from the Union of India, dated June 28, 2004, but neither India nor Madhya Pradesh has sought intervention. The letter states that India has no objections to remediation, and that it will cooperate in any clean-up effort. It further states that India does not,

> *2 submit ... to the jurisdiction of the United States District Court ... [and is] entitled to sovereign immunity under international law and do[es] not

waive those immunities by this submission.

On remand, Plaintiffs seek class certification for clean-up of the UCIL site and the aquifer below the site of a class comprised of "present residents" of 14 townships that are "contiguous with the UCIL plant" (Tr. of Oral Argument at 9 (April 28, 2005)). Plaintiffs also seek intervention of additional class representatives. These issues were referred to Magistrate Judge Pitman who, in his Report to this Court, denied both motions. Judge Pitman concluded that Plaintiffs could not intervene in or certify a class for a claim of onsite remediation because onsite remediation was dismissed from the case. *Bano v. Union Carbide Corp.,* No 99 Civ. 11329 (S.D.N.Y. Aug. 12, 2005) (Report and Recommendation) (Pitman, *M.J.*) ("Report").

Plaintiffs made timely objections to the Magistrate Judge's denial of class certification, and filed a motion for reconsideration. Plaintiffs contend that Judge Pitman overlooked a claim for offsite remediation. This claim, they argue, is still in the case, and should be certified.

Having carefully reviewed the Magistrate Judge's Report and both parties' objections and motion papers, this Court affirms the Magistrate Judge's decision and elects to adopt the Magistrate Judge's Report in its entirety. A few issues, however, bear clarification in light of confusion in the motion papers and objections, and are therefore discussed below.

Discussion

As a threshold matter, the Plaintiffs have requested intervention and certification for a type of injunctive relief that does not survive the Second Circuit's opinion in *Bano IV.* In *Bano IV,* the Second Circuit affirmed this Court's dismissals, except with regard to "Bi's claims for monetary and injunctive relief for alleged injury to *her property." Bano IV,* F.3d at 701 (emphasis added). The Plaintiffs, however, seek intervention in and certification of a claim for remediation, not of Bi's property, for it appears Bi does not own any affected property, [FN1] but of the UCIL site and an aquifer located under the site.

FN1. In the amended complaint Bi never claims to be an owner of property in one of the 14 townships included in the putative class definition (Am.Compl.¶ 6). The Magistrate Judge mentioned this in his Report, and Defendants raised this in Response papers. Plaintiff has made no objection or reply or offered proof to the contrary.

At the opening of oral arguments before the Magistrate Judge to consider class certification, the Plaintiffs opened by stating: "Plaintiffs are here today to request certification ... for an injunction to clean up the ... Union Carbide site in Bhopal, India" (Tr. of Oral Argument at 3). Plaintiffs believed their claim for plant-site remediation had been automatically resurrected by the letter from the Indian government (Tr. of Oral Argument at 3-5). This assumption is incorrect. The Second Circuit held that this Court was *free* to reconsider the issue of onsite remediation if India intervened or sent a letter urging clean-up. This Court, however, was under no obligation to reconsider onsite remediation. Receipt of the letter does not automatically revive the claim.

*3 It is also important to note that the Union of India's letter does not solve any of the logistical problems addressed by this Court in its initial dismissal of Plaintiffs' remediation claims:

> A court will not grant equitable relief where it "appears to be impossible or impracticable." UCC now has no connection with the property and has not had any control over it for several years. Ordering remediation by the defendants would be ineffectual as they have no means or authority to carry it out.... While Plaintiffs correctly acknowledge that the Indian government would cooperate with any measure imposed, that cooperation does not mandate this Court to order remediation by UCC. The Court does not wish to direct a foreign government as to how that state should address its own environmental issues. This court would have no control over any remediation process ordered. This would render the injunctive relief ineffectual.

Bano III at *8 (internal citations omitted).

The Second Circuit agreed and confirmed dismissal of injunctive relief based on sovereignty problems and "concerns ... as to the difficulty that a United States court would have in controlling and overseeing the progress of remediation in India." *Bano IV* at 717. A District Court sitting in New York cannot be expected to control a clean-up effort 8,000 miles away. Furthermore, because the Union of India does not submit to the Court's jurisdiction, India is under no obligation to aid remediation. The Magistrate Judge correctly informed Plaintiffs that onsite remediation is no longer in the case.

The Magistrate Judge then asked if Plaintiffs were

seeking any remediation of individual properties:

THE COURT: But just so I'm clear, the injunctive relief you're seeking on behalf of the class is the clean up of the site and the aquifer.

MR. LEWIS: Correct.

THE COURT: You're not talking about remediation of individual properties?

MR. LEWIS: That's correct, Your Honor, although I have to qualify--

THE COURT: Apart from, I guess, the flow through effect that cleaning up the aquifer will have.

MR. LEWIS: Apart from the migration of off-site contamination which originates on the UCIL site.

(Tr. of Oral Argument at 25).

This above quoted text is a request for onsite remediation, which was dismissed by this Court, and the dismissal was affirmed by the Second Circuit.

Nonetheless, Plaintiffs contend that the Magistrate Judge erred in failing to consider their offsite remediation claims for certification. Plaintiffs only offsite claims, however, are with regard to the "flow-through effect" described above, and the possibility of placing a pump offsite to clean the aquifer (Tr. of Oral Argument at 71). Even if the aquifer could be cleaned by an offsite pump, this claim does not involve an injunction with regard to property owned by Bi or remediation of individual properties. This is not the type of offsite injunctive relief contemplated by the Second Circuit. The Second Circuit affirmed this Court's dismissals of all injunctive relief, with one narrow exception; with regard to "Bi's claims for monetary and injunctive relief for alleged injury to her property." *Bano IV*, 361 F.3d at 701. Plaintiffs' claims do not meet this narrow exception.

***4** Even if the issues for which Plaintiffs seek class certification and intervention remained in the case, certification would be denied because the claim does not satisfy the requirements of Fed.R.Civ.P. Rule 23, which governs class certification procedure. The Magistrate, in a detailed and thorough discussion of Plaintiffs' claim, concluded that Plaintiffs satisfied most of Rule 23's requirements, with an important exception worth noting here: Judge Pitman questioned the adequacy of class representation.

Rule 23(a)(4) allows certification only if "the representative parties will fairly and adequately protect the interests of the class." Plaintiff Bi admits that she lacks substantial financial resources. Report at 26. The Magistrate observed that, "Plaintiffs have offered no evidence indicating their awareness and acknowledgment of their responsibility for the costs of the class action." *Id.* at 27. The Magistrate provided Plaintiffs with the opportunity to cure this defect by submitting "material of evidentiary weight" establishing their awareness of and responsibility for the class action costs. *Id.* at 28. To date, Plaintiffs have not submitted such materials. Plaintiffs have not demonstrated that they will adequately represent the class. Regardless, Plaintiffs' claims for intervention and class certification are denied because the underlying claim is no longer in the case.

Conclusion

The Magistrate Judge properly denied the Plaintiffs' motions for class certification and intervention. This Court cannot allow Plaintiffs to intervene in or to certify a class for a claim that was dismissed. Even if the claim remained in the case, the putative class would not be certified because it fails Rule 23's requirements. Finally, because Bi owns no property, Plaintiffs can bring no viable claim. The action is dismissed and ordered removed from the Court's docket. In view of this decision, there is no need for a pre-motion conference suggested by Mr. Richard S. Lewis, counsel for Plaintiff, in his letter of August 26, 2005.

SO ORDERED.

Slip Copy, 2005 WL 2464589 (S.D.N.Y.)

Motions, Pleadings and Filings (Back to top)

• 2000 WL 34500914 (Trial Motion, Memorandum and Affidavit) Affidavit of H. Rajan Sharma in Support of Plaintiffs' Cross-Motion to Strike Defendant Warren Anderson's Motion to Dismiss the Amended Complaint, Deny Class Certification and/or for Summary Judgment (May. 11, 2000)

• 2000 WL 34500911 (Trial Motion, Memorandum and Affidavit) Affidavit of H. Rajan Sharma in Opposition to Defendant Warren Anderson's Motion to Dismiss the Amended Complaint, Deny Class Certification and/or for Summary Judgment (Apr. 26, 2000)

• 2000 WL 34500913 (Trial Motion, Memorandum and Affidavit) Declaration of International Law Experts on the Sources of Customary International Law (Apr. 24, 2000)

• 1:99cv11329 (Docket) (Nov. 15, 1999)

END OF DOCUMENT

Exhibit C

SHAREHOLDER RESOLUTION REGARDING BHOPAL

Whereas:
On the night of December 2-3, 1984, a Union Carbide plant in Bhopal, India released a gas cloud which killed thousands of people overnight, and thousands more in the years that followed.

While Union Carbide asserted that the incident was caused by employee sabotage, no such charges have ever been brought against an alleged saboteur. But the record shows that the plant was ill equipped to contain the resulting cloud of methyl isocyanate – that critical safety features were either undersized or turned off on the night of the disaster.

Dow Chemical has acquired Union Carbide. The survivors and government have redirected a focus onto Dow as a result of the acquisition.

Although a civil case over the Bhopal disaster was settled by Union Carbide for $470 million, numerous unresolved issues remain.

Union Carbide and Dow have refused to appear in Indian Courts to face continuing criminal charges for "culpable homicide, not amounting to murder" in the Bhopal disaster and therefore Union Carbide has been proclaimed an absconder from justice by the Bhopal Chief Judicial Magistrate.

Dow Chemical has become reputationally and legally entangled in the continued controversy over the Bhopal criminal case. A petition has been filed with the Madhya Pradesh court to require Dow Chemical to produce Union Carbide in the ongoing criminal case.

Under Indian law the amount of liability of Union Carbide for the offense of culpable homicide would be wholly in the discretion of a judge and limited only by the company's total assets.

In November 2004, a panel of experts evaluated the Bhopal site and concluded that there are approximately 25,000 tons of contaminated soil onsite, which could cost approximately $30 million to remediate.

Residents and Indian officials have called for Dow Chemical to pay for remediation of contamination. A lawsuit by neighbors of the Bhopal plant is pending in the New York District Court. Union Carbide lost an appeal of the case in 2004, so that the District Court case continues to demand that the company pay for remediation of soil and groundwater in the vicinity of the Bhopal site. Survivors have also called on Dow to redress continuing health and economic problems.

Dow noted in its Global Public Report that sales and operations in Asia account for $3.3 billion in revenues. The Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond.

Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2005, at reasonable cost and excluding confidential information, describing the impacts that the outstanding Bhopal issues, if left unresolved, may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

Supporting Statement
The proponents believe that such report should also describe any new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors.

EXHIBIT D

Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights, U.N. Doc. E/CN.4/Sub.2/2003/12/Rev.2 (2003). *

Preamble

Bearing in mind the principles and obligations under the Charter of the United Nations, in particular the preamble and Articles 1, 2, 55 and 56, inter alia to promote universal respect for, and observance of, human rights and fundamental freedoms,

Recalling that the Universal Declaration of Human Rights proclaims a common standard of achievement for all peoples and all nations, to the end that Governments, other organs of society and individuals shall strive, by teaching and education to promote respect for human rights and freedoms, and, by progressive measures, to secure universal and effective recognition and observance, including of equal rights of women and men and the promotion of social progress and better standards of life in larger freedom,

Recognizing that even though States have the primary responsibility to promote, secure the fulfilment of, respect, ensure respect of and protect human rights, transnational corporations and other business enterprises, as organs of society, are also responsible for promoting and securing the human rights set forth in the Universal Declaration of Human Rights,

Realizing that transnational corporations and other business enterprises, their officers and persons working for them are also obligated to respect generally recognized responsibilities and norms contained in United Nations treaties and other international instruments such as the Convention on the Prevention and Punishment of the Crime of Genocide; the Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment; the Slavery Convention and the Supplementary Convention on the Abolition of Slavery, the Slave Trade, and Institutions and Practices Similar to Slavery; the International Convention on the Elimination of All Forms of Racial Discrimination; the Convention on the Elimination of All Forms of Discrimination against Women; the International Covenant on Economic, Social and Cultural Rights; the International Covenant on Civil and Political Rights; the Convention on the Rights of the Child; the International Convention on the Protection of the Rights of All Migrant Workers and Members of Their Families; the four Geneva Conventions of 12 August 1949 and two Additional Protocols thereto for the protection of victims of war; the Declaration on the Right and Responsibility of Individuals, Groups and Organs of Society to Promote and Protect Universally Recognized Human Rights and Fundamental Freedoms; the Rome Statute of the International Criminal Court; the United Nations Convention against Transnational Organized Crime; the Convention on Biological Diversity; the International Convention on Civil Liability for Oil Pollution Damage; the Convention on Civil Liability for Damage Resulting from Activities Dangerous to the Environment; the Declaration on the Right to Development; the Rio Declaration on the Environment and Development; the Plan of Implementation of the World Summit on Sustainable Development; the United Nations Millennium Declaration; the Universal Declaration on the Human Genome and Human Rights; the International Code of Marketing of Breast milk Substitutes adopted by the World Health Assembly; the Ethical Criteria for Medical Drug Promotion and the "Health for All in the Twenty-First Century" policy of the World Health Organization; the Convention against Discrimination in Education of the United Nations Education, Scientific, and Cultural Organization; conventions and recommendations of the International

Labour Organization; the Convention and Protocol relating to the Status of Refugees; the African Charter on Human and Peoples' Rights; the American Convention on Human Rights; the European Convention for the Protection of Human Rights and Fundamental Freedoms; the Charter of Fundamental Rights of the European Union; the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of the Organization for Economic Cooperation and Development; and other instruments,

Taking into account the standards set forth in the Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy and the Declaration on Fundamental Principles and Rights at Work of the International Labour Organization,

Aware of the Guidelines for Multinational Enterprises and the Committee on International Investment and Multinational Enterprises of the Organization for Economic Cooperation and Development,

Aware also of the United Nations Global Compact initiative which challenges business leaders to "embrace and enact" nine basic principles with respect to human rights, including labour rights and the environment,

Conscious of the fact that the Governing Body Subcommittee on Multinational Enterprises and Social Policy, the Committee of Experts on the Application of Standards, as well as the Committee on Freedom of Association of the International Labour Organization, which have named business enterprises implicated in States' failure to comply with Conventions No. 87 concerning the Freedom of Association and Protection of the Right to Organize and No. 98 concerning the Application of the Principles of the Right to Organize and Bargain Collectively, and seeking to supplement and assist their efforts to encourage transnational corporations and other business enterprises to protect human rights,

Conscious also of the Commentary on the Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights, and finding it a useful interpretation and elaboration of the standards contained in the Norms,

Taking note of global trends which have increased the influence of transnational corporations and other business enterprises on the economies of most countries and in international economic relations, and of the growing number of other business enterprises which operate across national boundaries in a variety of arrangements resulting in economic activities beyond the actual capacities of any one national system,

Noting that transnational corporations and other business enterprises have the capacity to foster economic well-being, development, technological improvement and wealth as well as the capacity to cause harmful impacts on the human rights and lives of individuals through their core business practices and operations, including employment practices, environmental policies, relationships with suppliers and consumers, interactions with Governments and other activities,

Noting also that new international human rights issues and concerns are continually emerging and that transnational corporations and other business enterprises often are involved in these issues and concerns, such that further standard-setting and implementation are required at this time and in the future,

Acknowledging the universality, indivisibility, interdependence and interrelatedness of human rights, including the right to development, which entitles every human person and all peoples to participate in, contribute to and enjoy economic, social, cultural and political development in which all human rights and fundamental freedoms can be fully realized,

Reaffirming that transnational corporations and other business enterprises, their officers – including managers, members of corporate boards or directors and other executives - and persons working for them have, inter alia, human rights obligations and responsibilities and that these human rights norms will contribute to the making and development of international law as to those responsibilities and obligations,

Solemnly proclaims these Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights and urges that every effort be made so that they become generally known and respected.

A. General obligations

1. States have the primary responsibility to promote, secure the fulfilment of, respect, ensure respect of and protect human rights recognized in international as well as national law, including ensuring that transnational corporations and other business enterprises respect human rights. Within their respective spheres of activity and influence, transnational corporations and other business enterprises have the obligation to promote, secure the fulfilment of, respect, ensure respect of and protect human rights recognized in international as well as national law, including the rights and interests of indigenous peoples and other vulnerable groups.

B. Right to equal opportunity and non-discriminatory treatment

2. Transnational corporations and other business enterprises shall ensure equality of opportunity and treatment, as provided in the relevant international instruments and national legislation as well as international human rights law, for the purpose of eliminating discrimination based on race, colour, sex, language, religion, political opinion, national or social origin, social status, indigenous status, disability, age - except for children, who may be given greater protection - or other status of the individual unrelated to the inherent requirements to perform the job, or of complying with special measures designed to overcome past discrimination against certain groups.

C. Right to security of persons

3. Transnational corporations and other business enterprises shall not engage in nor benefit from war crimes, crimes against humanity, genocide, torture, forced disappearance, forced or compulsory labour, hostage-taking, extrajudicial, summary or arbitrary executions, other violations of humanitarian law and other international crimes against the human person as defined by international law, in particular human rights and humanitarian law.

4. Security arrangements for transnational corporations and other business enterprises shall observe international human rights norms as well as the laws and professional standards of the country or countries in which they operate.

D. Rights of workers

5. Transnational corporations and other business enterprises shall not use forced or compulsory labour as forbidden by the relevant international instruments and national legislation as well as international human rights and humanitarian law.

6. Transnational corporations and other business enterprises shall respect the rights of children to be protected from economic exploitation as forbidden by the relevant international instruments and national legislation as well as international human rights and humanitarian law.

7. Transnational corporations and other business enterprises shall provide a safe and healthy working environment as set forth in relevant international instruments and national legislation as well as international human rights and humanitarian law.

8. Transnational corporations and other business enterprises shall provide workers with remuneration that ensures an adequate standard of living for them and their families. Such remuneration shall take due account of their needs for adequate living conditions with a view towards progressive improvement.

9. Transnational corporations and other business enterprises shall ensure freedom of association and effective recognition of the right to collective bargaining by protecting the right to establish and, subject only to the rules of the

organization concerned, to join organizations of their own choosing without distinction, previous authorization, or interference, for the protection of their employment interests and for other collective bargaining purposes as provided in national legislation and the relevant conventions of the International Labour Organization.

E. Respect for national sovereignty and human rights

10. Transnational corporations and other business enterprises shall recognize and respect applicable norms of international law, national laws and regulations, as well as administrative practices, the rule of law, the public interest, development objectives, social, economic and cultural policies including transparency, accountability and prohibition of corruption, and authority of the countries in which the enterprises operate.

11. Transnational corporations and other business enterprises shall not offer, promise, give, accept, condone, knowingly benefit from, or demand a bribe or other improper advantage, nor shall they be solicited or expected to give a bribe or other improper advantage to any Government, public official, candidate for elective post, any member of the armed forces or security forces, or any other individual or organization. Transnational corporations and other business enterprises shall refrain from any activity which supports, solicits, or encourages States or any other entities to abuse human rights. They shall further seek to ensure that the goods and services they provide will not be used to abuse human rights.

12. Transnational corporations and other business enterprises shall respect economic, social and cultural rights as well as civil and political rights and contribute to their realization, in particular the rights to development, adequate food and drinking water, the highest attainable standard of physical and mental health, adequate housing, privacy, education, freedom of thought, conscience, and religion and freedom of opinion and expression, and shall refrain from actions which obstruct or impede the realization of those rights.

F. Obligations with regard to consumer protection

13. Transnational corporations and other business enterprises shall act in accordance with fair business, marketing and advertising practices and shall take all necessary steps to ensure the safety and quality of the goods and services they provide, including observance of the precautionary principle. Nor shall they produce, distribute, market, or advertise harmful or potentially harmful products for use by consumers.

G. Obligations with regard to environmental protection

14. Transnational corporations and other business enterprises shall carry out their activities in accordance with national laws, regulations, administrative practices and policies relating to the preservation of the environment of the countries in which they operate, as well as in accordance with relevant international agreements, principles, objectives, responsibilities and standards with regard to the environment as well as human rights, public health and safety, bioethics and the precautionary principle, and shall generally conduct their activities in a manner contributing to the wider goal of sustainable development.

H. General provisions of implementation

15. As an initial step towards implementing these Norms, each transnational corporation or other business enterprise shall adopt, disseminate and implement internal rules of operation in compliance with the Norms. Further, they shall periodically report on and take other measures fully to implement the Norms and to provide at least for the prompt implementation of the protections set forth in the Norms. Each transnational corporation or other business enterprise shall apply and incorporate these Norms in their contracts or other arrangements and dealings with contractors, subcontractors, suppliers, licensees, distributors, or natural or other legal persons that enter into any agreement with the transnational corporation or business enterprise in order to ensure respect for and implementation of the Norms.

16. Transnational corporations and other businesses enterprises shall be subject to periodic monitoring and verification by United Nations, other international and national mechanisms already in existence or yet to be created, regarding application of the Norms. This monitoring shall be transparent and independent and take into account input from stakeholders (including non governmental organizations) and as a result of complaints of violations of these Norms. Further, transnational corporations and other businesses enterprises shall conduct periodic evaluations concerning the impact of their own activities on human rights under these Norms.

17. States should establish and reinforce the necessary legal and administrative framework for ensuring that the Norms and other relevant national and international laws are implemented by transnational corporations and other business enterprises.

18. Transnational corporations and other business enterprises shall provide prompt, effective and adequate reparation to those persons, entities and communities that have been adversely affected by failures to comply with these Norms through, inter alia, reparations, restitution, compensation and rehabilitation for any damage done or property taken. In connection with determining damages in regard to criminal sanctions, and in all other respects, these Norms shall be applied by national courts and/or international tribunals, pursuant to national and international law.

19. Nothing in these Norms shall be construed as diminishing, restricting, or adversely affecting the human rights obligations of States under national and international law, nor shall they be construed as diminishing, restricting, or adversely affecting more protective human rights norms, nor shall they be construed as diminishing, restricting, or adversely affecting other obligations or responsibilities of transnational corporations and other business enterprises in fields other than human rights.

I. Definitions

20. The term "transnational corporation" refers to an economic entity operating in more than one country or a cluster of economic entities operating in two or more countries - whatever their legal form, whether in their home country or country of activity, and whether taken individually or collectively.

21. The phrase "other business enterprise" includes any business entity, regardless of the international or domestic nature of its activities, including a transnational corporation, contractor, subcontractor, supplier, licensee or distributor; the corporate, partnership, or other legal form used to establish the business entity; and the nature of the ownership of the entity. These Norms shall be presumed to apply, as a matter of practice, if the business enterprise has any relation with a transnational corporation, the impact of its activities is not entirely local, or the activities involve violations of the right to security as indicated in paragraphs 3 and 4.

22. The term "stakeholder" includes stockholders, other owners, workers and their representatives, as well as any other individual or group that is affected by the activities of transnational corporations or other business enterprises. The term "stakeholder" shall be interpreted functionally in the light of the objectives of these Norms and include indirect stakeholders when their interests are or will be substantially affected by the activities of the transnational corporation or business enterprise. In addition to parties directly affected by the activities of business enterprises, stakeholders can include parties which are indirectly affected by the activities of transnational corporations or other business enterprises such as consumer groups, customers, Governments, neighbouring communities, indigenous peoples and communities, non governmental organizations, public and private lending institutions, suppliers, trade associations, and others.

23. The phrases "human rights" and "international human rights" include civil, cultural, economic, political and social rights, as set forth in the International Bill of Human Rights and other human rights treaties, as well as the right to development and rights recognized by international humanitarian law, international refugee law, international labour law, and other relevant instruments adopted within the United Nations system.

---

* Approved August 13, 2003, by U.N. Sub-Commission on the Promotion and Protection of Human Rights resolution 2003/16, U.N. Doc. E/CN.4/Sub.2/2003/L.11 at 52 (2003).

RECEIVED
2006 JAN 32 PM 5:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 31, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

Enclosed please find a copy of the Amnesty International report, *Clouds of injustice - Bhopal disaster 20 years on.* This document is referenced in Appendix 5 of the letter of Sanford Lewis and Jonas Kron, dated January 31, 2006, regarding the shareholder proposal on Bhopal submitted to Dow Chemical Company. Any further questions about the content of the letter should be directed to Mr. Lewis or Mr. Kron.

Very Sincerely,

Amy O'Meara
Amnesty International USA

AMNESTY INTERNATIONAL USA T. 212.807.8400 F. 212.627.1451 322 EIGHTH AVENUE NEW YORK NY 10001-8001 ww

Clouds of injustice

Bhopal disaster 20 years on


NOW

amnesty international

Cover photo: A young protester taking part in a demonstration demands that the Union Carbide plant site in Bhopal be cleaned up, December 2002. The demonstration, outside the Dow headquarters in Mumbai, marked the anniversary of the 1984 disaster. © Maude Dorr

Back cover photo: The Union Carbide pesticide plant in Bhopal, India, photographed in 2002, almost 20 years after the gas leak. © Maude Dorr

Amnesty International Publications
First published in 2004 by
Amnesty International Publications
International Secretariat
Peter Benenson House
1 Easton Street
London WC1X 0DW
United Kingdom

www.amnesty.org

ISBN: 0-86210-364-9
AI Index: ASA 20/015/2004
Original language: English
Printed by:
Alden Press
Osney Mead
Oxford
United Kingdom

CONTENTS

Glossary

AIR	All India Reporter
CSIR	Council for Scientific and Industrial Research
Dow	Dow Chemical Company, which took over Union Carbide in 2001
FFM	Fact Finding Mission on Bhopal
ICCPR	International Covenant on Civil and Political Rights
ICESCR	International Covenant on Economic, Social and Cultural Rights
ICMR	Indian Council for Medical Research
MIC	methyl isocyanate
SCC	Supreme Court Cases
UCAPC	Union Carbide Agricultural Products Company, a wholly owned subsidiary headquartered in the USA
UCC	Union Carbide Corporation
UCE	Union Carbide Eastern, Inc, a wholly owned subsidiary headquartered in Hong Kong but incorporated in the USA
UCIL	Union Carbide India Limited

Executive summary

Twenty years ago around half a million people were exposed to toxic chemicals during a catastrophic gas leak from a pesticide plant in Bhopal, India. More than 7,000 people died within days. A further 15,000 died in the following years. Around 100,000 people are suffering chronic and debilitating illnesses for which treatment is largely ineffective.

The disaster shocked the world and raised fundamental questions about corporate and government responsibility for industrial accidents that devastate human life and local environments. Yet 20 years on, the survivors still await just compensation, adequate medical assistance and treatment, and comprehensive economic and social rehabilitation. The plant site has still not been cleaned up so toxic wastes continue to pollute the environment and contaminate water that surrounding communities rely on. And, astonishingly, no one has been held to account for the leak and its appalling consequences.

Efforts by survivors' organizations to use the US and Indian court systems to see justice done and gain adequate redress have so far been unsuccessful. The transnational corporations involved – Union Carbide Corporation (UCC) and Dow Chemicals which took over UCC in 2001 – have publicly stated that they have no responsibility for the leak and its consequences or for the pollution from the plant. UCC refuses to appear before the court in Bhopal to face trial and the Indian government agreed to a final settlement which has left survivors living in penury.

The settlement, endorsed by the Indian Supreme Court in 1989, involved UCC paying US$470 million. Even this inadequate sum has not been distributed in full to the victims. About 30% of claims for injuries have been rejected by the government, around 16,000 claims are outstanding, and most of the successful applicants have received minimal amounts of compensation. At the time of writing in September 2004, around US$330 million of the US$470 million remained held by the Reserve Bank of India.

This report, for which Amnesty International liaised closely with survivors and those working on their behalf in Bhopal, looks back over the 20 years since the

Bhopal tragedy through a human rights lens. Of the many complex issues that continue to be thrown up by the gas disaster, the report focuses on:

- the human rights impact of the leak and the contamination;
- corporate accountability for the leak; and
- the responsibility of the Indian state to hold UCC to account and to ensure victims receive adequate compensation and rehabilitation.



The report has two aims. The first is to expose the failure by UCC/Dow and the Indian government to comply with their respective obligations and responsibilities to (a) prevent the gas leak and address its consequences, and (b) prevent and stop the continuing pollution of the environment and water through the dispersal of toxic and hazardous substances. The second aim is to demonstrate – by showing how companies evade their human rights responsibilities – the need to establish a universal human rights framework that can be applied to companies directly.

Governments have the primary responsibility for protecting the human rights of communities endangered by the activities of corporations, such as those employing hazardous technology. However, as the influence and reach of companies have grown, there has been a developing consensus that they must be brought within the framework of international human rights standards. There is already a clear trend to extend international obligations beyond states, including to individuals (for international crimes), armed groups, international organizations and private enterprises. Amnesty International supports this trend and believes that companies have an



© Maude Dorr

Twenty years after the gas leak the Union Carbide plant in Bhopal stands derelict.

inalienable responsibility for the human rights impact of their operations.

This report begins with a brief description of the leak on the fateful night of 2/3 December 1984. It then describes the impact of the leak – the thousands of lives cut short; the tens of thousands of lives ruined by chronic, debilitating illnesses; the

health problems of children, including those born after the disaster; and the continuing contamination and pollution around the site. Many of the words used come from survivors – those who witnessed the tragedy unfolding and have lived with the dreadful consequences ever since.

Chapter 2 sets out the human rights framework used for assessing this tragedy. Thousands of people in Bhopal were denied their right to life, and tens of thousands of people have had their right to health undermined. Those struggling for justice and the right to a remedy in Bhopal have been frustrated in their efforts. Thousands of poor families have suffered illness and bereavement, further impairing their ability to realize their right to a decent standard of living.

These and other fundamental human rights are explicitly guaranteed in international treaties which are legally binding on the Indian state. Such obligations can be enforced by Indian courts if they are incorporated into Indian law. The Indian Constitution guarantees the right to life, and the Indian Supreme Court has held that this includes the right to health and to protection from environmental pollution. The Court has also determined that companies are responsible for environmental damage and for compensating anyone harmed by their activities.

Chapter 2 also highlights the UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights (UN Norms), the approval of which in 2003 was a significant step towards generating international standards for corporate responsibility. The Norms can be seen as the basis of a universally recognized, normative framework to identify the responsibilities of companies for the human rights impact of their actions.

Chapter 3 examines the accountability of UCC for the Bhopal disaster. The company decided to store quantities of the "ultra-hazardous" methyl isocyanate (MIC) in Bhopal in bulk, and did not equip the plant with a corresponding safety capacity. UCC transferred technology that was not proven and entailed operational risks. It did not apply the same standards of safety in design or operations to Bhopal as it had in place in the USA. Unlike in the USA, the company failed to set up any comprehensive emergency plan or system in Bhopal to warn local communities about leaks. As early as 1982, UCC was aware that there were major safety concerns regarding the Bhopal plant. Months before the December 1984 disaster, the US parent company was warned of the possibility of a reaction similar to the one that caused the eventual leak in Bhopal.

UCC has withheld the identity of reaction products released and related toxicological information critical to the medical treatment of victims. The company tried to shift responsibility between the various arms of the corporation. In fact, UCC maintained a high degree of corporate, managerial, technical and operational

control over its Indian subsidiary, Union Carbide India Limited (UCIL). It was therefore aware of the dangers posed and in a position to take precautions. After UCC was taken over by Dow Chemicals, both companies used the new ownership structure in an attempt to avoid further responsibility for the Bhopal disaster.

Chapter 4 examines the responsibilities of the government of India and the state government of Madhya Pradesh for the leak and for dealing with its consequences. Officials were aware that the Bhopal plant involved hazardous substances and processes, but Amnesty International has been unable to find evidence that the central or state government took adequate steps to assess the risk to local communities or the environment, or to press Union Carbide to review safety mechanisms.

In 1989, cutting short ongoing legal proceedings, the Indian Supreme Court announced a court-endorsed final settlement between the corporation and the government of India without consulting the victims. It said that providing relief to victims took precedence over settling questions of law and liability. In response to a modest financial payment to victims, the settlement bestowed sweeping civil and criminal immunity on UCC, trading off its legal liability while excluding the victims of the disaster from shaping the end of the case. The payment of compensation did not, however, begin until 1992 and involved numerous problems including payment of inadequate sums, delayed payments and arbitrary rejection of claims.

In 1994, all government research on the medical effects of the Bhopal disaster was discontinued without explanation. The full results of the research carried out have yet to be published.

Government efforts to provide rehabilitation have proved ineffective. The poor quality of the healthcare system has meant that most survivors have had to spend most of their compensation money on medical treatment. Economic rehabilitation measures have failed to prevent the impoverishment of already economically vulnerable survivors.

The report concludes that there is no substitute for taking steps to regulate the activities of transnational corporations in both host and home countries. Laws in host countries must be developed and enforced to allow national governments and local communities to control the activities of transnational companies operating in their territory. Transnational corporations should avoid double standards in safety and adopt the best practices in all aspects of safety in all their operations.

The Bhopal disaster and its aftermath demonstrate clearly the need for an international human rights framework that can be applied to companies directly, that could act as a catalyst for national legal reform, and could serve as a benchmark

for national law and regulations. Ensuring public participation and transparency in decisions relating to the location, operational safety and waste disposal of industries using hazardous materials and technology is an essential step to heighten risk awareness and responsible behaviour as well as to ensure better preparedness to prevent and deal with disasters like Bhopal.

The international community must ensure that victims of human rights violations have effective access to justice and effective redress for the harm suffered, without discrimination, and regardless of whether those responsible for the violations are governments or corporations.

CHAPTER 1: The gas leak – a human rights tragedy

The winter of 1984 began like any other for the residents of Bhopal, capital of the state of Madhya Pradesh in central India. For the thousands of poor residents living in the settlements around Union Carbide's pesticide factory in the northern part of the city, winter meant a welcome respite from searing summer temperatures and warm, sweaty nights in crowded tenements.

For Puna Bai, then a young mother of three, living in Jai Prakash Nagar, a poor urban settlement just across the road from the factory, the night of 2 December 1984 was no different, until her husband woke up sometime around midnight to drink some water.

> *"... All of a sudden he started coughing and in the meantime he heard screams coming from outside. As soon as my husband opened the door all we could see was smoke entering our house. Then everyone in my family started coughing and my kids started complaining of their eyes burning. Then we heard someone saying that we should all run because some gas pipe has exploded in the Union Carbide factory. We all started running and eventually I got separated from my family. I just remember not being able to locate my family and then after that I had lost consciousness."*

Unknown to Puna Bai and thousands of unsuspecting citizens of Bhopal, shortly before midnight on 2/3 December, tonnes of deadly methyl isocyanate

(MIC) were silently leaking into the atmosphere. One of the 20th century's worst industrial disasters had begun to unfold. A subsequent investigation stated:

> *"At 12.20am, the MIC Production Supervisor notified the Plant Superintendent of the release. The Plant Superintendent, who was in the formulations area, arrived in the MIC Unit around 12.25am and found much MIC in the atmosphere... At 12.45am, the Supervisor's Log records that Derivatives Unit operations were suspended because of the high concentration of MIC in the area. About 1.00am, a Derivatives Unit operator turned on the Toxic Gas Alarm. Also at about this time, the Plant Superintendent and the MIC operator verified that MIC from Tank 610 was being emitted from the vent gas scrubber stack to the atmosphere."*[1]

The Derivatives Unit operator, V.N. Singh, who turned on the toxic gas alarm, and his colleagues had felt the first signs of MIC in the atmosphere at about 11.30pm and had informed the supervisor. Some time after 12.50am V.N. Singh broke the alarm glass to start the loud factory siren. "*This was to warn other workers and to call the rescue squad. After a few minutes, the loud siren was turned into a muted siren. The rescue squad came to the MIC plant and tried to stop the toxic release by putting large amounts of water spray through fire hydrants. The leak was uncontrollable so that after some time, everyone started to flee from the MIC unit in the opposite wind direction. I also ran away from the MIC plant.*"[2]

The then Additional District Magistrate (ADM)[3] of Bhopal says that the first official warning of the leak came at about 1.15am when a police officer on a night patrol came across a large number of people fleeing their homes suffering from severe burning in their eyes and coughing fits. He relayed the information to the Police Control Room at approximately 1.20am. The ADM phoned the Works Manager of the factory at his residence, who said he was unaware of any toxic leak and suggested that if any gas was causing irritation to the eyes then water be used to wash eyes thoroughly. "*The Union Carbide had not divulged the name of the gas. The Collector [a senior district-level official with administrative and judicial responsibilities employed by the state government] came to the control room at about 3.40am and with great difficulty he could ascertain the name of the gas as 'Methyl Isocyanate' (MIC) from Shri. Shetty, the Plant Superintendent.*"[4]

Even though plant officials knew that there was a possibility that MIC was leaking into the atmosphere shortly after midnight, they did nothing to alert the communities living in the area or the local city administration or the police until around 2am when the loud toxic gas siren began to sound continuously.[5]

Like Puna Bai and her family, thousands of people across Bhopal had woken up around or after midnight coughing and breathless as the clouds of toxic gas


© Maude Dorr

The tank that leaked on the night of 2 December 1984.

swept through their homes. The effects of the leak were felt immediately and most intensely in the working class neighbourhoods built up to the factory's walls. Survivors said it felt like breathing the fumes when chillies are burned, and that they experienced intense irritation of their eyes and throat. People began coughing violently, and some vomited.

Everyone began to flee, some into worse gas pockets than in their homes,[6] increasing the amount of toxic chemicals they inhaled.[7] For many of those who tried to flee, it was already too late. A government report on the subject captured the scene:

> *"Within hours all the hospitals of Bhopal were full of poison gas-stricken victims. Doctors, medical students and volunteers worked round the clock but in the absence of any open toxicological information about MIC, only symptomatic treatment could be provided... A trail of both short-term and long-term problems ensued... No one knew for certain what gases had been*

released from the Union Carbide facility... The Union Carbide management was completely silent on this and did not even say what toxic gases had been released from their facility or what antidotes could help."[8]

Dr Heeresh Chandra, who performed over 100 autopsies at Hamidia Hospital in the days following the disaster, reported that there was "*a gross increase in the weight of the lungs of up to three times the normal. The entire respiratory tract showed pathological changes. The lungs were heavily water logged and had a distinctive cherry-red colour... The mucosa was intensely congested. The trachea and the major divisions of the bronchi revealed necrotizing or ulcerative changes.*"[9]

As the sun set on Bhopal on 3 December, the graves were fast filling up and the funeral pyres were burning bright; thousands had died and many more were ill. At least half a million people had been exposed to the toxic fumes. In the days, weeks and years to come the toll would rise – and rise. Bhopal is still counting.

What happened in Bhopal was one of the worst industrial disasters ever witnessed. But it was not just a tragedy of the past; it has continued to be a tragedy ever since.

What gases leaked?

According to Union Carbide, "approximately 54,000 pounds (24,500kg) of unreacted MIC left Tank 610 together with approximately 26,000 pounds (11,800kg) of reaction products."[10] Twenty years after the fatal leak, UCC has still not revealed the exact contents of the reaction products.

Deaths

"There were thousands of bodies. There were bodies everywhere. And people were dying all round."
Mohammad Owais, a volunteer at Hamidia Hospital

Between 7,000 and 10,000 people died within three days of the gas leak. This estimate, based on information obtained by Amnesty International, is two to three times that of most official sources.

Illahi Baksh, aged 59, who drove a truck for the Bhopal Municipal Corporation, said he ferried hundreds of bodies on 3 December 1984. He stated that he transported up to 25 bodies on each trip from areas near the Bhopal plant

Extracts from UCC's *Reactive and Hazardous Chemicals Manual*

"Methyl isocyanate is a hazardous material by all means of contact. Its odor or tearing [weeping] effects cannot be used to alert personnel to an unsafe concentration of vapor. The Threshold Limit Value (TLV) is 0.02 ppm [parts per million] by volume in air for average 8-hour exposures... but no odor or tearing is perceived by humans even at concentrations as high as 0.4 ppm. Mild irritation to the nose, throat, and eyes (with no odor) is noticeable at 2.0 ppm; this irritation becomes more intense at a concentration level of 4.0 ppm... Methyl isocyanate is a poison to humans by inhalation as defined by ICC [a US company that offers advice on hazardous materials] regulations and should be regarded as a poison by swallowing or skin contact.

Because of the high ratings for breathing and contact with the eyes, methyl isocyanate is assigned the maximum health rating of 4 in the UCC hazard signal system.

Methyl isocyanate liquid will seriously injure the eyes even when it is diluted with a non-toxic liquid to a 1 per cent concentration... Avoid eye contact with vapors or liquid by wearing vapor proof goggles or full-face mask.

Methyl isocyanate is a recognised poison by inhalation and is intensely irritating to breathe. It causes severe bronchospasm and asthma-like breathing. Major residual injury is likely in spite of prompt treatment.

<u>Avoid breathing vapors of methyl isocyanate.</u>

Liquid methyl isocyanate can cause skin burns, and absorption through the skin can be harmful. Minor to major residual injury may result by contact with the skin in spite of prompt treatment."

to the hospital morgue. He made between eight and 20 trips, and his was just one of up to 10 similar trucks. Illahi Baksh and his colleagues transported at least 1,600 bodies on 3 December alone, and many other trucks were in operation across other areas.

Aslam Parvez, Secretary of the Jaddha cemetery in Jahingirabad, and Muhammad Khurram, one of the young men who, in 1984, volunteered to dig graves, told Amnesty International: "*Ours is a relatively small cemetery and quite further away from the plant, but still we must have buried at least 400-500 bodies by the 5th. At that time there were at least seven other cemeteries in old Bhopal, some of which are much bigger than ours. At least 1,000 to 1,200 people must have been buried in Badebagh, the biggest of them, alone.*"

According to local restaurateur Shyam Babu, who supplied wood for funeral pyres, more than 7,000 corpses were burned on the Vishram Ghat Trust's five funeral pyres. The Cloth Merchant Association stated that it had supplied enough material to make shrouds for at least 10,000 Hindu victims.[11]

A number of people told Amnesty International that bodies were simply taken away by army trucks and dumped in mass graves or in the river Narmada far from Bhopal.

Official figures do not account for people who died after fleeing from Bhopal. Hundreds of thousands of people left the area and no one knows how many never came back because they died. Some 15,000 claims were filed for deaths. The government accepted just over 5,000, but in many cases, no one was left to file claims.[12]

Amnesty International has found no evidence of any systematic attempt by the Indian government to keep a record of gas-related deaths in the 20 years since 1984. The 2003 annual report of the Madhya Pradesh Gas Relief and Rehabilitation Department stated that a total of 15,248 people had died as a result of the gas leak by October 2003. However, this number includes deaths in the immediate aftermath, of which official estimates are grossly understated. Activists and survivors' organizations estimate that over 20,000 people have died since 1985.

The only systematic study of mortality rates was done by the Indian Council for Medical Research (ICMR) beginning in 1985 but this was terminated abruptly in 1993. Comparing mortality figures in the affected areas with control groups, and using the 1981 census for the population figures, Amnesty International believes that at least 15,000 people have died between 1985 and 2003 because of the gas leak.[13] This is in addition to the 7,000 to 10,000 people who died in the immediate aftermath, taking the total death toll to well over 20,000.

Damage to health

Union Carbide medical experts insisted at the time of the leak that MIC could only cause superficial injury, and that it does not enter the bloodstream or cross the lung barrier. However, later blood and tissue analysis revealed evidence of methyl carbamylation in the blood of victims who had died,[14] and MIC trimer, a chemical found in the residues in Tank 610 which is known to be the source of the gas leak.[15]

According to the Sambhavna Trust Clinic, exposure to the toxins that leaked on the night of 2/3 December 1984 has resulted in chronic, debilitating illnesses for at least 120,000 people for whom treatment has proved largely ineffective.[16] The government of Madhya Pradesh Gas Relief and Rehabilitation Department's 2003 annual report reveals that by October 2003, 554,895 compensation claims for varying


© Maude Dorr

A health worker visits a tuberculosis (TB) patient in one of the gas-affected communities. Several local organizations are active in promoting health awareness and treatment programmes for survivors in Bhopal.

degrees of injuries (minor and major) or disability had been medically assessed and approved.[17]

Despite the intensive work done immediately after the leak, the extent and the quality of medical research has not been adequate to meet the level necessary to make decisions about action on detoxification, short- and long-term treatment, long-term health consequences and the implementation of a programme to compensate victims. This inadequate research has been further weakened by the lack of information about the nature of the gases released during the leak and their toxicity.[18] Even today there are gaps in medical analysis of the consequences of the Bhopal leak, leaving decision-makers as well as affected citizens uncertain of the precise links between exposure and health status. It is understandable that those suffering from health problems they believe to be the result of exposure to gases or to long-term contamination of water often have little confidence in the medical services available.


© Private

Raes Mohammed

Respiratory illness

Many survivors face chronic respiratory illness and studies have underscored that MIC inhalation is "profoundly damaging" to the lungs.[19] Zaki Mohammed, 53, has been receiving treatment at the Jawaharlal Nehru Hospital, built in Bhopal exclusively for gas-affected patients. He explained: "*We have spent a lot of money on my medical treatment... Sometimes we don't even have 5 or 10 rupees for tea or medicines. I was very healthy before the gas... After the gas, it has been cough and breathlessness, cough and breathlessness. Sometimes it would go away and I would think that I would get better... Every three months, every three months, I come to this hospital... I have injections here, and pills and I take oxygen. Oxygen has the most effect.*"

Since the gas leak, numerous surveys among gas-exposed populations have found prevalent and persistent respiratory illness. The Indian Council for Medical Research (ICMR) found that 96% of men and women in the severely affected areas reported respiratory system damage immediately after the leak. A medical survey conducted by a non-governmental organization in March 1985 found that 94.6% of people living between a half and two kilometres away from the factory had symptoms such as coughs and chest pain, and 104 days after the accident, 79.7% still complained of respiratory illness.[20]

Five years later, a survey found that 70% of the sample from the severely affected area reported breathlessness.[21] Ten years later, a study found persistent obstruction of the small airways in survivors.[22]

Eye disease

MIC has an intensely irritating effect on the eyes, and ocular problems were among the most widely reported symptoms in the initial stages after the gas leak.[23] The ICMR reported that 60-70% of patients seen in the days and weeks after the leak were

suffering from eye problems. The ICMR also reported that with treatment, all patients with eye problems "responded well and became asymptomatic within a few days."[24]

However, eye irritation persisted in exposed populations. Raes Mohammed, 62, told Amnesty International that he used to be a sign board artist before the gas leak occurred. The day after the attack, he said, *"my eyes were swollen. When I looked at the light it looked like 1,000 rays. Every day after that I went to go and get drops put in for treatment... After that my eyes were never good. I was never again able to do my previous job."*

Nine months after the accident, a study found persistent eye watering and other chronic symptoms of irritation, but no cases of blindness. A follow-up three years later found an increased risk of eye infections, symptoms of eye irritation, corneal erosions and cataracts, a phenomenon termed the "Bhopal eye syndrome".[25] A study five years after the incident found that, "the single acute exposure seems to have resulted in a chronic inflammatory process."[26]

Immune system impairment

One of the reported effects of the gas leak was damage to the immune system, making those affected susceptible to illness.[27] Nearly 20 years after exposure, severely exposed people were four times more likely to suffer from common illnesses, five times more likely to suffer from lung ailments, three times more likely to suffer from eye problems, and more than twice as likely to suffer from stomach ailments, according to the Madhya Pradesh Gas Relief and Rehabilitation Department.[28]

One indication of immune system impairment was a sudden increase in tuberculosis (TB) infections.[29] The ICMR found that one in 14 people in the worst affected areas of the city had TB, three times the national rate.

Nazma Bi, 22, was two years old at the time of the gas leak. She said, *"Four years ago [ie 16 years after exposure to gas], I had constant fever for eight to 15 days... I was diagnosed with TB after a phlegm test, and underwent treatment for six months... When I got TB, there was no hope that I could survive. I had lost so much weight, and I stayed in bed for so many days."*[30]

Neurological damage

Complaints of short-term memory loss, problems with concentration, headaches, difficulty staying awake, and abnormal smell and taste were common after the gas leak. However, many doctors dismissed these complaints, and the extent of neurological damage has been given little attention.[31] Studies by the International Medical Commission on Bhopal a decade after the incident indicated neurological

damage among severely exposed people.[32] Follow-up studies supported this initial observation, but made no clear link between the degree of exposure and the extent of neurological damage.[33]

Neuromuscular damage

Neuromuscular symptoms such as muscle aches and pain, tingling and numbness are prevalent among those exposed to the gas.[34] Zaki Mohammed, who often suffered severe pain across his shoulders, said in 2004 shortly before his death: "*At that time [of the severe pain], I feel like I want to die because the pain is so bad.*"

Shaheen had received treatment for breathing difficulties in the Jawaharlal Nehru Hospital. She weighed only 27kg in 2004, shortly before she died. She said: "*In my ankles and arms and shoulders, I have swelling and pain always. I cannot even stretch my arms and legs. It feels like someone is pulling my nerves from the inside.*"

Cancers

Newspapers have reported increased cervical and breast cancers among women.[35] Munni Bi, 45, who lived in Rajghat colony, less than a kilometre from the plant, at the time of the leak, has cervical cancer. She reported in 2004: "*I was completely healthy. Then 14 months back, the problems started. I have blood and discharge all the time. I also had headaches, joint pain and breathlessness for the last eight years, but it had not been frequent... I am getting radiotherapy.*"

Studies conducted after the gas leak indicated higher frequencies of chromosomal aberrations among exposed groups, especially among women.[36] These have been linked to carcinogenic genetic changes in the body. However, a full understanding of MIC's carcinogenic potency will have to wait until 30 to 40 years after the accident.

Gynaecological disorders

As early as March 1985, two studies revealed a large number of gynaecological disorders in exposed women.[37] Chief among the symptoms were excessive vaginal discharge and abnormal uterine bleeding.[38]

Subsequent studies have shown persistent, long-term gynaecological problems as a result of the Bhopal gas disaster, but little or no work has been done in this area.[39]

Sitara Bi, 40, has faced chronic menstrual problems. She explained: "*The doctor says that I will have to have a hysterectomy. I had irregular periods... It began for me one year after I was affected by the gas... When my period comes, I have weakness. I had back pain... I could not leave the house and I would have pain like I was having a miscarriage. First I was embarrassed that I had problems. When I*

told the doctors that I had this, they would respond that all ladies had this problem. When I asked them about whether my medicines were causing the bleeding, they told me to drink milk and eat fruit. We can't even afford to eat rotis *[bread]. How are we going to afford to eat fruit?"*

Miscarriages

Many women who were pregnant at the time of the gas leak suffered miscarriages. According to the ICMR, of 2,566 pregnant women, 373 had "spontaneous abortions".[40] Rates of miscarriage decreased sharply from severely exposed to less exposed areas. In severely exposed areas, the rate was over 50% in 1984.[41] Another detailed study confirmed these findings.[42]

Exposed women who conceived after the incident have continued to suffer after-effects. ICMR studies showed a higher incidence of miscarriage in affected areas until 1989, when the study was terminated.[43] A survey administered a decade after exposure revealed that of 390 pregnancies conceived after the gas leak, 9% resulted in still births, compared with 4% in unexposed areas.[44]

Mental health

The gas leak severely damaged the mental health of local people, but psychiatrists became directly involved only eight weeks after the disaster.[45] Problems have included depression and anxiety.[46]

The ICMR reported that 10-12% of patients who visited clinics had "psychological symptoms". According to data from 10 satellite government clinics in moderately and severely affected areas, 22% of 855 patients had psychiatric problems.[47]

Women's mental health was particularly affected, as was that of children. A government study found that exposed children suffered from bed-wetting, stubbornness, irritability and fearfulness.

A pilot study by the Psychology Department of Bhopal University found that 32.5% of exposed children produced unrecognizable human drawings, while all children in the control group were able to draw recognizable drawings. Many doctors working in Bhopal after the gas leak said claims of psychological problems were exaggerated, even suggesting that the free rations provided by the state encouraged people's complaints.[49] However, psychiatric problems have been persistent since the gas leak. A survey conducted 10 years after the leak found that 36% of those interviewed reported nightmares, 65% anxiety, 24% depression, and 64% difficulty in decision making/lack of concentration.[50]

Amravathi, a 45-year-old woman, said that she had *gabrahat*, a word that means anxiety in Hindi but is used in Bhopal to describe the lingering mental consequences of gas exposure. She said in 2004: *"I have gotten anxiety since the leak. For the past 10 years it has been worse. When I have it I feel as if I have no life in my body. My head feels heavy, it feels like the world is spinning around me. Yesterday, I fell down. The symptoms are getting worse... Without medicines I have no strength to go on. The attacks are frequent, only 10 to 15 days apart. Not a month goes by without them."*

Children

Children and the elderly proved most vulnerable in the wake of the disaster. Children under the age of 10, both boys and girls, died in large numbers.[51]

In the first two weeks after the disaster, the Hamidia Hospital admitted 1,337 children. The majority of young patients had symptoms of coughs, breathlessness, painful watering eyes, photophobia (hyper-sensitivity to light), diarrhoea and vomiting. Some had convulsions and episodes of unconsciousness and coma.[52]

Children also exhibited signs of trauma and psychiatric problems related to their medical problems and social disruption.[53]

The few studies available on the effects of the Bhopal gas disaster on children are mostly observational in nature. News reports suggest that children continue to be the most adversely affected by the disaster.[54]

The long-term effects of gas exposure on children are still being uncovered. Naresh, 23, was exposed to the gas when he was only three years old. He is now less than five feet [1.5m] tall. He explained: *"I have very low height, but I really don't know why... It looks as if I am the youngest among my [younger] brothers."*

A recent study on the effects of exposure to MIC toxic fumes on the physical growth pattern of adolescents found significant decreases in most measurements in boys, but not girls.[55] The effects were most significant in boys that were exposed in the womb, possibly as a result of the sex-specific effects of the MIC degradation product trimethylamine.[56]

Entrenchment of poverty

While there has been research on the effects of gas exposure on people's health, few studies have determined the impact of the disaster on other aspects of life for the people of Bhopal. Despite this, it is clear that the gas leak radically altered the social fabric and economics of everyday life, and entrenched existing poverty and social disempowerment.


© Maude Dorr

A Sevin processing unit now rusted and decaying on the plant site at Bhopal.

Because of the location of the plant and the direction of the wind on the night of 2/3 December 1984, the gas leak disproportionately affected the poorest in the city. According to ICMR studies, 68-86% of the population in the severely affected area belonged to a "very depressed socio-economic class". More than 70% of those living in severely affected areas were found to be living in poor quality houses.[57]

The economic and social consequences of the gas leak were therefore largely borne by those with the least resources. Many poor families lost their main wage earner. Large numbers of animals owned by families died. Survivors face chronic illness and mental distress. Some cannot work or must work reduced hours. Others have been forced to change their occupation. Many women were unable to marry or faced great trouble in their married homes as a result of gas exposure (see below).

Many survivors complain of reduced earnings because of their inability to work as a result of various health problems or injuries. Speaking about the impact of poor health on herself and her five children, 46-year-old Hasina Bi from Atal Ayub Nagar said: *"Since birth I have worked – I used to roll* beedis *[cigarettes]. I have*

problems with my vision so I stopped... My children can only work for two days at a time [due to poor health]..." As day labourers, Hasina Bi and her children are only paid when they work.

Mohammad Ayub, 45, from Jai Prakash Nagar, has been unable to work as a driver for long periods due to severe pain in his hands and shoulders. His family has incurred large debts as a result.

According to a Medico Friend Circle survey from 1985, soon after the gas leak, 65% of working people in the severely exposed area faced a drop in income ranging from 20% to 100%. Five years later, 90% of those who had worked before the leak reported a reduced capacity to work.[58]

Daily wage labourers – an estimated 70% of the gas affected working population – felt the effects of the gas most keenly. According to a survey of workers conducted by the Fact Finding Mission on Bhopal (FFM Bhopal), 35% of male workers and 25% of female workers became unemployed after the leak. No less than 81% of male workers who changed jobs earned less. The 456 workers in the FFM Bhopal survey suffered chronic cough (81%); weakened eyesight (67%); and breathlessness and weakness (34%). Many respondents had left their job because of ill-health; had slowed down in their work; were able to work only intermittently; suffered perpetual fatigue; and were not able to work after sunset because of eye problems.[59]

Union Carbide's contributions to Bhopal have been limited to medical relief. The government of Madhya Pradesh planned relief and rehabilitation projects, including special housing and funds for widows and orphans, vocational training and special production centres for gas-affected women, and loan schemes. However, although the health of the affected population has continued to deteriorate,[60] the impetus to implement these programmes has faded.

Women

Women widowed as a result of the disaster have found themselves in a particularly precarious situation. "*Not all of us receive even the paltry Rs.150 [US$3.26]*[56] *a month that is doled out to widows. I was refused that on the grounds that I am not 60 years old,*" said Kiran Jain, 40, a widow. Another, Nanni Bai, is around 60 years old but does not receive any pension and is not entitled to buy food at subsidized prices. "*The government is not giving either employment or pension. And all the compensation money I received for my husband's death is long exhausted, firstly paying off the lawyer and middleman who got me the compensation and then all the medical bills. How long will it last? How are we expected to live?*"

The widows' calls for water, electricity, welfare support and employment for their children have received little response from the government "*We have done everything – organized demonstrations, protest rallies and even road blocks but little has changed. They [the authorities] keep making promises but do nothing,*" said Kiran Jain.



© Private

Nanni Bai

Marriage, and the ability to marry, has social as well as economic ramifications for many women in India. Being gas-affected carries with it social stigma, and activists working with survivors' organizations say that young women who are known to be gas exposed often face difficulties in getting married. This is attributed primarily to possible difficulties with child bearing and the potential financial liability that chronic ill-health entails. Research completed in 1996 indicated that the proportion of women not married between the ages of 15 and 20 was 19% in severely exposed areas compared with 6% in mildly exposed areas.[62]

Married women exposed to the gas face difficulties because of their inability to work and possible difficulties with child bearing or increased financial liability because of illness. Haseena Bi, a resident of Jai Prakash Nagar, fears that her 16-year-old daughter Rubina, who suffers from anaemia, weakness and high levels of vaginal secretions, will not be able to marry since she is known to be suffering from illnesses caused by exposure.

Suneetha was four years old at the time of the gas leak. She says that she cannot work in her in-laws' house because of chest pain and weakness. "*My mother-in-law used to say 'She eats so much, and she doesn't do any work.' She got my husband to beat me… I used to be so sick. And they [her in-laws] would say 'We didn't know that you were gas affected, and we would not have married you to our son if we had known'.*"

Reena, daughter of Ramgopal Meena and Imarthi Bai, was left in her parents' home by her husband, since he could not cope with her constant illness. According

to activists working with survivors, this is a common phenomenon. It also appears that the reduced ability of women to do housework because of illness or exposure-induced weakness may render them more vulnerable to abuse.

Pollution

The impact of the plant on human rights is not confined to the gas leak. Since the plant opened in 1970, it has been a source of environmental pollution. Even today the contaminated site continues to pollute the groundwater, the sole source of water for those around the plant, with toxins.

The Bhopal plant began manufacturing the pesticide Sevin in September 1977, using imported MIC. By February 1980, the plant was manufacturing MIC on site, as well as the pesticide Aldicarb (marketed as Temik), phosgene and monomethylamine, both used to make MIC.[63] All operations ceased in December 1984 after the gas leak.

Operational and waste disposal practices at the factory harmed the environment, even before the gas leak. Internal documents reveal that the US parent company was aware of numerous events at the Bhopal plant which had serious consequences for the environment.

UCC's engineering department warned back in 1973 that the design of the Bhopal plant, which used solar evaporation ponds for waste effluent, posed a "danger of polluting sub-surface water supplies in the Bhopal area". It stated that, "new ponds will have to be constructed at one to two-year intervals throughout the life of the project in order to address this problem." A 1973 internal memo notes: "While similar waste streams have been handled elsewhere, this particular combination of materials to be disposed of is new and, accordingly, affords further chances for difficulty."

A host of internal, governmental and non-governmental reports revealed that soil and groundwater around the plant site were, indeed, contaminated, but the company did not warn surrounding communities nor take substantive action to clean the site.

In **1980** a field storage tank for hydrochloric acid gave way from below, leaking acid into the soil.[66]

In **March 1982** UCIL sent a telex to UCE reporting a leak from one of the solar evaporation ponds and an emergency pond.[67] A second telex of April 1982 noted that "continued leakage from the evaporation pond [was] causing great concern."[68]

An Operational Safety Survey of the Bhopal plant site conducted by UCC personnel in **May 1982** concluded: "The housekeeping in and around the entire area


कार्बाइड
देखो
पानी
© Maude Dorr

Bhopal residents demonstrate for clean water, July 2004. Two months earlier the Indian Supreme Court had ordered the Madhya Pradesh state government to supply fresh drinking water to people whose supplies had been contaminated.

was found to be poor. The naphthol spillage is difficult to control but the general pile of old and oily drums, old pipe, pools of oil on ground, etc, create unnecessary fire and access problems in the area."[69]

In **May, June and July 1989** UCC conducted "preliminary" tests on solid and liquid samples drawn from "land-fill areas and effluent treatment pits inside the plant". Both liquid and solid samples were toxic to fish. The solid samples contained naphthol or naphthalene in substantial quantities, the liquid samples contained "naphthol and/or Sevin in quantities far more than permitted by the Indian Standards Institution (ISI) standards for onland disposal."[70]

In **April 1990** the National Engineering Environmental Research Institute (NEERI), commissioned by the Madhya Pradesh government to study the extent of pollution damage from the solar evaporation ponds, concluded that there was no soil or groundwater contamination due to seepage from the ponds.[71]

However, the same month the US National Toxics Campaign (NTC) released an analysis of soil and water samples taken from in and around the factory premises. Contrary to the findings of NEERI, this revealed the presence of numerous toxins including dichlorobenzene and polynuclear aromatic hydrocarbons, many of which are known carcinogens.

The NTC report tested for many more chemicals than NEERI.[72] Internally, UCC advised "caution in using the NEERI data" but UCC continues to cite the NEERI report in its defence.

In **November 1990** UCC officials discussed serious concerns about percolation of contaminants into the soil during monsoon rains. More contamination studies were advised "...primarily for our own understanding of the situation."[73]

In **1996** the Chief Chemist of the State Research Laboratory in Madhya Pradesh found toxic pollutants in 10 samples from communities near the factory.[74] It concluded: "It is established that this pollution is due to chemicals used in the UCC factory that have proven to be extremely harmful for health."[75]

In **October 1997** NEERI reported on waste disposal practices at UCIL. The report stated that solid and tarry wastes were dumped in just over one fifth of the total plant area and would have to be "remediated" to "restore the environmental quality of the plant premises".[76] The NEERI report concluded that some 17 sites within the factory had been heavily contaminated. Nonetheless, NEERI stated unequivocally that groundwater "meets the drinking water quality criteria" and estimated that it would be 23 years before contamination from waste disposal practices on the plant site had any effect on the groundwater.[77]

However, Arthur D. Little (ADL), an international consulting group hired by UCC to assist NEERI, had questioned NEERI's findings and conclusions before publication. ADL's comments on this NEERI report criticized its methodology and stated that "contaminant travel times to the aquifer below the site... could be significantly less than identified in the report."[78] It stated, "[O]ne can argue that the worst case scenario travel time could be two years". ADL said that conclusions about whether groundwater was fit to drink were too definitive given the limits of the data. None of these comments were reflected in the final NEERI report, which Dow has since used to assert an absence of contamination of local drinking water.[79]

In **July 1998** Eveready Industries India Ltd (EIIL), the renamed UCIL, surrendered the lease to the site while still conducting a remedial programme supervised by the Madhya Pradesh Pollution Control Board to dispose of solid and tarry residues and decontaminate soil around the waste disposal areas. Despite repeated entreaties from the Madhya Pradesh Pollution Control Board to EIIL to finish the clean-up programme, this had not been completed at the time of writing.[80]


© Rachna Dhingra

Two boys collect water from a contaminated well at Sunder Nagar, a colony in Bhopal, 2004. Pumps at contaminated wells are painted red by the government.

In **November 1999** Greenpeace released a report on Bhopal which concluded that the site and immediate surroundings were contaminated with chemicals arising from routine processes, spillages and accidents at the plant, or from dumped and stored materials on the site. Greenpeace found hot-spots of severe contamination with heavy metals and persistent organic pollutants[81] and noted that bags of Sevin were still stored on factory premises and that residue on remaining plant fixtures had not been cleaned.[82] The chemicals found included carbon tetrachloride, chloroform, trichloroethene, tetrachloroethene and dichlorobenzene. These chemicals were found in concentrations ranging from five to more than 600 times the limits recommended by the US Environmental Protection Agency. All are toxic, most probably carcinogenic.

A **January 2002** report by Shrishti and Toxics Link, a Delhi-based environmental non-governmental organization, found not only contamination in vegetables grown around the plant site, but also a bio-concentration of contaminants in breast milk samples taken from women in the surrounding areas.[83]

In May 2004, based on a report by the Waste Monitoring Committee,[84] the Supreme Court of India observed that "due to indiscriminate dumping of hazardous waste due to non-existent or negligent practices together with lack of enforcement by the authorities, the groundwater, and, therefore, drinking water supplies" have been damaged.[85] The Supreme Court passed an order instructing the Madhya Pradesh government to supply fresh drinking water through tankers to people whose potable water supplies were contaminated by pollutants from the plant.[86]

Water

In 1997, 250 hand-pumps around the plant were painted with new red signs declaring that the water they provided was unfit for drinking. In the absence of any other convenient source, most people in the surrounding communities continue to drink the water from the pumps.[87] At the time of writing, the state government had yet to implement the Supreme Court order to provide fresh water to these communities.

Hasina Bi of Atal Ayub Nagar, a neighbourhood in Bhopal near the plant, has been drinking the water from the hand-pump near her house for 18 years. She said: "*When you look at the water, you can see a thin layer of oil on it. All the pots in my house have become discoloured... green-yellow.*" She added: "*We have to travel at least two kilometres to get clean water – to Chola Nakka. My health is so bad that it prevents me from carrying the water I need from there.*"

Faujia, a 15-year-old girl who often goes to draw water from the pump, complained that the "*water is red here and it smells... like there is some medicine in it.*" Munni Bi said the water "*is bitter... difficult to swallow*". Their families live in Annu Nagar, an area in Bhopal, and the government freshwater tankers rarely, if ever, enter their neighbourhoods.

Many people who were not exposed to the gas leak developed health problems similar to those who had been exposed, probably from drinking contaminated water. Shehesta Kureishi, 35, moved to Annu Nagar after her marriage 12 years ago. She explained: "*Two and a half years ago, I stopped menstruating entirely. Initially, I had it every two months, then four months, then not at all.*" She also complained of pain from her lower back to her groin. Her seven-year-old son Ateeb complains of joint pains. Neither of these people were exposed to the gas, but both have been drinking contaminated water.

CHAPTER 2: Human rights law framework

The disaster in Bhopal was and remains a human tragedy and a tragedy for human rights. By using the human rights framework to examine what happened, we can see what obligations under international law have been breached and what protective standards failed. The human rights framework also points to mechanisms for holding governments to account if they fail to meet their obligations to respect, protect and fulfil human rights.

Acts and omissions related to the disaster at Bhopal violated the civil and political rights of the victims as well as their economic, social and cultural rights. At the very heart of the laws and standards that define human rights is the principle that all human rights are universal and indivisible – in other words, all human rights should be enjoyed by all people. The wide range of human rights – civil, cultural, economic, political and social – are interdependent and interrelated.[88]

There are some differences between the way that civil and political rights are guaranteed in international law, and the way that economic, social and cultural rights are guaranteed. Economic, social and cultural rights are to be fully realized progressively, according to the maximum resources available to states.[89] Nevertheless, there are more similarities than differences. Indeed civil and political rights too are to be fully realized progressively,[90] and both sets of rights

have a minimum core content, which states are bound to ensure in all circumstances.[91] Failure to comply with these obligations results in human rights violations.

Human rights treaties and standards are traditionally applied to states. Since India's accession to the International Covenant on Civil and Political Rights (ICCPR) and the International Covenant on Economic, Social and Cultural Rights (ICESCR) in 1979, the government of India and the state government of Madhya Pradesh, have been legally bound to respect, protect, and fulfil the human rights in the ICCPR and the ICESCR.[92] The USA, whose courts have exercised jurisdiction over some aspects of the Bhopal disaster, is also a party to the ICCPR and is bound by its provisions.

UN bodies – the Human Rights Committee and the Committee on Economic, Social and Cultural Rights – have interpreted the provisions of the ICCPR and ICESCR and monitored states parties' compliance with these treaties.

Human rights responsibilities extend beyond states. Since 1948 the Universal Declaration of Human Rights has provided a common standard of achievement which means that every individual and every organ of society bears responsibility for the universal and effective recognition and observance of the rights and freedoms it sets out.

Since the Bhopal disaster, this responsibility as it applies to businesses has been further elaborated by the UN Working Group on the Working Methods and Activities of Transnational Corporations.[93] In 2003 the UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights (UN Norms) were adopted by the UN Sub-Commission on the Promotion and Protection of Human Rights and transferred for discussion to the UN Commission on Human Rights. The preamble to the UN Norms notes that "transnational corporations and other business enterprises, their officers and persons working for them are also obligated to respect generally recognized responsibilities and norms contained in United Nations treaties and other international instruments."[94]

Violated rights

Right to life

The right to life is set out in the Universal Declaration of Human Rights and many other human rights treaties and standards. For example, Article 6 of the ICCPR, a legally binding treaty to which India acceded in 1979, states:

"Every human being has the inherent right to life. This right shall be protected by law. No one shall be arbitrarily deprived of his life."

The Human Rights Committee provides authoritative interpretations of rights under the ICCPR which are formulated in its General Comments. General Comment 6, paragraph 5, states: "The expression 'inherent right to life' cannot properly be understood in a restrictive manner, and the protection of this right requires that States adopt positive measures."

Amnesty International maintains that such measures would include the regulation of corporate activity to ensure that it does not threaten the right to life. In *EHP v Canada*, the UN Human Rights Committee found that a complaint alleging large-scale dumping of nuclear waste that threatened the lives of local residents amounted to a prima facie case for a violation of the right to life.[95]

Right to the highest attainable standard of health

Tens, possibly hundreds of thousands of people suffer chronic ill-health as a direct result of acts and omissions of the state and others in relation to the Bhopal disaster. Their right to the highest attainable standard of health has been violated. The right to health is enshrined in the ICESCR, also a legally binding treaty to which India acceded in 1979. This builds on the inclusion of health under the right to an adequate standard of living in the Universal Declaration of Human Rights (Article 25.1).[96]

Article 12 of the ICESCR states:

"The States Parties to the present Covenant recognize the right of everyone to the enjoyment of the highest attainable standard of physical and mental health."

The Committee on Economic, Social and Cultural Rights, in its General Comment 14 of 2000, clarified that the right to health is an inclusive right, which applies not only to health care, but "also to the underlying determinants of health, such as access to safe and potable water and adequate sanitation, an adequate supply of safe food, nutrition and housing, healthy occupational and environmental conditions, and access to health-related education and information, including on sexual and reproductive health."

Article 12(2)(b) of the ICESCR requires states parties to take steps necessary for "the improvement of all aspects of environmental and industrial hygiene". General Comment 14 clarifies that this entails "preventive measures in respect of occupational accidents and diseases" as well as "the prevention and reduction of the population's exposure to harmful substances such as radiation and harmful chemicals or other detrimental environmental conditions that directly or indirectly impact upon human health."

International treaties obligate states to respect, protect and fulfil human rights. For instance, with respect to the right to health:

- States are required to respect the right to health by not interfering with access to health. For example, they are obliged to change policies that obstruct people from accessing care.
- States are required to protect the right to health, by taking measures against those who abuse other people's right to health.
- States are obliged to fulfil the right to health by creating conditions that allow people to realize their right to health.[97]

Although rights under the ICESCR are to be realized progressively, according to the maximum of available resources,[98] states that ratify or accede to the ICESCR agree to obligations which come into effect immediately. In the view of the Committee on Economic, Social and Cultural Rights, these "minimum core obligations" are non-derogable;[99] in other words, they apply at all times and in all circumstances. Failure to realize these obligations may lead to a claim for a human rights violation. The Committee on Economic, Social and Cultural Rights has considered violations of the right to health to include: "failure to enact or enforce laws to prevent the pollution of water, air and soil by extractive and manufacturing industries."[100]

Right to a remedy

Those struggling for justice in Bhopal – for compensation, rehabilitation, acknowledgement of the harm they have suffered, and for those responsible to be held to account – have had little or no success. They have been denied their right to a remedy for violations of their human rights.

The right to a remedy is set out in the ICCPR. Article 2 states:

"Each State Party to the present Covenant undertakes:
(a) To ensure that any person whose rights or freedoms as herein recognized are violated shall have an effective remedy, notwithstanding that the violation has been committed by persons acting in an official capacity;
(b) To ensure that any person claiming such a remedy shall have his right thereto determined by competent judicial, administrative or legislative authorities, or by any other competent authority provided for by the legal system of the State, and to develop the possibilities of judicial remedy;
(c) To ensure that the competent authorities shall enforce such remedies when granted."

The Committee on Economic, Social and Cultural Rights likewise recommends that states provide judicial remedies in respect of rights which may, in accordance

with the national legal system, be considered legally enforceable. The Committee also refers to the right to a remedy under the ICCPR and its relevance to economic, social and cultural rights in relation to equality and non-discrimination.[101] More recently the Committee has stated, in terms of the domestic application of the ICESCR, that: "The Covenant norms must be recognized in appropriate ways within the domestic legal order, appropriate means of redress, or remedies, must be available to any aggrieved individual or group, and appropriate means of ensuring governmental accountability must be put in place."[102] In the Committee's view, the right to an effective remedy and redress could include restitution, compensation, satisfaction or guarantees of non-repetition.[103]

The USA played the key role in the formulation of the Organisation for Economic Co-operation and Development (OECD) Principles Concerning Transfrontier Pollution. These principles included and reaffirmed the general rule that those injured by environmental harm are entitled to remedies from the polluter in the state of origin.[104] The Bhopal victims' civil claims for damages and clean-up of pollution against UCC remain pending in the courts of the USA.

Right to an adequate standard of living

Thousands of poor families have been further impoverished by the effect of the gas and the environmental damage on their ability to work and ensure a decent standard of living for themselves and their families. As this was the result of action and inaction of the state and corporate actors, their right to an adequate standard of living, set out in the ICESCR, has been violated. Article 11 of the ICESCR states:

> *"The States Parties to the present Covenant recognize the right of everyone to an adequate standard of living for himself and his family, including adequate food, clothing and housing, and to the continuous improvement of living conditions."*

The Committee on Economic, Social and Cultural Rights also issued a General Comment on the right to water which specifically states that environmental hygiene, in the context of the right to health, "encompasses taking steps... to prevent threats to health from unsafe and toxic water conditions." State parties are obliged to ensure that natural water sources are "protected from contamination by harmful substances and pathogenic microbes," and are required to "monitor and combat situations where aquatic ecosystems serve as a habitat for vectors of diseases wherever they pose a risk to human living environments."[105] The "polluter pays" principle, recognized in the Rio Declaration, suggests that legal liability for such environmental harm should be channelled towards private corporate actors actually responsible for causing it.[106]

Right to freedom from discrimination

Women who have been affected by the gas leak bear a social stigma. Local activists support the testimonies of survivors that women known to have been exposed to the gas often find it hard to get married. Married women exposed to the gas also face particular problems, including in some cases desertion by their husbands, because of their inability to work, possible difficulties with child bearing, or increased financial liability because of illness. Some women may have a substantially increased care burden within families that have chronically ill members, while widows face an especially precarious situation (see Chapter 1).

Women's right to enjoy their human rights without discrimination has been further undermined, a right set out in the ICCPR and ICESCR, as well as in the Convention on the Elimination of All Forms of Discrimination against Women (CEDAW), a treaty ratified by India in 1993. Article 3 of CEDAW states:

> *"States Parties shall take in all fields, in particular in the political, social, economic and cultural fields, all appropriate measures, including legislation, to ensure the full development and advancement of women, for the purpose of guaranteeing them the exercise and enjoyment of human rights and fundamental freedoms on a basis of equality with men."*

Right to a safe environment

> *"The protection of the environment is... a vital part of contemporary human rights doctrine, for it is a* sine qua non *for numerous human rights such as the right to health and the right to life itself. It is scarcely necessary to elaborate on this, as damage to the environment can impair and undermine all the human rights spoken of in the Universal Declaration and other human rights instruments."*[107]
>
> **Judge Weeramantry sitting in the International Court of Justice in The Hague**

As Judge Weeramantry points out, the protection of the environment is instrumental to the realization of human rights. States are obliged to ensure, at the very least, that environmental degradation does not seriously impair the right to life, the right to the highest attainable standard of health and an adequate standard of living, in particular the right to adequate food and clean water.

The duty of each state to protect other states from injurious acts by private individuals within its jurisdiction was recently affirmed by the International Court of Justice.[108] In two opinions the Court stated: *"[T]he existence of the general obligation of States to ensure that activities within their jurisdiction and control respect the environment of other States or of areas beyond national control is now part of the corpus of international law relating to the environment."*[109]


© Maude Dorr

Women and children drink from a truck supplying safe water for the demonstrators protesting against the contamination of their water supply, 20 July 2004. More than 1,000 people took part in the protest.

Additionally, environmental pollution has been linked to the right to freedom of information (to allow those living near premises with the potential to cause environmental pollution to make informed decisions),[110] the right to participate in decision-making which may affect the realization of rights,[111] and the right to privacy.[112]

The Aarhus Convention on Access to Information, Public Participation and Access to Justice in Environmental Matters builds on these principles.[113] It reflects the rule in international law that private individuals injured by environmental harm originating in another state have the right to obtain redress from the originator of the harm in the state of origin. The USA recognizes these principles.[114]

The duty to take precautions to avoid environmental pollution (known as the precautionary principle) has been held by the Supreme Court of India to be a rule of customary international law.[115] In other words, it is binding on states even if they have not ratified a particular treaty. The precautionary principle is reiterated

in the 1990 Bergen Ministerial Declaration on Sustainable Development: "*Environmental measures must anticipate, prevent and attack the causes of environmental degradation. Where there are threats of serious and irreversible damage, lack of scientific certainty should not be used as a reason for postponing measures to prevent environmental degradation.*"[116]

Indian law and standards

International commitments, including human rights obligations, must pass into domestic law before they can be applied and enforced by the courts in India.

Article 21 of the Indian Constitution guarantees to everyone the right to life. The Supreme Court of India has read this as protecting the right to health and a safe environment: "environmental, ecological, air, water, pollution etc should be regarded as amounting to a violation of Article 21."[117]

Much legislation has been enacted setting standards of environmental protection in an effort to protect this right.[118] These rules mandate regulation of environmental pollution, and allow for both companies and government agencies that are lax in adhering to domestic standards to be held liable for legal proceedings and punishment.[119]

Over the years the Supreme Court has stressed that the right to life in Article 21 includes the right to good health;[120] an obligation to prevent damage to the environment;[121] the right to a clean and safe environment;[122] and the right to clean air and water.[123]

Indian courts have, on occasion, held companies to account for harm to health and the environment. Courts have ordered polluting businesses to move and to pay exemplary fines to serve as a deterrent to other enterprises.[124] In 1987, in *M.C. Mehta v Union of India*, a case involving the leak of oleum gas from a chemical plant, the Supreme Court of India held that:

> *"[any] enterprise which is engaged in a hazardous or inherently dangerous industry which poses a potential threat to the health and safety of persons working in the factory and residing in the surrounding areas, owes an absolute and non-derogable duty to the community to ensure that no harm results to anyone on account of [its activities]."*[125]

The Court also held that such an enterprise is absolutely liable to compensate all those affected by the accident and further, that such liability is subject to no exceptions and that compensation must be correlated to the magnitude and capacity of the enterprise.

The Indian Supreme Court has established three key principles in connection with the right to a safe environment:

- the precautionary principle (the duty to take precautions to avoid environmental pollution);
- the "polluter pays" principle;[126]
- the principle of restitution (the polluter must restore the environment to its prior state, and repair the harm done to victims).[127]

Responsibilities of companies

Numerous international environmental agreements establish obligations for private, non-state actors not to cause serious harm to the environment that endangers human life or health, particularly in the context of toxic wastes.[128]

More than 20 years ago, the International Law Commission determined that gravely endangering the human environment breaches principles that "have become particularly essential rules of general international law."[129]

The Rotterdam Convention on the Prior Informed Consent Procedure for Certain Hazardous Chemicals and Pesticides in International Trade relies on private actors to ensure that information on chemical and pesticide hazards is made available to the public. Article 4 of the Convention on Biological Diversity establishes that each state is responsible for taking action to control the processes and activities of its nationals, even when the effects occur outside the limits of national jurisdiction (Article 4(b)). In effect, this transposes international environmental obligations into national law binding on private actors.

The Stockholm and Rio Declarations also suggest that international law places responsibility for environmental protection on non-state as well as state actors.[130]

The most general expression of the imposition of civil liability on originators of environmental harm has been developed in the Council of Europe. With few exceptions, every private operator of a dangerous activity, which includes the production, handling, storage, use or discharge of one or more dangerous substances, is liable for, among other things, loss of life or personal injury resulting from its activities. The preamble to the Convention makes clear that strict liability in this context is based upon the "polluter pays" principle (see above). The preamble also recognizes the need to "facilitate the burden of proof for persons requesting compensation" for damage caused by dangerous activities.[131]

It is now a recurrent theme in environmental law that liability for environmental harm is channelled towards the private originator or polluter, sometimes on the basis

of fault and in other cases on the basis of strict liability.[132] Operators of hazardous facilities are held liable, in some cases by treaties imposing strict liability.[133]

As stated earlier, the Universal Declaration of Human Rights calls on every individual and every organ of society, which includes companies and business enterprises, to protect and promote human rights. International human rights law places the primary obligation for realizing human rights on states. However, there is recognition that responsibilities extend to "every organ of society", including corporations.

There is also an increasing trend towards placing human rights obligations on corporations themselves. The Committee on Economic, Social and Cultural Rights, for example, has said that states need to "ensure that the private business sector and civil society are aware of, and consider the importance of, the right to water in pursuing their activities."

The imposition of the duties on individuals and businesses is also reflected in the action of UN human rights bodies. In 1995 the Commission on Human Rights adopted a resolution to appoint a Special Rapporteur on the adverse effects of the illicit movement and dumping of toxic and dangerous products and wastes on the enjoyment of human rights.[134] The Special Rapporteur is mandated, among other things, to produce an annual list of the countries and transnational corporations engaged in illicit dumping, as well as a list of people killed or maimed or otherwise injured because of such dumping.[135]

Likewise there are moves to develop standards of corporate accountability for human rights.[136] Amnesty International believes that within their spheres of activity and influence, companies have responsibilities in connection with the interests, health and safety, and human rights of employees and their dependants, of business partners, associates and subcontractors and of the communities in which they operate.

UN Norms

Many human rights organizations have addressed concerns to businesses for a number of years. Recognizing that economic globalization has expanded the reach of corporate power, advocates have struggled to ensure that companies, no less than other significant actors, are brought within the framework of international human rights rules. Using the human rights framework as a benchmark to measure the impact of companies' activities helps to provide a common and universal standard.

This has resulted in calls for more detailed, comprehensive instruments. The UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights (UN Norms) took shape in this context.

The UN Norms and their Commentary[137] were approved by the Sub-Commission on the Protection and Promotion of Human Rights[138] after a process of consultation with businesses, unions and non-governmental organizations. The UN Norms and their Commentary set out, in a single, succinct document, a comprehensive list of the human rights norms relevant to the activities of companies. The UN Norms are also a useful benchmark by which to judge national legislation to determine whether governments are living up to their obligations to protect rights by ensuring that appropriate regulatory frameworks are in place.

According to Article 14 of the UN Norms, transnational corporations and other business enterprises are responsible for the environmental and human health impact of their activities.

The Commentary to Article 14 states:

"(a) Transnational corporations and other business enterprises shall respect the right to a clean and healthy environment...

(b) Transnational corporations and other business enterprises shall be responsible for the environmental and human health impact of all of their activities...

(c) ... "on a periodic basis (preferably annually or biannually), transnational corporations and other business enterprises shall assess the impact of their activities on the environment and human health including impacts from... the generation, storage, transport and disposal of hazardous and toxic substances. Transnational corporations and other business enterprises shall ensure that the burden of negative environmental consequences shall not fall on vulnerable racial, ethnic and socio-economic groups.

...

(e) Transnational corporations and other business enterprises shall respect the prevention principle... and the precautionary principle...

(f) Upon the expiration of the useful life of their products... transnational corporations and other business enterprises shall ensure effective means of collecting or arranging for the collection of the remains...

(g) Transnational corporations and other business enterprises shall take appropriate measures in their activities to reduce the risk of accidents and damage to the environment by adopting best management practices and technologies... and reporting of anticipated or actual releases of hazardous and toxic substances."

Other provisions of the UN Norms also address situations like that of the Bhopal disaster. Article 18, for example, calls on transnational corporations and

other business enterprises to make reparations for damage done through their failure to meet the standards spelled out in the Norms:

> *"Transnational corporations and other business enterprises shall provide prompt, effective and adequate reparation to those persons, entities and communities that have been adversely affected by failures to comply with these Norms through, inter alia, reparations, restitution, compensation and rehabilitation for any damage done or property taken. In connection with determining damages, in regard to criminal sanctions, and in all other respects, these Norms shall be applied by national courts and/or international tribunals, pursuant to national and international law."*

Article 17 calls on states to have in place the necessary legal and administrative framework to give effect to the Norms:

> *"States should establish and reinforce the necessary legal and administrative framework for ensuring that the Norms and other relevant national and international laws are implemented by transnational corporations and other business enterprises."*

The UN Norms did not exist at the time of the Bhopal disaster, and one cannot expect the UCC, UCIL, the government of India or the state government of Madhya Pradesh to have been guided by them. However, the Bhopal disaster and its aftermath demonstrate the serious effect that the activities of transnational corporations and the governments responsible for regulating them can have on the respect, protection and fulfilment of human rights. What happened in Bhopal can leave no doubt about the importance of the UN Norms and the need for governments and transnational corporations to acknowledge the responsibilities of business enterprises with regard to human rights.

CHAPTER 3: Accountability of Union Carbide

Amnesty International holds companies to account for their actions that affect human rights. In the case of the Bhopal plant, there is a pattern of serious failures by UCC in the years before the accident occurred. UCC decided to bulk store MIC in Bhopal but did not equip the plant with the safety mechanisms to deal with accidents. UCC was aware that some of the technology it transferred was not proven,[139] and entailed operational and safety risks. UCC did not export the same standards of safety in design or operations to Bhopal as it had in place in the USA. In particular, UCC failed to set up any comprehensive emergency plan or system in Bhopal to warn local communities about leaks, even though it had such a plan in place in the USA. As early as 1982, UCC was aware that there were major safety concerns regarding the Bhopal plant. Months before the accident, UCC was warned of the possibility of a reaction similar to the one that caused the eventual leak in Bhopal.

In its response to the tragedy, UCC withheld information, tried to discredit the victims and attempted to shift responsibility between its various arms. When UCC was taken over by Dow, both companies tried to avoid responsibility.

Why did the gas leak?

The immediate precipitating factor for the disastrous leak was the entry of a substantial amount of water and other impurities into Tank 610 that stored several

The Union Carbide plant in Bhopal

In 1984, the Union Carbide Corporation (UCC), a wholly owned subsidiary of Dow Chemicals since 2001, was one of the world's largest chemical multinationals.[140] Based in Danbury, Connecticut, USA, UCC owned or operated through its divisions, subsidiaries and affiliates hundreds of plants around the world. These manufactured and processed chemicals, petrochemicals and allied products to produce complex chemicals, pesticides, insecticides and other consumer products.[141]

In India, UCC operated through Union Carbide India Limited (UCIL). UCC owned 50.9% of the equity of UCIL and as such exercised majority control over its voting shares, thereby giving UCC extensive management and operational control over UCIL. In the context of India's fast-rising consumption of pesticides owing to the Green Revolution in India,[142] UCC first proposed the establishment in 1966 of a facility to produce the pesticide Sevin[143] in India, and subsequently selected Bhopal as the best site. The government of India and the state government of Madhya Pradesh granted permission to UCC/UCIL to establish the plant, which was designed and constructed under close supervision by UCC engineers and personnel.

Initially UCC/UCIL imported MIC and alpha naphthol into India, two essential ingredients for the manufacture of Sevin.[144] UCC/UCIL was granted a licence to manufacture MIC at Bhopal in 1976. Between 1976 and 1980 UCC conceived, designed and supervised construction of the MIC unit and trained UCIL employees in India and the USA to work on all aspects of the MIC plant. The MIC plant in Bhopal went into operation in 1980.

thousand pounds of MIC,[145] according to the UCC investigation team and the India-based Council for Scientific and Industrial Research (CSIR) investigation, among others.[146]

However, there has been more than one explanation of how the water and other impurities entered the MIC storage tank. One theory, argued by workers at the plant, is that it occurred during routine water washing of pipes on the evening of 2 December during the second shift of production on which there was no longer a maintenance supervisor due to staff cuts.[147] As several bleeder lines were clogged, water began to back up in the system and pushed through a leaking valve into the relief valve vent header (RVVH). It then fell into a jumper line which ran between the RVVH and the process vent header (PVH) which had been installed in May 1984 with the authorization of UCC engineers.[148] One valve remained to protect Tank 610, the nitrogen outflow valve, but this was known to be leaking as engineers had been unable to pressurize the tank on 26 November.[149]

UCC did not identify any specific cause for entry of water into the tank in its 1985 investigation report[150] and did not mention the jumper line. Sometime after

the leak, UCC started to give credence to the theory that it was due to sabotage by a disgruntled employee, and commissioned a report by the international consulting group Arthur D. Little, written by Dr Ashok Kalelkar and published in May 1988.[151]

The sabotage theory has been challenged by many, including workers from the factory and testimony by UCC managers themselves.[152] An independent chemical engineer commented: "*Even if Dr Kalelkar believes in his sabotage theory (I don't), he ought not to let it be used to divert attention from the underlying failings of design and management that created the conditions for a disaster.*"[153] The sabotage theory did, however, manage to complicate and further delay civil proceedings in the Indian courts.[154] UCC has refused to name the employee and has not produced any specific evidence in court regarding sabotage.

The decision to bulk store MIC

The MIC that leaked on the night of 2/3 December 1984 was manufactured sometime in late October that year and would not have been used up until around mid-December.[155] This was because the Bhopal plant produced and stored substantially more MIC than it could immediately process. As the 1985 CSIR report noted:

> "*The Sevin unit could process MIC to the order of three to four tonnes per day. The inventory of MIC in the storage tank was of the order of 90 tonnes, equivalent to nearly 30 days production... It was entirely unnecessary to provide facilities for storage of such large amounts of MIC in tanks. The quantities stored were quite disproportionate to the capacity of further conversion of MIC downstream unit. This permitted the MIC to be stored for months together without appreciation of potential hazards.*"

During the factory design stage UCIL had preferred to store MIC in small individual containers, for reasons of both economy and safety. However, UCC disagreed and bulk storage tanks for MIC were installed in the Bhopal plant, similar to the UCC's plant in Institute, West Virginia, USA.[156] The crucial difference was that the UCC plant in Institute worked around the clock, processing large quantities of MIC for production of pesticides or for sale as a chemical. In Bhopal, the MIC processing capacity was so low that it resulted in large quantities of MIC being stored for weeks.

In testimony before the US Congress shortly after the accident, Ronald Wishart, a Union Carbide Vice-President, said, "*With respect to our safety standards, we meet the higher of the two, whether it be Union Carbide or the local*

standard."[157] If this was the case, then the UCC plants in Bhopal and West Virginia should have had the same safety standards. It appears, however, that there were a number of critical differences in levels of design and operations for the Bhopal and Institute plants (see table).

Safety measures in UCC plants in the USA and India[158]

Institute, West Virginia, USA	Bhopal, Madhya Pradesh, India
Capacity High production of MIC matched with high processing capacity. MIC not stored for long periods of time.	High production capacity of MIC but low processing capacity. MIC stored in large quantities for long periods of time.
Emergency scrubbers MIC storage tank equipped with emergency scrubbers (to neutralize any escaping MIC) designed to operate under emergency conditions.	No emergency caustic scrubber to neutralize any MIC leak.
Computerized monitoring Computerized monitoring of instruments (gauges, alarms, etc) and processes to support visual observation.	No computerized monitoring of instruments and processes. Relied solely on manual observation.
Cooling system MIC field storage tanks used a cooling system based on chloroform (inert and non-reactive with MIC).	MIC tanks used a cooling system based on brine (highly reactive with MIC).
Refrigeration unit Refrigeration unit to control temperature in the tanks was never turned off.	Refrigeration unit had been turned off since June 1984.
Nitrogen pressure MIC was always maintained under nitrogen pressure.	MIC tanks had not been under nitrogen pressure since October 1984.

Institute, West Virginia, USA	Bhopal, Madhya Pradesh, India
Emergency plan An elaborate four-stage emergency plan to deal with toxic releases, fires, etc, including a general public alert linked to community police, river and rail traffic and local radio stations. Various emergency broadcast systems in place to alert and disseminate appropriate information to the public.	No system to inform public authorities or the people living adjacent to the plant. No emergency plan shared with communities living adjacent to the plant; no system to disseminate information regarding emergency to the public with the exception of a loud siren.
Maintenance programme A maintenance programme to determine and evaluate replacement frequency for valves and instrumentation and alarm systems. Weekly review of safety valves and reviews and maintenance recorded extensively.	No evidence of an effective instrument maintenance programme. Safety valve testing programme largely ineffective and no proper records maintained of reviews of instruments, valves and alarm systems, etc.
Lab analysis A lab analysis of MIC was conducted to test quality and check for contamination prior to storage, processing or distribution.	No lab analysis of quality was undertaken. MIC stored for long periods without testing for contamination.
Training Extensive employee training programme to ensure high level of training and information among all employees of normal and emergency procedures.	Operators put in charge without sufficient training.
Protective equipment Extensive provision of appropriate personal protective equipment to employees including protective clothing, air respirators, etc.	Personal protective gear and breathing air equipment not easily accessible, inadequate and of poor quality.

Ignoring the warnings

There is overwhelming evidence to suggest that UCC management was aware of safety problems at the Bhopal plant for some time before December 1984. In May 1982, after several accidents that year including gas leaks and burn injuries, an Operational Safety Survey of the Bhopal plant was carried out by a team of UCC technicians from the USA.[159] The survey noted numerous lapses in safety regulations and highlighted at least 10 hazards which it classified as "major", including:

- potential for release of toxic materials in the phosgene/MIC unit and storage areas, either due to equipment failure, operating problems, or maintenance problems;
- deficiencies in safety valve and instrument maintenance programmes;
- problems created by high personnel turnover at the plant, particularly in operations.

There is evidence to show that subsequently things got worse rather than better:

- In March 1983, a local attorney, Shahnawaz Khan, wrote a letter to the general manager of the Bhopal plant threatening legal action for storing hazardous substances that posed a serious risk to the population and releasing toxic waste that contaminated water and soil and damaged the health of communities.[160]
- In June 1984, a Bhopal-based journalist, Raj Kumar Keswani, wrote an article in *Jansatta*, one of India's leading Hindi newspapers, entitled "Bhopal: On the brink of a disaster", highlighting the dangers posed by the Bhopal plant.[161]
- In August 1984, the General Secretary of the Union Carbide Karamchari Sangh (Workers' Union), a union of the Bhopal plant workers, wrote to the Works Manager of the Bhopal plant raising concerns about air and noise pollution and workers' exposure to hazardous substances.[162] The letter notes that, "We have complained so many times against the rising pollution of air and noise in different departments of our factory but we are disappointed that… it is increasing day by day in an uncontrolled manner."

In September 1984, an Operational Safety/Health Survey of the MIC II Unit at UCC's Institute plant, warned: "There is a concern that a runaway reaction could occur in one of the MIC Unit Storage tanks and that response to such a situation would not be timely or effective enough to prevent catastrophic failure of the tank."[163] The report identified the relatively long storage period of MIC, coupled with the possibility of its contamination from: a) the coolant (brine); and/or

b) water from a leak; and/or c) impurities/catalytic material feeding back from the flare system that would hasten the runaway reaction.[164] These were some of the factors that the CSIR investigation identified as possible causes of the runaway reaction and the subsequent catastrophic tank failure at the Bhopal plant.[165] Amnesty International is not aware of any evidence to show that this report was shared with UCIL or of any appropriate preventive measures taken at the Bhopal plant.

Cutting costs, increasing risks

Between the beginning of 1983 and the time of the disaster, a series of cost-cutting measures was implemented. Damaged or malfunctioning equipment was patched up rather than repaired, or replaced by sub-standard material. As a former Safety Officer recalled: "*We started using bits and pieces of equipment which were better thrown away – for instance caskets and bits and pieces of pipelines. We welded them together and used them.*"[166]

These measures further eroded the quality and quantity of plant personnel, some of whom have said they were already severely affected by poor job security, lack of a promotion policy and a poor wage policy.[167] By 1983 the MIC unit only had six operators compared to 13 in 1980, while the number of maintenance personnel was reduced to just two.[168] It became established practice in the plant to move workers from their regular positions to wherever there was a shortage. The quality and length of training suffered. Despite the warnings of the 1982 Operational Safety Survey (see above), operators and other personnel were moved between units and asked to take charge despite being insufficiently trained. The high turnover of personnel meant that trainees were left to handle a substantial part of the operations.[169]

Corporate issues

Relationship between UCC and UCIL

UCC has consistently claimed it cannot be held accountable for the leak at Bhopal since it exercised no control over UCIL, which operated the Bhopal plant.[170]

Even though UCC has denied any liability in US and Indian courts on the grounds that UCIL was totally autonomous and not under its control, no court has made a final ruling on UCC's liability. In dismissing the case from the US courts on the grounds that UCC submit itself to Indian courts, the US Southern District Court of New York stated that it expressly declined to make findings as

to actual liability at this stage of the litigation."[171]

Ruling that UCC was liable to pay interim relief, the Madhya Pradesh High Court found that "it was the defendant-UCC which had real control over the enterprise which was engaged in carrying on the particular hazardous and inherently dangerous industry at the Bhopal plant and as such it was absolutely liable (without any exceptions) to pay damages/compensation to the multitude of gas victims."[172]


Science helps build a new India
Oxen working the fields . . . the eternal river Ganges . . . jeweled elephants on parade. Today these symbols of ancient India exist side by side with a new sight – modern industry. India has developed bold new plans to build its economy and bring the promise of a bright future to its more than 400,000,000 people. But India needs the technical knowledge of the western world. For example, working with Indian engineers and technicians, Union Carbide recently made available its vast scientific resources to help build a major chemicals and plastics plant near Bombay. Throughout the free world, Union Carbide has been actively engaged in building plants for the manufacture of chemicals, plastics, carbons, gases, and metals. The people of Union Carbide welcome the opportunity to use their knowledge and skills in partnership with the citizens of so many great countries.
A HAND IN THINGS TO COME
UNION CARBIDE
Process Systems and Services
© UCC

A 1962 advertisement announcing the arrival of Union Carbide in India.

Ownership control

Although UCC has attempted to absolve itself of any responsibility for the running of UCIL, this is at odds with the UCC's Corporate Charter which states: "The UCC management system will be designed to provide centralized integrated corporate strategic planning, direction and control; and decentralized business strategic planning and operating implementation."

UCC's *Corporate Policy Manual* spells this out even more explicitly: "Except for certain special situations, it is the General Policy of the Corporation to secure and maintain effective management control of an affiliate. Normally this is accomplished through ownership of 100% of affiliate equity where this is consistent with the laws, policies, and customs of the host country..."[173]

On 2 December 1973 a UCIL proposal to set up a MIC-based chemicals project accompanied by a capital budget and a finance plan was submitted to the Management Committee of UCC for approval by Union Carbide Eastern, Inc (UCE), a wholly

owned subsidiary of UCC.[174] The Finance Plan, referring to negotiations with the government of India on the extent of foreign equity, clearly reveals that UCC never intended to reduce its equity holding to anything less than what would give it a controlling stake in UCIL:

> *"This proposal is subject to the success of these negotiations. We fully expect to be successful in these negotiations. If we are forced to go below 53.5% ownership, a new proposal will be submitted to the Management Committee. Our specific objective is not to accept any conditions which would reduce our equity below 51%."*[175]

Control over board

UCIL reported to UCE, a wholly owned subsidiary of UCC based in Hong Kong but incorporated in Delaware, USA. UCE in turn reported to UCC, Danbury, Connecticut, USA. Other UCIL divisions reported to product line management of UCC; the Bhopal plant reported through Union Carbide Agricultural Products Company (UCAPC), a wholly owned subsidiary based in the USA.[176]

The chairperson of UCE, who was also a Corporate Vice-President of UCC, and three officials of UCE were on the Board of UCIL, reinforcing the assertions that UCIL's management decisions were heavily influenced, if not controlled, by UCC.

Design, technical and operational control

The memorandum to the UCC Management Committee requesting approval of the capital budget proposal and the finance plan for setting up the MIC-based plant at Bhopal notes:

> *"To the extent feasible UCC will provide the necessary technology and process design and will review any technology developed outside UCC. In addition to responsibilities for these activities, UCC has also agreed to start up support and training outlined in this proposal.*
>
> *"This project has the support of the UCC Worldwide Agricultural Policy Committee and of the U.S. Agricultural Chemicals Division, and is endorsed by U.C. Eastern. It has been reviewed by the Law, Finance and Environmental Affairs Departments.*
>
> *"Your consideration of this proposal is hereby requested."*[177]

The memorandum clearly indicates that from the very outset the project was to rely on UCC for technical and design support, and that UCC would also review any technology developed outside by UCIL.

The MIC unit in Bhopal went into start-up in early 1980. Warren Woomer, who had served as a Special Projects Manager within the Agricultural Products Division at Institute, West Virginia was appointed on a two-year contract starting in 1980 as Works Manager at Bhopal's MIC unit.[178] He stated in his deposition that he was provided with all the records of the Institute plant that could provide answers to questions regarding the MIC plant in Bhopal. If the records from Institute proved insufficient in any circumstance then he contacted his counterpart at Institute directly by telex.[179]

The extent of operational control that UCC exercised over UCIL is confirmed by other former UCIL employees. One of them stated: "*To my personal knowledge, each design modification and every significant change in operating procedure at UCIL was ratified and approved by Union Carbide officials in the United States, specifically those at Charleston, West Virginia, and Institute, West Virginia... Unlike the Sevin plant, most of the equipment and instruments of the MIC plant were imported from the United States. Senior plant personnel had been given training in the Institute plant in West Virginia.*"[180]

Another former employee said, "*Any design change made in India had to be approved by the US. Any change in material of construction of various equipments had to be approved because, you see, they had experience in dealing with MIC — we didn't. We were dependent on them for recommendations.*"[181]

A 1986 *New York Times* report based on court documents observed: "*After a 1981 accident in Bhopal that killed a worker, a telex said that improvements 'will receive close attention by the management committee in New York'.*" Another memo said: "*No design changes have been made without the concurrence of general engineering or Institute plant engineering,*" referring to Union Carbide's corporate engineers in Institute, West Virginia.[182]

In mid-1982 UCIL applied for a renewal of its foreign collaboration agreement with Union Carbide for manufacturing MIC-based pesticides. The application shows the inter-relationship between UCIL and UCAPC (a wholly owned subsidiary of UCC based in the USA) and the dependence of UCIL on UCC in key technical and operational areas.

> "*Manufacture of MIC is known to involve some extremely hazardous processes with complexity in areas of efficiency, material balance, corrosion and safety. In view of this we have to work more closely with the foreign experts towards assimilating technology inputs. [W]e need continued assistance from UCAPC...*
>
> "*As a result of experience in handling toxic chemicals over several years, UCAPC could develop effective procedures and facilities on Plant safety.*

Current knowledge and experiences in handling highly toxic materials will be continuously available to UCIL. Highly professional activities are involved in dealing with emergency situations like toxic gas release sometimes accompanied with fire endangering the safety of the community. Continuous availability of data in this area will assist UCIL in fully protecting the plant personnel and properties...

"UCAPC scientists generate massive... data on various products for their registration. For commercial manufacture of technical and formulation they generate data on toxic by-products and gases released during manufacturing process, besides antidotes and safety precautions that should be taken during manufacture by staff and workmen."[183]

The application also makes a case for collaboration citing the continuing support from UCAPC with regard to corrosion studies, equipment reliability studies and in providing assistance to UCIL on operating difficulties. This application was accepted by the government of India and the foreign collaboration agreement was in effect at the time of the tragedy in December 1984.

Disinvestment in the Bhopal plant

The Bhopal plant was never profitable. In 1981, UCAPC set up a "Bhopal Task Force" to explore ways of making it viable.[184] By the time of the disaster, UCC was exploring possibilities of putting the plant on the open market. A plan submitted in February 1984 by the Chairman of UCE to UCC to sell or lease the Bhopal facility proposed that UCIL could retain the MIC unit to produce MIC for export, but dispose of or lease the rest of the plant.[185] Finally, UCIL was ordered to produce a feasibility study for selling the plant outright, which was completed just three days before the disaster.[186] As part of this study, UCIL engineer Umesh Nanda sent a telex in November 1984 warning management that the dismantling and shipment of the MIC unit would be a problem "because of the high corrosion at several points" requiring repairs at considerable expense.[187]

Post-disaster response

UCC's response to the disaster was at first to downplay the toxic nature of MIC by claiming it was harmless. It then withheld vital information about its toxicology as well as the identity of reaction products that were released. Subsequently, UCC sought to stonewall the legal process by raising complex legal issues, claiming that UCC was not a transnational company, and denying the dangerous nature of MIC. UCC refused to pay interim relief to victims, whom it tried to discredit. It also

refused to appear in court in the criminal case and eventually, through its merger with Dow Chemicals, sought to wipe out all traces of accountability.

Investigation of the leak

UCC's initial response to the disaster may suggest its sense of responsibility for the accident. After the leak, UCC sent a team of engineering and scientific specialists to India to assist in safe disposal of the remaining MIC and investigate the probable cause of the disaster. The team spent 24 days in December 1984 in India and at least two more months in the USA collecting and processing a wide range of information covering the operational, physical and chemical dimensions of the leak.[188] The report of the team was released on 20 March 1985 in Danbury, USA, the corporate headquarters of UCC.

Withholding information

While thousands were dying in Bhopal as a result of exposure to gases, UCC/UCIL officials denied that MIC was toxic. Jackson Browning, then UCC's Director of Health and Safety and Environmental Affairs, said that what leaked was "nothing more than a potent tear gas."[189] However UCC's own literature, dating to well before the Bhopal leak, reveals that UCC knew that MIC was potentially deadly. The UCC Material Safety Sheet on MIC clearly notes that exposure "may cause fatal pulmonary edema" [swelling of the lungs due to accumulated fluid].[190] UCC's *Reactive and Hazardous Chemicals Manual* states: "Because of the high ratings for breathing and contact with the eyes, methyl isocyanate is assigned the maximum health rating of 4 in the UCC hazard signal system."

In March 1985, UCC's own investigation concluded that "approximately 54,000 pounds [24,500kg] of unreacted MIC left Tank 610 together with approximately 26,000 pounds [11,800kg] of reaction products."[191] Yet to this day, UCC has not named any of the chemicals and reaction products that leaked along with the MIC.

Five years after the leak a leading chemical industry journal noted, "Union Carbide toxicologists may have the best information on MIC toxicity around, but they are treating it like a trade secret."[192] By withholding details of the reaction products, UCC denied, and continues to deny, those affected by the leak information critical for effective treatment and research.

This behaviour is in stark contrast to UCC's response to a gas leak at its plant in Institute, West Virginia, USA in August 1985. Following the leak, UCC made public a detailed list of reaction products by name and quantities released, in amounts ranging from 650 pounds (295kg) to as small as seven pounds (3.2kg).[193]


Living.
Poisoned daily.
Everywhere.
ICJB
© Maude Dorr

A banner of the International Campaign for Justice in Bhopal, one of the many organizations working worldwide for justice for victims of the disaster. The organization demands that Dow be held accountable for cleaning up the contamination.

Discrediting the victims

Despite UCC's claims to bear a "moral responsibility" for the victims of Bhopal, and stated offers of assistance, the company disparaged the survivors before courts in the USA and India.

Urging that the case be thrown out of the USA, UCC argued before the US District Court that, "*Indeed, the practical impossibility for American courts and juries, imbued with US cultural values, living standards and expectations, to determine living standards for people living in the slums or 'hutments' surrounding the UCIL, Bhopal, India, by itself confirms that the Indian forum is overwhelmingly the most appropriate. Such abject poverty and the vastly different values, standards and expectations which accompany it are commonplace in India and the third world. They are incomprehensible to Americans living in the United States.*"[194]

In India, UCC lawyers argued before the Bhopal judge that "*the plaintiffs are illiterate and do not understand the contents of the affidavits on which they have placed their thumbprints. Therefore... the complainants must be thrown out.*"[195]

UCC's legal team spent much of its time in court deliberately increasing the complexity of the case[196] and drawing attention away from the plight of the victims. The team opened with arguments in July 1985 that US courts were an inappropriate forum to try the case and that Indian courts represented both an adequate and appropriate forum. In support of its argument UCC counsel submitted that: "*Not only is the Indian legal system based on sound and established principles of Anglo-Saxon Law but the courts in India have evolved and developed the Indian jurisprudence to levels on a par with if not beyond any other democracy in the world.*"[197] Indeed, UCC presented lengthy arguments to demonstrate the competency, creativity and capacity of Indian courts.[198]

Although the US District Court upheld the motion on condition that UCC submit to the jurisdiction of the Indian courts, UCC appealed against the condition. In a complete about-turn, the company then claimed in the Appeals Court that: "*Indian courts, while providing an adequate forum, do not observe due process standards that would be required as a matter of course in this country.*"[199]

UCC: a domestic US enterprise

UCC repeatedly claimed in the courts that it was purely a US-based corporation. It stated that it "denies that it has 'operations' in India as alleged, or elsewhere outside the United States of America as alleged."[200]

In stark contrast, UCC's annual report of 1984 stated that "Union Carbide Corporation's business worldwide is conducted principally through the divisions, subsidiaries and affiliates listed below."[201] One of those listed was UCIL, which was also included in UCC's consolidated balance sheet for the same year. UCC's Chief Executive Officer Warren Anderson told a Congressional Subcommittee Hearing on 14 December 1984 that Union Carbide had 100,000 employees around the world.[202] Jackson Browning, then a senior UCC executive, claimed: "*In 1984, Union Carbide reported sales of $9.5 billion, reflecting its position as one of the largest industrial companies in the United States and the world. International operations represented nearly 30% of total sales that year. India was one of three dozen countries where the company had affiliates and business interests.*"[203]

'MIC is not ultra-hazardous'

The information provided by UCC to an Indian court contradicts information provided by the company's Director of Health, Safety and Environmental Affairs. In its statement submitted to the Bhopal District Court, UCC admitted that "*under certain conditions* (emphasis added), MIC is toxic, flammable and

hazardous," but, it went on to say, "the defendant denies that MIC is 'ultra-hazardous'."[204]

On 14 December 1984 Jackson Browning, then Director of Health, Safety and Environmental Affairs for UCC, told a Congressional Hearing: "MIC is an extremely hazardous chemical. It is reactive, toxic, volatile and flammable."[205] UCC's Material Safety Data Sheet on MIC and its *Hazardous and Reactive Chemicals Manual* also reiterate the extremely toxic, volatile and reactive nature of MIC, but go further, stating that MIC exposure may cause major residual injuries, *despite prompt treatment*. Thus, while the medical profession was struggling to understand the extent of MIC's toxicity, UCC was presenting arguments to the court intended to draw a difference between "hazardous", "extremely hazardous" and "ultra-hazardous".

Obstructing victims' right to justice and interim relief

In April 1987, the Bhopal District Court made proposals to both UCC and the Indian government concerning payment of interim relief to victims of the tragedy. On 17 December the court directed UCC to deposit Rs.350 crores (1 crore = 10 million) – around US$220 million – for payment of "substantial interim compensation and welfare measures for the gas victims".[206] The Court made it clear that the interim relief order was in no way prejudging the question of the liability of UCC, or of the governments of either India or Madhya Pradesh.

UCC appealed to the High Court, characterizing the District Court's order on interim relief as being "'arbitrary, harsh, burdensome', 'wholly perverse', and 'displaying a complete prejudgement'." Lawyers for UCC argued that the order had no basis in law, was punitive in nature, and that the judge had been coerced into making it by public pressure.[207]

On 4 April 1988 the High Court of Madhya Pradesh restated the law permitting the court to award a "reasonable sum in interim compensation", reducing the amount to be deposited by UCC from Rs.350 crores to Rs.250 crores.[208] UCC immediately protested against this decision.

In a long and detailed petition before the Indian Supreme Court, UCC challenged the orders of the High Court, claiming that the decision was made in effect "without evidence or basis or precedent".[209] The UCC petition in the Supreme Court raised many questions regarding Indian judicial process and power,[210] increasing the complexity of the case to a level that ruled out any possibility of a quick judicial resolution.

By this time four years had passed since the disaster and the victims and their families had received virtually nothing. Then, in February 1989, the Supreme Court

suddenly announced that full and final settlement had been agreed between UCC and the government of India. The victims had not been consulted and the issue of liability had not been settled.

Since 1991, UCC has refused to appear before the Bhopal District Court where criminal charges are still pending against it. This is in violation of the order of the US District Court, which stated that the case should be tried in India on the condition that UCC submits itself to the jurisdiction of the courts there. While no court in India or the USA has set aside the case against UCC, none has been able to bring the company before it.



UCC's merger with Dow

In February 2001 UCC became a wholly owned subsidiary of The Dow Chemical Company (Dow), the largest chemical multinational in the world.[211] Even though UCC continued to be a separate legal entity, its corporate identity and all of its business is fully integrated with that of Dow.

UCC's website, now a part of Dow's, notes: "Since Union Carbide's acquisition by TDCC [The Dow Chemical Company], Union Carbide sells most of the products it manufactures to TDCC..."[212] UCC's *Annual Report 2003* notes: "The Corporation's business activities comprise components of Dow's global businesses rather than stand-alone operations..."[213]

The extent of Dow's control over UCC is crucial in the context of the pending criminal charges against UCC in the Bhopal District Court and any possible civil liabilities that may arise in future.

Misrepresentation in the merger agreement

In December 1991 the Chief Judicial Magistrate in Bhopal issued a proclamation ordering Warren Anderson, then Chief Executive Officer of UCC, and Union Carbide Eastern (UCE) to appear in court in February 1992 to face charges of culpable homicide not amounting to murder in connection with the gas leak.


LIVING, POISONED DAILY
© Maude Dorr

Protesters outside the Dow headquarters in Mumbai, during a demonstration in December 2002 to mark the anniversary of the disaster, demand the clean-up of Bhopal. The large banner at the front reads, *"Hit Dow with a broom: Bhopal gas-affected women workers"*.

Despite these orders, none of them appeared in the court, and they were declared "proclaimed absconders". The criminal prosecutions against UCC, UCE and Warren Anderson are still open and pending. All three accused parties remain identified as "absconders" by the Bhopal District Court and the Supreme Court of India.

The merger agreement between Dow and UCC denies outright UCC's criminal liability in the Bhopal case. In fact, it denies that any pending criminal prosecution exists against UCC. Article V of the Merger Agreement[214] states: "there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the actual knowledge

of its executive officers, threatened against it or any of its Subsidiaries... except for those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on it."

Dow responsibility

A senior US-based attorney representing the victims of the gas disaster suggests that in terms of US law, all of UCC's civil and criminal liabilities were acquired by Dow with its purchase of the former.[215] The legal representatives of the victims in the US Court also pointed out to Amnesty International that in the 1987 case *Alamo Bank v United States*, the US Supreme Court held that a state bank that is the survivor of a merger between a national bank and a state bank is responsible for pre-merger criminal violations that were committed by the national bank prior to the merger.[216] Citing several other cases the US Supreme Court also maintained that "the deterrent purposes of corporate criminal liability could be substantially weakened if a corporation could extinguish liability for its criminal conduct through a change in corporate form."[217]

In fact, the Merger Agreement between UCC and Dow also recognizes a transfer of liability inasmuch as the latter accepted approximately US$2 billion of outstanding UCC debt. Furthermore, Dow has paid for asbestos exposure claims against Union Carbide dating back to 1972 in Texas and West Virginia, USA.

Continuing obligations to address effects of pollution

Immediate steps are needed to check for further contamination of water and soil as a result of the continuing presence of toxins discharged by the Bhopal plant and to protect the right to health and a safe and clean environment of those in affected communities.

The possibility of holding UCC to account for cleaning up pollution has arisen again in the US courts. On 17 March 2004 a US Appeals Court ruled that the request for "remediation" to restore the environmental quality of the site, brought by plaintiffs from Bhopal against UCC, could not be barred by limitations of time.[218] The Appeals Court declared that the District Court should be free to revisit its dismissal of the claim for plant-site remediation in the event that the governments of India or Madhya Pradesh sought such relief. Subsequently, the governments of India and Madhya Pradesh have urged the District Court to order UCC to pay for plant-site remediation and pollution damage.[219] UCC/Dow, upon independent assessment of damage, still have the potential to be held accountable by a court of law for contamination, and may be asked to pay for the clean-up and damages.

CHAPTER 4: Role of the Indian government

In all countries, the state has the primary responsibility for ensuring the fulfilment of human rights. This includes taking reasonable steps to ensure that environmental degradation does not endanger the life or health of the population, and where this does occur, to ensure swift and adequate reparations.

The Indian government and the state government of Madhya Pradesh were aware that the Bhopal plant involved hazardous substances and processes. For instance, the 1982 application for renewal of foreign collaboration between UCIL and UCC clearly notes: "Manufacture of MIC is known to involve some extremely hazardous processes with complexity in areas of efficiency, material balance, corrosion and safety."[220]

Amnesty International is not aware of any information that indicates that either the central or the state government took or asked UCIL/UCC to take any specific steps to assess the risk to local communities or the environment, or to review or augment safety mechanisms.

After the plant began operating, densely populated settlements grew up all around it. As early as 1975 the municipal planning administrator of Bhopal issued a notice on the plant asking for it to be relocated. However, instead it was the administrator who was transferred from his position. In 1984, just a few months before the fatal leak, the state government conferred legal titles to a large number of houses that had come up close to the perimeter of the plant.[221]

The Director of the Industrial Safety and Health Department in the state government of Madhya Pradesh had the primary responsibility for ensuring that the Bhopal plant took adequate steps to ensure occupational safety and to guard against possible risks from hazardous substances or processes. The Department's safety inspectors were responsible for inspecting the plant. Before 1984 the Department had recorded at least six accidents at the plant. Inspections following each of the accidents recorded recommendations or instructions, but the Department did not follow up the implementation of its recommendations.[222]

Following the death of a worker due to an accident involving phosgene gas in December 1982, the government of Madhya Pradesh commissioned an investigation. The report of this investigation, which "raised some sharp concerns about the fundamental safety of the plant," was delivered in March 1984, but there is no evidence that it provoked any substantial response from the government.[223]

At the time of the accident the Factories Act of 1948 that governed health and safety regulations did not have any specific provisions to regulate or deal with hazardous technology and processes, nor was there any kind of legislation on environment protection. As well as an inadequate legislative framework and lack of institutional preparedness, the government appears also to have lacked the political will to discipline Union Carbide.[224]

The settlement

Steps to realize the right to a remedy for individuals who are victims of human rights violations should include, according to guidelines currently being considered by the UN Commission on Human Rights, access to justice, reparation for harm suffered (including restitution, compensation, rehabilitation, satisfaction and guarantees of non-repetition), and access to factual information concerning the violations.[225]

Despite outstanding claims by victims, on 14 February 1989, while UCC was appealing against a High Court ruling that it should pay Rs.250 crores (approximately US$157 million at the prevailing rate) as interim relief, the Supreme Court announced a court-endorsed settlement between UCC and the government of India. This settlement was negotiated without the participation of the victims, despite the fact that an application on behalf of the victims had explicitly asked the Court to involve victims in any negotiations around a settlement.[226]

The Supreme Court order specified that all civil proceedings related to the Bhopal gas disaster should be transferred to the Supreme Court and "shall stand concluded in terms of the settlement, and all criminal proceedings related to and arising out of the disaster shall stand quashed wherever they may be pending".[227]


© Maude Dorr

Residents of Bhopal celebrate the announcement that the Supreme Court had ordered remaining compensation money for victims of the gas disaster to be paid out. 19 July 2004.

The next day the Supreme Court issued an order which specified that UCC and UCIL were to pay US$470 million in compensation "to the Union of India *as claimant and for the benefit of all victims* of the Bhopal Gas Disaster under the Bhopal Gas Leak Disaster (Registration and Processing of Claims) Scheme, 1985, a*nd not as fines, penalties or punitive damages*" (emphasis added).[228]

The settlement bestowed sweeping civil and criminal immunity on UCC and UCIL, eliminating their legal liability.

Following the settlement both the Supreme Court and the government faced widespread public criticism. In May 1989, the Supreme Court explained that it had decided that the "judicial and humane" duty to provide immediate relief to victims took precedence over settling complex questions of law and liability that "even four years after litigation... are yet being debated."[229]

As well as excluding the victims from the process, the settlement capped UCC's liability at US$470 million before the claims had been categorized and the full extent of damages estimated.

Three months after the gas leak, the Bhopal Gas Leak Disaster (Processing of Claims) Act, 1985 (Claims Act) was enacted in parliament. The legislation gave the government the "exclusive right" to represent and act on behalf of victims in any litigation in India or elsewhere. The Act also set up an elaborate bureaucratic system to file, process and categorize claims.

The Claims Act deprived victims of their right to pursue individual court claims against UCC for damages or personal injury due to the gas leak. Survivors challenged the Claims Act in the Supreme Court on the grounds that it was unconstitutional and that the government of India could also potentially be held responsible for the leak.[230]

"*The entire system was based on treating victims like culprits who are lying*", said an activist who has been working with victims in Bhopal almost since the leak happened. Hameeda Bi recalled angrily, "*In the court you were treated with no respect. When the claim was approved we had to provide imprints of both our palms and then had to give our fingerprints. The judges, officers and others treated us badly, even* dacoits *[bandits] are treated with more respect in courts than us gas victims.*"

Victims, civil society groups and others protested against the settlement and challenged it in a review petition. In its ruling on the petition, the Supreme Court upheld the settlement but reinstated criminal charges against UCC/UCIL.[231] The Supreme Court also ruled that if the settlement proved insufficient to meet the costs of personal injuries and compensation, the government of India would make up the shortfall.

The Claims Act, which forced the victims to accept the government as their advocate, as well as the Supreme Court-endorsed settlement of 1989, show how executive action to overcome judicial complexity has had the consequence of securing corporate impunity rather than corporate accountability. The complexities of the legal system led to a denial of the right of the victims to access justice.

Compensation: 'treating the victims like culprits'

The government claimed that it reached a settlement in the interests of the victims because "a case of this kind could not have reached a conclusion in less than 15 to 20 years from now." It argued that the settlement was adequate, and that the negotiations had been successful because the amount was higher than the US$350 million or so that UCC was initially willing to pay.[232]

However, the US$470 million settlement was far less than most estimates of the damage at the time. In its amended case before the Bhopal District Court in January 1988, the government maintained that the claims connected to the leak would exceed US$3 billion.[233] A year later, it settled for less than one sixth of that amount. An intervention filed on behalf of the victims before the Supreme Court claimed that Rs.1,000 crores (around US$628 million) were needed as interim relief alone.[234] The entire settlement only amounted to Rs.750 crores (around US$470 million) at the time.

The estimates of independent experts were also far higher than US$470 million. Professor Alfred de Grazia, author of the online book *A Cloud Over Bhopal*, estimated in 1985 that the economic losses alone would total up to US$1.3 billion. His estimate is based largely on loss of earnings due to death, disablement and injury, loss of business and property and legal costs. It excludes the costs of rehabilitation and medical treatment. The 1986 estimates of Arun Subramaniam and Ward Morehouse, authors of the book *The Bhopal Tragedy*, are more comprehensive, and cover costs relating to economic losses, medical research and treatment, vocational rehabilitation and legal costs. Their estimate totalled a little over US$4 billion.[235]

The Supreme Court stated in May 1989 that the settlement was based on an estimate of 3,000 dead, 30,000 permanent or total disabilities, 20,000 temporary or partial disabilities, 2,000 serious injuries, and 50,000 minor injuries. In addition, the Court also considered 50,000 cases of loss of belongings and 50,000 cases of loss of livestock etc.[236] These estimates, involving a total of 205,000 victims, were based on the figures that the High Court had used to direct UCC to pay interim compensation.

At best, these figures were only estimates. At the time of the settlement, more than 600,000 compensation claims had been filed but fewer than 29,000 had actually been processed and the deaths or nature and extent of injury confirmed.[237] By the time the Supreme Court pronounced its final judgment on the settlement in 1991, the official death toll had already risen from the estimate of 3,000 to 3,828.

In an order dated 3 March 1989, the Supreme Court ordered the distribution of free food grains to 582,692 gas-affected victims.[238] However, in the settlement calculation, the Court used an estimate of 105,000 dead, injured or disabled and 100,000 cases of loss of personal belongings or livestock etc.[239]

The 2003 annual report of the Madhya Pradesh Gas Relief and Rehabilitation Department reveals that by October 2003, compensation had been awarded in 15,248 cases of death and at least 554,895 cases of injury or disability – more than five times the numbers of dead, injured and disabled used by the Supreme Court to calculate the settlement.[240]

Compensation: a case for putting the victims first

Victims of the Bhopal gas leak attempted and failed to access justice through the tort system in both the USA and India.[241] In his decision to send the Bhopal case to the Indian courts, US Judge Keenan noted that he was "*firmly convinced that the Indian legal system is in a far better position... to determine the cause of the tragic event and thereby fix liability*" and, because of access to greater information than the US courts, to fix the appropriate amount of compensation.[242] Yet litigation in India did not determine the cause of the accident and did not fix liability.

Cases such as these hold many obstacles for plaintiffs. Apart from being generally slow and expensive, in cases involving toxic pollution the evidentiary burden of establishing liability often defeats the plaintiffs.[243] While tort cases are reasonably effective in assessing personal injury and property damage, they are less well suited to assessing, evaluating and quantifying damages to environmental goods and processes.[244] For cases with an international dimension, additional questions arise about the appropriate forum for the case and the applicable law. Even if cases are accepted by a court of a country other than where the harm occurred, compensation awards can be small if the court decides it is proper to use the more limited law of the state in which the harm occurred.[245] Applying tort law to transnational corporations raises particular problems, given their complex organizational and legal structures that may be spread over divisions, subsidiaries and affiliates across countries.[246]

Based on the experience of the victims of Bhopal, activists working with survivors' organizations made a case for a system of compensation that does not place on victims of human rights violations the onerous burden of proving fault and establishing causation through a painful legal process. It was more than seven years before victims started receiving compensation, only the first step towards full reparations. For most victims it was too little too late.

Over the years there have been some attempts to move away from fault-centred models of compensation and these include public compensation models such as no-fault compensation schemes.[247] These schemes seek to compensate victims for injuries and provide timely rehabilitation assistance through a process that is largely administrative and does not involve complex litigation. Such models of public compensation separate the issue of victim compensation from the question of liability and deterrence, ensuring payment of compensation quickly without removing the deterrent effects of liability from the legal system.[248]

The survivors faced numerous problems relating to the amount of compensation. The sums paid were inadequate, no interest was paid on delayed payments, and compensation remained unpaid. Problems in the process included: denial of the individual's right to claim damages; corruption; victims forced to choose between settling or facing litigation; denial of appropriate appeal mechanisms; denial of legal aid; and long delays and huge bureaucracy.[249]

The compensation mechanism

The May 1989 order of the Supreme Court setting out the settlement stated: "No individual claimant shall be entitled to claim particular quantum of compensation even if his case is found to fall within any of the broad categories."[250] This meant that victims were denied their individual right to prove the extent of individual damages suffered and claim appropriate compensation.

Claims were adjudicated in claims courts by Claims Commissioners, Additional Claims Commissioners and the Welfare Commissioner (a sitting judge of the Madhya Pradesh High Court).[251]

Claimants had to pass through several stages in order to secure compensation: registration; identification (requiring proofs of identity, residence and medical records to prove gas effects); notification of their hearing; categorization; adjudication and, for an unfortunate few, the appeals process.

Survivors say that the process involved innumerable trips to hospitals, government offices, lawyers, banks and the court. They said they had to stand for hours in long lines and endure apathy, indifference, suspicion and corruption at the hands of employees, brokers, middlemen and lawyers. For poor and illiterate people, the process was fraught and frustrating, and at the end they gained very little.

A 1995 assessment reveals that the maximum average compensation was awarded not in the two severely affected wards (Nos. 13 and 20) but in Ward No. 21, categorized as mildly affected.[252] In 1995 the average compensation received for personal injury was Rs.26,531, just above the stipulated minimum of Rs.25,000 (around US$545 at current rates). Average awards were far smaller than originally envisioned. This indicates the arbitrary nature of the awards. The difference between the highest and the lowest average compensation paid for injury was Rs.8,483, although the 1992 guidelines issued to the Welfare Commissioner stated that the compensation for injuries should be in the range Rs.25,000 to Rs.400,000 (around US$8,700). In at least five wards the average compensation was equal to the minimum, while in six wards it was actually less than the minimum. In cases

where the victim had died, the average compensation given by 1995 was Rs.73,638 (around US$1,605), far less than the minimum Rs.100,000 stipulated by the Supreme Court. An October 2002 survey in one severely affected ward revealed that 91% of the 1,481 claimants had received only the minimum compensation.[253]

Fast-track justice?

In 1995 special fast-track courts called *Lok Adalats* were set up to expedite the processing of thousands of claims in the claims courts. The lack of due process in these courts was described by a committee appointed by the Supreme Court:

> *"In the* Lok Adalats, *a particular amount was specified and the claimants were coerced to accept this amount and accord their consent to the medical categorisation... In the office of the* Lok Adalats, *no legal assistance was available to the claimants".*[254]

Lawyers and counsel were barred from representing victims in *Lok Adalats.* Victims were completely unaware of the process, and directions on minimum compensation were not followed. Claimants had to go to the Supreme Court to secure the right to appeal against the decisions of the *Lok Adalats.*[255]

Delays

Claimants faced significant delays at every stage of the process, even after adjudication. *"The cheque was awarded at least two months after the judgment. And the money was available only a further 40 days after the award"*, said Shanti Devi, herself a victim and now an activist.

Delays were aggravated by the fact that claimants were not paid any interest for the delay on the amounts payable to them. Interim relief of Rs.200 per month was ordered by the Supreme Court in March 1990 because adjudication of claims had not started. This was deducted from the eventual compensation that victims secured.

Problems with medical categorization

The Process of Injury Evaluation (PIE) categorized the degree of disability or injury according to scores given to symptoms, signs, treatment received and investigation results. Evidence suggests that claims of medical injury were not accurately scored.

The PIE relied mostly on three investigations: X-rays, the Pulmonary Function Test (PFT) and the Exercise Tolerance Test (ETT). However, these

were not widely administered: a 1989 study showed that while at least 60% of the victims required PFT and ETT, the claims directorate had ordered only 15% and 2% respectively to take these tests. The state government declared that "it was not practicable to subject every claimant to these time-consuming investigations in mass operations like this."[256]

The medical records and the PIE did not assess how victims' exposure and subsequent illness affected their ability to carry out their normal level of activities and their work. The ability of a claimant to produce medical records for the post-exposure period was critical. "A large number of victims were being categorized as 'no injury' even though they are ill and can produce proof of residence in the exposed area, all because they cannot produce medical documents for the post-exposure period."[257]

Batul Bi, nearly 70, is a resident of Ahata Sikander Kali. Her husband, Taj Mohammad, fell ill after the gas leak and was treated at two private clinics in Bhopal and one in Delhi. He died in September 1989. Batul Bi filed a claim for the death of her husband.

After five years her claim was upheld on 19 June 1995 by a Claim Court of the Deputy Welfare Commissioner. She was granted the minimum compensation of Rs.100,000. However, the Upper Claim Court of the Welfare Commissioner decided, without saying why, to review the case. On 30 August 1996, more than a year later, the Welfare Commissioner set aside the previous decision.

The Commissioner's order, about a page long, acknowledged that Taj Mohammad suffered from chronic bronchitis and that his urine thiocyanate test was abnormal. It noted that Taj Mohammad died a day after he was admitted to hospital due to pus formation in his right shoulder, which the Commissioner stated "had nothing to do with exposure to toxic gas", without giving any reason for this explanation. The Commissioner noted that there were no records of the private treatment Taj Mohammad received in Delhi or Bhopal, and concluded, "For the above mentioned reasons Taj Mohammad's death bears no relationship to the toxic gas exposure".

The order downgraded the claim from death to personal injury, ruling that Taj Mohammad should be compensated for his chronic bronchitis, and awarded Rs.35,000. Batul Bi's lawyer-broker then forced her to pay him Rs.32,000 for his efforts. That left her with Rs.3,000. *"I spent more than that on my travel, preparing papers and other things. I was left with nothing, except the money that I spent"*, recalled Batul Bi, almost in tears.

Batul Bi filed her own claim for personal injury in early 1988. She has a copy of her registration reference, a copy of the Tata Institute survey that proves she was a resident that night in an affected area, and she is sick. To date, some 16 years later, she has not even received a notification of the hearing of her claim; despite innumerable trips to various offices. The only reply she has received is that her file cannot be found.

As a result of the paucity of quality medical research on the consequences of the Bhopal gas leak and lack of comprehensive information about the toxicity of MIC, neither those claiming to have been affected nor those adjudicating their claims have had any rigorous basis to understand the link between the exposure to gas and the origin of health-related disabilities. This has given rise to a widespread sense of grievance that compensation has been arbitrarily decided.

Failure to register claims

A study by the Bhopal Group for Information and Action of three gas-affected localities concluded that the claims of 42.4% of the residents had not been registered. In one severely affected locality, nearly one sixth of the claims were not registered. The single largest omission comprised at least 15,000 gas-affected victims who were under 18 at the time of registration of claims. Not until August 1992 did the Supreme Court order that minors had a legal entitlement to be registered. Children born to gas-affected parents have continued to be excluded, despite the Supreme Court recognizing the entitlement of "later born children who might manifest congenital or pre-natal MIC afflictions".[258]

Failure to pay the compensation available

Of the Rs.750 crores (around US$470 million at the prevailing rate) settlement, UCC contributed US$420 million, which was held in a US dollar account, and UCIL contributed Rs.68.99 crores (around US$44 million), held in a rupee account.[259] The money was available in 1989 but the claims courts began adjudicating cases only in 1992 and the process is still not complete.

Over the years, owing to the appreciation of the US dollar vis-à-vis the Indian rupee and the interest earned on undistributed funds, the sums held have grown considerably.[260] As of mid-2004, a total of Rs.1,503 crores (US$327.5 million) was held by the Reserve Bank of India and Rs.1,535.58 crores (US$334.6 million) had been disbursed by claims courts.[261]

After approaches by victims' groups, on 19 July 2004 the Supreme Court ordered the disbursal of the remaining funds, giving each of approximately 570,000 victims the same amount they had earlier received as compensation.[262]

Corruption

The claims system saw hundreds of thousands of poor and illiterate survivors facing a complex bureaucratic system. Survivors complain that the system required excessive paper work and complicated procedures and that this opened the way for

intermediaries, brokers and opportunistic lawyers. Nanni Bai, a widow, paid Rs.60,000 to a lawyer and broker to procure compensation of Rs.100,000 for her husband's death. Ahmadi Bai, 65, paid Rs.500 to a doctor to testify that her illness was because of her exposure. A number of survivors say that even the person who delivered the notification of the date of the claim hearing had to be bribed.

Kiran Jain, a 40-year-old widow, said: *"Having all your papers is not enough. You have to pay a bribe for everything even to get a Pension Book or a Below Poverty Line card. If you pay, you get what you want; if you don't, then just suffer."*[263]


© Private

Kiran Jain

Rehabilitation of victims

In the days after the disaster, the state government of Madhya Pradesh organized a relief effort that involved virtually every arm of government including the army. It housed people in camps, distributed food, provided medical treatment, gave out ex-gratia payments for the dead and injured, and undertook other tasks such as processing the remaining MIC, and disposing of thousands of dead animals.[264]

The government of Madhya Pradesh had a seven-year action plan (1984-85 to 1990-91). In this period it spent Rs.164.3 crores (about US$35.8 million) on the medical, social and economic rehabilitation of the affected population.[265] A subsequent five-year rehabilitation action plan, costing Rs.258 crores (about US$56.2 million), covered the period 1990-95. This was later extended to July 1999. Central government provided 75% of the costs, with the rest coming from the state government.[266]

Madhya Pradesh state government says it spent around Rs.24 crores annually on relief and rehabilitation. This includes Rs.19 crores on medical rehabilitation, Rs.1 crore each on "economic rehabilitation" (restitution), "environmental rehabilitation" and miscellaneous expenditure and Rs.2 crores on judicial and administrative expenditure.[267]

Medical rehabilitation

The government's medical rehabilitation programme consisted of offering free care to the gas-exposed population in existing government hospitals, building new ones, and conducting research on the effects of gas exposure on the population.

Currently, there are seven government hospitals in Bhopal,[268] all of which are supposed to offer free care to gas victims. Testimonies from patients show that the standard of care at the hospitals is variable.

Sitara Bi said that she used to get treatment from Jawaharlal Nehru Hospital, but that *"it would bring tears to my eyes the way we were treated there. We were told to go from one line to another to another."*

Patients also complain that treatment is ineffective. Hasina Bi said: *"I don't go to government hospitals because their medicines are of no effect."*

A report by the International Medical Commission on Bhopal (IMCB) in 1994 found that care was largely symptomatic, suggesting that treatment protocols for chronic patients had yet to be developed and implemented.[269] The IMCB found indiscriminate use of corticosteroids and antibiotics. A 1990 evaluation of drug use at two government hospitals by the Bhopal People's Health and Documentation Clinic revealed that 26.8% of prescriptions were inappropriate, and 13.2% of drugs prescribed were banned in other countries because of adverse effects. The results of the 1990 study were reported in the 1998 report by the Sambhavna Trust Clinic.[270]

Many patients complain that medical treatment costs far too much. Even at government hospitals, there are numerous bills to pay for medicines, blood tests and other procedures. A common complaint is that medicines are never available in the government hospitals where they are supposed to be free. Many people have found the treatment at government hospitals so poor that they have paid for private treatment. According to the Fact Finding Mission on Bhopal, nearly 61% of compensation money was used for medical expenses, although medical care for those exposed to the gas was supposed to be free.[271]

Research headed by the Indian Council for Medical Research (ICMR) involved 20 research projects including long-term epidemiological studies, studies on patterns of lung disease, mental health studies, and studies on pulmonary, psychiatric and other effects in children.[272] In 1994, a decade after the gas leak, the government discontinued all research on Bhopal by the ICMR without explanation.

Few results from these studies were published by the ICMR until 2004, when a technical report based on the long-term epidemiological studies was released. In the absence of any other long-term studies on the effects of gas exposure in Bhopal, the release of remaining ICMR information is crucial.

Special Industrial Area and industrial training

As part of the rehabilitation action plan, 152 work-sheds were built in a Special Industrial Area to generate employment in small- and medium-scale industries. Construction of the sheds was completed in 1991. Of the 152 sheds, 55 were allotted to private entrepreneurs, 52 were occupied by the Rapid Action Force (a special division of the police) and the remainder lie vacant. Of the 55 sheds allotted to entrepreneurs, industries were begun in only 20 sheds. From a total expenditure of Rs.8.19 crores (US$1.78 million), only 243 gas-affected people have found employment.[273]

Another key component of the economic rehabilitation programme was a seven-year (1990-91 to 1998-99) programme of industrial training for affected workers. Only 4,080 trainees received training under this programme, just 583 per year.[274]


© Private

Parvati Bai

Parvati Bai's house in Bhopal's Gas Affected Widow's Colony contains nothing but a fan hanging from the roof, a steel bed and some old dented pots and pans. Her husband, Mohan Yadav, died a few months after the gas leak. They had no children and earned a living as construction workers. She was so poor that she had to sell the house to pay her medical bills and survive. She now lives in a house that belongs to someone else. Most of her compensation money went to intermediaries and lawyers, and to repay debts.

Parvati Bai is now around 70 years old, ill and far too weak to work. Her only source of income is the Rs.150 she receives each month as a pension. *"That is not enough even to buy myself some food"*, she said.

She lives off the kindness of others. *"I am too old and sick to work so often I just go around and ask for food. Some day I will die and the Municipal Corporation will just take my body away. That will be the end,"* she said. She is not even recognized as being Below Poverty Line (BPL), which would entitle her to an extra subsidy on food grains.

Vocational training for women

Beginning in 1985, the state government set up 50 training/production centres in different localities for women gas victims to train them in trades such as sewing, hosiery embroidery and stationery manufacture.

Women trainees were offered a stipend of Rs.150 per month. Within four years, all but two of the centres had been closed. The two are known as "the stationery centre" and about 90 women work there. The "stitching centres", where 2,300 gas-affected women were employed, were closed down by the government in 1992.[275]

Shamshad Bi, 42, from Jai Prakash Nagar, earned Rs.320 (US$7) a month at a "stitching centre". She said: "*My husband is sick and is incapable of doing his carpentry regularly and the compensation money is already spent on treatment and other domestic expenses. Where do I go? And how does the government expect us to survive?*"

Social rehabilitation

The colony of 2,486 houses that the state government built for the gas victims, especially for widows, is a picture of neglect with poor access roads, open drains and gutters, overflowing sewers and piles of garbage and rubbish. There is no access to clean drinking water: some public tanks in the colony carry warnings against drinking the water. Many residents complain that they have not been granted authorized electricity connections with proper meters.

The Madhya Pradesh government admitted in August 2004 that the colony "is in bad shape and developmental (drainage and sanitation, pipe water facilities) and maintenance works are urgently needed... in order to improve the quality of life of victims."[276]

Orphans abandoned by the state

At least 28 children were orphaned in the immediate aftermath of the gas leak. Twenty years later many of them are still waiting for the state to fulfil its promises to them.

Phiroza was 10 years old at the time of the gas leak. After the death of her parents she had to work along with her grandmother to support herself and her younger sister, Firdaus. "*The government did little to help us in a meaningful way*", she recalls angrily.

The orphans were supposed to be under the care of the Department of Women and Child Development of the Madhya Pradesh government. "*They did undertake*


© Private

Firdous, Ganga, Suman, Sanjay, Firoza, Shahid and Sadanand – pictured here with younger family members – were among the many children orphaned as a result of the Bhopal disaster.

some preliminary medical check-ups," said Shahid Noor, who was a young child when the disaster struck. "*But otherwise their assistance was limited to taking us to the market once every year, to buy us clothes and other essentials worth Rs.500.*" After a few years this sum was increased to Rs.1,000.

The orphans, most of them now in their twenties, say that their biggest complaint is that the state failed to ensure that they went to school to receive an education.

Ganga was one of the few children whom the government housed in Kalyani, a home for orphaned children. Despite this, the state did not ensure that she finished her schooling. "*I was never encouraged to study. It did not matter to anyone,*" she said. Those who did go to school did so because they had older siblings or relatives who worked to support their schooling.

One orphan, Shahid, said: "*The government claims that they have spent hundreds of thousands of rupees to rehabilitate orphans. But we have seen only a fraction of that.*" Another orphan, Sadanand, acknowledges that orphans were

allotted houses in the relief colony but points out that even years later, "*We have no piped water or even proper electricity. The colony is filthy, without proper roads or sewage.*" Despite his ill-health, due to the exposure, he manages to make a living as a tailor.

The poverty of the orphans of Bhopal is aggravated by the amount that they still have to spend on medical treatment. Sadanand recalls, "*The government set up such a huge gas relief department and mechanism but they did not think it fit to employ us orphans. We do not want their charity. All we demand is employment that provides a decent remuneration.*"

Shahid summed up their feelings: "*First the government said 'grow up, become adults and we will provide you jobs'. Once we became adults they said 'now that you have grown up you take care of yourself'.*"

Repression of activists

In the months immediately following the disaster, media reports were received that officials and agencies of the Madhya Pradesh state government repressed activists working on behalf of survivors of the gas leak.

One of the first alleged instances of repression of protests took place on 4 January 1985, when 10 people were hospitalized after being beaten by police during a sit-in outside the residence of the Chief Minister of Madhya Pradesh because the distribution of free rations, earlier provided to Bhopal victims and others, had been halted by the government. The police arrested and held overnight some 300 more protesters, half of them women, who were also protesting against the halting of free rations. They were released without charge the following day.[277]

Social activists and dissident medical professionals set up their own clinic in order to provide forms of treatment difficult to acquire through government hospitals. On 24 June 1985, the so-called People's Health Clinic was raided by police. Forty people were arrested, six of them doctors. The clinic was forced to close apparently with the intent of sabotaging the efforts of the Bhopal Gas Peedith Mahila Purush Sangarsh Morcha (see inside back cover) which helps to organize gas survivors into pressing the government on issues of relief and rehabilitation. One newspaper reported: "Some *basti* [slum] people, including women with infants, were in gaol more than ten days after the arrests".[278] A rally of up to 5,000 people held the next day was charged by police and a further 400 people were arrested. Most were released the following day.

In September 1986, three activists were reportedly arrested and charged with violating the Official Secrets Act after recording a meeting discussing the medical

condition of survivors.[279] One of the activists, a British citizen named David Bergman, commented on the reason for his arrest: "*Any relief effort which the government cannot control is seen as a threat. It highlights their inadequacy in failing to solve the physical and mental health problems of the gas victims.*"[280] During another protest demanding more aid for gas victims on 29 September 1986, some 2,000 people were arrested, 500 of them women.[281] Sixteen years later, on 25 November 2002, 70 people were arrested and several beaten by police following an occupation of the factory site intended to draw attention to the contamination.[282] Charges of trespass were later dropped.

CHAPTER 5: Conclusion and recommendations

This report highlights how an industrial disaster can involve a complexity of violations of civil, political, economic and social rights for generation after generation. Today, 20 years after the disastrous gas leak at Bhopal, tens of thousands of people are still suffering the after-effects. Despite the determined efforts of survivors to secure justice, the large numbers affected have received inadequate compensation and medical assistance. People already living in poverty face health problems that are shortening their lives and affecting their ability to work. The site has not been cleaned up so toxic wastes continue to pollute the water which the surrounding communities rely on. The struggle of all those affected by the tragedy, in the face of enormous obstacles, not only deserves support but also offers many lessons to anyone interested in defending human rights.

Corporate failures

Union Carbide Corporation (UCC) owned 50.9% of the equity of Union Carbide India Limited (UCIL) and therefore had majority control of UCIL's voting shares. An internal memo suggests that UCC was aware that its technology entailed safety risks, increased by the fact that the chemical to be produced and bulk stored in Bhopal was an "ultra-hazardous substance".

In the aftermath of the tragedy Union Carbide withheld information that could have assisted the medical treatment of victims. It also shifted responsibility between the various arms of the corporation. In 2001, when UCC merged with Dow Chemical Company, both companies used the new ownership structure in an attempt to avoid further responsibility for the disaster.

Union Carbide has not still cleaned up the Bhopal site, and toxic wastes continue to pollute the environment and groundwater. UCC, UCIL and Dow have publicly stated that they have no further responsibility for the effects of the gas leak, and continue to refuse to appear before the court in Bhopal. However, the question of liability has yet to be decided by US courts and criminal charges against UCC and UCE are still open and pending.

Indian government failures

Despite recent positive steps, the Indian government has failed in several ways to protect the rights of the victims of the Bhopal disaster. It was obliged to ensure that UCC and UCIL complied with existing safety regulations in order to avoid gas leaks. However, government officials of Madhya Pradesh state failed to act effectively on numerous occasions when less serious but nonetheless alarming incidents had occurred. These incidents should have alerted state officials to the possibility of a disaster.

After the leak, the government decided to accept an inadequate final settlement without allowing survivors to participate in the resolution of the case. This undermined the victims' right to a remedy, which includes compensation, rehabilitation, acknowledgement of the harm they have suffered, and for those responsible to be held to account. Today, about US$330 million of the settlement deal has yet to be disbursed. The government has also failed to ensure that survivors received adequate compensation and medical assistance, or to prevent widespread corruption affecting the compensation process.

Finally, the government discontinued without explanation the medical research on the impact of the leak, and has yet to publish all the interim results.

National legislation

The most important means to ensure companies respect human rights remains effective domestic regulation. If developed and administered fairly, national laws and legal infrastructure are more likely than international measures to address local priorities and interests.[283] Such laws require well-managed and resourced government agencies to monitor implementation and to take action to punish and remedy

breaches of the law. However, even when such conditions prevail it remains difficult to hold to account corporations that are responsible for human rights abuses.

The liberalization of trade and the deregulation and privatization of state functions have coincided with an expansion in the power of large transnational corporations. According to one source, the largest 300 firms control about 25% of the world's productive assets.[284] The vast resources of many transnational corporations have enabled unscrupulous companies to abuse their power and influence. In Bhopal, the company has used its considerable means to avoid responsibility for the consequences of the failures in its business operations.

The structure of many transnational corporations is complex, with headquarters in one country, subsidiaries and operations in others, and shareholders spread across the world. As a result, even though most transnational corporations operate with the coherence of a single entity, it is sometimes difficult for a court to exercise jurisdiction over all the component parts.[285]

Governments in developing nations face a difficult choice as they are responsible for the health and safety of the population but are aware that over-regulation or strict control over corporate activity can drive away investment, frustrating economic development and job creation.[286] In the case of Bhopal, the government was unable or unwilling to effectively regulate Union Carbide to ensure that it took all appropriate measures to avoid the human tragedy that occurred.

In subsequent cases, involving local companies, the Indian government and legal system have been far more rigorous, finding that any company responsible for a hazardous enterprise has an *absolute duty* to ensure that no harm is caused to anyone on account of its activities. The Indian state has also found that such a company is liable to compensate all those affected by the accident.[287] What remains unclear is why such liability is apparently restricted to Indian companies.

Corporate responsibility for human rights

Scrutiny of the activities of global businesses led many companies to adopt codes of conduct during the 1980s and 1990s, and an emerging movement on corporate social responsibility led to numerous voluntary codes. However, voluntary codes of conduct, while a welcome signal of corporate commitment, have proved insufficient. Many codes are vague in regard to human rights commitments. As far as Amnesty International is aware, fewer than 70 companies worldwide even refer explicitly to human rights in their codes. Whether unique to the company, or adopted sector-wide, voluntary codes too often lack international legitimacy.


© Maude Dorr

Twenty years on from the gas leak a large amount of poisonous material remains on the contaminated site, affecting the health of people in the area. This sack bears the warning "Not for sale – Poison – Handle with care".

In 2001 the Organisation for Economic Co-operation and Development (OECD), a group of governments of 29 industrialized countries, issued *Guidelines for Multinational Corporations*, which are essentially agreements and guidelines for member home governments of multinational corporations. The *Guidelines* specify that enterprises should respect the human rights of those affected by their activities in a way that is consistent with the host government's international obligations and commitments.

There is concern among human rights organizations, however, that the *Guidelines* – which apply only to companies that are based in OECD or adhering countries – are weakened by the discretion allowed to companies in crucial areas such as disclosure and environmental protection. In addition, no investigative powers are specified and implementation procedures are subject to arbitrary decisions and interpretations by government officials, who lack any formal training in human rights and who are seen to be too closely allied to business interests. The fact that implementation of the *Guidelines* is monitored by government officials in

the countries where the companies are registered raises the concern that narrow national economic interests may unduly influence the way in which a company's behaviour is assessed.[288]

International Labour Organization (ILO) Conventions 174 and 176 on industrial accidents, safety and health are international treaties, subject to ratification by ILO member states. They are negotiated between governments, workers and employers and, like the OECD *Guidelines*, are intended to promote good practice rather than punish. The ILO has a specific standard related to transnational corporations, the Tripartite Declaration of Principles concerning multinational enterprises and social policy (1977), which it describes as a voluntary code.[289] As a legal instrument for obtaining corporate accountability, however, it suffers from many of the same limitations as the OECD's *Guidelines*, particularly regarding implementation.

These initiatives have been valuable in raising awareness of key issues among companies, but to date they have failed to allay the prevailing public mistrust of companies or to reduce the negative impact that some companies' activities have on human rights.

The UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights (UN Norms) were adopted by the UN Sub-Commission on the Promotion and Protection of Human Rights in 2003, after a process of consultation with businesses, trade unions and non-governmental organizations.[290] The UN Norms and their Commentary set out, in a single, succinct statement, an overview of human rights responsibilities of companies. They highlight best practice. In addition to setting a standard that business can measure itself against, the UN Norms are also a useful benchmark against which national legislation can be judged.

Global framework

There is already a clear trend to extend international obligations beyond states, including to individuals (for international crimes), armed groups, international organizations and private enterprises. Amnesty International supports this trend and believes that companies have a responsibility for the human rights impact of their operations. The Universal Declaration of Human Rights calls on "every organ of society" to respect, promote and secure human rights.

Weak international enforcement mechanisms mean that national law remains the most important means of ensuring legal accountability. However, the international human rights framework can act as a catalyst for national legal reform, and as a benchmark to judge the adequacy of national law and regulations. Corporate accountability cannot be achieved when, as US Judge Doggett stated in a case


© Maude Dorr

Bottles of chemicals have still not been removed from the site of the Union Carbide plant 20 years after the disaster.

involving Dow Chemicals, *"the United States allows its multinational corporations to adhere to a double standard when operating abroad and subsequently refuses to hold them accountable for these actions"*.[291]

In Amnesty International's view, the UN Norms and their Commentary represent a step towards the establishment of a common global framework for understanding the responsibilities of businesses with regard to human rights. What emerges most clearly from the experience in Bhopal is the need for an international human rights framework that can be applied to companies directly:

- Human rights standards distil the basic rights and freedoms that all human beings have in common, but they are not reflected consistently in national laws. A human rights framework for company conduct would provide a common starting point for the consistent expectations of the role of companies in the respect and fulfilment of human rights.
- A human rights framework could provide common and universal standards, which could assist efforts to establish compatible regulatory regimes across

national boundaries. Business activities are measured by different standards: labour, environmental, criminal, commercial, corporate laws and others. All these standards vary considerably between countries and legal systems. International human rights provide universal benchmarks that the conduct of companies can be expected to meet in their spheres of activity.

- The advocacy power of human rights is especially important in order to give vulnerable or marginalized communities a voice in cases where there is no effective remedy at the national level, as has been found in cases where some governments protect investors' interests over the rights of the population. It is vital that victims of industrial accidents do not suffer the same fate as those in Bhopal.

One of the clearest lessons of Bhopal is the importance of transparency and public participation in decisions relating to the location and operation of industries using hazardous materials. Ensuring that transnational corporations operate transparently, especially when they deal with hazardous technology or processes, is an essential step towards avoiding human tragedy and abuses of rights. Universal standards should require disclosure by companies of any use of hazardous and toxic materials, and the role that home countries play in this is critical.[292]

Recommendations

Having noted the steps taken by governments in India to assist the victims of the Bhopal tragedy:

Amnesty International calls on the governments of India and Madhya Pradesh to:

- ensure the effective and prompt decontamination and clean-up of the Bhopal site by Union Carbide Corporation (UCC)/Dow Chemical Company, or to undertake the job if UCC/Dow is either unwilling or unable to do so;
- conduct a detailed assessment of the nature and extent of damage to health and environment from improper waste disposal and contaminants from the abandoned factory site and make public the findings;
- ensure that Dow/UCC provide full reparations, restitution, compensation and rehabilitation for the continuing damage done to health and the environment by the ongoing contamination of the site;
- ensure regular supply of adequate safe water for the domestic use of the affected communities in line with the order issued by the Supreme Court;
- ensure adequate and accessible healthcare for all survivors, in particular by making sure the offer of free health care is extended without discrimination to

all those affected by the disaster, including to children born of parents affected by the gas leak;

- work with survivors' organizations to establish a mechanism for the distribution of all outstanding compensation in a way that guarantees the victims access to justice and due process, ensures transparency and guards against corruption;
- reassess the compensation received by victims, following the 1989 settlement, and make up any shortfall in line with the Supreme Court's 1991 order;
- ensure that UCC makes available all information about the reaction products released on the day of the leak and full information regarding their toxicity and impact on people and the environment, and make sure that such information is passed on to the survivors in languages they can understand;
- ensure that all studies carried out by the Indian Council of Medical Research and any other relevant research on the health impact of the gas leak are made public;
- conduct a thorough and transparent review of the rehabilitation programmes in consultation with survivors' groups;
- address the particular needs of women who face social stigma and those who were orphaned as a result of the disaster.

Amnesty International further calls on the Indian government to:

- invite relevant Special Procedures of the UN Commission on Human Rights to visit India to examine the effect of UCIL/UCC activities and the Bhopal disaster on contamination of groundwater and the environment, and consequently on the human rights of affected communities. Key procedures [mechanisms] would include the Special Rapporteur on adverse effects of the illicit movement and dumping of toxic and dangerous products and wastes on the enjoyment of human rights; the Special Rapporteur on the right of everyone to the enjoyment of the highest attainable standard of physical and mental health; the Special Rapporteur on adequate housing as a component of the right to an adequate standard of living; and the Special Rapporteur on the right to food.

Amnesty International calls on the US government to:

- do everything within its legal authority to ensure that Bhopal survivors are able to obtain redress;
- cooperate with the government of India to ensure that UCC and/or Dow Chemical appear before the Bhopal Court to face trial on the criminal charges.

Amnesty International calls on Dow Chemical Company to ensure that UCC:

- effectively and promptly decontaminates the Bhopal factory site, cleans up the groundwater and removes the stockpiles of toxic and hazardous substances left by the company when they abandoned the site;
- cooperates fully with those who are assessing the long-term health consequences of the gas leak and of the hazardous and toxic substances left on site since 1984;
- promptly makes public all information it has on all reaction products released on the day of the gas leak and full information regarding their toxicity and impact on people and the environment;
- appears before the Bhopal Court in the criminal case.

Amnesty International calls on Dow Chemical Company to:

- provide promptly full reparations, restitution, compensation and rehabilitation for the continuing damage done to people's health and the environment by the ongoing contamination of the site.

Amnesty International calls on the UN Commission on Human Rights to:

- work towards the adoption of an international, universally recognized normative framework for business, including minimum human rights standards for corporations to be incorporated into domestic law.

Amnesty International calls on the UN High Commissioner for Human Rights to:

- take a leading role in multilateral efforts to clarify the human rights responsibilities of transnational corporations and other business enterprises;
- offer the technical assistance of her office to ensure that mechanisms of reparation for survivors of the Bhopal tragedy accord with international human rights standards.

Endnotes

1 *Bhopal Methyl Isocyanate Incident Investigation Team Report*, Union Carbide Corporation, Danbury, Connecticut, March 1985, pp.11-12.

2 Chouhan, T. R., et al, *Bhopal: The Inside Story – Carbide Workers Speak Out on the World's Worst Industrial Disaster*, Other India Press, Mapusa, Goa and Apex Press, New York, 1994.

3 The Additional District Magistrate is a senior functionary, an officer of the civil services, whose position combines administrative and some judicial functions.

4 Prajapati, H.L., *The Gas Tragedy: An Eye Witness*, Mittal Publications, New Delhi, 2003, pp.25-27 and p.31. The author was the Additional District Magistrate of Bhopal at the time of the disaster.

5 *Bhopal: The Inside Story – Carbide Workers Speak Out on the World's Worst Industrial Disaster*, op cit, p.94. By this time, virtually all plant personnel had already moved to safer areas upwind of the plant.

6 Indian Council for Medical Research (ICMR), "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal," May 2004, p.12.

7 Dhara, R., "Health Effects of the Bhopal Gas Leak: A Review," *New Solutions*, Spring 1994, p.37.

8 *Bhopal, Disaster and its Aftermath*, Government of Madhya Pradesh, December 1986.

9 Sriramachari, S., "The Bhopal Gas Tragedy: An Environmental Disaster," Current Science, 2004.

10 *Bhopal Methyl Isocyanate Incident Investigation Team Report,* op cit, p.24.

11 Interview with Dominique Lapierre recorded in Lapierre, D. and Moro, J., *Five Past Midnight in Bhopal: The Epic Story of the World's Deadliest Industrial Disaster*, Simon & Schuster, 1997, p.371.

12 Pearce, Fred, "5,000 days later, Bhopal damage, Agony continues," *Seattle Post-Intelligencer*, September 1998.

13 This figure is based on mortality rates of ICMR cohorts in mildly, moderately and severely affected areas from 1985 to 1993. By the time the ICMR ended its research in 1993, the mortality figures for the affected areas had begun to plateau. Amnesty International used the lowest figure from the last three years of the study as the basis for its extrapolation up to 2003.

14 The presence of methyl carbamylation shows that MIC has entered the bloodstream. Sriramachari S., Rao S.J., Sharma V.K., Jadhav R.K., Saraf A.K., Chandra H., "GC-NPD and GC-MS analysis of preserved tissue of Bhopal gas disaster: evidence of methyl carbamylation in post-mortem blood," *Medicine, Science and the Law*, October 1991, Vol 31, No. 4, pp.289-93.

15 The MIC trimer is trimethyl isocyanurate, a cyclic molecule formed by three molecules of MIC. Chandra H., Rao G.J., Saraf A.K., Sharma V.K., Jadhav R.K., Sriramachari S., "GC-MS

Identification of MIC trimer: A constituent of tank residue in preserved autopsy blood of Bhopal gas victims," *Medicine, Science and the Law*, October 1991, Vol 31, No. 4, pp.294-8.

16 *The Bhopal Gas Tragedy 1984-?* [sic], Sambhavna Trust, Bhopal, 1998.

17 *Annual Report 2003*, Bhopal Gas Tragedy Relief and Rehabilitation Department, Government of Madhya Pradesh.

18 S. Sriramachari has noted, for example, that "Non-availability of any information about the toxicity of even the parent compound, MIC (methyl isocyanate), was a great impediment to institute detoxication measures and lay down guidelines for therapeutic intervention and management of the victims," *The Bhopal Gas Tragedy 1984-?*, op cit.

19 Bucher, J., "The Toxicity of Methyl Isocyanate: Where Do We Stand?", *Environmental Health Perspectives*, Vol 72, 1987, pp.197-8.

20 Nagrik Rahat Aur Punarvas Committee, Bhopal, "Medical Survey on 'Bhopal Gas Victims' Between 104 to 109 Days After Exposure to MIC Gas (16th March to 21st March 1985)", May 1985.

21 Sathyamala C., Vohra N., Satish K., *Against All Odds: Continuing Effects of the Toxic Gases on the Health Status of the Surviving Population in Bhopal*, December 1989, p.10.

22 Cullinan P., Acquilla S., Dhara V.R., "Respiratory morbidity 10 years after the Union Carbide gas leak at Bhopal: a cross sectional survey", *British Medical Journal*, 1 February 1997, 314 (7077): pp.338-42.

23 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", ICMR, May 2004, p.15.

24 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", op cit, p.14.

25 Dhara, R., "Health Effects of the Bhopal Gas Leak: A Review," *New Solutions*, Spring 1994, p.38. "Bhopal eye syndrome" was described as involving "increased risk of eye infections, hyperresponsive phenomena (watering irritation, phlyctens), excess cataracts, and resolution of the corneal erosions in exposed persons."

26 "Health Effects of the Bhopal Gas Leak: A Review", op cit, p.38.

27 Bucher, J., "The Toxicity of Methyl Isocyanate: Where Do We Stand?", *Environmental Health Perspectives*, Vol 72, 1987. pp.197-198.

28 *Annual Report 2003*, Bhopal Gas Tragedy Relief and Rehabilitation Department, Government of Madhya Pradesh. The information was gathered over eight years.

29 *Against All Odds*, op cit, p.14.

30 Pearce, Fred, "5,000 days later, Bhopal Damage, Agony Continues", *Seattle Post-Intelligencer*, 14 September 1998.

31 "Bhopal: Morbidity Ten Years After the Gas Leak", op cit.

32 *Interim Report of the International Medical Commission on Bhopal*, International Medical Commission on Bhopal, December 1994.

33 Cullinan P., Acquilla S., Dhara V.R., "Long term morbidity in survivors of the 1984 Bhopal gas leak," *The National Medical Journal of India*, 1996, pp.8-9.

34 "Health Effects of the Bhopal Gas Leak", op cit.

35 "Industrial disaster victims still battle health effects," *Central Chronicle*, Bhopal, 3 December 2001.

36 "Health Effects of the Bhopal Gas Leak", op cit, p.40.

37 These disorders included leucorrhea (white discharge), pelvic inflammatory disease, and suppression of lactation. 114 women were examined in the severely gas affected slums of J.P. Nagar and Kazi Camp. Unpublished study: Bang, Rani, "Effect of the Bhopal Disaster on Women's Health: An Epidemic of Gynecological Diseases", 1985.

38 Shilotri N.P., Raval M.Y., Hinduja I.N., "Report of Gynecological Examination," Appendix II in "Medical Survey on 'Bhopal Gas Victims' Between 104 to 109 days After Exposure to MIC Gas". Nagrik Rahat Aur Punarvas Committee: Bhopal, 2 May 1985. Also Shilotri N.P., Raval M.Y., Hinduja I.N., "Gynaecological and obstetrical survey of Bhopal women following exposure to methyl isocyanate, *J Postgrad Med* 1986; 32:203-5.

39 "Distorted Lives, Women's Reproductive Health and Bhopal Disaster", Medico Friend Circle, October 1990. See also Sathyamala, C., "Reproductive Health Consequences of Bhopal Gas Leak, Fertility and Gynecological Disorders," *Economic and Political Weekly*, 6 January 1996, pp.43-57.

40 Term used by ICMR in "Health effects of the toxic gas leak from the Union Carbide Methyl Isocyanate plant in Bhopal", op cit.

41 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", op cit, pp.16, 40, 115.

42 Varma, D., "Epidemiological and Experimental Studies on the Effects of Methyl Isocyanate on the Course of Pregnancy," *Environmental Health Perspectives*, Vol 72, 1987, pp.153-157.

43 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", op cit, pp.16, 40, 115.

44 "Long term morbidity in survivors of the 1984 Bhopal gas leak," op cit.

45 Srinivasamurthy, R., "Mental health impact of Bhopal gas disaster," *Economic and Political Weekly*, www.epw.org.in.

46 Mehta P.S., Mehta A.S., Mehta S.J., Makhijani A.B., "Bhopal Tragedy's Health Effects", Special Communication, *Journal of the American Medical Association*, 5 December 1990, Vol 264, No. 21, pp.2781-2787.

47 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", op cit.

48 "Bhopal Tragedy's Health Effects", op cit.

49 "Socio Economic Impact of Disbursement of Interim Relief to Gas Affected Families," Academy of Administration, Government of Madhya Pradesh, Vol 1, 1991.

50 "Long term morbidity in survivors of the 1984 Bhopal gas leak," op cit, p.8.

51 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", op cit.

52 "Bhopal Tragedy's Health Effects," op cit, p.2,784; Bharucha E.P., Bharucha N.E., "Neurological Manifestations Among Those Exposed to Toxic Gas at Bhopal," *Indian Journal of Medical Research*, Vol 86 (suppl), 1987 referenced in "Bhopal Tragedy's Health Effects".

53 S.F. Irani and A.A. Mahashur compared 164 children who lived between a half and two kilometres away from the factory with a group of 47 children staying 8-10 kilometres from the factory for 100 days.

54 For example, "Kids, youths worst sufferers of gas disaster," *Central Chronicle*, Bhopal, 28 November 2001.

55 There was no significant effect of exposure, including *in utero*, for girls. However, exposure was associated with significant decreases in most anthropometric measurements in boys. The exposure effect was most pronounced in boys exposed *in utero* and least severe in boys born before the incident.

56 Varma D., Ranjan N., Sarangi S., Padmanabhan V. T., Holleran S., Ramakrishnan R., "Methyl Isocyanate Exposure and Growth Patterns of Adolescents in Bhopal," *Journal of the American Medical Association*, Vol 290, No. 14, 8 October 2003, pp.1,856-1,857.

57 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", op cit, p.45.

58 Sathyamala C., "Reproductive Health Consequences of Bhopal Gas Leak," *Economic and Political Weekly*, 6 January 1996, pp.43-57.

59 Fact Finding Mission on Bhopal, *Economic Rehabilitation*. The survey respondents were 268 men and 188 women.

60 An ICMR study showed that the morbidity rate increased in the 36 affected wards of Bhopal from 15% to 30% between 1987 and 1990. Quoted in *Socioeconomic Impact of Disbursement of Interim Relief to Gas Affected Families in Bhopal*, Academy of Administration, Bhopal, 1991, p.2.

61 Rs. signifies Indian rupees. Except where specified, all figures expressed in US$ represent the current exchange rate of US$1=Rs.45.89.

62 "Reproductive Health Consequences of Bhopal Gas Leak", op cit, p.48.

63 Greenpeace, *The Bhopal Legacy*, Technical Note 04/99, November 1999, p.5.

64 Transmittal Memorandum from UCC Engineering attaching Draft Criteria Report for Waste Liquid Incinerator, 27 November 1973.

65 Excerpt from a UCC Internal Memorandum, 2 December 1973, UCC 04206. The memorandum from Union Carbide Eastern, signed by B.T. Burgoyne, accompanied the proposal to set up the MIC unit in Bhopal and was addressed to the Management Committee.

66 "Events having environmental impact", statement of site history prepared for Arthur D. Little, 20 July 1989, UC 04097, p.42.

67 "Events having environmental impact", op cit.

68 "Events having environmental impact", op cit.

69 Operational Safety Survey CO/MIC/Sevin Units, Union Carbide India Ltd Bhopal Plant, UCC, July 1982.

70 "Presence of Toxic Ingredients in Soil/Water Samples Inside Plant Premises", UCC 02268.

71 Solar Evaporation Ponds, NEERI, Nagpur 1990, p.xv.

72 The NEERI report shows that it left as many as nine peaks unidentified in a [chromatography] of soil and water samples, NEERI 1990, pp.73-4.

73 "Presence of Toxic Ingredients in Soil/Water Samples Inside Plant Premises", op cit.

74 www.bhopal.net/oldsite/contamination.html

75 Translation of this document was provided by the Sambhavna Clinic.

76 *Assessment of Contaminated Areas Due to Past Waste Disposal Practices at EIIL*, National Engineering Environmental Research Institute (NEERI), Nagpur, October 1997, UCC 01099-01100.

77 *Assessment of Contaminated Areas Due to Past Waste Disposal Practices at EIIL*, op cit.

78 Letter from Arthur D. Little to UCIL, 31 March 1997, UCC 03031-03046.

79 http://www.indusbusinessjournal.com/news/2002/06/01/Community/Bhopal.

80 Letter from V. K. Jain, Chairman, Madhya Pradesh Pollution Control Board, to Resident General Manager, Eveready Industries India Ltd stating that the company is required to discharge their responsibility to clean the site.

81 Greenpeace, "The Bhopal Legacy: Toxic Contaminants at the former Union Carbide factory site, Bhopal, India", Technical Note 04/99, pp.2-3.

82 Greenpeace, "The Bhopal Legacy", op cit, p.13.

83 *Surviving Bhopal 2002: Toxic Present, Toxic Future*, Srishti, Delhi, India, January 2002.

84 This Committee was created by the Supreme Court of India in response to a writ petition: *Research Foundation for Science v Union of India and Anr.* Writ Petition (Civil) No. 657/1995.

85 Order of the Supreme Court, 7/05/2004 in *Research Foundation for Science v Union of India and Anr.* Writ Petition (Civil) No. 657/1995.

86 *Research Foundation for Science v Union of India and Anr*, op cit.

87 Pearce, Fred, "5,000 days later, Bhopal Damage, Agony Continues," op cit.

88 World Conference on Human Rights, Vienna Declaration and Programme of Action, UN Doc. A/CONF.157/23, para 5.

89 International Covenant on Economic, Social and Cultural Rights, Article 2(1).

90 See, for example, Human Rights Committee, General Comment No. 6, The Right to Life, 30/04/82 in particular para 5.

91 Both the Human Rights Committee and the Committee on Economic, Social and Cultural Rights consider these core obligations as non-derogable. In other words, they may not be suspended or set aside in any circumstances. See Human Rights Committee, General Comment No. 29, States of Emergency (Article 4), UN Doc. CCPR/C/21/Rev.1/Add.11, and Committee on Economic, Social and Cultural Rights, General Comment No. 14, The Right to Health, UN Doc. E/C.12/2000/4, para 47. General Comments are opinions of treaty bodies (that monitor implementation of particular covenants and treaties) that interpret, elaborate and clarify international human rights law on particular questions.

92 Vienna Convention on the Law of Treaties, Article 27.

93 The Working Group was established by the Sub-Commission on the Promotion and Protection of Human Rights to study the responsibilities of transnational corporations with regard to human rights.

94 UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights, UN Doc. E/CN.4/Sub.2/2003/12/Rev.1 (2003).

95 See UN Human Rights Committee, Communication No. 67/1980, in United Nations, 2 Selected Decisions of the Human Rights Committee under the Optional Protocol 20, UN Doc. CCPR/C/OP/2 (1990).

96 Health is also addressed in other human rights treaties in addition to the ICESCR, including the International Convention on the Elimination of All Forms of Racial Discrimination (Article 5 (e)(iv)), which deals with the right of non-discriminatory access to public health services; the Convention on the Elimination of All Forms of Discrimination against Women (Articles 11.1(f) and 12), which deals with the right to protection of health in working conditions and non-discrimination in access to healthcare services; and the Convention on the Rights of the Child (Article 24). India has agreed to be bound by these treaties.

97 Paragraph 6 of the *Maastricht Guidelines on Violations of Economic, Social and Cultural Rights*, International Commission of Jurists (ICJ), *Economic, Social and Cultural Rights: A Compilation of Essential Documents*, Geneva, ICJ, 1997.

98 UN Committee on Economic, Social and Cultural Rights, General Comment No. 3, Nature of States Parties Obligations, UN Doc. E/1991/23.

99 UN Committee on Economic, Social and Cultural Rights, General Comment No. 14, Right to Health, UN Doc. E/C.12/2000/4, para 47.

100 UN Committee on Economic, Social and Cultural Rights, General Comment 3, Nature of States Parties Obligations, UN Doc. E/1991/23, para 51.

101 UN Committee on Economic, Social and Cultural Rights, General Comment 3: Nature of States Parties Obligations (Article 2, para 1), 14 December 1990, para 5.

102 UN Committee on Economic, Social and Cultural Rights, General Comment 9: The domestic application of the Covenant, UN Doc. E/C.12/1998/24, 1 December 1998, para 2.

103 UN Committee on Economic, Social and Cultural Rights, General Comment 14: The right to the highest attainable standard of health, UN Doc. E/C.12/2000/4, 11 August 2000, para 59.

104 Article 5(b) of the OECD Principles, 14 November 1974, C (74) 224.

105 UN Committee on Economic, Social and Cultural Rights, General Comment No. 15: The Right to Water, UN Doc. E/C.12/2002/11, para 8.

106 The Rio Declaration on Environment and Development is not legally binding. However, it has been signed by more than 178 nations, including the USA. Rio Declaration on Environment and Development, 13 June 1992, UN Doc. A/CONF.151/5/Rev.1 (1992), 31 I.L.M. 874 (1992).

107 *Case Concerning the Gabcíkovo-Nagymaros Project (Hungary v Slovakia)*, 1997 ICJ Rep 7 (25 September; sep op., Judge Weeramantry), 4.

108 Recognized in the Stockholm Declaration, Principle 21, and the Rio Declaration, Principle 2.

109 "Legality of the Threat or Use of Nuclear Weapons", Advisory Opinion, I.C.J. Reports 1996, pp. 241242, para. 29; *Gabcíkovo-Nagymaros Project (Hungary v Slovakia)*, Judgement of 25 September 1997, para. 54.

110 This standard has generally been interpreted narrowly: see in Europe, in the context environmental pollution, *Anna Maria Guerra and 39 others v Italy*, 1998-1 ECHR 14967/89, Judgement of 19 February 1998.

111 By the UN Human Rights Committee in *Apirana Mahuika et al v New Zealand* (CCPE/C/70/D/547/1993).

112 For example, in Europe: *Lopez-Ostra v Spain*, *Guerra and Others v Italy*: "severe environmental pollution may affect individuals' well-being and prevent them from enjoying their homes in such a way as to affect their private and family life."

113 The Convention, sponsored by the UN Economic Commission for Europe (UNECE), is open for signature by the 55 members of the UNECE and all other states having consultative status with the UNECE, in effect all UN member states.

114 See, for example, "Restatement (Third) of Foreign Relations Law", Section 602 (1987).

115 *AP Pollution Control Board v Nayudu* (1999) SOL Case No. 53 at 8; *Vellore Citizens Welfare Forum v Union of India* (1996) 5 SCC 647. Also the Supreme Court of Canada in 114957 Canada Ltée (*Spraytech, Société d'arrosage v Hudson (Town)*) [2001] 2 SCR 241.

116 This declaration is not legally binding. Bergen Ministerial Declaration on Sustainable Development in the ECE Region. UN Doc. A/CONF.151/PC/10 (1990) paragraph 7.

117 *Virendra Gaur v State of Haryana* (1995) 2 SCC 577.

118 Environmental Protection Act 1986 (accompanied by the Hazardous Wastes (Management & Handling) Rules, 1989 and Environment (Protection) Rules, 1986, Air (Prevention & Control of Pollution) Act, 1981, and the Water (Prevention & Control of Pollution) Act, 1974.

119 http://www.vakilno1.com/bareacts/envProtAct/envprotact.htm (EPA 1986).

120 *M.C. Mehta v Union of India* (1999) 6 SCC 9, para 1.

121 *Animal and Environment Legal Defence Fund v Union of India* (1997) 3 SCC 549, para 15.

122 *Shantistar Builders v Narayan Khimalal Totame*, All India Reporter (AIR) 1990 SC 630; Bhavani River-Shakti Sugars Ltd AIR 1998 SC 2578.

123 *Subhash Kumar v State of Bihar*, AIR 1991 SC 420.

124 *M.C. Mehta v Kamal Nath* (2000) 6 SCC 213 available at http://www.elaw.org/resources/text.asp?ID=1108.

125 AIR 1987 SC 1086.

126 *S. Jaganath v Union of India* (1997) 2 SCC 87.

127 Bhavani River – Shakti Sugars Ltd [1998] 6 SCC 335.

128 For example, the duties contained in the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal require that anyone managing hazardous waste prevent pollution. Art. 4, 28 I.L.M. 657 (1989).

129 International Law Commission, Report of the International Law Commission on the work of its 28th Session, Chapter III, Commentary to Article 19 of the Draft Articles on State Responsibility, Par. 33, 67, *Yearbook of the International Law Commission*, 1976, Vol II, Part Two, 109, 12021 (1976).

130 Stockholm Declaration, para 7: Defending human environment demands "acceptance of responsibility by citizens and communities and by enterprises and institutions at every level."; Rio Declaration, Principle 13: "States shall develop national law regarding liability and compensation for the victims of pollution and other environmental damage."

131 The Convention on Civil Liability for Damage Resulting from Activities Dangerous to the Environment (Lugano, 21 June 1993).

132 A recent example is a Protocol on Liability and Compensation for Damage Resulting from Transboundary Movements of Hazardous Wastes and their Disposal, agreed on 10 December 1999, UNEP/CHW.1/WG.1/10/2 of 20 September 1999.

133 For example, the OECD Convention on Third Party Liability in the Field of Nuclear Energy establishes that the operator of a nuclear installation shall be liable for damage to or loss

of life of any person upon proof of loss and without regard to fault. http://www.nea.fr/html/law/nlparis_conv.html.

134 Resolution 1995/81, UN Commission on Human Rights, 8 March 1995.

135 The mandate of the Special Rapporteur on the adverse effects of the illicit movement and dumping of toxic and dangerous products and wastes on the enjoyment of human rights has been contentious from the outset, and has not secured the support of a significant part of the membership of the Commission on Human Rights.

136 The UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights (E/CN.4/Sub.2/2002/13).

137 UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights, E/CN.4/Sub.2/2003/12/Rev.2 and Commentary E/CN.4/Sub.2/2003/38/Rev.2. See http://web.amnesty.org/pages/ec-unnorms_2-eng.

138 Resolution 2003/16, UN Doc. E/CN.4/Sub.2/2003/L.11 at 52 (2003).

139 A UCC internal memorandum of 2 December 1973, which accompanied the proposal to set up the MIC unit in Bhopal, stated: "The comparative risk of poor performance and of consequent need for further investment to correct it is considerably higher in the UCIL operation than it would be had proven technology been followed throughout. CO [carbon monoxide] and 1-Napthol processes have not been tried commercially and even the MIC-to-Sevin process, as developed by UCC, has had only a limited trial run. In short, it can be expected that there will be interruptions in operations and delays in reaching capacity or product quality that might have been avoided by adoption of proven technology."

140 "In 1984, Union Carbide reported sales of $9.5 billion, reflecting its position as one of the largest industrial companies in the USA and the world. International operations represented nearly 30 per cent of total sales that year." Quoted in *Union Carbide: Disaster At Bhopal* by Jackson B. Browning, ed Jack A. Gottschalk, Visible Ink Press, a division of Gale Research, Detroit, Michigan, available at: http://www.bhopal.com/infoarch.htm.

141 For more on UCC, see Mac Sheoin, undated; Prajapati, 2003; Highlander Center and PRIA, 1985; Morehouse and Subramaniam, 1996; Lapierre and Moro, www.tray.com, www.bhopal.net, www.greenpeace.org among others.

142 The Green Revolution was a massive government-led initiative to boost food grain production based on intensive mechanized agriculture using high yielding seed varieties that demanded heavy inputs of fertilizers and pesticides.

143 A pesticide capable of killing a wide range of parasites that was developed by research funded by UCC in the USA. UCC first began commercial production of Sevin in Institute, West Virginia, USA, in 1957.

144 The production of Sevin involves three stages, all of which involve toxic chemicals: a mixture of carbon monoxide (CO) and chlorine (Cl2) forms phosgene (COCl2). Phosgene is then combined with monomethylamine (CH3NH2) to form MIC. Finally, MIC is reacted with naphthol to produce Carbaryl (Sevin). See Greenpeace, "The Bhopal Legacy", op cit, p.7.

145 "MIC is highly reactive with water and the mixing of the two produced a runaway heat generating chemical reaction that resulted in the leak", *Bhopal Methyl Isocyanate Incident Investigation Team Report,* op cit, p.18. See also *Report on Scientific Studies on the Release Factors Related to Bhopal Toxic Gas Leakage*, Indian Council for Scientific and Industrial Research (CSIR), December 1985 (hereafter CSIR 1985 report).

146 CSIR 1985 report, op cit.

147 Shrivastava, P., *Bhopal: Anatomy of a Crisis*, second edition, Paul Chapman Publishing, London, 1992, p.39.

148 Morehouse, W. and Subramaniam, A., *The Bhopal Tragedy*, Council on International and Public Affairs, New York, 1986, pp.7-8.

149 CSIR 1985 report, op cit.

150 *Bhopal Methyl Isocyanate Incident Investigation Team Report*, op cit.

151 Kalelkar, Ashok of Arthur D. Little, "Investigation of Large-Magnitude Incidents: Bhopal as a Case Study," presented at the Institution of Chemical Engineers Conference on Preventing Major Chemical Accidents, London, England, May 1988, p.15.

152 For a detailed rebuttal, see *Bhopal: The Inside Story – Carbide Workers Speak Out on the World's Worst Industrial Disaster*, op cit.

153 John Fox, quoted in Dembo, D., Morehouse, W., Wykle, L., *Abuse of Power, Social Performance of Multinational Corporations: The case of Union Carbide*, New Horizons Press, New York, 1990, p.110.

154 Cassels, Jamie, *The Uncertain Promise of Law – Lessons from Bhopal*, University of Toronto Press, 1994, pp.163-184.

155 CSIR 1985 report, op cit.

156 Affidavit of Edward Munoz in *Re: Union Carbide Corporation Gas Plant Disaster At Bhopal, India*, December 1984. MDL Docket No. 626, Misc. No. 21-38, 85 Civ. 2696 (JFK), US District Court, Southern District Court of New York.

157 Testimony of Ronald Wishart, *Hearing before the Subcommittee on Asian and Pacific Affairs of the Committee on Foreign Affairs, House of Representatives*, 98th Congress, 2nd Session, US Government Printing Office, Washington, 12 December 1984, p.56.

158 Table based on information drawn from: a) Operational Safety Survey CO/MIC/Sevin Units, Union Carbide India Ltd Bhopal Plant, UCC, July 1982. The members of the team were all UCC personnel: J.M. Poulson, Steve Tyson and Leonard Kail; b) *Operational Safety/Health Survey-MIC II Unit, Institute Plant*, 10 September 1984; c) Testimonies of Bhopal plant workers in *Bhopal: The Inside Story – Carbide Workers Speak Out on the World's Worst Industrial Disaster*, op cit; d) Inspection Report of the Union Carbide Corporation Institute West Virginia, Occupational Safety and Health Administration (OSHA), USA, February 1985; e) Testimony of Ronald Wishart (see endnote 157); and f) *Bhopal Methyl Isocyanate Incident Investigation Team Report*, op cit.

159 Operational Safety Survey CO/MIC/Sevin Units, Union Carbide India Ltd, Bhopal Plant, UCC, July 1982. A copy of this report along with a copy of a letter addressed to UCIL by the team leader J.M. Poulson is in Amnesty International's possession.

160 Letter from Shahnawaz Khan to General Manager, UCIL, 4 April 1983. A copy of this letter is in Amnesty International's possession.

161 *Jansatta*, 16 June 1984. As early as September and October 1982, Raj Kumar Keswani had written three articles in the newspaper highlighting the dangers posed by the Bhopal plant. The articles gave numerous examples of accidents and warned of a major disaster.

162 The letter from R.K. Yadav, General Secretary, to Works Manager dated 24 August 1984, is in Amnesty International's possession.

163 Major Concern SM1 MIC Storage Tank Runaway Reaction in I UCC, Engineering and Technology Services, South Charleston, WV, *Operational Safety/Health Survey-MIC II Unit, Institute Plant*, 10 September 1984. This survey was also led by J.M. Poulson, who led the 1982 Operational Safety Survey of the Bhopal plant.

164 Poulson, J.M. et al, *Operational Safety/Health Survey, MIC II Unit, Institute Plant*, 10 September 1984. Amnesty International is in possession of a copy of this internal survey.

165 CSIR 1985 report, op cit.

166 Kamal Pareek in *The Betrayal Of Bhopal* produced by World In Action, Granada Television, UK, June 1985, producer Laurie Flynn, abridged transcript produced by the Delhi Science Forum, B1, 2 Floor, L.S.C., J-Block, Saket, New Delhi-17, India. Kamal Pareek was the Safety Officer of UCIL in Bhopal between 1981 and 1983 and was part of a team that was trained in the USA by UCC.

167 For example, see the account of P.R. Koshe, an employee of UCIL, in *Bhopal: The Inside Story: Carbide Workers Speak Out on the World's Worst Industrial Disaster*, op cit, p.92.

168 *Bhopal: The Inside Story*, op cit, p.62.

169 *Bhopal: The Inside Story*, op cit, p.45.

170 See, for example, Kelley, Drye and Warren (law firm), *Memorandum in Support of Union Carbide*, US Southern District Court of New York, In *Re: Union Carbide Gas Plant Disaster at Bhopal, India in December 1984*, MDL Docket No. 626, 85 Civ. 2696 (JFK). See also www.bhopal.com/facts.htm (UCC website).

171 Opinion and Order, Judge John F. Keenan, 12 May 1986, quoted in Baxi, Upendra, *Inconvenient Forum and Convenient Catastrophe, The Bhopal Case*, Indian Law Institute, N.M. Tripathi Pvt. Ltd, Mumbai, 1986.

172 In Order on Interim Relief, High Court of Madhya Pradesh, Jabalpur, 04-04-1988, Civil Revision No. 26 of 88, reproduced in Baxi, Upendra and Dhanda, Amita, *Valiant Victims and Lethal Litigation, The Bhopal Case*, Indian Law Institute, N.M. Tripathi, Mumbai, 1990, p.380.

173 *Corporate Policy Manual* at 1.5.4, Exhibit 3. Union Carbide produced an internal manual *Legal Control of a 50-50 Joint Venture Affiliate* which lists a number of "devices or expedients" on how to retain control of an affiliate. Another publication entitled *Master Guidelines and Check List for Matters to be Considered in Organizing and Reorganizing Equity in an Affiliate* details how to accomplish this key corporate objective.

174 Memorandum from B.T. Burgoyne, Union Carbide Eastern addressed to the Management Committee dated 2 December 1973 enclosing "Sevin Project – India, Finance Plan" and Capital Budget Proposal 73-8, dated 12 February 1973, "Union Carbide India Limited Methyl-Isocyanate Based Agricultural Chemical Project".

175 Memorandum from B.T. Burgoyne, op cit.

176 See Memorandum Of Law, Michael V. Ciresi, Stanley M. Chesley and F. Lee Bailey, In *Re: Union Carbide Corporation Gas Plant Disaster At Bhopal, India in December 1984*. MDL Docket No. 626, Misc. No. 21-38, 85 Civ. 2696 (JFK), US District Court, Southern District Court of New York (hereafter *Memorandum Of Law*, Ciresi et al).

177 Memorandum from B.T. Burgoyne, op cit.

178 Deposition of Warren Woomer, pp.80-81; 107-108; 136-146, Exhibit 25 in *Memorandum Of Law*, Ciresi et al, op cit.

179 Deposition of Warren Woomer, pp.188, 190, 194-200, Exhibit 25 in *Memorandum Of Law*, Ciresi et al, op cit. See also *Five Past Midnight in Bhopal*, op cit.

180 Affidavit of Tota Ram Chouhan, p.2, in Amended Class Action Complaint, US District Court Southern District Court of New York, Index No. 99 Civ. 11329 (JFK). Tota Ram Chouhan joined UCIL as a trainee plant operator in 1975 and in 1982 was transferred to work at the MIC plant.

181 Kamal Pareek in *The Betrayal Of Bhopal*, op cit, abridged transcript produced by the Delhi Science Forum, B1, 2 Floor, L.S.C., J-Block, Saket, New Delhi-17, India.

182 Stuart Diamond, "Discrepancies Are Seen In Bhopal Court Papers", *New York Times*, 3 January 1986, Late City Final Edition, Section D, p.1.

183 Exhibit 8 to Ghosh Affidavit, Exhibit 11 in *Memorandum Of Law*, Ciresi et al, op cit.

184 Exhibit 38 in *Memorandum Of Law*, Ciresi et al, op cit.

185 Exhibits 45 and 46 in *Memorandum Of Law*, Ciresi et al, op cit.

186 *Valiant Victims and Lethal Litigation*, op cit, pp.120-2.

187 Hazarika, Sanjoy, *Bhopal: the lessons of a tragedy*, Penguin Books India, Calcutta, p.138; and *Five Past Midnight in Bhopal*, op cit, p.219.

188 *Bhopal Methyl Isocyanate Incident Investigation Team Report*, op cit.

189 *The Bhopal Gas Tragedy 1984-?*, op cit.

190 UCC, Material Safety Data Sheet F-43458A.

191 *Bhopal Methyl Isocyanate Incident Investigation Team Report*, op cit.

192 Dagani, Ron, "Data on MIC's toxicity are Scant, Leave Much to be Learned," *Chemical and Engineering News*, 11 February 1989, p.37. At the time of the disaster, data regarding MIC toxicity was scant because of its limited industrial use.

193 *Chemical and Engineering News*, 2 September 1985, p.6 in Tara Jones, *Corporate Killing*, Free Association Books, London, 1988, p.51.

194 *Memorandum in Support of Union Carbide*, op cit, pp.12-13.

195 *Bhopal Journal: The Voiceless Victims*, American Lawyer, April 1985, p.130.

196 *Valiant Victims and Lethal Litigation*, op cit, p.xix.

197 Affidavit of J.B. Dadachanji, 14 December 1985, in support of Union Carbide motion in *Re: Union Carbide Corporation Gas Plant Disaster At Bhopal, India*; MDL Docket No. 626, 85 Civ. 2696 (JFK) US Southern District Court of New York reproduced in *Inconvenient Forum and Convenient Catastrophe, The Bhopal Case*, op cit.

198 *Memorandum of Law In Support of Union Carbide Corporation's Motion To Dismiss These Actions On The Grounds Of Forum Non Conveniens*, 31 July 1985, in *Re: Union Carbide Corporation Gas Plant Disaster At Bhopal, India In December 1984*, op cit.

199 In *Re: Union Carbide Corporation Gas Plant Disaster*, 809 F 2d 195 (2nd Cir. 1987), 204 in *The Uncertain Promise of Law*, op cit, p.146.

200 Written Statement, Counter Claim and Set-Off of Union Carbide Corporation, 10 December 1986 in Regular Civil Suit No. 1113 of 86 in Court of the District Judge: Bhopal, reproduced in *Valiant Victims and Lethal Litigation*, op cit, p.62. In the same statement, UCC also denied that "one third of its total sales are derived from its operations outside of the United States."

201 *Union Carbide Annual Report*, 1984, p.40.

202 Hazardous Air Pollutants, Hearing Before the Subcommittee on Health and the Environment of the Committee on Energy and Commerce House of Representatives, Ninety-Eighth Congress, Second Session, 14 December 1984 Serial No. 98-192, US Government Printing Office, Washington, p.22. In reply to a question from Mr Florio, Warren Anderson said, "Two weeks ago Union Carbide employees around the world, and there are 100,000 of us, were extremely proud of their safety record..."

203 Browning, Jackson B., *Union Carbide: Disaster At Bhopal*, 1993, Reprinted with permission of *Crisis Response: Inside Stories on Managing Under Siege*, edited by Jack A. Gottschalk, Visible Ink Press, a division of Gale Research, Detroit, Michigan. Available at www.bhopal.com/infoarch.htm.

204 Written Statement, Counter Claim and Set-Off of Union Carbide Corporation, 10 December 1986 in Regular Civil Suit No. 1113 of 86 in Court of the District Judge: Bhopal reproduced in *Valiant Victims and Lethal Litigation*, op cit, p.67.

205 Statement of Jackson B. Browning, Hazardous Air Pollutants, Hearing Before The Subcommittee on Health and the Environment Of The Committee on Energy and Commerce House Of Representatives, Ninety-Eighth Congress, Second Session, December 14, 1984 Serial No. 98-192, US Government Printing Office, Washington, p.17.

206 Order on Interim Relief, 17-12-87, Gas Claim Case No. 1113 of 1986, Court of the District Judge Bhopal reproduced in reproduced in *Valiant Victims and Lethal Litigation,* op cit, p.289.

207 *The Uncertain Promise of Law – Lessons from Bhopal*, op cit, p.202.

208 Usha Ramanathan, *Business and Human Rights: The India Paper*, IELRC Working Paper No. 2001-2, Part I.

209 Special Leave Petition of Union Carbide, Appeal (Civil) No. 8717 of 1988, Supreme Court of India in *Union Carbide Corporation v Union of India*, reproduced in *Valiant Victims and Lethal Litigation*, op cit, p.413.

210 *Valiant Victims and Lethal Litigation*, op cit, p.xxii.

211 *Annual Report 2003*, p.47, http://www.dow.com/financial/2003ann/pdfs/161-00610.pdf accessed on 12 August 2004.

212 http://www.dow.com/ucc accessed on 12 August 2004.

213 Union Carbide Corporation, Annual Report on form 10-K for the fiscal year ending 31 December 2003. UCC's annual report filings with the Securities and Exchange Commission (SEC) can be accessed from http://www.unioncarbide.com.

214 Submitted with the Schedule 13D, as well as in other public filings before the Securities and Exchange Commission.

215 Communiqué from Himanshu Rajan Sharma, attorney specializing in international law and complex litigation in New York, and counsel representing seven individual Bhopal victims in the class action suit in the US Southern District Court of New York. The question of US law is relevant since both UCC and Dow are companies organized under the laws of the USA, and their merger was governed by US law and subject to approval by regulatory authorities such as the Securities & Exchange Commission under US law.

216 On 1 April 1987, the Central National Bank (CNB) became a branch of Alamo Bank of Texas (Alamo) as per a merger agreement. A few months later Alamo was criminally indicted for violations of reporting requirements by CNB prior to the merger. Alamo moved to

dismiss the indictment on the ground that it could not be held criminally responsible for CNB's pre-merger conduct. The accused raised a number of arguments on the proposition that, because it "had no knowledge of (CNB)'s transgressions," the harsh sanctions of the criminal law ought not to be applied to it. The US Supreme Court rejected this argument in its entirety.

217 *Alamo Bank of Texas v United States*, 880 F. 2d 828 (5th Cir. 1989), rehearing denied, 886 F. 2d 1314 (5th Cir 1989), Cert denied. 493 US 1071 (1990).

218 361 F. 3d 696; 2004 US app. LEXIS 5003. pp. 14-15.

219 Press Information Bureau, Government of India, Press Note, Ministry of Chemicals and Fertilizers, 23 June 2004.

220 Exhibit 8 to Ghosh Affidavit, Exhibit 11, *Memorandum Of Law*, Ciresi et al, op cit.

221 *The Uncertain Promise Of Law – Lessons from Bhopal*, op cit, pp.15-16.

222 Ramaseshan, Radhika, "Government Responsibility for Bhopal Gas Tragedy", *Economic and Political Weekly*, No. 50, 15 December 1984.

223 Everest, Larry, *Behind The Poison Cloud*, Banner Press, Chicago, 1985, p.132.

224 *Behind The Poison Cloud*, op cit.

225 Final Report of the Special Rapporteur on the right to restitution, compensation and rehabilitation for victims of gross violations of human rights and fundamental freedoms, UN Doc. E/CN.4/2000/62, Annex, Principle VII.

226 Written Submissions on Behalf of Interveners, Civil Appeal Nos 3187-88 of 1988, *Union Carbide Corporation v Union of India* reproduced in *Valiant Victims and Lethal Litigation*, op cit.

227 Order 14-02-1989 in Civil Appeal Nos 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

228 Order 15-02-1989 in Civil Appeal Nos 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India, para 2c.

229 Order 05-04-1989 in Civil Appeal Nos 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

230 Writ Petition No. 164 of 1986 *Rakesh Shrouti v Union of India and Others* and Writ Petition No. 1551 of 1986 *Nasrin Bi and Others v Union of India and Others.*

231 1991 4 SCC 584, 03-10-1991.

232 Bhopal Gas Tragedy, Basis of the Supreme Court's Award, Government of India, March 1989, quoted in *Valiant Victims and Lethal Litigation*, op cit.

233 Amended Plaint of Union of India, Case No. 1113 of 1986, *Union of India v Union Carbide Corporation*, Court of the District Judge, Bhopal, reproduced in *Valiant Victims and Lethal Litigation*, op cit.

234 Written Submissions on Behalf of Interveners, Civil Appeal Nos 3187-88 of 1988, *Union Carbide Corporation v Union of India*, reproduced in *Valiant Victims and Lethal Litigation*, op cit.

235 *The Bhopal Tragedy*, op cit, pp.59-65.

236 Order 05-04-1989 in Civil Appeal Nos. 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

237 Affidavit of the Government of Madhya Pradesh, 12-07-1990, Review Petition No. 229 of 1989, Supreme Court of India.

238 Order 03-03-1989, Writ Petition (Civil) No. 843 of 1988, *Bhopal Gas Peedit Mahila Udyog Sangathan and Others v Union of India*, Supreme Court of India.

239 Order 05-04-1989 in Civil Appeal Nos. 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

240 *Annual Report 2003*, Bhopal Gas Tragedy Relief and Rehabilitation Department, Government of Madhya Pradesh.

241 A tort is: a) a civil wrong – ie it attracts a civil not criminal liability – that is committed independent of any contract and for which the appropriate remedy is an action for damages – ie compensation is recoverable. The laws of tort are based on the principle that people have a right to remedy by way of compensation for civil wrongs they may suffer through the fault of others. Usually, the compensation is recovered from those liable or responsible for the commission of the fault. In the case of Bhopal therefore, the victims who sought damages from Union Carbide had first to establish that Union Carbide owed them a duty not to harm them through its activities (duty of care), that Union Carbide was responsible for the leak and thereby breached its duty of care to them (fault) and that they suffered harm (illness, injury or death) because of Union Carbide's fault (causation). For more on tort see Salmond and Hewston, *Law of Torts*, 20th Edition, 1992, and Ratan Lal and Dhiraj Lal, *The Law of Torts*, Wadhwa and Co, Nagpur, 23rd Edition, 1997.

242 Judge Keenan's 1986 decision quoted in *Valiant Victims and Lethal Litigation*, op cit, p.ii.

243 Mary Elliott, "Unraveling Accountability: Contesting Legal and Procedural Barriers in International Toxic Tort Cases", *Georgetown International Environmental Law Review*, 15, 135, 2003.

244 "Unraveling Accountability: Contesting Legal and Procedural Barriers in International Toxic Tort Cases", op cit.

245 "Unraveling Accountability: Contesting Legal and Procedural Barriers in International Toxic Tort Cases", op cit.

246 Japan's 1973 Pollution Related Health Damage Compensation Law (PRHDCL) and New Zealand's Injury Prevention, Rehabilitation, and Compensation Act 2001 are two examples. For more on them, *see Rolling Over Administrative Barriers to Litigation: Pollution-Related Disease Recognition Standards and Environmental Litigation in Japan* at http://www.senrei.com/art1.html and http://www.acc.co.nz/about-acc/accident-compensation-scheme/ both accessed on 31 August 2004.

247 *The Uncertain Promise of Law*, op cit, pp.258-268.

248 See, for instance, "Community Redress and Multinational Enterprises" by Alice Palmer, FIELD (Foundation for International Environmental Law and Development), November 2003; and *The Uncertain Promise of Law*, op cit.

249 Interviews with Usha Ramanathan, Legal Analyst, and S. Muralidhar, Advocate Supreme Court of India.

250 Order 05-04-1989 in Civil Appeal Nos. 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

251 Ramanathan, Usha, *A Critical Analysis of Laws Relating to Personal Injury*, dissertation submitted to Delhi University, September 2001.

252 *Dismal State Of Disbursal Of Compensation To Victims Of Union Carbide Gas Disaster*, Bhopal Group for Information and Action, 1996.

253 Survey of compensation among residents of Jai Prakash Nagar, Documentation Unit, Bhopal Peoples' Health & Documentation Clinic, Sambhavna Trust, Bhopal, 2002.

254 *A Critical Analysis of Laws Relating to Personal Injury*, op cit.

255 *A Critical Analysis of Laws Relating to Personal Injury*, op cit.

256 "Critique Of Medical Categorization, The Process of Injury Assessment Followed by the M.P. Government is Faulty", Dr Nishith Vohra and Dr Sathyamala, 26 December 1989.

257 "Critique Of Medical Categorization", op cit.

258 *Compensation Disbursement, Problems and Possibilities, A Report of A Survey Conducted In Three Gas Affected Bastis Of Bhopal*, Bhopal Group For Information And Action, January 1992.

259 Order 15-02-1989 in Civil Appeal Nos. 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

260 The value of the US dollar has risen from an average of Rs.14.48 in 1988-89 to Rs.48.39 in 2002-03, an increase of some 350%.

261 Order 19-07-2004 in IA Nos 46-47 Civil Appeal Nos 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

262 Order 19-07-2004, op cit.

263 A number of other victims and survivors as well as organizations and activists working with survivors confirmed this.

264 Prajapati, H.L., *Gas Tragedy: An Eye Witness*, New Delhi: Mittal Publications, 2003, pp.47-82.

265 "Socio-economic Impact of Disbursement of Interim Relief to Gas Affected Families of Bhopal", Academy of Administration, Bhopal, 1991.

266 "Socio-economic Impact of Disbursement of Interim Relief to Gas Affected Families of Bhopal", op cit.

267 Application for Direction, State of M.P., 14-108-2004, in *Bhopal Gas Peedit Mahila Udyog Sangathan v Union of India and Others*, Supreme Court of India Writ Petition (C) 50 of 1998, p.6.

268 The hospitals are Jawaharlal Nehru Hospital, Kamla Nehru, Indira Gandhi Women and Child Hospital, Shakiralli, Lal Singh, Hamidia Hospital and the Pulmonary Medicine Center.

269 International Medical Commission on Bhopal, *"The Use of Drugs in Bhopal Gas Victims": Interim Report of the International Medical Commission on Bhopal*, December 1994, p.94.

270 *The Bhopal Gas Tragedy 1984-?*, op cit, p.94.

271 *Whither Bhopal Workers: A Status Report on their Occupational Dislocation Caused by the Gas Disaster and an Assessment of the Efforts towards their Economic Rehabilitation*, Raj, A., Fact Finding Mission on Bhopal, 2004.

272 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", ICMR, op cit.

273 *Whither Bhopal Workers*, op cit, p.37.

274 Department of Gas Relief and Rehabilitation, 2002.

275 "After 17 Years of Gas Leak Disaster, No end to government apathy for survivors" by N. D. Sharma, *The Tribune*, New Delhi, 3 December 2001; "Bhopal gas tragedy anniversary reopens wounds," *Hindustan Times*, New Delhi, 4 December 2001.

276 Application for Direction, State of Madhya Pradesh, 14 August 2004, in *Bhopal Gas Peedit Mahila Udyog Sangathan v Union of India and others*, Supreme Court of India, Writ Petition (C) 50 of 1998, p.10.

277 Jones, Tara, *Corporate Killing*, Free Association Books, 1988, p.71.

278 *Bombay Daily*, 21 July 1985.

279 *Corporate Killing*, op cit.

280 *The Guardian*, 31 October 1986.

281 *Corporate Killing*, pp.80-81 and pp.85-87.

282 See http://www.bhopal.net/oldsite/urgentaction25november.html.

283 "Community Redress and Multinational Enterprises" by Alice Palmer, op cit.

284 Cassels Jamie, "Outlaws: Multinational Corporations and Catastrophic Law," *Cumberland Law Review*, 31, 311, 2000/2001.

285 Anderson, Michael, "Transnational Corporations and Environmental Damage: Is Tort Law the Answer?" *Washburn Law Journal*, 41, 399, Spring 2002.

286 "Outlaws: Multinational Corporations and Catastrophic Law," op cit.

287 1983 case of a major leak of oleum gas from a plant owned by the Indian owned company, Shriram, in New Delhi, only one year after the Bhopal disaster. In this case the Indian Supreme Court ruled that any company responsible for a hazardous enterprise has an absolute duty to ensure that no harm results to anyone on account of any of its activities.

288 Tricia Feeney of Rights and Accountability in Development (RAID).

289 http://www.ilo.org.

290 Sub-Commission on the Promotion and Protection of Human Rights. Resolution 2003/16, UN Doc. E/CN.4/Sub.2/2003/L.11 at 52 (2003). See http://www1.umn.edu/humanrts/links/res2003-16.html.

291 Judge Doggett of the Supreme Court of Texas in *Dow Chemicals v Castro Alfaro*.

292 *The Uncertain Promise of Law – Lessons from Bhopal*, op cit, pp.277.

Bhopal: the battle for justice

Bhopal Gas Peedith Mahila Purush Sangarsh Morcha campaigns on issues of health and the environment of affected people.

Bhopal Gas Peedith Mahila Stationery Karamchari Sangh has championed the cause of women affected by the gas leak and their right to a livelihood. It is also involved in ensuring adequate rehabilitation for survivors.

Bhopal Gas Peedith Mahila Udyog Sangathan is an organization of affected people campaigning for the rights of affected people, in particular the economic rights of women. It has also pursued legal remedies for the victims.

Bhopal Gas Peedith Nirashrith Pension Bhogi Manch works to protect the rights of those impoverished by the gas leak, especially widows.

Bhopal Group for Information and Action and **Bhopal Gas Peedith Sangarsh Sahyog Samiti** are engaged in documentation, campaigning and advocacy on issues relating to the gas leak.

Bhopal Ki Awaaz is an organization of young people who were orphaned by the gas leak and campaigns for their rights.

International Campaign for Justice in Bhopal (ICJB) is an alliance of various local, national and international groups working for justice for the victims of Bhopal.

Sambhavna Trust Clinic provides medical care to survivors using alternative therapies and allopathic (conventional, Western) systems of medicine. The clinic also conducts research and maintains extensive documentation on various aspects of the Bhopal gas disaster.

www.bhopal.net

Clouds of injustice
Bhopal disaster 20 years on

More than 7,000 people died within a matter of days when toxic gases leaked from a chemical plant in Bhopal, India in December 1984. Since then, exposure to the toxins has resulted in the deaths of a further 15,000 people as well as chronic and debilitating illnesses for thousands of others. The plant site has not been cleaned up so toxic wastes continue to pollute the environment and groundwater. Despite determined efforts by survivors to secure justice, they have been denied adequate compensation and appropriate and timely medical assistance and rehabilitation. Astonishingly, no one has been held responsible for the leak and its devastating consequences.

Clouds of injustice: Bhopal disaster 20 years on looks back over the two decades since the tragedy through a human rights lens, pointing out the responsibilities of Union Carbide Corporation and the Indian government.

Amnesty International is calling for an immediate clean-up of the site as well as a full remedy for the victims, which should include acknowledgement of the harm suffered, compensation, rehabilitation and for those responsible to be held to account. It is also calling for an international human rights framework that can be applied to companies directly, so that victims of human rights violations such as those suffered in Bhopal have effective access to justice.



amnesty international
www.amnesty.org



ISBN 0-86210-364-9
9 780862 103644

Sanford J. Lewis, Attorney

January 31, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Company (Report Regarding Bhopal)

On Behalf of the New York City Fire Department Pension Fund

Dear Sir/Madam:

Amnesty International, Boston Common Asset Management, Inc., New York City Fire Department Pension Fund, New York State Common Retirement Fund, Sisters of the Holy Cross, Inc., Sisters of Mercy of the Americas Regional Community of Detroit Charitable Trust, Sisters of the Order of St. Dominic, and Sisters of St. Joseph of LaGrange ("Proponents") are beneficial owners of common stock of Dow Chemical Company who have submitted a shareholder proposal ("Proposal") to Dow Chemical Company ("Company"). We are responding to the letter dated January 3, 2006, sent to the Securities and Exchange Commission by Gibson, Dunn & Crutcher, LLP, on behalf of the Company. In that letter, the Dow Chemical Company contends that the proponent's shareholder Proposal may be excluded from the Company's 2006 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-9.

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2006 proxy statement and that it is not excludable by virtue of those rules.

BACKGROUND

The resolved clause of the resolution in question requests Dow Chemical management to report to shareholders by October 2006, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors.

To understand the resolution, it is helpful to understand the historical context of Bhopal. In 1984, 500,000 people were exposed to a cloud of toxic gas released from the Union Carbide plant in Bhopal, India. In its immediate aftermath, approximately 8,000 people were killed. Although this tragic event happened over twenty years ago, it poses a relentless crisis for the city of Bhopal. Many of the survivors and their children continue to suffer serious health effects. It is estimated that of the over half a million people exposed to Union Carbide's toxic gases, more than 100,000 people still suffer from exposure-induced chronic illnesses. Breathlessness, persistent cough, diminished vision, early age cataracts, loss of appetite, menstrual irregularities, recurrent fever, back and body aches, loss of sensation in limbs, fatigue, weakness, anxiety and

depression are the most common symptoms among survivors. There is also allegedly a rise in cancers, tuberculosis, reproductive system problems and other problems such as growth retardation among children born after the disaster. The International Medical Commission on Bhopal (an independent group of 15 doctors from 11 countries) estimated in 1994 that, among adults between age 18 and 60, about 50,000 were permanently damaged.

The Bhopal facility ceased operation after the gas disaster. The environmental contamination from the site operations – much of it created prior to the chemical disaster and some due to abandoned -- has rendered the city a dangerous place to live for the survivors. Thousands of tons of toxic wastes, including obsolete pesticides such as the persistent and bioaccumulative poison HCH and persistent metals such as mercury, have been abandoned at the factory site. Mercury levels in some areas are six million times the background values. The groundwater carries high loads of heavy metals, persistent chemicals and solvents, and chlorinated chemicals. Although a portion of the residents have access to overhead tanks of clean water, many of the nearly 20,000 people living in the vicinity are routinely exposed to these chemicals in their drinking water from local wells. The economy, environment and public health of the city of Bhopal remains devastated by the chemical disaster.

The Bhopal disaster and contamination has been subject to litigation – some in the past, and some continuing or looming at present. The civil case filed by the Indian government on behalf of the gas disaster survivors was settled for $470 million in 1989. A civil suit for remediation of the ongoing contamination was filed in the United States against Union Carbide and former CEO Warren Anderson, and is currently pending in the New York District Court for the Southern District of New York. *Bano v. Union Carbide*. After part of the case was dismissed by the US Court of Appeals 2d Cir. (Docket No. 03-7416, March 17, 2004) the current litigation currently focuses on the claims for property damages and for remediation of soil and groundwater in the vicinity of the Bhopal site. Although the District Court recently issued a new judgment against the plaintiffs with an exception for discovery and arguments regarding piercing the corporate veil, the entirety of the recent district court decisions rejecting the plaintiffs' claims have been appealed to the Circuit Court of Appeals.

As noted by the company, there is also litigation pending in India regarding remediation of contamination in the area of the Bhopal site.

Finally, there remains criminal litigation in India related to the gas disaster. Union Carbide is one of twelve named defendants in the criminal case resulting from the Bhopal disaster, still pending in the courts in India. Since the Company and its former CEO have never filed an appearance in the criminal case, they have been declared absconders from justice by the Bhopal Chief Judicial Magistrate, and the court has ordered the government to seek extradition of Anderson.

<u>The Significant Policy Challenge of Bhopal for Dow Chemical</u>

Since the purchase of Union Carbide, Dow has been subjected to escalating public scrutiny, reproach and demands for action regarding the legacy of the Bhopal facility. With its acquisition of Union Carbide, scrutiny and public rebuke associated with Bhopal has landed on Dow's doorsteps with a vengeance. For example:

- Survivors of the Bhopal disaster and their representatives engaged in a dialogue with the management of

Dow shortly after the acquisition of Union Carbide. The upshot of the discussion, which revolved around specific topics of possible humanitarian relief for the community, was that after Dow Chemical's CEO was replaced, the new CEO brought the discussions to a disappointing standstill. With growing dissatisfaction of the survivors to the responsiveness of Dow management, the protests have escalated rather than subsided.

• Protests in 2003 occurred at Dow facilities worldwide, including the first organized student protest of Dow Chemical since Vietnam, with 25 American campuses and a total of 65 activities worldwide in December 2003, the 19th anniversary of the Bhopal disaster – a protest against Dow and for justice in Bhopal.

• Survivors appeared at the 2003 Dow Chemical shareholder meeting, where the management repeatedly stated that there was nothing the Company could do to answer the victims' pleas for help -- since it had neither liability nor responsibility for the prior disaster nor its continuing aftereffects.

• A large coalition of organizations met in Bhopal in January 2004 and announced an escalating campaign against Dow in the coming months, building toward the 20th anniversary of the Bhopal disaster in December 2004.

• On July 18, 2003, eighteen members of Congress sent a letter to Dow management urging the Company to provide medical rehabilitation and economic reparations for the victims of the tragedy, clean up contamination in and around the former factory site in Bhopal, provide alternative supplies of fresh water to the affected communities, and ensure that the Union Carbide Corporation appears before the Chief Judicial Magistrate's court in Bhopal where it faces criminal charges of culpable homicide.

• In October 2004, eight members of Congress files a resolution expressing the commitment of Congress to work with the Indian government to ensure that Union Carbide provides environmental and medical rehabilitation in Bhopal and is held responsible for its actions.

• In December 2004, the 20th anniversary of the Bhopal chemical disaster, worldwide protest erupted:

  • At least three documentary films were released and screened worldwide, highlighting the roles of both Union Carbide and Dow Chemical in preventing a fair outcome from being achieved in Bhopal with regard to the plight of survivors.

  • The Indian Government announced in December 2004 that it has asked an Indian company to carry out an assessment of the site to determine the extent of the problem. In warehouses at the site, broken bags of poisonous materials litter the floor, while deposits of mercury inch across its rusting infrastructure. There are an estimated 25,000 tons of toxic wastes at the site.

  • A new book was published, "Trespass Against Us: Dow Chemical and the Toxic Century" highlighting the role of Dow Chemical in numerous chemical issues, including its ongoing resistance to resolution of issues associated with the Bhopal disaster.

  • In April 2004 Bhopal survivors who have been pressing a protest movement demanding responses by Dow to meet the needs for the survivors received the prestigious Goldman Environmental Award for Asia – an award for advocacy on human rights and the environment.

• There was massive press and NGO activity surrounding the Bhopal anniversary and Global Day of Action in December 2004. There were 176 events in Asia, 4 in Africa, 44 in Europe, 9 in Latin America, and 84 in North America. This included 70 college campuses.

• So far, four campuses have organized "Divest from Dow" campaigns built on the company's role in Bhopal. At many campuses, students held educational events using one of three different documentaries that were released around the Bhopal Anniversary.

• Over 200 print articles were published worldwide, with major press coverage by BBC and CNN during several days of coverage.

• Amnesty International published a new report on the disaster, entitled "Clouds of Injustice," which garnered added press coverage and framed the continuing pollution and health problems in Bhopal as human rights issues.

• Several days after the Bhopal anniversary, the European Parliament passed a non-binding resolution calling on the Indian government and Union Carbide to address the lingering public health and environmental issues in Bhopal.

• Also in December 2004, the prominent UK-based, SustainAbility, which bills itself as "the world's leading business consultancy on corporate responsibility and sustainable development" asserted Bhopal as a demonstration of the need for a corporation like Dow Chemical to address its <u>moral</u> obligations regardless of its legal liability or the outcomes of litigation. Sustainability wrote in its report "The Changing Landscape of Liability: A Director's Guide to Trends in Corporate Environmental, Social and Economic Liability" that:

> We define legal liability as an obligation under local, national or international regulation or law. And 'moral liability' as developing when a company violates stakeholder expectations of ethical behaviour in such a way as to put business value at risk.
>
> 'Moral liability' may also affect a company's licence to operate, which depends increasingly on compliance with stakeholder expectations rather than merely with the law.
>
> We see increasing convergence between these two forms of liability as corporations come under scrutiny in both the courts of law and in the court of public opinion.
>
> We also conclude that 'moral liability' is growing in its potential to adversely impact businesses that are still focusing exclusively on strict legal compliance.
>
> * * *
>
> Dow steadfastly maintains that it has no responsibility, legal or moral, for the Bhopal legacy, and has maintained its position against investors, campaigners, customers, suppliers, politicians and even its own staff. Dow's position is simple and may — or may not — be well founded in law, but — in light of new interpretations of moral liability — probably unsustainable.

> * * *
>
> Two decades after the tragedy, much of the settlement funds paid by Union Carbide to the government has still to be distributed to the benefit of the victims. The medical follow-up has been inadequate, unsustained and cloaked in secrecy. The site which reverted to state control still awaits decontamination and is not sealed from the local community whose children and animals wander into the site.
>
> The Indian government has much to answer for in the continuing crisis in Bhopal. But the focus of this report is new and emerging forms of risk for business and the experiences of Union Carbide and more recently Dow illustrate how **hidden liabilities can and will emerge to threaten reputations and licence to operate.**

• In December, 2004 and January, 2005 The Independent (UK) published articles containing excerpts from documents that purported to show aspects of UCC's control over UCIL, and to include details on UCC specifying inadequate safety devices in Bhopal and cutting back on staffing; and reports that Dow had become directly embroiled in the criminal case.

• In January, 2005 Russell Mokhiber and Robert Weissman of AlterNet.com ranked Dow as one of the 10 Worst Corporations of the Year specifically citing the current issues surrounding the Bhopal disaster. In particular, they drew attention to the continuing health problems of Bhopal residents, the worldwide demonstrations, and the ongoing litigation. See, http://www.alternet.org/story/21088/

• In January, 2005 the Dow Chemical company was again in the spotlight as a target of simultaneous protests at the World EconomicFforum in Davos, Switzerland and the World Social Forum in Porto Allegre, Brazil. In Davos, the organization Public Eye on Davos gave the international "award" for "failing to respect human rights" to Dow Chemical. The awards are for "winning" corporations chosen as "model cases for all the corporate groups that have excelled in socially and environmentally irresponsible behaviour. They reveal the negative impacts of economic globalisation," said a statement from the Public Eye Awards organizers. The Dow award was granted for refusing to assume accountability for the persistent, long-term effects of the Bhopal disaster, considered the worst industrial disaster in world history.

• In January, 2005 the Midland, Michigan Daily New reported that the Company was summoned to the Chief Judicial Magistrate's court in Bhopal. In February there was also a media report about the Madhya Pradesh high court directing the central and state governments to furnish the details of the plans for the removal of toxic wastes lying inside the closed Union Carbide plant at Bhopal.

• In March, 2005, under pressure from Bhopal survivors, the Indian Council on Medical Research agreed to restart comprehensive medical studies in Bhopal, discontinued in 1994.

• In April, 2005 Bhopal survivor Rashida Bee traveled to Geneva to speak at an event on business and human rights during the 61st session of UN Human Rights Commission.

• On April 15, 2005, more than 1500 students descended on Indian Consulates and Government offices nationwide to demand action and justice for Bhopal. The protests made four key demands of the Indian Government:

• Enforce the clean-up of the contaminated Bhopal site by the Union Carbide Corporation (UCC)/Dow Chemical Company;
• Ensure that Dow/UCC provide full compensation for the damage done to health and the environment by the ongoing contamination of the site;
• Supply clean, safe water for the affected communities; and
• Provide free healthcare for everyone affected by the disaster, including the children born of parents affected by the gas leak.

• On October 28, 2005, Dow Chemical's business expansion plans in India suffered their first serious setback after a campaign by Bhopal survivors resulted in a dramatic reversal, and the Indian Oil Corporation (IOC) canceled its decision to purchase technology from Dow for its proposed mono ethylene glycol plant in Panipat, India.

• On November 29, 2005, the Seattle City Council issued an official Proclamation declaring Dec. 3rd "Bhopal Remembrance Day". Seattle City Council member and proclamation sponsor Nick Licata said, "All of us must be accountable for our actions. If Dow eludes accountability for its liabilities in Bhopal, why should American citizens expect any corporation to accept responsibility for harm they may cause in the United States?"

The Wall Street financial firm Innovest Strategic Value Advisors wrote in its February 2004 report, *Dow Chemical: Risks for Investors* that "The Bhopal disaster is an ongoing concern with significant potential to harm the company's reputation or pose material liabilities, as well as constrain investment in Asia. ... The $2.18 trillion market currently under SRI management world-wide may remove Dow as a potential investment as a result of these controversies. Dow management has flatly claimed that it has no liability associated with these matters, but our review indicates that it appears to have settled on an inadequate strategy to address the issue prior to merging with Union Carbide."

In short, the Bhopal disaster is arguably the leading test case regarding the role of corporations in a global economy, and of the moral and social responsibility of corporations. While Dow management hopes to paint for shareholders and the world a picture of Bhopal as a tragic bygone that is just about finished in the courts, and then will be entirely a matter of the distant past, in reality Bhopal remains one of the most significant public policy issues facing the Company.

While the ongoing litigation over the issue is part of this policy challenge, the scope of the policy challenge to the Company far exceeds the litigation. Consequently, the resolution speaks to this multitude of significant policy issues and asks the Company "to report to shareholders by October 2006, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors."

ANALYSIS

1. History of the Proposal

Before discussing the merits of the Proposal which reads:

> **Resolved: shareholders request Dow Chemical management to report to shareholders by October 2006, at reasonable cost and excluding confidential information, descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors**

it is important to review the prior history of similar proposals. As the Company explained, shareholders submitted a proposal containing a nearly identical resolved clause for the 2004 Annual Meeting. That proposal was unsuccessfully challenged by the Company. See *The Dow Chemical Company* (Feb. 11, 2004).

For the 2005 Annual Meeting shareholders proposed a distinctly different resolved clause, one which sought a report on the impact that the Bhopal issues would have on the Company's finances, reputation and growth. The Staff permitted the Company to exclude the 2005 proposal on the basis of ordinary business and specifically because it requested an assessment of risk.

Accordingly, in recognition of the opinion of the Staff and its recent guidance, when the resolution was drafted for the current year, the resolved clause was returned to the form of the successfully submitted 2004 proposal. In short, we have followed the lead of the Staff in its prior rulings and believe that the Proposal, as a previously acceptable proposal, is in conformity with Rule 14a-8(i)(7).

2. The Proposal is a proper request for a report on actions taken by the Company to address the environmental and public health issues presented in Bhopal.

a. The Proposal does not request the company to engage in an assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health.

Recently, the Staff issued Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") in which it stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

In the SLB 14C, the Staff thereby categorizes environmental and public health resolutions into two groups: (1) requests for risk assessments or (2) requests to minimize or eliminate operations which are in essence requests to take action that may reduce liabilities. Therefore, the key determinative issue to be address and analyzed is the type of action that the proponents seek. **As we understand this**

distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be permitted to be excluded.

Accordingly, the Staff refers to the *Xcel Energy Inc.* (Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability).

This proposal expressly sought an evaluation of the economic risks to the company's operations and clearly was within the ordinary business exclusion.

In addition to *Xcel*, there are three often cited examples of prohibited risk assessments: *Newmont Mining Company* (Feb. 4, 2004), *Willamette Industries, Inc.* (Mar. 20, 2001), and *The Mead Corporation* (Jan. 31, 2001). These examples serve to illustrate what constitutes a prohibited request for a risk assessment and to demonstrate that the Proposal is not in this category.

In *Newmont* the proposal sought a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities." In that type of proposal we see a clearly articulated request for an evaluation of financial risk and therefore that proposal was properly excluded. In *Willamette*, the proposal sought in addition to other items "an estimate of worst case financial exposure due to environmental issues for the next ten years." Once again we see a direct request for an analysis and evaluation of financial risk and an appropriate rejection of the proposal.

Finally in *Mead* we find the shareholder was requesting that the company report on the company's "*liability projection methodology*. . . and an assessment of other major environmental risks, such as those created by climate change." (emphasis added). In this case not only was there a plain focus on risk assessment, but there was the additional emphasis on the nature and type of analysis.

When comparing the Proposal to these often cited examples of improper proposals it is clear that the Proposal is not within the same category. At no time does the Proposal explicitly, let alone implicitly, request a risk assessment. There is no discussion of evaluating the financial impact of operation, nor is there an attempt to obtain a report that characterizes, quantifies, or accounts in some form for the economic or financial risks that the Company's Bhopal site represents. The Proposal is completely different than all of these examples.

The Company has also argued that *American International Group, Inc.* (Feb. 19, 2004) ("*AIG*") (and the identical proposal in *Texas Instruments Inc.* (Jan. 2, 2005)) demonstrates that the Proposal should be

excluded. In *AIG* the proposal called for the company to "review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" and "identify the impacts of these pandemics on the company." That is distinctly different than the request made by the Proposal for a report that describes "any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." The *AIG* proposal expressly relates to an analysis of the impact of public health issues on the company and its business strategy – i.e. an assessment of risk and liabilities. In contrast the Proposal asks for a description of (not an analysis of) actions taken by the company to address the impact of its operations. **The *AIG* proposal was focused exclusively on assessing risk to the company while the present Proposal is focused on describing the Company's actions - not assessing the Company's actions.**

b. The Proposal is a proper request for a report on company activities in keeping with precedent.

Having demonstrated how the Proposal is unlike the cases cited by the Company it is also clear that the Proposal is analogous to proposals that the Staff has permitted.

In *Reliant Resources, Inc.* (Mar. 5, 2004) the Staff did not prohibit a proposal that requested a report assessing "how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions." The Proposal now before the staff is analogous to the *Reliant* proposal because they both simply request a factual description about company's efforts to address the negative consequences of their operations. In both cases there is no request to assess the impact of the potentially harmful operations, there is no attempt to get an financial accounting, nor do they seek to obtain an assessment or evaluation of financial risk. Both proposals accordingly do not run afoul of SLB 14C because they are simply fact finding requests. See also, *Ryland Group, Inc.* (Feb. 2, 2005), *Unocal Corp.* (Feb. 23, 2004), *Xcel Energy, Inc.* (Feb. 17, 2004), *Apache Corp.* (Feb. 6, 2004), *Valero Energy Corp.* (Feb. 6, 2004) and *Anadarko Petroleum Corp.* (Feb. 4, 2004).

In *NL Industries* (Mar. 18, 1985) , the proposal related "to the conduct of health studies, the establishment of a medical surveillance fund, and payment for registration of former workers and other persons with the New York State Department of Health, in response to radioactive contamination at the Company's former Colonie, New York facility." In that case we see a proposal that, like the Proposal, focused on the steps taken by the company to address past contamination caused by the company. While *NL Industries* occurred well before SLB 14C it demonstrates that these kinds of proposals have a long history of coming before shareholders and being permitted by the Staff.

Another analogous example in which staff supported an analogous proposal included *Dow Chemical Co.* (March 7, 2003) which requested a report summarizing the company's plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins. See also e.g. *Freeport-McMoRan Copper & Gold Inc.* (February 10, 1997); *Unocal Corp.* (March 6, 1996); and *Amoco Corp.* (February 1, 1996).

Finally, the Proposal is consistent with two recent cases that addressed SLB 14C and permitted the proposals: *General Electric Co.* (Jan. 17, 2006) and *Hormel Foods Corp.* (Nov. 10, 2005). The *General Electric Co.* proposal stated:

> Resolved: That, by the 2006 annual shareholder meeting, the Board of Directors report to shareholders on the scientific and economic analyses relevant to GE's climate change policy, omitting proprietary information and at reasonable cost.
>
> This report should discuss the:
> 1. Specific scientific data and studies relied on to formulate GE's climate change policy.
> 2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical.
> 3. Estimate of costs and benefits to GE of its climate change policy.

In *Hormel Foods Corp.*, the proposal stated:

> Resolved: Shareholders request that the board of directors issue a report to shareholders by July 2006, prepared at reasonable cost and omitting proprietary information, on the feasibility of Hormel requiring its poultry suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could bring to our company.

Both proposals discuss economic benefits and the *General Electric Co.* proposal even calls for "economic analyses" and an "[e]stimate of costs and benefits." Clearly, the Proposal now before the Staff does not implicate the possibility of a risk assessment as *General Electric Co.* or *Hormel Foods Corp.* suggest. Consequently the Proposal should be regarded as consistent with SLB 14C and not be considered excludable.

c. It is appropriate to make business arguments in support of a proposal.

Finally, the Company, has tried to make the Proposal something it is not by highlighting a number of the financial arguments made in the supporting statement and comparing them to the text of the 2005 proposal. We recognize that, as stated in SLB 14C, it may be appropriate to consider the supporting statement when those statements describe the proposed content of the report. Nevertheless, such statements are irrelevant when they do not pertain to the scope of the report but rather constitute an argument that might appeal to some shareholders. Moreover, it is our understanding that SEC Staff itself takes the position that in making no-action determinations, the key question is the content of the "Resolved" clause, and not the content of the 'Whereas' clauses. Here, the Resolved clause specifically asks only for a report on actions taken by the Company to address the specific issues raised by the Bhopal survivors.

It is evident that the Proponents believe that the Company should take new steps to address the health, environmental and social injuries to the Bhopal survivors. There are environmental and moral reasons to do so and we point out those reasons in the supporting statements because those arguments may appeal to some shareholders. There are also business and financial reasons that the Company should take new steps to address the health, environmental and social injuries to the Bhopal survivors. Those arguments may appeal to some shareholders and accordingly we point them out in the supporting statement. Simply because there is a business argument in support of a proposal does not make it an ordinary business proposal or a request for an internal risk assessment.

Take for example *Exxon* (Mar. 18, 2005), cited by the Staff in SLB 14C as an example of a proper shareholder proposal. The *Exxon* proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **impact on our company's value** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **our company's image and reputation** with consumers, elected officials, current and potential employees, and investors;
>
> WHEREAS, some of our **major competitors** have already enacted such a policy and are members of the Energy Biodiversity Initiative, (emphasis added)

It is evident from *Exxon* that it is acceptable for proposals to highlight issues of financial, reputational, and competitive impact on the company. The Staff has made it clear that simply because a proposal raises a number of business issues that may appeal to some shareholders the proposal is not excludable.

It is plain to see that the Proposal, like the *Exxon* proposal, makes some financial and business arguments. However, it is also plain to see that the Proposal is primarily focused on the health and environmental issues raised by the Bhopal disaster and facility. Over and over again the Proposal discusses environmental health issues such as:

- the 1984 chemical release and its causes;
- current information about 25,000 tons of onsite contaminated soil;
- specific health, environmental and social concerns of the survivors;
- the need for health care to address the ailments from the site's pollution;
- contaminated water supplies; and
- the need for information vital to the victims' medical treatment;

To make the claim that because there are many financial arguments to be made in favor of the resolution that it is focused on an internal risk assessment is disingenuous. The Proposal makes it clear that the overarching concern is for the the health and wellbeing of the people and the environment around Bhopal, India. There are business reasons to agree with that concern, but they are not the focus and do not transform the Proposal into a request for an internal risk assessment.

In conclusion it is evident that the Proposal is not a request for a risk assessment. It is unlike proposals that have been excluded on risk assessment grounds because it does not seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk. Rather it seeks a description of new steps taken by management to address the health, environmental and social concerns of the Bhopal, India survivors. In addition, it is also clear from *Exxon* that it is not fatal if a proposal highlights "business arguments" in favor of the proposal. Finally, we can see that the Proposal is in keeping with similar proposals approved by the Staff that simply seek information about steps taken by the company to address an environmental or public health issue the company is facing.

3. The Proposal Focuses on a Significant Policy Issue.

While the Company does not argue that the health and environmental impacts of the Bhopal Facility are not a significant policy issue, presumably because that issue was previously resolved in favor of the shareholders in allowing the resolution in 2004, we continue to maintain that it is a significant policy issue that removes the Proposal from the ordinary business exclusion.

Under Rule 14a-8(i)(7) the standard is well established that a proposal may not be excluded if the subject matter focuses "on sufficiently significant social policy issues . . . because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release No. 34-40018 (May 21, 1998) ("1998 Release"). A proposal may not be excluded under (i)(7) if it has "significant policy, economic or other implications". *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416, (DC Cir. 1992) at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" Id. at 427. Finally, proposals requesting a report from the company may be excluded under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. Release No. 34-20091 (Aug. 16, 1983).

As explained above not only did the Bhopal environmental disaster take thousands of lives and affect more than 100,000 for decades to follow, but the tragedy captured the attention of the world and has held it for decades. The ongoing difficulties faced by the Bhopal survivors has resulted in potentially costly litigation for the Company, worldwide demonstrations, action from members of the U.S. Congress, and serious questions from the investment community. As these facts demonstrate clearly, the subject of Bhopal is a significant policy, economic, and environmental issue that has implications for the long term goals and business strategy of the Company.

4. The Proposal does not seek to Micro manage the Company.

Again, while the Company does not argue that the Proposal seeks to micro-manage the Company, presumably because that issue was settled in 2004, we continue to maintain that it is a significant policy issue that removes the Proposal from the ordinary business exclusion.

A proposal may be excluded if it seeks "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. The Release goes on to state that "[t]his consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

It is clear from the text of the resolved clause that there is no attempt to micro-manage the Company. The Company is given wide latitude on how to implement the request. The Proposal simply asks for a report and does not seek any particular format. Furthermore, the subject matter of the report strikes the appropriate balance between being a general request for information, but giving guidance to management as well. The report should include a description of the new initiatives instituted to address the health, environmental and social concerns of the survivors.

Therefore, it is evident that the Proposal is consistent with Rule 14a-8(i)(7) and should not be excluded.

5. The Proposal is Not Vague and Indefinite and Should Not Be Excluded under Rule 14a-8(i)(3).

The Company asserts that the resolution should be excluded because the request for "descriptions of any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors" is vague and indefinite. In particular they argue that there is no clarification of what the "specific concerns" constitute. Furthermore, the Company argues that because the Company has not announced any new initiatives that the stockholders would not know what this is referring to and that Company would not know what to report on if it implemented the Proposal.

In 2004 the Staff explained that a proposal may be excluded under Rule 14a-8(i)(3) where

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result. Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B").

It also reiterated that

> rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading. SLB 14B (emphasis added).

As described above in the background section of this letter, the specific concerns regarding Bhopal have been well identified in press coverage, documentaries, public reports, and correspondence with the management. The management and the public have been well-informed regarding the specific concerns regarding Bhopal; what remains is for the management to give investors a report on how any new initiatives instituted by management to address those concerns.

For example, the demands of Bhopal survivors were expressed in a letter (Appendix 1) to Dow management of March 11, 2002 requesting that the company address the following issue areas:

> 1. **Ensuring that people in the communities next to the Union Carbide factory are not exposed to toxic chemicals**....we request The Dow Chemical Company to take urgent action to decontaminate the soil and ground water in and around the abandoned Union Carbide factory.
> 2. **Medical research on present health status of survivors of the disaster**...Since 1994 when the International Medical Commission on Bhopal published its report on the health status of the exposed people there has been no full scale study to document the long term health impact of exposure to Carbide's chemicals. There is a great need for a large scale epidemiological study to make an assessment of the current health status of the survivors and their children so that helpful directions for health care providers can emerge.
> **3. Economic rehabilitation to those unable to do their usual work**
> Close to 80% of the exposed people are toiling people, or used to. Involved in carrying loads,

pushing hand carts, vending vegetables, construction, and such physically demanding work. ….The compensation money they have received has been too meagre and most if not all of it spent in repaying debts and paying for medical treatment. Thousands of families are on the brink of starvation…. …On humanitarian grounds we request Dow to provide gainful employment to the persons who have lost the capacity to do their usual work.

4. Social support to widows, orphans and disabled people

Close to 10,000 persons widowed or orphaned due to the Union Carbide disaster and about 40,000 severely disabled survivors are in need of social security in the form of monthly pension or as free and regular supply of basic needs. Given the governments abandoning this vital and life saving task we request Dow to provide the means for such support.

Over and over again, these issues have been reiterated in news articles, documentaries, and many other venues. Notably, the issues flowing out of the gas disaster and issues regarding needs for remediation are typically included in the same lists and reports. Thus it is not vague, ambiguous or irrelevant to include discussion of remediation in the same discussion or report as the gas disaster. Indeed, it is consistent with current public discourse to do so. Two examples include news stories discussing remediation and the gas leak. The first is an article in The Guardian reporting on the pollution problems left in the wake of the gas disaster The Dead Zone, *The Guardian*, September 21, 2002. The second is a BBC investigation that confirmed that Bhopal residents are still being poisoned by toxic chemicals at the site even 20 years after the explosion and gas leak. Appendix 2. Bhopal Faces Risk of Poisoning, *The BBC*, November, 14, 2004. Appendix 3 See also, "The Changing Landscape of Liability", SustainAbility Ltd., 2004 (detailed account of the "moral liability" of Dow due to the gas explosion and historic ground and water contamination) (Appendix 4); "Clouds of Injustice", Amnesty International, 2004 (in depth discussion of the gas explosion and other pollution (discussed further below)) (Appendix 5); and Collegium Ramazzini Statement "Preventing Chemical Accidents: Lessons Learned Since the Bhopal Disaster in 1984". 2004. Appendix 6.

Furthermore there is no requirement that a proposal precisely define every term. Take for example *The Kroger Co.* (Apr. 12, 2000) proposal regarding the labeling of genetically engineered foods. In that case the company argued that the proposal "provides no guidance as to how Kroger would determine what constitutes 'genetically engineered crops, organisms or products thereof.'" The company went on explaining how there were competing understandings of the terms and that the proposal was so vague that it was impossible for Kroger to implement. The Staff rejected that argument thereby demonstrating that definitions of operative terms are not necessary.

With respect to *Johnson & Johnson* (Feb. 7, 2003), the Company cites this case as an example of a proponent failing to provide sufficient context and background information. Those concerns do not arise with the Proposal. In the Supporting Statement, the Proposal identifies contextual and background information on Bhopal including:

- Specific information about the 1984 chemical release and its causes;
- Current information about 25,000 tons of onsite contaminated soil; and
- Specific health, environmental and social concerns of the survivors.

In addition, there has been over 20 years of publicity about Bhopal and to suggest that those associated with the Company do not have even a passing knowledge of the issue is disingenuous.

As for *Alcoa Inc.* (Dec. 24, 2003) the Company refers to it for the proposition that there must be sufficient clarity about what actions are contemplated under the proposal. Again, there is no question about what the Proposal is requesting. The Proposal seeks a report describing what, if any, new actions have been taken by management to address specific health, environmental and social concerns of the survivors. Many of those specific concerns have been described in the Proposal including:

- approximately 25,000 tons of onsite contaminated soil;
- the need for health care to address the ailments from the site's pollution;
- contaminated water supplies; and
- the need for information vital to the victims' medical treatment;

The Company's attempt to cast doubt upon the plain meaning of the language in the Proposal does not succeed if one simply reads the Proposal. It says what it means and it means what it says, nothing more and nothing less. All the Proposal asks is for the Company to describe any new initiatives instituted by management to address these concerns. This language is sufficiently clear so that the Company and shareholders understand what is being requested and is sufficiently general so that, appropriately, the Company has the discretion to decide how best to go about producing the report without being "micro-managed." In short, the Company has not met its burden of demonstrating objectively that the Proposal is vague or indefinite.

6. The Proposal Does Not Contain False and Misleading Statements in Violation of Rule 14a-9.

As discussed above, it is clear that "the company bears the burden of demonstrating . . . objectively that the proposal or statement is materially false or misleading." SLB 14B. Based on this standard, the Company has not met its burden.

Below we have addressed the arguments raised by the Company as concisely as possible in recognition of the concerns expressed in SLB 14B that the Staff seeks to avoid detailed and time intensive examination of the facts surrounding the proposal and that "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement" and is free to reply to those statements in the company's proxy response. *Id* citing rule 14a-8(l)(2). We believe our response here is limited to what is necessary for the staff to see that there are strong factual arguments response to the company's assertions, without a need for the staff to engage in a detailed factfinding. In short, however, the Proposal is clear, includes only relevant statement and is not misleading. The Company has tried to make it appear confusing by conflating a number of issues unnecessarily and using the admittedly complex nature of the Bhopal litigation to make it appear even more complex than it really is. The Proposal seeks a description of any new initiatives taken by management to address the situation and provides a number of statements in support of the Proponents' position. The Company is free to respond to those statements in its own statement to the shareholders, but should not be permitted to bring the Staff into an excessive review of the Proposal's language.

a. Environmental contamination of the community surrounding the Bhopal facility is both well documented to be related to the facility's operations and well documented to affect the well-being of gas disaster survivors within the Bhopal community.

Dow Chemical asserts that because the Proposal begins with a discussion of the 1984 gas disaster incident,

references to pollution around the facility are separate matters and confusing to stockholders. However, contrary to the Company's assertions, environmental contamination of the community surrounding the Bhopal facility is both well documented to be related to the facility's operations and well documented to affect the well-being of survivors within the Bhopal community. As noted above, public discourse about the Bhopal facility also commonly includes both the issues flowing from the disaster and the ongoing issues of contamination. It is apparent that there are at least two important relationships between the gas disaster and current contamination problems:

1) The 1984 Gas Disaster had a decisive impact on the contamination because as a result of the disaster, operations at the facility were halted without a concomitant set of actions to effectively remediate the site.

2) The residents of Bhopal who resided near the facility have been impacted by both gas disaster exposure and drinking water issues.

The Proponents believe that with the acquisition of Union Carbide, Dow Chemical assumed moral and ethical duties related to the legacy created by the facility. The legacy includes both impacts of the gas disaster, and environmental contamination related to operation of the facility. Some of the environmental contamination relates to decisions made by Union Carbide to store bulk materials at the Bhopal plant, and the extent of environmental and safety controls at that site.

As discussed at length in the Amnesty International report "Clouds of Injustice," the facility has been a source of pollution for Bhopal – both from the gas and from the storage and disposal of toxic chemicals. A large number of internal, governmental and non-governmental reports demonstrate that operations and disposal practices at the facility contaminated soil and groundwater around the plant site and that the company did not take substantive action to remediate the pollution.

According to former workers of the factory, from December 1969 to December 1984 a massive amount of chemical substances formulated in the plant - including pesticides, solvents used in production, catalysts, and other substances as well as by- products - were routinely dumped in and around the factory grounds. These caused pollution of the soil, water and air. Between 1969 and 1977, byproducts and wastes were dumped into pits situated in the north, east and southeast of the factory premises. A 1997 environmental assessment by the Indian scientific organisation NEERI described the span of the below-ground dumping areas within the factory as at least 6.4 hectares, or 21% of the total site area. The NEERI report concluded that some 17 areas within the factory had been heavily contaminated. In addition to the disposal areas, storage tanks and their transfer points, spill and target areas and underground wastewater drains and pipelines were and continue to be sites of contamination.

Reports indicate that in 1980 a field storage tank for hydrochloric acid gave way from below, leaking acid into the soil and in March 1982 UCIL sent a telex to UCE (Union Carbide Eastern, Inc. a wholly owned subsidiary of Union Carbide Corporation that was incorporated in the US and headquartered in Hong Kong) reporting a leak from one of the solar evaporation ponds and an emergency pond.

An Operational Safety Survey of the Bhopal plant site conducted by UCC personnel in May 1982 concluded: "The housekeeping in and around the entire area was found to be poor. The naphthol spillage is difficult to control but the general pile of old and oily drums, old pipe, pools of oil on ground, etc, create

unnecessary fire and access problems in the area."

In addition, in November 1990 UCC officials discussed serious concerns about percolation of contaminants into the soil during monsoon rains.

This was followed in 1996 with a report from the Chief Chemist of the State Research Laboratory in Madhya Pradesh which found toxic pollutants in 10 samples from communities near the factory. The report went on to conclude that "It is established that this pollution is due to chemicals used in the UCC factory that have proven to be extremely harmful for health."

In November 1999 Greenpeace reported that the site and immediate surroundings were contaminated with chemicals arising from routine processes, spillages and accidents at the plant, or from dumped and stored materials on the site.

Finally, a January 2002 report by Shrishti and Toxics Link, a Delhi-based environmental non-governmental organization, found not only contamination in vegetables grown around the plant site, but also a bio-concentration of contaminants in breast milk samples taken from women in the surrounding areas.

The Company's letter asserts that the *Sahu* and *Bano* cases show that the contamination is legally a separate matter from the gas disaster. While it is certainly true that the gas disaster and contamination issues are being addressed in separate legal proceedings, there is nothing about this that in any way affects the treatment of the two issues together in a resolution. Indeed, it is consistent with much of public discourse about Bhopal to do so. Therefore, the Company's assertion of irrelevancy is erroneous and does not provide a basis for excluding the Proposal.

b. The reference to the UN Norms is not misleading because they are an accurate reflection of the Norms and the Norms describe the Commentaries as credible.

The company asserts that the reference to the UN Norms is misleading because the cited Norms are not from the UN Norms on Human Rights but rather are from commentaries. This conclusion is an error on their part.

First, an examination of the Norms demonstrates that the first listed statement is taken almost verbatim from the Norms. The bullet in the resolution references human rights responsibilities applicable to business including:

> respecting human rights in international, as well as national, laws of countries in which a company operates, in particular rights of affected local communities, such as rights to life, adequate drinking water and highest attainable standard of health;

Looking at the UN Norms, Norm number 12 states:

> 12. Transnational corporations and other business enterprises shall respect economic, social and cultural rights as well as civil and political rights and contribute to their realization, in particular the rights to development, adequate food and drinking water, the highest attainable standard of physical and mental health, ... and shall refrain from actions which obstruct or impede the realization of those rights.

It is evident from this comparison that the first listed statement is an accurate representation of Norm 12 and is not at all misleading.

Next, the second stated aspect of the Norms in the resolution is:

> assessing impact of disposal of hazardous and toxic substances on environment and human health and ensuring that the burden of negative environmental consequences does not fall on vulnerable groups.

While the language in question comes from commentary (c) to Norm number 14, it is clarifying the following language in the Norms themselves:

> 14. Transnational corporations and other business enterprises shall carry out their activities in accordance with national laws, regulations, administrative practices and policies relating to the preservation of the environment of the countries in which they operate, as well as in accordance with relevant international agreements, principles, objectives, responsibilities and standards with regard to the environment as well as human rights, public health and safety, bioethics and the precautionary principle, and shall generally conduct their activities in a manner contributing to the wider goal of sustainable development.

The commentary (c) to paragraph states in relevant part:

> (c) … transnational corporations and other business enterprises shall assess the impact of their activities on the environment and human health including impacts from siting decisions, natural resource extraction activities, the production and sale of products or services, and the generation, storage, transport and disposal of hazardous and toxic substances. Transnational corporations and other business enterprises shall ensure that the burden of negative environmental consequences shall not fall on vulnerable racial, ethnic and socio-economic groups.

It is important to observe that Norms themselves refer to the Commentaries as the interpretation or elaboration of the Norms. The preamble to the Norms states in paragraph 8:

> Conscious also of the Commentary on the Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights, and finding it a useful interpretation and elaboration of the standards contained in the Norms,

Commentators writing regarding the Norms have noted the Norms follow a common pattern for United Nations conventions and norms, in which there is general text describing general principles and then the more detailed information set forth in commentaries. Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights, 97AMJIL 901, American Journal of International Law, Oct. 2003, describes the history of the drafting of the Norms. The authors include David Weissbrodt, who was on the Norms' working group. The article describes how the commentary was initially part of the body of the Norms themselves, but it was a formatting suggestion to make the Norms overarching, broad and shorter, and then include commentary under each section to explain the specifics. This suggestion was "based on the structure of several other UN human rights instruments":

Individuals at the conference suggested many substantive formatting changes for the Norms, such as adding a preamble, radically shortening the main text into broad provisions, and adding a commentary following each principle to deal with more specific issues.

The suggestion to shorten the text into broad substantive provisions and then follow each provision with a commentary was adopted and incorporated into the 2001 draft. The approach was based on the structure of several other UN human rights instruments, such as the United Nations Standard Minimum Rules for the Administration of Juvenile Justice ("Beijing Rules"), GA Res. 40/33, annex, UN GAOR, 40th Sess., Supp. No. 53, at 207, UN Doc. A/40/53 (1985). Additionally, the order of subjects in the draft was reformulated to follow the somewhat analogous provisions in Article 5 of the International Convention on the Elimination of All Forms of Racial Discrimination, opened for signature Mar. 7, 1966, 660 UNTS 195, 5 ILM 352 (1966).

Therefore, it is evident that the language in the Proposal is not misleading.

c. The Company has failed to meet its burden and demonstrate that objectively that UCC did not control the Bhopal facility.

The Company argues that two statements in the Proposal should be deleted because they lack any factual foundation. Specifically, they question any implication or assertion that UCC is responsible for the Bhopal facility. However, upon a brief review of the case it is clear that the Company has not met its burden of "demonstrating . . . objectively that the proposal or statement is materially false or misleading." SLB 14B.

The issue of whether there was UCC "control" of the UCIL facility in India is an issue that has been continually litigated, and continues to be a subject of litigation. While the district court issued a decision implying a lack of control of the facility for the purposes of determining whether a US court would be an inconvenient court (forum non conveniens), this determination, according to the appellate decision in the matter, was based on issues of control such as whether there was sufficient control of documents by the US corporation to hold a trial in the US. This is distinct from the issue of whether UCC had control over its operations at the time of the disaster from the standpoint of assessing liability. Appellate decision in *In re Union Carbide Corp. Gas Plant Disaster at Bhopal*, 809 F.2d 195 (2d Cir. N.Y. 1987). Most significantly the issue of control from the standpoint of whether or not UCC was negligent was not being litigated, and was not a subject of discovery in the US case.

The issue of control from the standpoint of liability also remains an issue in the pending criminal litigation in India, under which charges of homicide not amounting to murder (the US equivalent of manslaughter) remain pending against UCC in Indian courts. UCC has been declared an absconder (fugitive from justice) for failure to appear in the Indian case.

Furthermore, an important element of the evidence in the attempts to hold Union Carbide liable in the pending cases had to do with the company's 1973 capital budget, which stated that the company had excess capacity at the site. According to the plaintiffs in *Sahu* and *Bano*, and contrary to the District Court's decision cited by the company, the 1973 Capital Budget was prepared by a wholly owned Union Carbide subsidiary, Union Carbide Asia Pacific, Singapore. The cover page of the decision showed that it was directed to the Board of Directors of Union Carbide Corporation, including CEO Warren Anderson. The

Board of Directors of Union Carbide voted on the document. The Sahu and Bano cases are currently on appeal by the plaintiffs.

It is also alleged in the criminal case that UCC as a parent corporation failed to ensure that the facility was adequately equipped with safety devices necessary to prevent the gas disaster.

In conclusion, one cannot concluded "objectively" that UCC was not in control of the facility. There is relevant and material evidence that UCC was in control of the facility. The Company is entitled to challenge that conclusion in court or in its response to the the Proposal, but it has not met its burden to have it excluded from the Proposal.

Although the Proponents believe the Proposal to be accurate as written, the Proponents would be willing, if the Staff were to determine it is necessary, to edit the Proposal as follows:

1) the reference to environmental contamination in the third paragraph can be revised to say "environmental contamination due to the facility's operation prior to the gas disaster" and

2) the references to the U.N. Norms can be revised to say U.N. Norms and Commentaries (or in the alternative to delete the second bullet).

CONCLUSION

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. As demonstrated above, the Proposal is not in any way a request for a risk assessment and is simple and clear request for a report on the steps the Company has taken to address the Bhopal site. The Proposal is essentially the same proposal that the Staff allowed in 2004 and likewise should be permitted again.

In the event that the Staff concludes that certain parts of the document may require revision, please be advised of the willingness of the Proponents to make needed modifications. Also, we respectfully request an opportunity to confer with SEC staff in the event that the staff should decide to concur with the Company.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

Attachments

cc:

Ronald O. Mueller, Attorney at Law
    Gibson, Dunn & Crutcher LLP
Thomas E. Moran, Assistant Corporate Secretary and Counsel,
    The Dow Chemical Company
Kenneth B. Sylvester, Office of Comptroller of New York City, Bureau of Asset Management,
    Custodian New York City Fire Department Pension Fund
Julie Gresham, Director of Corporate Governance, Office of Comptroller of New York City
    Custodian New York State Common Retirement Fund
Geraldine Hoyler, Sisters of the Holy Cross, Inc.
Joellen Sbrissa, Sisters of St. Joseph of LaGrange
Mila Rosenthal, Director-Business & Human Rights, Amnesty International
Lauren Compere, Boston Common Asset Management, Inc.
Valerie Heinonen, Sisters of Mercy of the Americas, regional Community of Detroit Charitable Trust
Mary Brigid Clingman, Sisters of the Order of St. Dominic

APPENDIX

Memorandum presented to Dow by Bhopal survivors at their India headquarters, Corporate Park, Chembur, Mumbai

To
Michael D. Parker
President & Chief Executive Officer
The Dow Chemical Company

Via
Mr Ravi Mutukrishnan
Managing Director
Dow Chemical International Private Ltd.
Unit 1, Corporate Park
Chembur
Mumbai

Wednesday 28th February 2001

Mr Parker,

On the recent completion of your company's merger with the Union Carbide Corporation and in the context of your ongoing plans for large scale investment in India, we wish to present the following on behalf of the National Campaign for Justice in Bhopal.

The National Campaign for Justice in Bhopal is a network of peoples' organisations committed to securing justice regarding the issue of the December 1984 Union Carbide gas disaster in Bhopal.

As you may be aware over 20,000 people have died in Bhopal in the last 16 years and the death toll continues to rise by 10-15 every month. There are still over 120,000 chronically ill survivors desperately in need of medical attention. You must also know that the Union Carbide Corporation from the time of the disaster to this day withheld vital medical information and seriously impeding the medical care of survivors in Bhopal.

Young people who were exposed to the toxic gases in their mother's wombs and even those born to gas exposed parents suffer from retardation in physical growth and mental development. Severe menstrual irregularities are common. Latent carcinogenic effects of Union Carbide's gases have led to an alarming rise of cancers in the gas exposed population. Due to exposure-induced impairment of the immune system, tuberculosis and other infectious diseases are three times more prevalent in Bhopal than in unexposed populations. We are also very concerned about the many children born with

deformities as a result of their parents' exposure to Union Carbide's chemical cocktail that included methyl isocyanate, hydrogen cyanide, mono-methylamine and at least 20 others.

Over 5000 survivors of the disaster who live in the vicinity of the abandoned Union Carbide factory are drinking water contaminated with cancer causing and other toxic chemicals. This hazardous contamination is a result of the reckless dumping of chemical waste by Union Carbide and its magnitude has been well documented. The Citizen's Environmental Laboratory in Boston, Greenpeace and even the Indian government's own laboratories have reported severe contamination.

While the disaster continues in Bhopal, former Chairman, Warren Anderson, and the authorised representatives of the Union Carbide Corporation continue to abscond from the Bhopal court and have been for the last nine years.

We know for a fact that in the course of the merger you wilfully suppressed the pending criminal liabilities of the Union Carbide Corporation. Your shareholders have not been fooled and have filed a class action suit charging you, 16 of your colleagues and the company, with causing potential financial harm by merging with Union Carbide. The earlier class action suit filed by us against UCC and Anderson is, as you know, ongoing.

We are given to understand that our country figures high in your future investment plans. We know of the four subsidiaries you operate here and your immediate plans for investing U.S $1 billion. We also know that we have the power to disrupt your business plans in India. We are today launching our campaign against the production and sale of Dursban – the neurotoxic household chemical that you were forced to withdraw in the U.S last year.

We now look forward to your response to our following demands:

- **Accept the pending criminal and other liabilities of the Union Carbide Corporation related to death and injury in Bhopal, and make adequate payments for long-term medical care, research and monitoring of victims.**

- **Release the medical information on the leaked gases withheld by UCC, as a "trade secret".**

- **Pay for the economic rehabilitation of families impoverished as a result of the disaster.**

- **Clean up the contaminated soil and groundwater in and around the Bhopal factory.**

.....And while you are at it, we would much appreciate you telling us why you have withdrawn Dursban in the U.S and are now

promoting it full on in India. What possible justification can you have for this double standard?

We present you this memorandum with a knock at your door. If we do not hear from you in the next two weeks at the address given below we will take that to mean that we need to knock harder.

We hope that you and your colleagues will give this matter some serious thought. We look forward to your quick response.

The National Campaign for Justice in Bhopal
Contact: *A542 Housing Board Colony, Aishbag, Bhopal 462 001*

A national network comprising:
Nirashrit Pension Bhogi Sangharsh Morcha, Bhopal
Bhopal Gas Peedit Mahila Stationery Karmachari Sangh
Bhopal Group for Information & Action
Girni Kamgar Sangharsh Samiti
Maharashtra Kamgar Sangharsh Samiti
Indian Federation of Trade Unions
Nari Atyachar Virodni Manch
Lokshahi Hakk Sangajhana
Sarva Mazdoor Sangh

The dead zone

It is 18 years since the Union Carbide plant in Bhopal exploded, killing and maiming countless thousands as toxic gas swept over the city's poorest inhabitants. Its US owners deserted the devastated site three years ago, still contesting their liability to pay the victims compensation. But the legacy of the disaster, and the continued lack of any clean-up operation, claims more lives even today. Report by Derek Brown

Derek Brown
Saturday September 21, 2002

Guardian

The world's worst industrial accident happened in the Indian city of Bhopal around midnight on December 3 1984. The date and scale of the disaster are among the few undisputed facts. But Bhopal didn't just happen in 1984: it has been happening ever since. Babies are born with monstrous deformities. Young people are physically twisted and brain damaged by the ongoing contamination. Older people are spluttering out their lives, their lungs, eyes and other organs corrupted by the gas that spewed from the Union Carbide pesticide plant, after a tank containing 40 tonnes of lethal methyl isocyanate (MIC) exploded.

The story of Bhopal is one of unrelieved human misery. It is also a story of greed, opportunism, and of sloth and rank incompetence at official level. Rarely has injustice been so visible, or so cynically unredressed.

Something of the extent of the tragedy is captured in a series of photographs taken in Bhopal earlier this year by Andy Moxon. It was clearly a stunning experience. "You can get beauty out of horror," says Moxon. "I often think that, in photojournalism, it is always about horror. I found I was able to take pictures in Bhopal, for instance, of the piles of waste, which were like the pictures of the mounds of shoes at Auschwitz, in a lovely golden light."

No amount of light, golden or otherwise, can soften the horror and pathos of Bhopal today. The state of the Union Carbide plant is a disgrace. When the company finally left the city in 1999, it left behind around 5,000 tonnes of process and waste chemicals - toxins that have leached into the soil and water in and around the factory. Amid the skeletons of rotted pipework, Moxon discovered mounds of bagged chemical waste, collapsed storage tanks and small puddles of deadly mercury spilled from broken seals.

More heartbreaking by far, however, is the human detritus. Men such as Yaqub Begh, half-blind and still waiting for effective treatment after nearly 18 years. Young women such as Lilavati, gassed as a child and now with severe mental health difficulties, unable to speak. Women such as Pan Bai, who at 29 is steadily going blind with advanced cataracts, but whose husband

doesn't want her to have treatment in case she loses her sight altogether and can no longer look after their family. Boys such as 10-year-old Govind, born six years after the explosion, with hideous deformities of the chest and back.

The most commonly quoted statistic is that around 4,000 people were killed in the hours after the gas leak, and another 200,000 subsequently affected. Even now, however, there are any number of counter-bids in the grisly auction of death and suffering. Some put the initial death toll at 2,000; others at 8,000. (The latter is more plausible, given that around 7,000 shrouds were sold in Bhopal in the three days after the leak.) The office of Bhopal's medical commissioner registered 22,149 directly related deaths up to December 1999. But the fact is, we will never know the exact figure. Whole families were wiped out, and had no living relatives to report their passing. Others were buried or cremated quickly. At the railway station, where a tribe of Gypsies was encamped, everyone perished; no one was left alive to say who they were.

In 1987, I visited Bhopal to report on the tragedy. The city was suffocating for a second time, this time in thick clouds of paper. Officials were toiling through mounds of compensation claims and rehabilitation projects. Lawyers were compiling extravagant schemes to prosecute Union Carbide. In the bustees, or slums, the real victims were working out their own unrealisable compensation claims.

I met Chandra Singh in his hovel close to the derelict plant. He had a tin trunk full of paper, detailing his meticulously calculated claims for a dead son-in-law, a severely affected 12-year-old daughter, and his own general physical suffering and mental anguish. The grand total worked out at 1 crore, 49 lakhs, 38,383 rupees and 33 paise, or £635,675.89 at the then exchange rate. No doubt he is waiting still.

In 1986, Union Carbide lawyers convinced a New York court that it was not competent to judge the value of lives in the developing world, and the case was transferred to India. There, the government demanded damages of $3.2bn, and a Bhopal judge ordered Union Carbide to make interim relief payments of some $300m, to be deducted from any final payment. The company contested the ruling, first in the regional courts and then in the Supreme Court.

In 1989, while the Supreme Court was still considering the company's latest submissions, the government settled out of court for just $470m - less than a tenth of the compensation Exxon paid after the Exxon Valdez oil spill in Alaska, an incident that killed nobody. Around $240m still sits in government coffers. The most recent official records available, published in 2000, show that 8,394 claims of personal injury and 570 claims relating to deaths were still to be decided. Some 550,000 injury awards had been made, at an average of $529 per person. More than 14,000 awards had been made to families of the dead, at an average of $1,170. At the same time, more than 450,000 claims had been rejected, many on pettifogging grounds to do with incorrect form-filling.

The pursuit of criminal justice has been no less shambolic. In the hours after the blast, Union Carbide's chairman, Warren Anderson, decided against most advice to fly to Bhopal from the company's Connecticut headquarters. It was a principled decision and, for him, a bad one. To his horror, he was promptly arrested. The central government in Delhi, eager to maintain and attract foreign investment, was every bit as horrified as Anderson, and within 24 hours he had been freed on bail of 25,000 rupees (less than £1,500). He gave an undertaking that he would

return to face any subsequent court summons, and then left the country, never to return.

Anderson is now an "absconder", a term with more serious connotations in India than in Britain. This summer, there was outrage when the Central Bureau of Investigation proposed that the outstanding charge against Anderson be reduced from culpable homicide, which is extraditable, to negligence, which is not. (Culpable homicide carries a maximum sentence of 20 years, negligence only two.) The chief judicial magistrate in Bhopal, Rameshwar Kotha, gained national hero status when he rejected the proposal: "There is no sense in reducing the charge, since Warren Anderson, who has been declared an absconder and against whom a permanent arrest warrant has been issued, has not appeared in any court," he said.

Anderson is, therefore, still subject to extradition, a condition that remains somewhat notional, given that the Indian authorities have made no serious move to secure his appearance in court. A couple of years ago, the former chairman - he retired in 1986, and is now 80 - was rumoured to have gone into hiding, apparently abandoning his home in Bridgehampton, Long Island, and his equally desirable condo in Florida. Last month, he was run to earth by Greenpeace - at his home in Bridgehampton. The Indian authorities say they have now begun gathering evidence as part of the extradition process.

From the outset, the Bhopal plant was a botched concept. Its purpose was to supply a miracle cure for the plague of insects that devours India's crops. That cure was Sevin, a pesticide derived from a deadly brew of chemicals, the most potent of which is MIC.

On the night of December 2 1984, at least 40 tonnes of MIC were seething in storage tank number 610. The tank was nearly 90% full, despite a rule that it should never be more than half-full. The contents had become contaminated with water, introduced via a faulty valve. The cooling system wasn't working. Checks throughout the factory were desultory. Staff on the night shift at the MIC unit had been cut from six to two; training had been slashed from six months to 15 days. Most safety systems had been turned off, on cost-cutting grounds. Soon after the night shift noticed pressure rising in the MIC tank, it exploded, and a deadly cloud of gas drifted towards the bustees that crowded the perimeter. When MIC breaks down, it produces hydrocyanic acid, which ravages internal organs, especially the lungs, heart and brain, halting transmission of oxygen in the blood. Victims literally drown in their own body fluids.

Within days of the disaster, Union Carbide officials, after initially pinning the blame on Sikh terrorists, said that tank 610 had been sabotaged by a disgruntled employee. That was as believable then as it is now. Wisely, perhaps, the company has since maintained almost complete silence. (In 1999, it merged with Dow to form the world's biggest chemicals corporation, with annual sales of around £20bn.)

The issue of compensation has been mired in endless arguments as to how it should be calculated. Many Indians say that the victims should be compensated much as an American would be under similar circumstances. Union Carbide lawyers dismiss this claim, saying that incomes and living standards in Bhopal are a fraction of those in the US, and that compensation should be calculated accordingly.

Indian officials, at both state and national level, seem to share the corporate world's desire for Bhopal and all it stands for simply to fade away. After all, they've done their bit: they used part

of what little compensation Union Carbide has paid on municipal improvements. They have even addressed local medical needs, building the Malikhedi hospital and a more grandiose complex run by the Bhopal Medical Hospital Trust (BMHT), which was established through the sale of Union Carbide shares in India.

But Malikhedi hospital is deserted. It has no doctors, no staff, no equipment and no patients. The only occupant is a security guard, though what he is guarding is not immediately apparent, until a tour reveals strings of onions hanging in rooms designed for patients. The BMHT complex, on the other hand, is big, shiny and well equipped - but it rarely deals with any gas victims. One reason for this is that, while it was built exclusively to provide free treatment for them, it is an impossibly expensive 45-minute rickshaw ride away from the bustees. Another reason is that, officially at least, there are no gas victims in Bhopal any more - according to the bland local government line, illnesses and deformities are merely the consequence of living in poor conditions. Dr PS Vaish, the director of BMHT, said recently, "There is no data to prove that exposure to gas has increased any particular type of illness in the residents of Bhopal." The third, more obvious reason is that corporate and private patients are more lucrative. In an interview last year, the hospital's public relations officer Sangmitra Mohyanti said, "We take in about 10% of private patients now. I'll be very happy when this becomes a commercial hospital in eight years!"

But, despite the denials, there is evidence that the gas is still insidiously at work. In the years soon after the disaster, spontaneous abortions and infant deaths in the worst-affected areas were running at around 400 a year, 10 times the national average. Today, there is an abnormal incidence of menstrual problems, eye inflammations, breathing disorders, cancers, neurological problems and TB. At least 1,000 people a year die prematurely from the effects of exposure to MIC.

There are, however, some rays of light amid the gloom. Campaigners and volunteers work tirelessly to help victims secure medical treatment and compensation. An international support movement, spearheaded by Greenpeace, operates through www.bhopal.net. In Bhopal itself, there is a coalition of vociferous support groups, run mainly by women. Free medical treatment is offered by the Sambhavna Trust (www.bhopal.org.) set up in 1986, initially with funds raised by readers of the Guardian. Yet, for all the campaigning, there is little sign of real action in the courts or, more importantly, on the ground.

In the west, we have, as is right, marked the anniversary of the unspeakably dreadful events of September 11 last year. In three months' time, will we spare a few moments to mark the 18 wasted years of suffering in Bhopal?

• Additional research: Tim Edwards.

Andrew Moxon's photographs of Bhopal will be exhibited at the Hereford Photography Festival from October 12-November 9; call 01989 730526 for details. The Bhopal Medical Appeal administers funds for the Sambhavna Clinic. For further details and to make a donation, call 0800 316 5577.

APPENDIX 3

Bhopal 'faces risk of poisoning'

By Paul Vickers
BBC News, Bhopal

Thousands of Indians around Bhopal remain at risk of poisoning 20 years after a major disaster in the city, an investigation by the BBC has revealed.

Four thousand people died after an explosion and toxic gas leak at a pesticide factory owned by US company Union Carbide in 1984.

Union Carbide India Limited was responsible for cleaning up the site.

But thousands of tonnes of toxic waste are still stored inadequately nearby, poisoning the town's water supply.

We took a sample of drinking water from a well near the site.

Disputed results

It had levels of contamination 500 times higher than the maximum limits recommended by the World Health Organization.

The local people who drink this water every day are exposing themselves to a substantial chemical hazard associated, over time, with liver and kidney damage.

Union Carbide disputes the test results.

The company says when it handed the site back in 1998 it "found no evidence of groundwater contamination".

When we presented details of the chemicals we found, it said it was "not aware of any evidence to support such claims".

But there are still thousands of tons of toxic waste on the abandoned and dilapidated site, lying in piles exposed to the weather.

We found pools of mercury lying on the ground, skips full of poisonous material and in some sheds, chemical waste in bags that was still highly dangerous.

In one building on the site, the atmosphere was so poisonous I could barely breathe.

When it rains - especially in the monsoon season - rainwater washes these chemicals into puddles, streams and eventually into the ground water.

Unsurprisingly the wells have become contaminated. But people drink from them all the same.

Those who do, complain of a pattern of symptoms, including pains in the stomach, headaches, anaemia, and gynaecological problems.

Although they know the water is unclean, they say they have no other source to drink from.

Story from BBC NEWS:
http://news.bbc.co.uk/go/pr/fr/-/1/hi/world/south_asia/4010511.stm

Published: 2004/11/14 08:16:15 GMT

Appendix 4

Excerpt from:

The Changing Landscape of Liability:
A Director's Guide to Trends in Corporate Environmental, Social and Economic Liability
SustainAbility, UK, 2004

Study 4

Legacy

Lessons in hidden liability

In the spirit of transparency, SustainAbility wishes to disclose that Dow is a partner in its *Engaging Stakeholders Program*, paying £7,000 per annum for participation. Dow has not had (nor have they sought) any influence on the content of this report, beyond correction of factual errors. SustainAbility has had extensive exploratory discussions and correspondence with Dow management on the Bhopal issue and appreciates the inputs they have made; we have also visited Bhopal as part of the research for this case study. All time and expenses related to this were borne by SustainAbility.

Bhopal ranks alongside Chernobyl as one of the worst industrial disasters of all time. In December 1984, a pesticide manufacturing plant operated by Union Carbide India Limited (50.9% owned by Union Carbide Corporation) leaked vast quantities of MIC gas. Thousands of victims died,[115] and campaigners on the ground claim that the toll grows by about thirty victims a month as a result of exposure two decades ago. Hundreds of thousands more suffer chronic injury, social dislocation and psychological distress. Victim support groups contend that the next generation is suffering a range of illnesses and development defects as a result of *in utero* exposure, and that historic ground and water contamination continue to harm local health.

Union Carbide, the parent company of the operators of the plant, became the focus of huge media coverage and legal exposure overnight. In this Study, we show how Dow – by acquiring Union Carbide in 2001 – is itself now facing demands to address ongoing issues surrounding the Bhopal disaster.

Dow steadfastly maintains that it has no responsibility, legal or moral, for the Bhopal legacy, and has maintained its position against investors, campaigners, customers, suppliers, politicians and even its own staff. Dow's position is simple and may – or may not – be well founded in law, but – in light of new interpretations of moral liability – probably unsustainable.

The challenges of Bhopal are, however, by no means limited to the roles of Union Carbide and Dow. Any analysis of the Bhopal tragedy and subsequent events is bound to conclude that the state and federal governments of India have failed the victims as well.

Two decades after the tragedy, much of the settlement funds paid by Union Carbide to the government has still to be distributed to the benefit of the victims.[116] The medical follow-up has been inadequate, unsustained and cloaked in secrecy. The site which reverted to state control still awaits decontamination and is not sealed from the local community whose children and animals wander into the site. The Indian government has much to answer for in the continuing crisis in Bhopal

But the focus of this report is new and emerging forms of risk for business and the experiences of Union Carbide and more recently Dow illustrate how hidden liabilities can and will emerge to threaten reputations and licence to operate. While the case study concentrates, therefore, on the issues and learning from Bhopal for business, there are clear lessons too for the need, as globalisation develops, for new models of cooperation and collaboration between governments and business in jointly securing a fair and efficient resolution of the health, environmental and social impacts of industrial accidents.

Dow's acquisition of Union Carbide creates new wave of activism

The 1989 settlement ($470 million paid to the Indian government) was negotiated as a comprehensive final settlement at the end of protracted legal actions, but was amended in the Indian Supreme Court in 1991 to reinstate the criminal charges. Yet, numerous campaigners, journalists, professionals and opinion-formers argue that facts have been concealed; that failures in safety systems, processes and equipment were the primary cause of the accident; that the medical legacy is vastly greater in terms of death, disability and congenital defects than any official estimate; and that current groundwater contamination is directly attributable to Union Carbide's activities.

'We have no responsibility in this matter. There is nothing more we can do.'
A Dow spokesman, when challenged on the Bhopal legacy shortly after the announcement of their acquisition of Union Carbide in 2001

The Bhopal tragedy: a brief history

1984 December
Union Carbide India Limited's (50.9% owned by Union Carbide Corporation) pesticide manufacturing plant suffers catastrophic release of MIC gas. Over 3,000 local inhabitants die and many more are injured. Final tolls of deaths and injuries vary wildly from under 8,000 to over 20,000. Union Carbide's early responses to the tragedy are proactive, but progressively thwarted by the political climate at the time: as the litigation issues mushroomed, the matter rapidly shifted to lawyers to resolve.

1985 March
India adopts the Bhopal Gas Leak Disaster (Processing of Claims) Act (the 'Bhopal Act') to give the Indian government exclusive authority to represent victims of the Bhopal disaster in courts around the world.

1989
A 'final' settlement is reached. Union Carbide Corporation agrees to pay $470 million to the Indian government who will be responsible for its application to the benefit of the victims. $330 million (much of this being accrued interest) still awaits distribution. In 2004 a court order has been issued requiring the balance to be paid to the victims and their families.

1991
Indian Supreme Court affirms the civil part of the settlement, but reinstates the criminal portion of the original charges against Union Carbide India Ltd, Union Carbide and its former CEO Warren Anderson. These cases remain pending.

1994
Under threat of seizure of their Indian assets, Union Carbide Corporation disposes of their shareholding in Union Carbide India Limited by selling its interest to another Indian company for $90 million, all of which is put into a trust and ultimately gifted to provide for the building and running of a hospital in Bhopal dedicated to the victims.

1997
Indian government closes the victims' compensation claims applications.

1998
The Bhopal site reverts to state control when the state government revoked the lease: the issue of responsibility for site decontamination is still under legal dispute.

2001
Dow's acquisition of Union Carbide Corporation re-kindles activist, legal and media interest and there are continuing legal actions in relation to environmental damage and victims' compensation.

Present
Dow's position officially remains that it has no responsibility for the tragedy and its aftermath given that all liabilities were agreed and settled in 1989; that neither Union Carbide nor Dow had or has direct or indirect ownership of the Bhopal site; and that there is conflicting evidence of new health or environmental residual impacts.

Dow has discussed the issue with groups representing survivors with little progress to report from either side.

At the time of acquisition, Dow claimed their due diligence gave them complete comfort on past and future liabilities (in spite of outstanding criminal charges). A variety of stakeholders, however, believe Dow to have inherited an obligation to address the most serious continuing environmental and health consequences. Campaigners who attacked Union Carbide for 16 years with limited success refocused their efforts at the time of Dow's acquisition of Union Carbide and fought hard to ensure that Bhopal was not forgotten with the disappearance of the Union Carbide name (the Union Carbide Corporation still exists but does not trade).

Campaigns focused on Union Carbide (and now Dow) are wide-ranging and include:

- **Victims' groups**
  The victims' campaign has refused to accept the compensation as equitable and continues to press for the criminal case to be pursued in court.

- **NGO campaigns**
  Greenpeace has adopted the issue as an international icon campaign in the lead up to the 20th anniversary of the tragedy in December 2004. Bhopal Medical Appeal continues to run awareness and fund raising ads in the UK.

- **Shareholder resolutions**
  Boston Common Asset Management – a fund manager specialising in socially responsible investment – argued in favour of a resolution: 'Dow Chemical senior executives purport to be committed to sustainable development but they continue to deny any legal or moral responsibility for the victims of the Bhopal disaster. We feel that if Dow continues to do nothing to resolve this issue it may cause serious damage to Dow's reputation, which may affect its growth prospects in Asia and beyond.'[117] Although the resolution was rejected by 96% of voted shares, it led to negative media coverage.

- **Investment ratings**
  Innovest – a US firm that analyses companies' performance on environmental, social, and strategic governance issues – issued a risk report on Dow early in 2004. In the press release accompanying the report, Innovest observe: 'Moreover, Dow's ability to carry out transactions and move into new markets could be hindered by its reputation related to its connection with Union Carbide. Union Carbide's status as "absconder from justice" in India may also jeopardize Dow's assets in that country, and create conditions by which the US becomes an alternative legal venue for claims against the company. Efforts are currently underway in the US congress and UK and European Parliaments to force Dow and Union Carbide to take full responsibility for Bhopal. The issue has the potential to become a significant public relations problem for the company.'[118] It should be noted, however, that there is no evidence to date that mainstream equity and bond analysts covering the chemicals sector have changed their ratings of Dow as a result of the Union Carbide acquisition.

- **Political pressure**
  A group of 18 US Congressmen recently called on Dow Chemical to 'finally address the extreme environmental and health problems created 20 years ago'. They held that the company had 'not yet addressed the liabilities it inherited' and should immediately take steps towards reparations in Bhopal. In a speech on the House floor, their leader, Congressman Frank Pallone, announced, 'In an effort to restore basic human rights to the people of Bhopal, [we] are circulating a letter to the CEO of Dow Chemical asking that Dow take responsibility for the disaster it inherited in 1984 and that it co-operate in meeting the demands of its victims.'
  A similar plea was made by 53 UK parliamentarians.

- **Media**
  Investigative writers and journalists have drawn broadly critical conclusions. *Five Past Midnight in Bhopal* which has already sold more than one million copies in Europe gives an alarming account of corporate incompetence and short-sighted decision making. An article in *The New Scientist*, a respected British journal, concluded that Union Carbide and Dow's responses reflect a staunch adherence to the company line, and alleged that both companies have been in possession of documents that contradict their public positions.
  A Union Carbide attorney rejected these accusations in a letter to the journal[119] which attracted a rejoinder from campaigners – whatever the intricacies of the argument, the damage to Dow's reputation was probably already done.

- **Students**
  Campus protests have been developing in the US and in Dow's home state, students campaigning in 2003[120] began looking for other skeletons in Dow's cupboard as a means of gaining leverage.

In spite of Dow's denial of responsibility, these public protestations have the potential to progressively undermine the company's reputation, staff morale, 'licence to operate', and ultimately shareholder value. As Dow acknowledged in our discussions with them, their confidence in their legal innocence is proving ineffective at disarming residual perceptions of company responsibility with concerned stakeholders.

Some of the main demands of Bhopal activists include:

- **Decontamination of the site.** Technically, responsibility for the site now rests with the state government to whom the lease reverted in 1998. More recently, however, the Indian Government, with the state's support, has made a submission to a US court which could open the way to hold Union Carbide still responsible for the clean-up.

- **Development of a comprehensive Bhopal database.** The Indian authorities stopped routine medical assessments in 1992. There are no comparative studies to test whether Bhopal is suffering abnormal disabilities, deaths and congenital problems.

- **Revisiting the scale of damage agreed in the 1989 settlement.** Union Carbide (and now Dow) maintained that there are no residual impacts beyond those accepted in the settlement attributable to the tragedy in terms of health. Yet as discussed above, activists argue that the damage is much greater than originally thought, as gynaecological problems in girls and growth abnormalities in boys become apparent.

- **Opening of a new case** seeking compensation for the health and social impacts of soil and groundwater contamination unrelated to the gas leak.

'The year 2003 was a special year in the history of the campaign for justice in Bhopal. It was the year when student and youth supporters from at least 30 campuses in the US and India took action against Dow Chemical or in support of the demands of the Bhopal survivors. As we enter the 20th year of the unfolding Bhopal disaster, we can, with your support, convey to Dow Chemical that the fight for justice in Bhopal is getting stronger and will continue till justice is done.'
Rasheeda Bi, Champa Devi

Dow's response to date

At the time of the accident in 1984, Union Carbide's initial response was textbook crisis management. The company claimed moral responsibility within 24 hours, the CEO Warren Anderson insisted (against the advice of some of his own advisers) on flying to the scene of the tragedy, and teams of chemical and logistics experts were assembled to address a range of critical health and safety issues at the Indian plant and in its locality.

But the instinctive, proactive and accountable approach was to be short lived. On his arrival in Bhopal, Anderson was arrested, sparking a diplomatic incident resulting in his release and rapid retreat to America. Meanwhile, the company's stock came under pressure as the scale of the potential liability became clearer. Soon, lawyers began to take control and have had a major influence on Union Carbide's and – following acquisition – Dow's management of the issue since.

Publicly, Dow has held firmly to the line that the company inherited no legal or moral liabilities for the Bhopal legacy. As then CEO Michael Parker wrote to employees just before the 18th anniversary of the tragedy, when the company had become a target for Greenpeace campaigning, '. . . what we cannot and will not do – no matter where Greenpeace takes their protests and how much they seek to undermine Dow's reputation with the general public – is accept responsibility for the Bhopal accident.'[121]

One of Dow's arguments is that because Union Carbide Corporation was primarily a shareholder in the Bhopal plant with minimal involvement, it cannot be held responsible for standards at the plant or for the results of events such as the 1984 gas leak. Union Carbide Corporation had, at the time of the tragedy, a 50.9% shareholding in Union Carbide India Limited, which had explicit responsibility for the design, build, running and maintenance of the plant. Agreements imposed by the Indian government required that all stages of the plant's lifecycle be managed and operated by Indian nationals. Furthermore, it is argued, if shareholding involvement alone gave rise to responsibilities for remediation and compensation in the event of an accident, small or institutional investors would also have a proportionate obligation. To distance the issue even further, Union Carbide Corporation's shareholding in Union Carbide India was sold in 1994 for $90 million, all of which was given to a trust to establish a hospital for the victims outside of the terms of the settlement.

Yet many dispute this interpretation.[123] Union Carbide Corporation was a principal party and partner to the Indian venture, which was established to develop its Sevin business in a major sub-continent. At the time of the tragedy, it had majority control of the business, it lent the Union Carbide name to reflect its parentage and it provided expertise and training to the Indian design and management teams. As majority owners it could be argued, therefore, that Union Carbide Corporation then had – and Dow has now inherited – a special responsibility for the consequences of accidents such as the gas leak.

Dow has had numerous meetings with victim support groups and declared its willingness to listen to concerns and to consider humanitarian gestures in Bhopal. Yet it is unwilling to admit a link: 'despite the fact that we clearly have no legal obligations in relation to the tragedy, we have, for some time, been exploring various philanthropic initiatives which might address some of those needs – just as we do in other parts of the world where we have business interests.'

On the whole, Dow's communication related to Bhopal is brief and factual, plays down the profile of the issue, and avoids being drawn into the minefield of subtle legal and moral arguments that still surround the case. As a result, the balance of information and opinion in the public domain is heavily weighted to adverse comment on and assessment of both Union Carbide and Dow's handling of the tragedy and its aftermath. An informed researcher finds limited data from Union Carbide / Dow, with the main source being www.bhopal.com.

Paradoxically, Dow's approach may be helping to keep debate and protest alive. The sparse facts provided fail to acknowledge – let alone address – many of the key points and concerns raised by stakeholders. Figure 22 lists some of the issues that neither Union Carbide nor Dow has answered to the satisfaction of various stakeholders.

Legally protected, but morally liable?

While Dow may be proven right in denying any legal obligations (though criminal charges are still outstanding against Union Carbide), expectations of corporate responsibility have changed significantly since 1984. Perceived failure to act responsibly can leave a company 'legally innocent but morally guilty' in the eyes of society.

As discussed earlier, intergenerational justice now looks backwards as well as forwards, as seen in the recent payments made by multinationals for collaboration with the Nazis or for the use of forced or slave labour. Similarly, distance in time or on along the value chain offers ever less protection, as Nike and others have seen in relation to contractor working conditions. Moreover, compliance to the letter and even to the spirit of legislation and regulation can still leave a company heavily exposed to adverse public opinion (as in the case of Shell and the Nigerian controversy).

Undoubtedly, the Bhopal legacy is complex, and there is no silver bullet solution. Dow's response to this issue would inevitably set precedents that could adversely affect a range of other current and potential liabilities for the company. Nonetheless, if activists prove their case that health and environmental legacies are worse than originally thought, there is a powerful moral argument that Union Carbide India, Union Carbide Corporation and (now) Dow may face 'moral responsibility' for addressing them.

22 **Issues that neither Union Carbide nor Dow has answered to the satisfaction of stakeholders**

Topic	Issues raised by stakeholders
Accountability	Legacy obligations reflecting societal rather than legal expectations Ensuring a just outcome for the victims
Responsibility	Do Dow sustain the 'moral responsibility' accepted by Union Carbide Corporation in 1984?
Disclosure / Transparency	Full public disclosure of medical and chemical test data held by Union Carbide pre and post the gas leak
Legal	Dow's position on the outstanding homicide charges against Union Carbide and Warren Anderson in India
Financial	Status of original settlements View on Indian government's handling of settlement funds
Medical	Lack of monitoring and assessing evidence of reproductive and growth abnormalities in the next generation
Environmental	Site contamination Groundwater contamination
Political / Cultural	Justification for Union Carbide's majority holding in Indian subsidiary (against prevailing Indian policy) and implications for liability Allegations of corruption and undue influence prior to 1984
Social	Impacts on disrupted families Marriageability of victims' children

Source: SustainAbility

Without doubt, the Bhopal accident and its aftermath are of a scale and level of complexity that set it apart from other industrial disasters. Yet, we believe that the case offers useful lessons to companies that:

- Are considering major acquisitions.
- Have unresolved legacies in their current portfolios.
- Manage their business on the basis of a narrow compliance focus.
- Are under pressure from stakeholders on issues with moral/ethical dimensions.
- Apply different standards of environmental, health and safety protection in different countries.

Need for more robust due diligence processes and content

The clearest lessons are in the area of due diligence. Companies considering acquisitions or mergers are well advised to pay close attention to the unfolding Bhopal controversy. Traditional 'due diligence' has focused narrowly but deeply on financial and legal current and potential liabilities. This could well give a clean bill of health to an acquired company that is nonetheless vulnerable to a range of less tangible risks to reputation or to the balance sheet more directly.

New lenses of current and potential liability offer a very different assessment of value at risk. As US consultants to the energy and chemical industries observe in a recent paper entitled 'EHS Due Diligence in Global Transactions',[122] 'In our experience, it is not unusual to see the biggest risks at the smallest, most remote sites. A company may be selling or buying a dozen sites around the world and the smallest site in "East Nowhere" will cause the biggest headaches in negotiations and create the largest liabilities. We've seen major, well-respected multinational companies operate in ways that you wouldn't believe in out-of-the-way places, unknowingly incurring Bhopal-type risks.'

Exposure to market risks in spite of compliance

As discussed earlier, the court of public opinion is becoming at least as powerful as courts of law in terms of potential impact on a company. Societal views of justice shift over time and make compliance an increasingly inadequate strategy: winning in the courts or with regulators can still lead to losing in the market. Even when companies hold to the letter of the law they can run into serious and expensive problems if they are seen to breach society's values or expectations, as Shell found out with Brent Spar (sea disposal of oil platform), Nike with child labour, and Monsanto and others over genetically modified crops.

Changing boundaries of accountability

In the case of Bhopal, significant failings arguably fall to the Indian federal and state governments whose bureaucracy and inefficiency have resulted in the majority of the compensation funds still not being distributed to the victims and in the Union Carbide site (owned and controlled by the state of Madhya Pradesh) lying contaminated. Yet it is the corporate players who have been most criticised. Both Union Carbide and more recently Dow have been very silent on this issue. Shell were similarly silent during the Saro Wiwa trial in Nigeria, and the worldwide moral outrage that episode provoked caused Shell to revisit their Business Principles to include a commitment to actively uphold human rights.

The strategy of transferring accountability elsewhere, even though legally sustainable, is an increasingly weak defence. Ford initially distanced themselves from responsibility for the spate of fatal accidents involving tyre separation on certain SUVs, arguing that the problem lay with the tyre manufacturer, Firestone. Ford quickly realised that this was out of tune with society's – and indeed customers' – expectations: it was they who took the lead and initiated a second major tyre recall.

Increasing importance of engagement and disclosure

Engagement and exceptional disclosure are essential tools in addressing stakeholder concerns. Yet it is seen by many business leaders as either an abdication of management responsibility, or a transfer of control to groups with no legitimate role in a company's decision-making process. However, the companies that have begun to experiment with increased disclosure and stakeholder engagement almost always draw strategic value from the process, in addition to enhancing their position in the eyes of campaigning adversaries.

Increasing risk of previously legally settled cases being reopened

As expectations of corporate responsibility harden, previously legally settled cases risk being reopened. As discussed above, Bhopal activists are seeking to reopen the 1989 settlement on the scale of health and environmental damages caused by the accident as well as pursuing new actions for compensation on contamination issues not covered by the original settlement. Dow are also potentially exposed in this respect to the legacy of Agent Orange with victims whose symptoms first appeared after the closing date for compensation applications seeking to reopen the case in US courts.

Consistency of global environmental and social standards

In the case of Bhopal, it appears likely that standards of safety design, maintenance and emergency response were not equal to those applied in Union Carbide's US operations (but see Dow's position in Endnotes).[124] Whilst there may be sound historical reasons why this should be so, it raises issues in terms of global as opposed to local application of safety standards, and whether Union Carbide's ownership position obliged it to be more proactive in ensuring and assuring high safety standards. As globalisation develops, demands for corporate consistency will sharpen.

Appendix 5

Excerpt from:

Clouds of Injustice, Bhopal Chemical Disaster 20 Years On, Amnesty International, 2004

Full report transmitted via email.

to activists working with survivors, this is a common phenomenon. It also appears that the reduced ability of women to do housework because of illness or exposure-induced weakness may render them more vulnerable to abuse.

Pollution

The impact of the plant on human rights is not confined to the gas leak. Since the plant opened in 1970, it has been a source of environmental pollution. Even today the contaminated site continues to pollute the groundwater, the sole source of water for those around the plant, with toxins.

The Bhopal plant began manufacturing the pesticide Sevin in September 1977, using imported MIC. By February 1980, the plant was manufacturing MIC on site, as well as the pesticide Aldicarb (marketed as Temik), phosgene and monomethylamine, both used to make MIC.[64] All operations ceased in December 1984 after the gas leak.

Operational and waste disposal practices at the factory harmed the environment, even before the gas leak. Internal documents reveal that the US parent company was aware of numerous events at the Bhopal plant which had serious consequences for the environment.

UCC's engineering department warned back in 1973 that the design of the Bhopal plant, which used solar evaporation ponds for waste effluent, posed a "danger of polluting sub-surface water supplies in the Bhopal area". It stated that, "new ponds will have to be constructed at one to two-year intervals throughout the life of the project in order to address this problem."[65] A 1973 internal memo notes: "While similar waste streams have been handled elsewhere, this particular combination of materials to be disposed of is new and, accordingly, affords further chances for difficulty."[66]

A host of internal, governmental and non-governmental reports revealed that soil and groundwater around the plant site were, indeed, contaminated, but the company did not warn surrounding communities nor take substantive action to clean the site.

In **1980** a field storage tank for hydrochloric acid gave way from below, leaking acid into the soil.[67]

In **March 1982** UCIL sent a telex to UCE reporting a leak from one of the solar evaporation ponds and an emergency pond.[68] A second telex of April 1982 noted that "continued leakage from the evaporation pond [was] causing great concern."[69]

An Operational Safety Survey of the Bhopal plant site conducted by UCC personnel in **May 1982** concluded: "The housekeeping in and around the entire area


कार्बाइड
पानी
© Maude Dorr

Bhopal residents demonstrate for clean water, July 2004. Two months earlier the Indian Supreme Court had ordered the Madhya Pradesh state government to supply fresh drinking water to people whose supplies had been contaminated.

was found to be poor. The naphthol spillage is difficult to control but the general pile of old and oily drums, old pipe, pools of oil on ground, etc, create unnecessary fire and access problems in the area."[70]

In **May, June and July 1989** UCC conducted "preliminary" tests on solid and liquid samples drawn from "land-fill areas and effluent treatment pits inside the plant". Both liquid and solid samples were toxic to fish. The solid samples contained naphthol or naphthalene in substantial quantities, the liquid samples contained "naphthol and/or Sevin in quantities far more than permitted by the Indian Standards Institution (ISI) standards for onland disposal."[71]

In **April 1990** the National Engineering Environmental Research Institute (NEERI), commissioned by the Madhya Pradesh government to study the extent of pollution damage from the solar evaporation ponds, concluded that there was no soil or groundwater contamination due to seepage from the ponds.[72]

However, the same month the US National Toxics Campaign (NTC) released an analysis of soil and water samples taken from in and around the factory premises. Contrary to the findings of NEERI, this revealed the presence of numerous toxins including dichlorobenzene and polynuclear aromatic hydrocarbons, many of which are known carcinogens.

The NTC report tested for many more chemicals than NEERI.[73] Internally, UCC advised "caution in using the NEERI data" but UCC continues to cite the NEERI report in its defence.

In **November 1990** UCC officials discussed serious concerns about percolation of contaminants into the soil during monsoon rains. More contamination studies were advised "...primarily for our own understanding of the situation."[74]

In **1996** the Chief Chemist of the State Research Laboratory in Madhya Pradesh found toxic pollutants in 10 samples from communities near the factory.[75] It concluded: "It is established that this pollution is due to chemicals used in the UCC factory that have proven to be extremely harmful for health."[76]

In **October 1997** NEERI reported on waste disposal practices at UCIL. The report stated that solid and tarry wastes were dumped in just over one fifth of the total plant area and would have to be "remediated" to "restore the environmental quality of the plant premises".[77] The NEERI report concluded that some 17 sites within the factory had been heavily contaminated. Nonetheless, NEERI stated unequivocally that groundwater "meets the drinking water quality criteria" and estimated that it would be 23 years before contamination from waste disposal practices on the plant site had any effect on the groundwater.[78]

However, Arthur D. Little (ADL), an international consulting group hired by UCC to assist NEERI, had questioned NEERI's findings and conclusions before publication. ADL's comments on this NEERI report criticized its methodology and stated that "contaminant travel times to the aquifer below the site... could be significantly less than identified in the report."[79] It stated, "[O]ne can argue that the worst case scenario travel time could be two years". ADL said that conclusions about whether groundwater was fit to drink were too definitive given the limits of the data. None of these comments were reflected in the final NEERI report, which Dow has since used to assert an absence of contamination of local drinking water.[80]

In **July 1998** Eveready Industries India Ltd (EIIL), the renamed UCIL, surrendered the lease to the site while still conducting a remedial programme supervised by the Madhya Pradesh Pollution Control Board to dispose of solid and tarry residues and decontaminate soil around the waste disposal areas. Despite repeated entreaties from the Madhya Pradesh Pollution Control Board to EIIL to finish the clean-up programme, this had not been completed at the time of writing.[81]


© Radhna Dhingra

Two boys collect water from a contaminated well at Sunder Nagar, a colony in Bhopal, 2004. Pumps at contaminated wells are painted red by the government.

In **November 1999** Greenpeace released a report on Bhopal which concluded that the site and immediate surroundings were contaminated with chemicals arising from routine processes, spillages and accidents at the plant, or from dumped and stored materials on the site. Greenpeace found hot-spots of severe contamination with heavy metals and persistent organic pollutants[82] and noted that bags of Sevin were still stored on factory premises and that residue on remaining plant fixtures had not been cleaned.[83] The chemicals found included carbon tetrachloride, chloroform, trichloroethene, tetrachloroethene and dichlorobenzene. These chemicals were found in concentrations ranging from five to more than 600 times the limits recommended by the US Environmental Protection Agency. All are toxic, most probably carcinogenic.

A **January 2002** report by Shrishti and Toxics Link, a Delhi-based environmental non-governmental organization, found not only contamination in vegetables grown around the plant site, but also a bio-concentration of contaminants in breast milk samples taken from women in the surrounding areas.[84]

In May 2004, based on a report by the Waste Monitoring Committee,[85] the Supreme Court of India observed that "due to indiscriminate dumping of hazardous waste due to non-existent or negligent practices together with lack of enforcement by the authorities, the groundwater, and, therefore, drinking water supplies" have been damaged.[86] The Supreme Court passed an order instructing the Madhya Pradesh government to supply fresh drinking water through tankers to people whose potable water supplies were contaminated by pollutants from the plant.[87]

Water

In 1997, 250 hand-pumps around the plant were painted with new red signs declaring that the water they provided was unfit for drinking. In the absence of any other convenient source, most people in the surrounding communities continue to drink the water from the pumps.[88] At the time of writing, the state government had yet to implement the Supreme Court order to provide fresh water to these communities.

Hasina Bi of Atal Ayub Nagar, a neighbourhood in Bhopal near the plant, has been drinking the water from the hand-pump near her house for 18 years. She said: "*When you look at the water, you can see a thin layer of oil on it. All the pots in my house have become discoloured... green-yellow.*" She added: "*We have to travel at least two kilometres to get clean water – to Chola Nakka. My health is so bad that it prevents me from carrying the water I need from there.*"

Faujia, a 15-year-old girl who often goes to draw water from the pump, complained that the "*water is red here and it smells... like there is some medicine in it.*" Munni Bi said the water "*is bitter... difficult to swallow*". Their families live in Annu Nagar, an area in Bhopal, and the government freshwater tankers rarely, if ever, enter their neighbourhoods.

Many people who were not exposed to the gas leak developed health problems similar to those who had been exposed, probably from drinking contaminated water. Shehesta Kureishi, 35, moved to Annu Nagar after her marriage 12 years ago. She explained: "*Two and a half years ago, I stopped menstruating entirely. Initially, I had it every two months, then four months, then not at all.*" She also complained of pain from her lower back to her groin. Her seven-year-old son Ateeb complains of joint pains. Neither of these people were exposed to the gas, but both have been drinking contaminated water.

CHAPTER 2: Human rights law framework

The disaster in Bhopal was and remains a human tragedy and a tragedy for human rights. By using the human rights framework to examine what happened, we can see what obligations under international law have been breached and what protective standards failed. The human rights framework also points to mechanisms for holding governments to account if they fail to meet their obligations to respect, protect and fulfil human rights.

Acts and omissions related to the disaster at Bhopal violated the civil and political rights of the victims as well as their economic, social and cultural rights. At the very heart of the laws and standards that define human rights is the principle that all human rights are universal and indivisible – in other words, all human rights should be enjoyed by all people. The wide range of human rights – civil, cultural, economic, political and social – are interdependent and interrelated.[89]

There are some differences between the way that civil and political rights are guaranteed in international law, and the way that economic, social and cultural rights are guaranteed. Economic, social and cultural rights are to be fully realized progressively, according to the maximum resources available to states.[90] Nevertheless, there are more similarities than differences. Indeed civil and political rights too are to be fully realized progressively,[91] and both sets of rights

have a minimum core content, which states are bound to ensure in all circumstances.[92] Failure to comply with these obligations results in human rights violations.

Human rights treaties and standards are traditionally applied to states. Since India's accession to the International Covenant on Civil and Political Rights (ICCPR) and the International Covenant on Economic, Social and Cultural Rights (ICESCR) in 1979, the government of India and the state government of Madhya Pradesh, have been legally bound to respect, protect, and fulfil the human rights in the ICCPR and the ICESCR.[93] The USA, whose courts have exercised jurisdiction over some aspects of the Bhopal disaster, is also a party to the ICCPR and is bound by its provisions.

UN bodies – the Human Rights Committee and the Committee on Economic, Social and Cultural Rights – have interpreted the provisions of the ICCPR and ICESCR and monitored states parties' compliance with these treaties.

Human rights responsibilities extend beyond states. Since 1948 the Universal Declaration of Human Rights has provided a common standard of achievement which means that every individual and every organ of society bears responsibility for the universal and effective recognition and observance of the rights and freedoms it sets out.

Since the Bhopal disaster, this responsibility as it applies to businesses has been further elaborated by the UN Working Group on the Working Methods and Activities of Transnational Corporations.[94] In 2003 the UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights (UN Norms) were adopted by the UN Sub-Commission on the Promotion and Protection of Human Rights and transferred for discussion to the UN Commission on Human Rights. The preamble to the UN Norms notes that "transnational corporations and other business enterprises, their officers and persons working for them are also obligated to respect generally recognized responsibilities and norms contained in United Nations treaties and other international instruments."[95]

Violated rights

Right to life

The right to life is set out in the Universal Declaration of Human Rights and many other human rights treaties and standards. For example, Article 6 of the ICCPR, a legally binding treaty to which India acceded in 1979, states:

"Every human being has the inherent right to life. This right shall be protected by law. No one shall be arbitrarily deprived of his life."

The Human Rights Committee provides authoritative interpretations of rights under the ICCPR which are formulated in its General Comments. General Comment 6, paragraph 5, states: "The expression 'inherent right to life' cannot properly be understood in a restrictive manner, and the protection of this right requires that States adopt positive measures."

Amnesty International maintains that such measures would include the regulation of corporate activity to ensure that it does not threaten the right to life. In *EHP v Canada*, the UN Human Rights Committee found that a complaint alleging large-scale dumping of nuclear waste that threatened the lives of local residents amounted to a prima facie case for a violation of the right to life.[96]

Right to the highest attainable standard of health

Tens, possibly hundreds of thousands of people suffer chronic ill-health as a direct result of acts and omissions of the state and others in relation to the Bhopal disaster. Their right to the highest attainable standard of health has been violated. The right to health is enshrined in the ICESCR, also a legally binding treaty to which India acceded in 1979. This builds on the inclusion of health under the right to an adequate standard of living in the Universal Declaration of Human Rights (Article 25.1).[97]

Article 12 of the ICESCR states:

"The States Parties to the present Covenant recognize the right of everyone to the enjoyment of the highest attainable standard of physical and mental health."

The Committee on Economic, Social and Cultural Rights, in its General Comment 14 of 2000, clarified that the right to health is an inclusive right, which applies not only to health care, but "also to the underlying determinants of health, such as access to safe and potable water and adequate sanitation, an adequate supply of safe food, nutrition and housing, healthy occupational and environmental conditions, and access to health-related education and information, including on sexual and reproductive health."

Article 12(2)(b) of the ICESCR requires states parties to take steps necessary for "the improvement of all aspects of environmental and industrial hygiene". General Comment 14 clarifies that this entails "preventive measures in respect of occupational accidents and diseases" as well as "the prevention and reduction of the population's exposure to harmful substances such as radiation and harmful chemicals or other detrimental environmental conditions that directly or indirectly impact upon human health."

International treaties obligate states to respect, protect and fulfil human rights. For instance, with respect to the right to health:

- States are required to respect the right to health by not interfering with access to health. For example, they are obliged to change policies that obstruct people from accessing care.
- States are required to protect the right to health, by taking measures against those who abuse other people's right to health.
- States are obliged to fulfil the right to health by creating conditions that allow people to realize their right to health.[98]

Although rights under the ICESCR are to be realized progressively, according to the maximum of available resources,[99] states that ratify or accede to the ICESCR agree to obligations which come into effect immediately. In the view of the Committee on Economic, Social and Cultural Rights, these "minimum core obligations" are non-derogable;[100] in other words, they apply at all times and in all circumstances. Failure to realize these obligations may lead to a claim for a human rights violation. The Committee on Economic, Social and Cultural Rights has considered violations of the right to health to include: "failure to enact or enforce laws to prevent the pollution of water, air and soil by extractive and manufacturing industries."[101]

Right to a remedy

Those struggling for justice in Bhopal – for compensation, rehabilitation, acknowledgement of the harm they have suffered, and for those responsible to be held to account – have had little or no success. They have been denied their right to a remedy for violations of their human rights.

The right to a remedy is set out in the ICCPR. Article 2 states:

"Each State Party to the present Covenant undertakes:
(a) To ensure that any person whose rights or freedoms as herein recognized are violated shall have an effective remedy, notwithstanding that the violation has been committed by persons acting in an official capacity;
(b) To ensure that any person claiming such a remedy shall have his right thereto determined by competent judicial, administrative or legislative authorities, or by any other competent authority provided for by the legal system of the State, and to develop the possibilities of judicial remedy;
(c) To ensure that the competent authorities shall enforce such remedies when granted."

The Committee on Economic, Social and Cultural Rights likewise recommends that states provide judicial remedies in respect of rights which may, in accordance

with the national legal system, be considered legally enforceable. The Committee also refers to the right to a remedy under the ICCPR and its relevance to economic, social and cultural rights in relation to equality and non-discrimination.[102] More recently the Committee has stated, in terms of the domestic application of the ICESCR, that: "The Covenant norms must be recognized in appropriate ways within the domestic legal order, appropriate means of redress, or remedies, must be available to any aggrieved individual or group, and appropriate means of ensuring governmental accountability must be put in place."[103] In the Committee's view, the right to an effective remedy and redress could include restitution, compensation, satisfaction or guarantees of non-repetition.[104]

The USA played the key role in the formulation of the Organisation for Economic Co-operation and Development (OECD) Principles Concerning Transfrontier Pollution. These principles included and reaffirmed the general rule that those injured by environmental harm are entitled to remedies from the polluter in the state of origin.[105] The Bhopal victims' civil claims for damages and clean-up of pollution against UCC remain pending in the courts of the USA.

Right to an adequate standard of living

Thousands of poor families have been further impoverished by the effect of the gas and the environmental damage on their ability to work and ensure a decent standard of living for themselves and their families. As this was the result of action and inaction of the state and corporate actors, their right to an adequate standard of living, set out in the ICESCR, has been violated. Article 11 of the ICESCR states:

> *"The States Parties to the present Covenant recognize the right of everyone to an adequate standard of living for himself and his family, including adequate food, clothing and housing, and to the continuous improvement of living conditions."*

The Committee on Economic, Social and Cultural Rights also issued a General Comment on the right to water which specifically states that environmental hygiene, in the context of the right to health, "encompasses taking steps... to prevent threats to health from unsafe and toxic water conditions." State parties are obliged to ensure that natural water sources are "protected from contamination by harmful substances and pathogenic microbes," and are required to "monitor and combat situations where aquatic ecosystems serve as a habitat for vectors of diseases wherever they pose a risk to human living environments."[106] The "polluter pays" principle, recognized in the Rio Declaration, suggests that legal liability for such environmental harm should be channelled towards private corporate actors actually responsible for causing it.[107]

Right to freedom from discrimination

Women who have been affected by the gas leak bear a social stigma. Local activists support the testimonies of survivors that women known to have been exposed to the gas often find it hard to get married. Married women exposed to the gas also face particular problems, including in some cases desertion by their husbands, because of their inability to work, possible difficulties with child bearing, or increased financial liability because of illness. Some women may have a substantially increased care burden within families that have chronically ill members, while widows face an especially precarious situation (see Chapter 1).

Women's right to enjoy their human rights without discrimination has been further undermined, a right set out in the ICCPR and ICESCR, as well as in the Convention on the Elimination of All Forms of Discrimination against Women (CEDAW), a treaty ratified by India in 1993. Article 3 of CEDAW states:

> *"States Parties shall take in all fields, in particular in the political, social, economic and cultural fields, all appropriate measures, including legislation, to ensure the full development and advancement of women, for the purpose of guaranteeing them the exercise and enjoyment of human rights and fundamental freedoms on a basis of equality with men."*

Right to a safe environment

> *"The protection of the environment is... a vital part of contemporary human rights doctrine, for it is a* sine qua non *for numerous human rights such as the right to health and the right to life itself. It is scarcely necessary to elaborate on this, as damage to the environment can impair and undermine all the human rights spoken of in the Universal Declaration and other human rights instruments."*[108]
>
> **Judge Weeramantry sitting in the International Court of Justice in The Hague**

As Judge Weeramantry points out, the protection of the environment is instrumental to the realization of human rights. States are obliged to ensure, at the very least, that environmental degradation does not seriously impair the right to life, the right to the highest attainable standard of health and an adequate standard of living, in particular the right to adequate food and clean water.

The duty of each state to protect other states from injurious acts by private individuals within its jurisdiction was recently affirmed by the International Court of Justice.[109] In two opinions the Court stated: *"[T]he existence of the general obligation of States to ensure that activities within their jurisdiction and control respect the environment of other States or of areas beyond national control is now part of the corpus of international law relating to the environment."*[110]



Women and children drink from a truck supplying safe water for the demonstrators protesting against the contamination of their water supply, 20 July 2004. More than 1,000 people took part in the protest.

Additionally, environmental pollution has been linked to the right to freedom of information (to allow those living near premises with the potential to cause environmental pollution to make informed decisions),[111] the right to participate in decision-making which may affect the realization of rights,[112] and the right to privacy.[113]

The Aarhus Convention on Access to Information, Public Participation and Access to Justice in Environmental Matters builds on these principles.[114] It reflects the rule in international law that private individuals injured by environmental harm originating in another state have the right to obtain redress from the originator of the harm in the state of origin. The USA recognizes these principles.[115]

The duty to take precautions to avoid environmental pollution (known as the precautionary principle) has been held by the Supreme Court of India to be a rule of customary international law.[116] In other words, it is binding on states even if they have not ratified a particular treaty. The precautionary principle is reiterated

in the 1990 Bergen Ministerial Declaration on Sustainable Development: "*Environmental measures must anticipate, prevent and attack the causes of environmental degradation. Where there are threats of serious and irreversible damage, lack of scientific certainty should not be used as a reason for postponing measures to prevent environmental degradation.*"[117]

Indian law and standards

International commitments, including human rights obligations, must pass into domestic law before they can be applied and enforced by the courts in India.

Article 21 of the Indian Constitution guarantees to everyone the right to life. The Supreme Court of India has read this as protecting the right to health and a safe environment: "environmental, ecological, air, water, pollution etc should be regarded as amounting to a violation of Article 21."[118]

Much legislation has been enacted setting standards of environmental protection in an effort to protect this right.[119] These rules mandate regulation of environmental pollution, and allow for both companies and government agencies that are lax in adhering to domestic standards to be held liable for legal proceedings and punishment.[120]

Over the years the Supreme Court has stressed that the right to life in Article 21 includes the right to good health;[121] an obligation to prevent damage to the environment;[122] the right to a clean and safe environment;[123] and the right to clean air and water.[124]

Indian courts have, on occasion, held companies to account for harm to health and the environment. Courts have ordered polluting businesses to move and to pay exemplary fines to serve as a deterrent to other enterprises.[125] In 1987, in *M.C. Mehta v Union of India*, a case involving the leak of oleum gas from a chemical plant, the Supreme Court of India held that:

> "*[any] enterprise which is engaged in a hazardous or inherently dangerous industry which poses a potential threat to the health and safety of persons working in the factory and residing in the surrounding areas, owes an absolute and non-derogable duty to the community to ensure that no harm results to anyone on account of [its activities].*"[126]

The Court also held that such an enterprise is absolutely liable to compensate all those affected by the accident and further, that such liability is subject to no exceptions and that compensation must be correlated to the magnitude and capacity of the enterprise.

APPENDIX 6

Collegium Ramazzini Statement

The Collegium Ramazzini is an independent, international academy comprised of renowned physicians and scientists who are experts in environmental and occupational health, and drawn from more than 30 countries. The Collegium examines critical scientific issues in occupational and environmental medicine and operates worldwide and promotes preventive actions to protect workers and the general public from the dangers of chemical and physical agents. The Collegium periodically issues Statements on topics of major interest in occupational and environmental health (1) . Statements are based on the best available scientific knowledge and on the ethical principle that protection of human life and health is the highest human value.

PREVENTING CHEMICAL ACCIDENTS: LESSONS LEARNED SINCE THE BHOPAL DISASTER IN 1984

On the 20th Anniversary of the Bhopal disaster in India, the Fellows of the Collegium Ramazzini express our condolences to and compassion for the more than 500,000 people who were harmed by the toxic gas tragedy in 1984. We praise the continued work of many community members and their supporters who have sought to alleviate the consequences from this disaster. Lessons learned from the Bhopal incident and others must be used to prevent similar events.

At least 2,500 children, women and men were killed suddenly by the release of toxic gases from a run-away chemical reaction at a production facility in the Indian state of Madhya Pradesh on the early morning of December 3, 1984. People exposed to methyl isocyanate and other toxic gases suffered injuries to their eyes and respiratory tract, and some also suffered neurological effects. The gas release damaged animals, plants and the ecosystem. The long-term consequences of the exposure are still unfolding - thousands of residents suffer chronic diseases with multiple symptoms and impairments that undermine the health and productivity of the community. Governmental and private organizations have provided clinical facilities for the care of the victims, though not enough to satisfy the medical and social needs. The site has not been remediated, and remains a source of toxic chemicals that continue to contaminate air, water and soil and endanger public health.

The Bhopal tragedy is the world's worst, reported chemical disaster, but it is not unique. Other major incidents have occurred, e.g., the dioxin release in Seveso, Italy in 1976, the ammonium nitrate explosion in Toulouse, France in 2001 and the hydrogen sulfide poisoning in Chongqing, China in 2003. Major disasters have prompted considerable advances in science, technology, administration and regulation at national, regional and international levels. Notably, these include the ILO Convention concerning the Prevention of Major Industrial Accidents (No.174), and a multi-stakeholder framework for an integrated approach in worldwide management of chemical risk. Further global progress in this direction is now more urgently needed in light of increasing market pressures and the prospect of terrorism.

The manufacture, transportation, usage and disposal of hazardous chemicals have increased rapidly over the last few decades in both developing and developed countries. Of 11 million known chemicals, about 100,000 are currently produced on an industrial scale with more than 1,000 new chemicals entering the market each year. For more than 85 % of the 2,500 chemicals generated in quantities greater than 1,000 tons per producer per year, little or nothing is known concerning human and environmental health effects.

Major chemical runaway reactions, explosions, fires, leaks and spills have followed increasing industrialization worldwide with particularly severe incidents occurring in newly industrialized countries. The public and private infrastructure for oversight, control, planning, mitigation and response are generally insufficient. Documented consequences include fatalities, injuries, emergency evacuation, environmental contamination, and also long-term health sequelae among children, including those of exposed parent. Early warning signs and lessons from major disasters are too often ignored. Consequently, incidents continue to occur. Because effective surveillance and independent investigations are largely absent, incident trends, patterns of occurence and underlying causes are neither identified nor corrected. Inadequate economic incentives, weak public and private policies, and insufficient resources for effective governmental intervention impede the development and deployment of appropriate prevention strategies.

The Collegium Ramazzini reviewed these issues at an international conference held in Carpi, Italy, on October 28-29, 2004. Physicians, engineers, and public health officials representing academia, national governments, industries, non-governmental organizations, the European Environment Agency, the International Labour Office, and the World Health Organization participated in the discussions.

On the basis of these deliberations, the Collegium Ramazzini calls for:

For the Bhopal community:

- Better clinical management of the long-term consequences; fair settlement of remaining legal claims regarding causes, consequences and remediation, and; expanded scientific studies to assess harm and implement recovery from the 1984 disaster;

For the Global Community (governments, chemical enterprises, workers, scientific and medical professionals):

- Improved effectiveness of public and private policies, compliance auditing and enforcement, and allocation of resources sufficient to prevent unintended chemical releases and their consequences;
- Expanded programs of mandatory toxicity testing that examine long-term effects of commercial chemicals on human health and the environment and that systematically examine all toxicological impacts, including the neglected areas of reproduction and development;
- Expanded national and international incident surveillance programs, and increased independent, multidisciplinary investigations of incident root-causes and consequences;
- Primary prevention approaches based upon inherently safer chemical production, use, distribution, handling and disposal to reduce risks from catastrophic incidents whether attributable to mismanagement or intent;
- Strengthened management systems based on the ILO guidelines on occupational safety and health management systems (ILO-OSH 2001);
- Enhanced worker and community rights to know about and to participate in decisions regarding

chemical hazards, risks, and measures to prevent, respond to and recovery from incidents at facilities engaged in production, use, distribution, handling and disposal of hazardous chemical products;

- Land use planning to ensure separation from residential and public areas of commercial facilities that produce, use, distribute, handle and dispose hazardous chemicals, and facility planning to ensure on-site separation of incompatible chemical hazards and other precautionary measures to reduce risks to workers and the community;
- Capacity building among all stakeholders for emergency prevention, preparedness and response to ensure global harmonization of safer production, use, distribution, handling and disposal of hazardous chemicals;
- Education of health care providers to ensure that occupational/environmental health and toxicology are incorporated into basic and continuing medical education.

---

(1) The Collegium Ramazzini has issued previous Statements on: 1) Benzidine and its salts (1984); 2) Benzene (1993); 3) Chrysotile Asbestos (1993); 4) Oxygenated and Reformulated Gasoline (1995); 5) 1,3-Butadiene (1995); 6) Call for a Ban on Asbestos (1999); and 7) The Precautionary Principle: Implications for Research and Policy Making (2002).

Posted: December 2, 2004

The Changing Landscape of Liability

A Director's Guide to Trends in Corporate Environmental, Social and Economic Liability



SustainAbility

Swiss Re

Insight Investment

FOLEY HOAG LLP
ATTORNEYS AT LAW

Definitions

Corporate Responsibility (CR)
A term that can embrace a range of [illegible] of economic, social and environmental [illegible] [illegible]. Throughout this report we use CR to refer to a business approach [illegible] transparent [illegible] stakeholders and a commitment to [illegible] social and environmental value. Corporate Social Responsibility (CSR) is also often used in this sense.

Sustainable Development (SD)
The most widely used definition is that of the World Commission on Environment and Development: development is sustainable when it meets the needs of the present without compromising the ability of future generations to meet their own needs. It is linked to concepts like economic, social and environmental equity within and between generations.

Forewords

SustainAbility foreword

Over recent years, our work with companies has highlighted that there is growing awareness of a connection between the linked Corporate Responsibility / Sustainable Development agendas and risk management. Indeed, this has become the most compelling business case for boards to give these topics serious strategic attention. With this report we lay out the evidence that companies are operating in a new and more challenging environment where risks of legal action against them are greater than ever and where even if companies avoid trial and prosecution in real courts, society could put companies on trial in the court of public opinion. If these conclusions are true, they shift a company's corporate responsibility and sustainable development strategies from the side stage of public relations and reputation management to the centre stage of strategic risk management. It is the aim of this report to provoke debate and discussion among senior business leaders on this perspective.

As the final drafts were reviewed by SustainAbility's Council, it was noted that an increase in litigation or pressure for tougher regulations does not in itself necessarily result in increased liability. Indeed, as our report shows, many if not most of the legal actions in new areas of litigation, such as climate change or obesity, either become endlessly protracted or fail.

Our intention is not to overstate short term risks of new forms of liability, nor to propose prescriptive answers. Rather, we try to show that the challenges presented to companies on their social and environmental impacts are clearly signalling an era of heightened accountability.

Companies that address the issues we raise and that do so in an open, inclusive and pro-actively responsible way will, we argue, not only be aligned with twenty-first century standards of corporate governance, but will also be protecting and enhancing shareholder value.

Our work with business leaders highlights the increasingly difficult balancing act they are forced to pursue, often leading, as one of our clients observed, to a case of 'no good deed going unpunished'. In other words, even those following the highest standards of corporate governance and responsibility have no guarantee of fair treatment, let alone approval. But this, we argue, is no reason not to engage with, and respond accountably to, the widening range of social, environmental and economic issues that society expects business to address.

Our intent is to be helpful to directors in understanding some of the dynamics and dilemmas which are making business management ever more complex and unpredictable. There are no sure solutions in handling these issues, but we hope that this report will provide insight and constructive suggestions for ways to handle the new and emerging forms of risk that we explore.

Ultimately, we hope that companies will conclude, as we lay out in the report, that all of a company's stakeholders are likely to benefit from a planned and progressive shift from a 'passive' to an 'active' model of corporate responsibility.

Geoff Lye
Francesca Müller
SustainAbility

This report has been produced by SustainAbility: it does not necessarily reflect the views of the sponsors.

Swiss Re foreword

In recent years adverse developments in liability regimes have raised concerns first and foremost in the US, with comparable trends now globalising. The emergence of a new compensation culture with an economic remedy for every harm, even when there is no damage, breach of duty or fault, is increasingly affecting corporations worldwide.

In 2003, Swiss Re was the first reinsurer to focus management attention on liability environments around the world. Our leadership had the foresight to consider the commercial and public policy issues resulting from the threat to the conditions essential for insurability. Today we continue to conduct our own as well as participate in third-party liability regime research. Our aim is to raise awareness among our clients and to encourage quality debate across the industry.

SustainAbility's initiative is critical for the better understanding of the interdependence of a company's legal and regulatory obligations with corporate responsibilities and strategies, and the resulting consequences with regards to its overall liability profile. We agree with SustainAbility that a corporation's 'license to operate' cannot simply be reduced to legal and regulatory compliance. We hope to demonstrate this through our own contributions in the area of sustainability and corporate social responsibility.

Beyond legal frameworks, it is societal, economic and most likely political considerations which have and will – without doubt – continue to shape the future liability landscape. The underlying trends need to be thoroughly understood and, where required, far-sighted adaptations in the arenas of jurisdiction, public policy as well as corporate and individual behaviour will need to be considered.

As one of the world's leading reinsurers, Swiss Re has a major role in understanding current and future risk landscapes. The identification and assessment of new risks as well as actively participating in building awareness of potential threats are ever important to our business of providing appropriate cover for risks. Only with the fundamental conditions for insurability intact can we responsibly create value for our shareholders, meet the demands of our wider stakeholder community and pursue the industry's social and policy objectives of spreading losses through insurance mechanisms.

We are delighted to be associated with this report which we believe adds a vital piece to the picture of the liability landscape and provides valuable assistance for corporate directors in correctly interpreting and operating in an ever changing liability environment.

Rick Murray
Chief Claims Strategist
Swiss Re

Insight Investment foreword

When a company has to pay out in a lawsuit, it is not usually the people who caused the problem – the company directors or employees – who end up paying the bill, but the shareholders. Investors therefore have a strong interest in understanding the true extent of the litigation risks facing companies, and using their influence to encourage managers to manage these risks carefully.

Insight Investment, a £72 billion London-based asset manager, is exploring how it can do both of these things better. We are looking at how to deepen our analysis of litigation risk in our investment decision-making. We also now routinely seek to encourage stronger risk management as part of our shareholder activism on corporate governance.

In the last couple of years we have become aware of the growing scale of litigation, particularly in the US, and the broadening front on which litigation battles are being fought. We are also learning that litigation can be damaging to a company's reputation even when it is unsuccessful in the courts. As yet, however, we are uncertain just how big a threat these new forms of litigation are to shareholder value. We are keen to learn more.



Geoff Lye



Francesca Müller



Rick Murray

We are therefore very pleased to support the publication of this report. In the pages that follow SustainAbility has offered a useful case for the prosecution. They believe that companies face some very significant and qualitatively different risks arising from litigation, both directly and associated with wider moral liabilities. The alarming picture they paint is one in which litigation could become an important factor driving share prices in numerous business sectors. It is too early to tell whether this picture is the right one. However, we very much hope that in making a forthright case, the report will provoke a productive debate on this subject. Some may believe that litigation is not going to be such a big deal for shareholders. If so, we look forward to hearing the case for the defence!

Craig Mackenzie
Head of Investor Responsibility
Insight Investment

Foley Hoag foreword

Businesses have always been expected to comport their activities to governing laws and regulations. Today, however, societal expectations are increasingly more demanding of companies than the legislated requirements that have traditionally guided the conduct of business. Moreover, corporate stakeholders have become very effective at employing laws and regulations as tools (or as weapons) to drive corporate conduct past literal compliance toward broader notions of responsibility and accountability.

Literal compliance with the law is of course necessary – it is the 'entry fee' for engaging in business. But mere compliance is no longer likely to be sufficient to protect companies from potential moral and legal liability. In this context it is noteworthy (and a bit ironic) that the new wave of laws and regulations emerging out of the recent corporate governance scandals in the United States require companies not merely to comply with the rules, but to build internal management systems driven by values and principles that – it is hoped – will make compliance with laws, regulations, and a far broader set of societal norms and expectations, more likely.

As one of the very few law firms in the world with an established Corporate Social Responsibility Practice, Foley Hoag recognizes the increasingly complex assessments that must be made by companies of their impacts on stakeholders' interests and of their legal and moral accountability to those stakeholders. We have the great pleasure of working every day with forward-looking companies and company leaders who well understand the importance and wisdom of thinking and acting beyond the minimums required by overly-narrow interpretations of the letter – rather than the spirit – of the law. We are, accordingly, very pleased to have been invited to participate as a sponsor of this report.

SustainAbility's report raises significant issues to which the business community and its stakeholders would be wise to pay heed. Although Foley Hoag expresses no views regarding the specific company examples cited in this report, we applaud the diligence, care, and thoughtfulness with which SustainAbility has analyzed the wide range of pressing concerns discussed in the pages that follow. We are grateful for the significant contribution that this report will certainly make to the larger dialogue on corporate accountability, responsibility and citizenship.

Phil Rudolph
Partner
Corporate Social Responsibility Practice
Foley Hoag LLP



Craig Mackenzie



Phil Rudolph

Executive Summary

The issue of past, current and potential liabilities has exercised boards of large companies for decades. This report makes the case that the landscape of liability — and therefore the risks for companies and to shareholder value — is changing and changing rapidly. It explores the evidence, maps the changes and attempts to guide business with the help of studies to navigate new and uncharted territory.

The changing landscape

This report is based on a number of key assumptions.

First, that legal liability is undergoing a period of significant change. The causes of action, standards of evidence and procedural rules that courts either tolerate or require are all shifting to describe a new legal landscape in which business must now operate.

Second, that business is vulnerable to new forms of 'legal activism'. This reflects three trends: the shift by NGOs away from attacking to exploiting legislation; the emergence, particularly in North America, of a highly profitable class actions industry; and the arrival of a new generation of lawyers, many of whom put correcting social and environmental injustice ahead of salary and career development.

Third, that there is an accelerating shift in societal values and expectations, and a corresponding mistrust of industry which feeds a demand for greater corporate accountability whether through new standards of governance, new disclosure requirements or accounting rules.

Fourth, that a progressive 'internalisation' of social and environmental costs is bringing business into the firing line of liability for its past and future impacts. This will not only bring huge costs to business for its on-going trading, but might also render companies vulnerable to legal action for past and future impacts resulting from corporate actions which are perceived to be 'irresponsible'.

01 **Legal and moral liability are converging**


Legal
Liability
Moral
Compliance-driven
Accountability-driven

02 **The shifting ground of liability**

Existing (Legal)		Emerging (Moral)
Court of law	→	Court of public opinion
Time-limited	→	Time-unlimited
Compliance to letter	→	Compliance to spirit
Ownership	→	Association
Money	→	Goodwill/badwill

Source: SustainAbility

Fifth, that there is a growing concern that companies (and others) should conform to the spirit as well as to the letter of the law. In other words, technical compliance may no longer be an adequate defence against social and environmental activists in the court of public opinion and even in the courts of law. Technical innocence or escaping accountability through legal expertise and subtle arguments on points of legal interpretation and precedent are becoming increasingly unacceptable in a society which expects real world performance and behaviour standards.

Finally, that laws and regulations often reflect and follow changing societal values and expectations. In other words, the legislative process serves as a lagging indicator of what society thinks, values and expects. We will argue that, in the early stages of social change, companies have always had — but never so much as now — an emerging and hardening 'moral liability' which affects a company commercially before it is felt as a trading or balance sheet liability, either by accounting regulation or in law.

Legal liability is deepening while moral liability is hardening

We look into what we see as 'hard' legal liability as well as 'soft' moral liability. We define legal liability as an obligation under local, national or international regulation or law. And 'moral liability' as developing when a company violates stakeholder expectations of ethical behaviour in such a way as to put business value at risk.[01]

'Moral liability' may also affect a company's licence to operate, which depends increasingly on compliance with stakeholder expectations rather than merely with the law.

We see increasing convergence between these two forms of liability as corporations come under scrutiny in both the courts of law and in the court of public opinion (Figures 01 and 02).

We also conclude that 'moral liability' is growing in its potential to adversely impact businesses that are still focusing exclusively on strict legal compliance.

The evidence points toward hard legal obligations presenting companies with accelerating and expanding current and potential risk. This risk is often related to areas which are also the subject of social and environmental activism. Because of this, company directors frequently either dismiss new risk issues as promoted by individuals or groups with no 'legitimate' authority, or see them as a problem to be delegated to the public affairs or corporate responsibility team.

It is our contention that companies need to distinguish between the two sorts of issues more methodically and more clearly, and that many of these issues are converging onto paths of liability.

Figure 03 illustrates the range of emerging hard liabilities and, in headline terms, the key areas of corporate exposure.

03 **Deepening legal liability**


Ownership
– Corporate veil weakening
– Higher acquired liabilities
Time
– Legacies going further back
– Retrospective standards
– e.g. Holocaust / Agent Orange litigation
Compensation
– Lowering thresholds for action
– Increasing award scales
Distance
– Global standards
– Supply chain accountability
Governance
– Higher risk management standards
– Increased investor suits
Responsibility
– Consumer protection
– Risk disclosure /education

Source: SustainAbility

Figure 04, by contrast, illustrates the range of softer, but equally powerful, issues facing business which fall under our banner of 'moral liability'.

We see the current corporate focus on Corporate Social Responsibility (CSR) and sustainability issues as the first response to 'moral liability'. Much of corporate activity is driven by public relations considerations with reputation protection as the primary driver. On the basis of our analysis, we recommend that this focus advance to a much more rigorous and robust process of risk assessment and risk management, at worst, and an opportunity for market shaping and winning strategies at best. CSR and sustainability issues for business are the soft signals of hardening liability potential.

Conclusions

1 Companies are at growing risk from litigation and liability more generally as a result of a well funded litigation industry; highly motivated legal activists; expanding boundaries of liability in both legal and accounting terms; and a decline in trust in business reflected in new governance and disclosure requirements.

2 New areas of liability are emerging that would not have made the radar screen of most companies a decade ago. Examples include climate change, obesity and human rights. In these and other areas, the accountability of business is irreversibly toughening, directly challenging the traditional compliance business model.

3 These risks will increasingly have to be assessed and disclosed either as a result of shareholder and stakeholder pressure or through tougher legal and accounting standards. In the short term, industry sectors are likely to develop voluntary codes and standards as a way of pre-empting regulation. Progressive companies will seek to get ahead of the curve through robust risk management.

4 Beyond legal and regulatory liability, we have identified a powerful and accelerating range of risks which we term 'moral liability'. This reflects shifts in societal expectations of responsible business, which are forcing companies to adopt new business models in relation to accountability for past actions, supply chain issues and equity issues in terms of fair trade and fair pricing. The future earnings and balance sheet impacts of these are likely to be substantial.

5 Given the evolution of the judicial system, which progressively embeds changing societal values in laws and regulations, we can expect the softer moral liabilities to progressively harden and ultimately be converted to carry the force of law. The trends are clear and businesses concerned to protect medium and long term shareholder value can take prudent measures to reduce their vulnerability. We offer recommendations below.

6 On the basis of this evidence, we see a rapid convergence between companies' risk management and their CSR and sustainable development programmes. Where the latter have traditionally been regarded by many boards as public relations or philanthropic exercises, they will – or, at least, should – become the focus of strategic review, debate and action as key items on board agendas.

7 Finally, we contend that liability avoidance by good governance, prudent risk management and progressive policies and strategies should be the preferred route to protecting and enhancing shareholder value and maintaining a licence to operate.

04 **Hardening moral liability**


Goodwill
– Vulnerability to CSR failures
– Damage to reputation
– Market campaigns
Licence to operate
– Compliance to the spirit
– 'Voluntary' agreements
– Stakeholder outrage
Disclosure
– 'Creative' accounting
– Transparent lobbying
– Whistleblowing
Shareholder activism
– Investment screening
– Risk and ethical resolutions
Governance
– Higher risk management expectations
– Responsible investment / divestment
Economic equity
– Fair trade / pricing
– Responsible tax planning

Source: SustainAbility

Key recommendations

While specific recommendations are made at various points throughout the report, we highlight those which we suggest boards and senior management use to address the issues raised in the report.

1 Shift from passive to active corporate responsibility

- Regard compliance as no more than an entry ticket to a market and not a goal.
- Review business strategies and management through the lens of 'active' corporate responsibility (Figure 05).
- Assume in risk management reviews that boundaries of accountability will progressively expand through the value chain and through the whole lifecycle of a product's development, production, use and disposal.
- Map current, emerging and potential legal and moral 'liabilities' as a central element of strategic risk reviews.

2 Pursue the highest standards of corporate governance

- Move to a 'beyond compliance' mindset (as with best practice in environmental management) in corporate governance.
- Include material strategic business risks (e.g. climate change, human rights and obesity) within corporate governance processes and systems.
- Extend compliance to include societal (as opposed to legal) expectations and requirements.

3 Ensure alignment of standards and behaviours

- Review the company's values and business principles – ensure that they are robust and up to date in areas like human rights.
- Review current operations for inconsistency in operating standards or processes and assess for risk potential. Drive progressively to align standards globally.
- Do not see geographic distance, shared ownership or joint venture status as a justification for, or defence of, lower standards.
- Review all of the key codes, charters, voluntary agreements and public social/environmental commitments which your company has committed to. Test them for consistency and alignment with current and emerging societal expectations.[02]
- Ensure that they are being complied with, both to the letter and to the spirit.
- Review direct and indirect (e.g. trade association) lobbying for consistency with internal and external positions and commitments.

4 Make stakeholder engagement an essential and integral part of risk management

- Engage with stakeholders (especially customers, employees, investors, NGOs) on their expectations of responsible management of social, environmental and economic issues.
- Use stakeholder engagement to alert the company to shifting expectations and as an informing element of risk assessment and management. Be prepared to review and to address emerging issues.
- Recognising that familiarity generally breeds favourability, push the boundaries of transparency and openness. Report fully and frankly to stakeholders on all material risks and issues.

5 Recognise legal activism as a growing force for greater accountability

- Be prepared for creative legal activists to seek new routes (different laws / different countries) and remedies to hold companies to account.
- Ask legal advisers to undertake stretch analyses of weaknesses and areas of vulnerability. Use the results to identify potential risk exposure.
- Integrate legal and reputational strategies: ensure organisational and process alignment with this need.

6 Review on and off balance sheet risks

- Insist on board review of all 'hidden' or off-balance sheet transactions and liabilities.
- Progressively shift to more open accounting which conforms to the spirit of accounting standards.
- Avoid any 'creative' accounting that has the potential to mislead investors or others relying on published accounts.

7 Apply new diligence to due diligence in investment and divestment processes

- Broaden due diligence terms of reference beyond traditional legal and financial liability.
- Include less tangible but increasingly critical issues such as:
  - Potential 'badwill'.
  - Reputational risk.
  - Potentially uninsurable risks.
  - Retro compensation (distant past resurrected or closed litigation re-opened).
- Assess divestment options for potential negative environmental, social or economic impacts. Weigh conclusions into the decision making.

05 **From passive to active corporate responsibility**

Dimension	Passive (Legal)		Active (Moral)
Honesty	Not lying / Factually true Correct to the letter	→	The whole truth True to the spirit
Transparency & Disclosure	'Need to know' Compliance disclosure	→	'Right to know' Complete disclosure
Demonstration & Engagement	Information Exclusive / Narrowly defined	→	Engagement Inclusive / Broadly defined
Respect	Compliance-driven Messages to suit the moment	→	Accountability-driven Clear and consistent messages

Source: SustainAbility

Introduction

Around the world, boardrooms are grappling with new and expanded concepts of corporate responsibility, accountability, governance and – increasingly – liability. Companies that have long believed themselves safe from the type of crises experienced by Shell over Nigeria or Nike over child labour are now feeling increasingly vulnerable. In a world characterised by instant global communication and decreasing trust in business, disgruntled or outraged stakeholders are holding companies to account for perceived societal or personal damage, often in a court of law. Perhaps most worryingly for business leaders, companies are being challenged for actions and decisions taken outside their direct line of control, occurring decades if not generations ago, and for impacts never before interpreted as their responsibility. This demands, we believe, robust and strategic approaches to risk management by business leaders if they and their companies are to thrive in the 21st century.

In our work with major corporations, we have noted growing confusion and apprehension over potential legal liability for corporate social responsibility (CSR) issues. We judged it timely to explore how existing forms of legal liability and softer forms of 'moral liability' interrelate. This report provides, we believe, the first serious investigation of this critical issue.

Concerns over liability are unfolding against a background of rising expectations of responsible corporate behaviour and governance. The collapse in trust in business precipitated by the Enron / Worldcom debacles has been a major recent influence.

More fundamentally perhaps, the intense focus on companies reflects public unease over the concentration of economic power in the hands of ever fewer 'mega-corporations', and doubt that existing laws and regulations will ensure adequate levels of corporate responsibility.

Chapter 1
Legal Liability
Explores the shifting landscape of legal liability, defined as an obligation under local, national or international regulation or law. We show how and why legal liability is becoming an ever more significant business risk, with companies more likely to be challenged in court, and arguably more prone to suffer business harm, due to rising levels of litigiousness, legal activism, class action suits and compensation.

Furthermore, the boundaries of companies' legal liability are expanding, with companies facing challenge in court for activities undertaken in the distant past or in locations far removed from corporate headquarters. Many of companies' traditional protections from liability – separation by geography, incorporation or time – have been attacked and, in some instances, undermined in the last five years.

Chapter 2
Moral Liability
Investigates the growing risk of 'moral liability': we propose that moral liability develops when a company violates stakeholder expectations of ethical behaviour in such a way as to put business value at risk. We see how issues once dismissed as soft and unquantifiable, such as reputation, are increasingly tangible, in part because mainstream players like investors and insurers are linking CSR with business value. At the same time, the boundaries of moral liability are expanding, particularly with respect to economic equity, through fair trade, fair pricing, and fair taxation.

Finally, we present four Studies to outline what these trends in moral and legal liability might imply for companies seeking to understand and manage their exposure:

Study 1
Climate Change
Looks at the new risks facing companies arising from the gathering momentum to hold companies to account for the enormous social and economic costs associated with climate change.

Study 2
Human Rights
Shows how committed legal activists are using US and European courts to hold companies to account for alleged complicity in human rights abuses in developing countries.

Study 3
Obesity
Explores how business is increasingly being held accountable for broad societal problems, despite often indirect or weak connections between companies' activities and the alleged harm.

Study 4
Legacy
Examines the Bhopal disaster to assess how traditional due diligence can fail to protect an acquiring company from stakeholder demands for continuing reparations related to pre-acquisition legacies.

Note
While we draw general conclusions throughout the report and specifically at the end of each study, the overall conclusions and recommendations are reported in the Executive Summary and are not repeated in the individual chapters.

A key message from this investigation is that the longstanding debate over the balance between voluntary and mandatory requirements is increasingly academic. We see that in many areas, soft and hard forms of liability are converging and blurring: CSR standards are progressively shifting from the 'soft' voluntary codes into 'hard' regulation and legislation, and corporate moral liability is being used to challenge companies in the court of public opinion. Legal compliance is, in essence, the entry fee for companies doing business anywhere in the world. But legal compliance on its own may no longer be enough. Companies that cling chiefly to technical compliance as their business strategy are unlikely to prevail in the court of public opinion even if they succeed in the courts of law. Instead, we argue for a proactive, trust-based approach, firmly grounded in a deep understanding of emerging societal expectations for responsible corporate behaviour.

Chapter 1
Legal Liability
A growth industry

In this chapter we show how legal liability for environmental and social impacts has become an increasingly significant business risk, with more companies and industries likely to be challenged in court and to suffer greater harm to their business as a result. We define legal liability as a formal and enforceable obligation under local, national and/or international laws and regulations.

Legal liability – the growing risk to business value

A number of simultaneous and linked trends are increasing companies' exposure to legal action. These include:

- Litigiousness is on the rise, globally.
- Activist lawyers are targeting companies.
- Class action suits are spreading.
- Cost of litigation to companies is escalating.
- Securities litigation cases are increasing.

Rise in litigiousness

Companies' risk of being sued is arguably higher than ever before, with litigation by consumers,[03] workers, local communities, NGOs and investors all on the rise. While many, if not most, of these actions are unsuccessful, companies face a more immediate risk in the cost of defending cases and the exposure given to the underlying issue through increased media attention.

One indication is the cost of the US tort system, which has risen from 0.5% to 2.3% of gross domestic product (GDP) during the last three decades. Projecting forward, over 3% of GDP ($360 billion)[04] could be spent annually on US litigation within this decade: extraordinary as it may seem, this is the equivalent of total US defence spending in 2002. With only a quarter of this total cost going to compensate victims, it is clear that liability is a major growth industry in the US.

As recently noted by Phil Rudolph, partner with the CSR practice group of Foley Hoag LLP (sponsor of this report), 'Stakeholders have become increasingly sophisticated and are increasingly clued in to the effective use of tools of leverage and persuasion. The legal system (particularly in the US) offers up an incredibly usable and effective toolbox for these groups. Unique aspects of the US legal system that make litigation easier and more appealing for plaintiffs – e.g. contingent fees for lawyers, large potential punitive damages, no requirement that the loser pays the other side's costs, and the availability of civil juries who are more likely than a judge to "hold corporations accountable" even where the legal claims are weak or non-existent – create something of a "perfect storm" of factors that makes litigation an increasingly popular tool to achieve an array of social goals for which the courts might not otherwise be the best vehicle.'

Litigiousness is also expanding outside the US. In a number of continental European countries, regulatory and legal changes are encouraging people to seek courtroom redress. As Paul Bowden, an attorney at Freshfields, Bruckhaus Deringer notes, 'There is unquestionably an increased willingness to resort to courts and civil compensation claims, even in those countries without a tradition of litigiousness, like France and Spain.'[05] In some countries, the trend is so striking that it has earned its own label – the new 'compo culture' in Ireland or 'punting for cash' in the UK. Increasingly aggressive lawyers and keen awareness of multi-million dollar settlements in the US have further reinforced the trend.

06 **Total tort costs (US) 1975–2001**
$ billions


250
200
150
100
50
0
76 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01

Source: Tillinghouse – Towers Perrin

Possible drivers include the weakening of Europe's welfare state, leading people to seek their own self-help remedies, often through legal action. In France, where some 1,500 plaintiffs recently launched coordinated cases against a government unemployment agency, workers' disenchantment with traditional union tactics may also be helping to fuel the litigation trend. And some have even cited American courtroom dramas, which have familiarised broad audiences with American litigation – and its huge potential payoffs – as drivers of Europe's new litigiousness.

Activist lawyers

Activist lawyers are increasingly using individual and class actions to challenge companies on environmental and social grounds. As we explore in Study 3, legal activism is pushing the boundaries of corporate responsibility to include obesity, considered by some to be the next tobacco saga. The parallel has not been lost on major food industry players who are scrambling to defuse the issue by reducing unhealthy fats and salt in their recipes and accelerating their consumer education programmes.

Undoubtedly, much of the new litigation facing companies over issues such as obesity is largely driven by potential for huge legal fees, reflecting the high degree of societal harm and the deep pockets of multi-nationals. Yet equally, if not more important, is the determination of activist lawyers to hold companies to account for perceived social and environmental damage. These lawyers often work within the not-for-profit sector, add legal expertise to the campaigning community and are akin in many respects to traditional activists.

Several law schools now teach specific courses in legal activism. According to one school, legal activism is 'the use of the legal process, not to benefit individual clients, but as a powerful tool for effecting social change and advancing the public interest.' The course aims to teach students to 'maximize legal leverage.'[06]

Activist lawyers are also playing a key role in the human rights arena. As we explore in Study 2, activists and victims from all over the world have created an increasingly sophisticated network to demand an end to gross human rights abuses, accountability for perpetrators and reparations for sufferers. In the last decade, the original focus on state accountability has shifted toward companies. With boycotts, 'name and shame' campaigns and finally litigation, activist lawyers are forcing the corporate world to recognize and terminate its role in human rights abuses.

International NGOs, including Human Rights Watch and Amnesty International, are actively monitoring perceived connections between human rights abuses and the actions of international corporations in places like Angola, Burma, the Congo and Sudan (where civil wars rage while political leaders are financially supported by corporations continuing to extract resources), and countries like Colombia, Ecuador, and Indonesia (where companies are charged with profiting from poor and often illegal labour standards).

The focus on legal remedies is fuelled in part by disillusionment with voluntary codes of conduct, such as the UN Global Compact.[07] As we discuss below, courts in the US and UK are increasingly rejecting traditional arguments of sovereignty and hearing cases where the violation occurred outside of the court's geographic location. And national courts are becoming increasingly open and amenable to human rights claims.

Class action suits

In the US, class actions are among the most powerful weapons in the plaintiffs' arsenal. They allow multiple claimants, who might otherwise lack the resources or incentive, to band together and press their claims against an individual or group of plaintiffs. Class actions are most often directed against companies, are costly and resource-intensive to defend against and they frequently result in large plaintiff awards or settlements.

In contrast to the US, many European countries do not allow the filing of class actions. But this is beginning to change. Recent changes in the UK (Figure 07), Spain, Sweden and Norway have opened the way for groups to file suits that are similar though not identical to class actions. Even in countries where class actions are still far off – including France, Germany, Netherlands and Ireland – legal tactics to approximate the class action, such as coordination of cases, are beginning to emerge.[08]

Escalating cost of litigation

In the US, award scales have escalated in recent years. Settlements for tort litigation now exceed $200 billion, or 2.2% of GDP annually.[09] Tort costs grew by 13% in 2002, on the heels of 14% growth in 2001. By contrast, tort costs grew only 3% in the previous decade, from 1991 to 2000.[10] Of course not all tort litigation targets business, but much of the recent growth is due to lawsuits against companies.

> 'The biggest emerging risk for insurance groups worldwide is the proliferation of the US tort system or elements of it.'
> Raj Singh
> Chief Risk Officer
> Allianz AG

07 **Key differences between US class and UK group actions**

US class actions	UK group actions
~15 years track record	~4 years track record
Punitive damages	No punitive damages
Higher awards	Generally lower awards
Each side bears own costs	Loser pays winner's costs
Contingency fees	No contingency fees
Juries	Single judge / No juries

Source: SustainAbility

Among the reasons for these increased tort costs are the rise in securities litigation and the increase in class actions and large claim awards.[11] Over the past two decades, US class action recoveries have skyrocketed, jumping from around $3 billion in 1981–1985 to just under $20 billion in 2001–2003.[12]

The high awards and fees that business has had to pay in particular fields of litigation have played a role as well. Legal costs associated with asbestos litigation up to 2002 have been assessed at $54 billion.[13] Similarly, tobacco litigation costs are significant, with industry leader Philip Morris alone estimated to be spending $600 million a year on lawsuits.

Another indication of mounting legal liability is the insurance cost associated with litigation. Taking asbestos litigation as an example, US insurers have already spent about $21.6 billion on asbestos claims, while the total cost to US and non-US insurers and corporations has been estimated at $200 billion.[14] A M Best, the insurance industry experts, project that the industry was under-funded in 2002 by roughly $33 billion, relative to its ultimate asbestos liability.[15]

Significantly, they also report 'previously settled product liability claims are (being) reclassified under other areas of the general liability policy (thereby reopening formerly exhausted product liability aggregate policy limits to additional claims)'. Cases have also extended to second line claimants who have been exposed to asbestos in construction and other industries, thus setting the stage for further claims to come. In Europe, the absence of class actions and lawyers' contingency fees has so far kept litigation costs from climbing to US levels, although a number of changes including 'no win, no fee' actions are sparking fears of coming rises in litigation costs.

Even legal victories can be very costly, as McDonald's found in the aftermath of the McLibel trial. McDonald's, believing it was protecting its reputation, was awarded £40,000 in damages after winning a lengthy legal battle against a small group of activists that had circulated unfavourable leaflets. In addition to incurring costs estimated at £10 million, however, the company also lost huge amounts of credibility and goodwill through negative media coverage. Indeed, the case served to generate huge publicity for the activists' case, and the offending leaflets continue to circulate on the Internet.[16]

Nestlé's action against Ethiopia to recover $6 million owed as a result of nationalisation fell equally foul of public opinion. Nestlé's action was a 'matter of principle', according to the company. 'In the interest of continued flows of foreign direct investment which is critical for developing countries, it is highly desirable that conflicts are resolved according to international law and in a spirit of fairness,' said a spokesperson. The company finally settled for a lower sum and donated the money to Ethiopian famine relief programmes.

Securities litigation

As discussed above, shareholders are increasingly likely to use the courts to press for change in companies.[17] In the US, private securities class actions have recently been running at about 200 cases a year.[18] More remarkable has been the rise in settlement values. In 2003, the average settlement value for securities litigation cases was $23.2 million (Figures 09 and 10). This was an increase over 2002, when average settlement value was $19.9 million, which itself was up 12% over 2001 and up 40% over average settlement value for 1996 through 2000.

From 1998 to 2002 there was a steady rise in securities class action lawsuits filed against Fortune 500 companies. The latest data from PricewaterhouseCoopers show a marked decline in equivalent filings during 2003, although the reasons for this are unclear (Figure 11).

Fuelling these actions is a sharpening focus on corporate governance following the Enron and WorldCom debacles and the subsequent European scandal at Parmalat. The US has enacted the world's most stringent regulatory demands on corporations, with stiff penalties for the companies and directors who breach the new rules. The Sarbanes-Oxley Act is the toughest overhaul of securities litigation since the 1930s, and has significant international dimensions. In part influenced by Sarbanes-Oxley, US shareholders are increasingly likely to pursue claims against overseas companies. A November 2003 PricewaterhouseCoopers study found that since the start of 2002, foreign companies had faced unprecedented shareholder class actions and increasing settlement values in US securities litigation.[19]

In Europe, emerging regulations and heightened public pressure for improved corporate governance may lead to the spread of US-style securities litigation. As PwC's Andrew Gordon puts it, 'The reality is that the litigation roulette wheel is starting to spin "over here" as well as "over there".'[20] Sarbanes-Oxley is judged to be having an increasing impact on European companies both in the US and at home.[21]

'There's concern now that this blight is spreading to Europe . . .'
Lord Peter Levene
Chairman of Lloyd's of London
(commenting on the US tort-litigation system)

08 **Asbestos losses paid out (US) 1991–2001**
$ billions


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
91 92 93 94 95 96 97 98 99 00 01

Source: Insurance Information Institute

Moreover, in the European Union, over forty corporate governance codes have been adopted over the last decade, at national or international level, with the declared aim of better protecting the interests of shareholders and/or stakeholders.

In the UK, recent changes to the Combined Code[22] have increased the accountability of boards and non-executive directors. The government is also overhauling UK company law, with particular focus on corporate governance. The Company Law Review Steering Group is strongly recommending changes to make it easier for shareholders to sue. Although a final Bill on company law reform is not expected before the next general election, the pressure for change is evident.

One UK lawsuit is already sending ripples through boardrooms. In October 2003, the UK High Court held that Equitable Life, the troubled insurer, had the right to sue nine former non-executive directors and six former executive directors for their alleged role in bringing the company to the brink of collapse.[23] The trial – scheduled for April 2005 – will raise new issues such as the prospect of non-executive directors incurring liability for decisions taken at board meetings they did not attend.

Boundaries of companies' potential legal liability are expanding

Alongside the overall tendency toward greater use of the courts discussed above, a parallel set of pressures is building to expand companies' legal liability for CSR-type issues in particular.

In this section, we explore how:

- Momentum is building for tougher laws on corporate transparency.
- Accounting regulations are tightening.
- Liability is expanding over time.
- Liability is expanding over distance.
- Companies are being challenged across the supply chain.
- Companies can be held responsible for consumer behaviour.

New laws on corporate transparency

Momentum is building for tougher legal requirements for corporate transparency and disclosure. In 2001, the French Parliament approved legislation requiring mandatory disclosure of social and environmental issues in company annual reports and accounts. The legislation applies to all companies listed on the 'premier marché', or those with the largest market caps.[24] Denmark and the Netherlands have both enacted legislation to encourage 'triple bottom line' reporting, whereby social and environmental information is disclosed alongside financial information. Germany has introduced CSR reporting requirements for companies involved with pension funds.[25]

In the US, a Corporate Code of Conduct Act, introduced in Congress in 2001, would have required US-based multinationals to make full public disclosure of issues such as 'worker rights practices and labor standards, working conditions [and] environmental performance.'[26] Although this particular Act was not passed, a US-based International Right to Know Coalition is actively promoting legislation that would require US companies to report on key environmental, human rights and labour issues.[27]

A wave of transparency-related legislation has been targeted at institutional investors, requiring pension fund managers to report on the environmental or social screens they apply to their investments. The UK led the way with Parliament's approval of the Pension Disclosure Regulation in 1999. The Regulation requires all trustees of UK occupational pension funds to disclose the extent to which social, environmental and/or ethical considerations are taken into account in, 'the selection, retention and realization of investments.'[28] Belgium, Germany and Australia have since enacted similar legislation of their own.

In terms of litigation, perhaps the best-known transparency-related lawsuit is the Nike v. Kasky case in the US. In 1998 Marc Kasky sued Nike alleging that the company's public relations campaign regarding treatment of workers in overseas factories was misleading. Nike moved to dismiss the case on the grounds that its statements had constituted 'political discourse', protected by the US Bill of Rights. The case rose through the courts until May 2002, when the Supreme Court of California ruled against Nike. Nike's appeal to the US Supreme Court was dismissed in June 2003. The case was then set to go back to trial, to decide whether Nike's statements had in fact been false and misleading. But the parties settled in September 2003, with Nike agreeing to donate $1.5 million to an NGO focused on labour issues.

It is still unclear what the ultimate effect of Nike v. Kasky will be. There is a strong argument that the case has made companies less willing to speak out voluntarily, or at least more cautious when they do, thus putting a chill on transparency.

09 **Securities class action lawsuits average settlement values**
$ Millions
(04 First six months only)


30
25
20
15
10
05
19.9
23.2
32.0
02
03
04

Source: PricewaterhouseCoopers

10 **Securities class action lawsuits increase in large settlements**


30
25
20
15
10
05
$20 million +
$100 million +
21
23
4
6
02
03

Source: PricewaterhouseCoopers

11 **Securities class action lawsuits against Fortune 500 companies**


60
50
40
30
20
10
98
99
00
01
02
03

Source: PricewaterhouseCoopers

But on the other hand, public pressure for factually correct information on social and environmental issues – acknowledged as matters of public interest by both the courts and the parties in the case – is unlikely to diminish. Furthermore, corporate reticence may only increase the pressure for mandatory reporting on environmental and social issues.[29] Thus, the ultimate repercussions of this case may yet be to increase transparency.

Both legislation and litigation are still developing in this area and both are likely to increase the pressure on companies for greater transparency over time.

Accounting regulations are tightening

The broadening and deepening of environmental regulation[30] has been strongly reinforced by more stringent disclosure requirements and new international accounting standards. In essence the new standards require a far more rigorous approach to the assessment and disclosure of environmental liabilities in financial accounts.

The International Accounting Standard 37, which came into force in 1999 and has to be adopted across Europe from January 2005, more clearly defines contingent liabilities and specifies the nature of liabilities that need to be provided for in financial statements. Its application to environmental issues has the potential to uncover past and future liabilities that were previously not recognised, disclosed or quantified. The implications for the accounting treatment of emerging issues like climate change are huge.

The issue of materiality comes into play for auditors who have to make a judgement with the directors of their client companies on the point in time when a liability under the new standards should be disclosed and quantified as a current or potential cost to the business. Given that materiality is also a key issue in the development of sustainability reporting, it is likely that the combination of regulatory and stakeholder pressures for earlier rather than later disclosure will build inexorably over the next decade.

Especially relevant to the CSR debate is the definition given by Standard 37 to a 'constructive obligation' which must be properly reflected in a company's accounts. As explained in the ACCA/KPMG report Environmental Liabilities: Paying for the Past, Providing for the Future, a constructive obligation 'derives from an enterprise's actions where:

- by an established pattern of past practice, published policies or a sufficiently specific current statement, the enterprise has indicated to other parties that it will accept certain responsibilities; and

- as a result, the enterprise has created a valid expectation on the part of those other parties that it will discharge those responsibilities.'

'The potential impact of "constructive obligations" in the CSR context cannot be overestimated', notes Preben Soerensen, the global leader of Environment & Sustainability, Deloitte Touche Tohmatsu. Allied to a general aversion to the creative accounting of the '90s and pressure to conform to the spirit rather than the letter of accounting and other regulations, these standards are likely to have a huge effect on companies' balance sheets and shareholder value.

Liability is expanding over time

Basic to any legal system is the concept that a cause of action may not exist indefinitely. Beyond a certain period of time, legal proceedings related to a given offence or civil wrong may no longer be brought. In common law systems, this period of time is defined by a *statute of limitation*. In civil law systems, this period is often set by a *period of prescription*. The periods vary by jurisdiction, area of law and nature of the offence.

In recent years, however, statutes of limitation related to corporate offences have been persistently eroded. The pursuit of corporate wrongdoing has been stretching ever further back in time. The pursuit of intergenerational equity, which has generally focused on future generations in the sustainability context, is now being put into reverse gear in the legal context. Over the last decade, Holocaust, slavery and Apartheid-related suits related to alleged wrongdoing many years ago have all made the headlines, with large companies in the defence dock in each instance.

As each retrospective case makes headlines, today's victims of ever more distant historic grievances see an opportunity to hold companies to account for past injustices – and a growing band of lawyers are ready, willing and motivated to take on their claims.

Liability is expanding over distance

Traditionally, court rules define the appropriate geographic venues for both the location of lawsuits and the location of parties who are subject to the jurisdiction of the court. Corporations meanwhile have avoided prosecution for geographically distant acts or those of their subsidiaries. They have done so by employing a variety of legitimate defence strategies.

'Just because slavery ended over 100 years ago doesn't excuse companies who benefited from it through unjust enrichment and ill-gotten gains.'
Deadria Farmer-Paellmann
(a lead attorney in the US slavery reparations litigation)

One common strategy is to invoke the legal principle of *forum non conveniens*, which is a claim of improper forum often used to remove a case to another geographic jurisdiction that is argued to be more convenient to the parties and the court.

But this strategy has been weakened in recent years, most notably in litigation involving human rights claims. Known as 'foreign direct liability' litigation, a new wave of cases is targeting parent companies for their impacts in distant geographical locations.[31] We explore this litigation in more depth in Study 2 (Human Rights). Even if these various cases fail, they send a strong signal to companies that the historic separation of one company from another by ownership or geographic location may be a successful short term defence, but one which may be subject to significant erosion over time.

Legislative initiatives are also emerging to hold parent companies to account in distant locations. In the US, a Corporate Code of Conduct Bill introduced in 2000 proposed a code of conduct for all US-based corporations with more than 20 employees abroad. The code covered labour rights, human rights, transparency and environmental protection and contained detailed liability provisions to ensure its enforcement. Significantly, the code would have applied not only to companies' direct operations, but also to subsidiaries, subcontractors, affiliates, joint ventures, partners, and licensees. Although this bill had limited support and was not passed, it signalled growing political interest in corporate accountability.[32]

Similarly, in the UK, two Corporate Responsibility Bills have been introduced in Parliament, backed by a coalition of high-profile NGOs.[33] The first, introduced in June 2003, aimed to establish a directorial duty of care with respect to environmental and social impacts (rather than just financial duties to shareholders), and it specified that companies would be liable in UK courts for environmental damage or harm to workers, no matter where it occurred.[34]

When the first bill did not succeed, a second scaled-down version was introduced and read in Parliament in January 2004.[35] It failed to pass committee stage, but the two bills have raised Parliamentary as well as public attention around corporate legal liability for foreign as well as domestic operations.

Taken together, these developments are making multinationals more vulnerable to litigation for their actions in legally and geographically distant operations, and less able to limit future liabilities by setting up subsidiaries or independent sourcing relationships in countries with lower local social/environmental standards or weaker judicial regimes.

Companies are being challenged across the supply chain

The traditional boundaries of moral and legal accountability have already been breached and companies are now exposed to environmental and social failings well beyond their direct operations and into the supply chain. In the Unocal ATCA case, the Ninth Circuit held that the company could be challenged in court simply for knowingly assisting human rights violations in the supply chain regardless of whether they wanted or requested them. When Ford became embroiled in the Firestone tyre crisis, their initial defence was that they were not responsible, yet alone liable, for the failings of the tyres which were warranted by the tyre manufacturer.

The hostile public reaction and barrage of legal actions rapidly caused them to accept responsibility for tyres specified by them as part of the vehicle they had made and sold. Indeed, it was Ford and not Firestone who initiated a second major tyre recall. In this and in many other cases, the distinction between moral and legal liability is being constantly tested, but companies are now having to weigh both aspects in deciding how they should respond to crises where responsibility could traditionally have been deferred to other parties in the supply chain.

Companies can be held responsible for consumer behaviour

The balance between personal and corporate responsibility is also shifting: whether reasonable or not, the trend is for increased consumer rights on the one hand, and increased corporate responsibility on the other. The tobacco and alcohol industries have long invoked the defence that they cannot be held responsible for the actions of consumers. But this defence has been comprehensively dismissed in the case of tobacco and extensively attacked in the case of alcohol. In the case of tobacco, their defence was undermined by their prior knowledge that nicotine was addictive.

Until recently, most other sectors would have comforted themselves with the thought that tobacco and alcohol were 'high liability' industries. But, as we show in Study 3, a wave of obesity-related challenges to the food industry is destroying this illusion. While these legal actions are generally regarded as having little chance of early success, the cases have opened the floodgates for challenges to the industry's products and marketing techniques. Indeed, as an indicator of how seriously the food industry is taking these threats, major players have moved with extraordinary speed on both sides of the Atlantic to modify product formulations, portion sizes and marketing practices to pre-empt regulation and potential litigation.

Even where the issue of personal responsibility affords the company protection, the second line of attack – as experienced by the tobacco industry in the US – is by the state seeking to recover the health related costs associated with the use of their products. There will be no shortage of creative lawyers seeking to make use of the deep pockets of opportunity this presents to seek compensation for the negative health impacts resulting from the way that companies have developed and marketed their products.

Chapter 2
Moral Liability
The court of public opinion

Let us start with the reality: though individual exceptions are plentiful, companies in this new millennium are not broadly viewed as holding the moral high ground. With trust in business having dropped to serious lows in recent years,[36] companies are unlikely to be granted the benefit of the doubt when adverse publicity arises and their conduct is called into question. Meanwhile, the shift to global free markets and instant communication means that corporate activities are scrutinised more closely and widely than ever before. Negative attention by the media or activists can cause a company to be condemned in the court of public opinion – judged 'morally liable' for societal damages – often very quickly, and without any judicial controls or procedures to ensure a fair and balanced hearing.

In our view, moral liability arises when a company violates stakeholder expectations of ethical behaviour in such a way as to put business value at risk.[37] Societal expectations of responsible business behaviour are broad and often fast evolving, spanning norms of fairness, honesty, promise-keeping, respect for rights, and due care to protect the interests of people and the natural world. Breaches of basic ethical norms can seriously undermine critical business assets, including the trust and loyalty of customers, the pride and advocacy of employees, and the confidence of shareholders in the probity of management.

In this chapter, we explore how moral liability has emerged as a significant and rising business risk. Recent well-known examples include:

- **Nike**
  Falls in sales and share price over allegations of the use of child labour in developing world factories working as third-party suppliers in the manufacture of its sportswear;
- **Shell**
  Temporary fall in European sales, as well as a collapse in internal morale, resulting from the Brent Spar[38] and Nigerian[39] crises in the late 1990s;
- **Monsanto**
  The CEO lost his job and the company its independence after ignoring public concern over its genetically modified seed technologies, particularly in Europe;
- **Huntingdon Life Science**
  Abandoned by banks and other financial institutions in the face of animal rights activism, taking the company to the brink of bankruptcy.[40]
- **South Africa**
  The 39 pharmaceutical companies who brought a case to prevent cheaper generic HIV/AIDS drugs being produced in South Africa: in spite of their huge investment in legal and PR advice and confidence that they had the full weight of the law behind them, they finally realised they couldn't win in the court of public opinion and abandoned their case.

Moral liability – the growing risk to business value

Companies have always been at risk of societal condemnation, but a number of trends are making the potential impacts on business much more significant. Below we explore how:

- The potential scale of societal damage from business-related activities is enormous, particularly from climate change and obesity;
- Reputation and brands are major components of business value, and are the first casualties when a company is deemed morally liable;
- Shareholder activism is on the increase, giving rise to risk of divestment and shareholder resolutions;
- Off-balance sheet risks, such as climate-related liability, are being targeted;
- Companies face increased premiums and even the risk of loss of insurance cover, as insurers actively strive to predict and avoid taking on liability risks which develop as society seeks to hold companies more accountable.

The scale of damage, particularly from climate change and obesity, is enormous

The greater the damage companies are perceived to have caused, the greater the business loss that can occur – making moral liability associated with greenhouse gas emissions one of the most significant areas for concern.

Climate change is widely regarded as one of the most critical global environmental and economic threats. Its effects, while unpredictable, are expected to include significant shifts in weather patterns, weather-related damage and rises in sea levels. The anticipated costs of these shifts are huge. The insurance company Munich Re estimated that damage from extreme weather alone would hit a record $70 billion in 2002.

Exceptional heat waves and drought in Europe during 2003 led to crop failures costing $12.3 billion economic damage followed by record flood losses of $16.9 billion in just three months. UNEP has estimated total costs of global warming to be around $300 billion dollars a year.

As we explore in Study 1, political, legal and activist resources are mobilising in an effort to hold accountable those responsible for climate change. Shareholder activists are filing and gaining support for growing numbers of shareholder resolutions. Companies perceived to be ignoring the issue are being targeted relentlessly by groups such as *Campaign ExxonMobil*, a coalition of religious and environmental groups working with institutional investors, corporate governance activists and financial analysts to highlight the financial risks to shareholders of ExxonMobil's current position.[41]

For now, at least, these resolutions rarely secure sufficient support for adoption. But increased numbers of resolutions and progressively higher levels of votes have brought public attention to the role of companies in environmental or social issues; and in many instances, such attention has forced strategic focus by the company on the issues raised.

Reputation and brand value are in the front line

As the Interbrand table suggests (Figure 12), the world's best-known corporate brands have a significant proportion of their market capitalisation invested in 'brand value'. Not surprisingly, the management of corporate and brand reputation is increasingly of board-level concern. Indeed, research by Aon, the insurance giant, shows that the top 2000 private and public sector organisations regard damage to reputation as their biggest risk.[42]

Corporate reputation – the public face of the company – is typically the first casualty of moral liability. In the past, the risk in relation to reputation and other intangibles has been difficult to quantify and therefore to manage. Yet, while most public relations crises have a relatively short-lived impact on share price, we have witnessed in recent years how damage to reputation can cause huge destruction of shareholder value. In the case of Andersen, the distress sale by the partners followed massive negative publicity from its association with Enron and the subsequent government indictment, while Merrill Lynch saw $4 billion wiped off their value in a matter of days amid accusations of dishonesty.

As AON puts it, 'It is only when a reputation incident severely damages the credibility of an organisation or one of its brands, or its standing in the eyes of its stakeholders, that the potentially catastrophic consequences of not managing the crisis properly become apparent. Studies of organisations that have handled crises affecting their reputation badly have identified long term and irreparable damage to share price, market share and brand value.'

Some believe that ExxonMobil's reputation has taken a major hit due to its stance on climate change. In a leaked private analyst's report,[43] Deutsche Bank noted: 'Greenpeace is currently pursuing ExxonMobil in a PR war that focuses on forecourt boycotts of its biggest European market, the UK. While the company insists that it has suffered no fiscal impact from the boycott, being handed a reputation as environmental enemy number one for such a big customer-facing business has to be considered a brand risk.' In the same report, it adds: 'Behind the risk management failure lies a governance failure. By essentially abdicating responsibility for reviewing the management of one of the major risks facing ExxonMobil, the board is not serving the best interests of shareholders'.

12 **Best global brands 2004**

Rank 2004	Brand	Brand Value $ millions
1	Coca-Cola	67,394
2	Microsoft	61,372
3	IBM	53,791
4	GE	44,111
5	Intel	33,499
6	Disney	27,113
7	McDonald's	25,001
8	Nokia	24,041
9	Toyota	22,673
10	Marlboro	22,168

Source: Interbrand

13 How important is corporate governance[A] relative to financial issues[B] in evaluating which companies you will invest in?


Survey
Investors %
Asia
18
61
21
E Europe / Africa
15
45
40
Latin America
16
66
18
North America
43
50
7
W Europe
44
41
15
Answer
Less important
Equally important
More important

[A] Defined as effective boards of directors, broad disclosure and strong rights and equal treatment for shareholders
[B] Profit performance and growth potential

Source: McKinsey Global Investor Opinion Survey on Corporate Governance, 2002

14 Are investors willing to pay a premium for a well-governed company?


2002 Survey
Investors %
Asia
22
78
E Europe / Africa
27
73
Latin America
24
76
North America
24
76
W Europe
22
78
Answer
No
Yes

Source: McKinsey Global Investor Opinion Survey on Corporate Governance, 2002

Shareholder activism is increasing

With such significant levels of business value at stake, it is not surprising that shareholders are increasingly informed and active on CSR-type issues. The spectacular growth in ethical funds is one clear indication, with the power of this still-niche sector to secure board attention to social and environmental issues disproportionate to its size. Mainstream investors are coming under increasing pressure and are even facing legislated requirements, as in the case of UK pension trustees, to disclose their policy on the inclusion of environmental and social issues in their investment and voting decisions.

But the new story is the increased activism among mainstream investors. Part of this increase reflects the heightened focus on corporate governance, post-Enron. The huge losses in shareholder value have prompted investment managers to scour their portfolios for hidden risk, and investors are now keenly aware of the importance of good governance in protecting and enhancing the value of their investments. A survey by McKinsey[44] reported that more than half of investors in all world regions were as or more concerned with governance as they were with traditional financial performance (Figure 13). Fully three-quarters claimed to be willing to pay a premium for a well-governed company.

Even more significantly, mainstream investors seem to be gradually challenging some of the moral liability of the companies in which they invest. Shareholder resolutions have proliferated, demanding strategic reviews and responses on issues from climate change to genetically modified organisms (GMOs) to human and labour rights performance. Many have been able to achieve once unthinkable levels of support from the main body of shareholders.

For example, climate change represents a fast-growing area of shareholder activism, with record levels of votes cast in favour of proactive climate strategies. With 19 resolutions filed in 2002, and 31 resolutions filed in 2003 (mainly with US multi-nationals), the level of votes cast clearly signals mainstream investor support (Figure 17).[45] This trend has led many companies to review the issue more thoroughly and often to adjust their strategies or policies.

Insight Investment, a major UK-based fund manager and one of the sponsors of this report, believes there is a moral imperative for investors to engage more actively in their investee companies. As they point out, 'It is instructive to note that in UK company law, a sharp distinction is not made between companies and their shareholders. Indeed shareholders are described as members of the company, and membership carries with it a share in moral responsibility.'[46] Whether clear in law or not, an increasing number of shareholders feel a need to involve themselves more closely in the companies whose shares they own. Some are focused purely on protecting their share value, but many are driven by concern, even outrage, over the apparent greed and self-serving behaviour of the directors and executives; or the ethical dimensions of their company's performance.

Insight is one of growing numbers of mainstream investors convinced of the link between corporate responsibility and shareholder value. Deloitte & Touche's Socially Responsible Investment survey in 2002[47] concluded 'For listed companies there is a clear message. Investors see value in a robust approach to corporate social responsibility'. 13 of the Top 20 fund managers in the UK agreed that CSR considerations will be a significantly important part of investment decision-making within three years.

In the US, fund managers have demanded that carbon-intensive companies in their portfolios accept climate change as a serious risk not only to society, but also to the companies' long-term competitiveness and prosperity.[48] And in July 2004, eight State Attorneys General filed a lawsuit against five power generators whose combined operations account for 10% of all US greenhouse gas emissions; observers cite this as a groundbreaking move in holding companies to account for their climate impacts.

Off-balance sheet risks targeted

Some analysts expect a carbon-constrained economy to develop over the coming years, with carbon-intensive industries penalized and low-carbon sectors rewarded. It is standard international accounting practice to include or disclose current and likely future liabilities in the Profit & Loss account or in the Balance Sheet. Auditors are beginning to assess whether their 'climate-intensive' clients have properly evaluated and accounted for the off-balance sheet risks related to climate and there is growing pressure on the Securities Exchange Commission to require discussion of climate where it is material to a company's current and future performance. Indeed, post-Enron and Worldcom, the sensitivity to off-balance sheet risk is acute and has resulted in a string of major companies restating their accounts. Insurance companies are among those scrutinising this type of risk.

16 **Filings in favour of pro-active climate strategies**


Filings
94
3
95
2
96
1
97
3
98
10
99
10
00
9
01
6
02
20
03
31

Source: SustainAbility

17 **Votes in favour of pro-active climate strategies**


Support %
94
13
95
12
96
14
97
5
98
4
99
6
00
8
01
9
02
19
03
18

Source: SustainAbility

15 **Will CSR will be a significantly important part of investment decision-making within three years?**


Survey
Fund managers %
All respondents
2
23
19
53
3
Largest 20 fund managers
15
20
60
5
Answer
Strongly disagree
Disagree
No view
Agree
Strongly agree

Source: Deloitte & Touche Socially Responsible Investment Survey 2002

Companies – and Directors – risk loss of insurance cover

The insurance industry is keenly aware of its exposure to company performance in the corporate governance, social and environmental arenas, and is taking steps to manage these areas of risk.

One option is to cancel or refuse cover for future liability for particular types of environmental or social damage, a decision with obvious and significant financial implications for affected companies. Insurers are also reviewing the Directors & Officers Liability cover of US directors, reflecting growing concern that directors of companies which deliberately lobby to resist precautionary action on climate change could face actions for negligence. As James Cameron, a leading international environmental lawyer and Founding Director of Climate Change Capital explains, 'These developments signal that there may be legal consequences flowing from the decisions of boards of directors when they actively lobby against regulatory action to reduce climate risk.'

Some directors have already been personally implicated in legal actions, as in Thor Chemicals where the company chairman was named in the lawsuit on mercury poisoning and Cape plc whose Italian subsidiary's managing director was charged with manslaughter in relation to asbestos exposure.[49]

Expanding boundaries of moral liability

As discussed earlier, societal expectations of responsible business behaviour are rising. The range of areas, therefore, in which moral liability can develop is expanding, particularly around:
- Transparency and disclosure.
- Following the spirit and the letter of the law.
- Accepting responsibility for legacy issues.
- Responsible divestment.
- Ethical sourcing.
- Economic equity, including fair trade, fair pricing, and fair taxation.

Greater transparency and disclosure

Transparency is widely accepted as a critical aspect of corporate responsibility, and is being reinforced by a range of laws and regulations in the US and Europe governing financial, social and environmental reporting. The US Securities and Exchange Commission requires companies to disclose any activities 'creating a material risk, or having a material impact, on the company's stock value'.[50] Auditors are becoming aware of their obligation to assess risks to the business arising from issues like climate change, and the corresponding balance sheet implications are potentially huge.

The last decade has seen huge increases in the number of multinationals producing stand alone environmental or sustainability reports; one review found two thirds of the Fortune Top 60 producing such reports in 2003.[51] There is strong evidence that stakeholder pressures and regulation are driving an irreversible trend towards corporate environmental/social reporting in most developed economies. Companies also face pressure to report voluntarily on specific aspects of a company's environmental and social performance and impacts.

The Carbon Disclosure Project, for example, represents $10 trillion of investment funds whose managers have collaborated to investigate the scale of risk and preparedness in relation to climate change of the Top 500 companies (measured by market capitalisation). In 2003, the project received a 59% response rate from the target companies, sharply up from the previous year's 47%.

And where companies decide not to disclose voluntarily, 'whistleblowers' rights are being strengthened in law. For example, the recently enacted Sarbanes-Oxley Act in the US contains provisions which give protection to employees who inform not just on fraudulent misconduct but also on any breach in SEC rules including the disclosure of material risk as noted above. As Tom Devine, Legal Director of Government Accountability Project, observes, 'This little discussed dimension of SEC rules creates unprecedented, comprehensive subject matter coverage for corporate whistleblowers'.[52]

Following the letter and the spirit of the law

One aspect of compliance that is still little discussed in companies is the difference between conforming to the spirit as opposed to the letter of the law. Many legal, financial and marketing advisers operate at the edge of compliance boundaries and, indeed, compete for business based on their ability to identify creative routes to expand the boundaries of technical compliance. This is the mindset behind Enron-style 'creative' accounting (the difference between 'creative' and 'deceptive' is a finely drawn line here). Enron created no less than 800 'subsidiaries' in tax havens such as the Cayman Islands to avoid paying any corporate federal income taxes in four of its last five years of operation.

In the US and the UK, P&G has been criticised for packaging, positioning and displaying Sunny Delight as though it were a juice (in fact only 5% of the product was real juice in the original formulation). Even though it did not mislabel the product or make factually untrue claims, it came under attack for irresponsible marketing.[54]

Narrowly meeting legal requirements but failing to honour the spirit or intent of the law is, therefore, no longer the responsible reference for business. Society is signalling that this is morally unacceptable and a growing number of campaigns aim to punish business through boycotts or to force policy shifts in the face of reputation threats.

Accepting responsibility for legacy issues

Moral liability appears to be transferable as a result of mergers and acquisitions, a development we explore in Study 4 with respect to Dow's acquisition of Union Carbide Corporation and the continuing fall-out from the Bhopal tragedy.

As Forbes magazine reported, '"Due diligence" has traditionally focused narrowly, but deeply, on financial and legal current and potential liabilities, ignoring less tangible but potentially significant risks to reputation or to the balance sheet more directly. In this spirit, Dow believed that Union Carbide's liabilities were fully settled long before acquisition, a position it has stoutly defended with investors, campaigners, customers, suppliers, politicians and its own staff. Yet, in the minds of many, it has a responsibility to address a range of legacy issues. Indian courts have reinstated the criminal portion of the original charges against Union Carbide, and activists are relentlessly pursuing actions in both US and Indian courts for further reparations.'[55]

Dow's position rejecting any such legacy liability is simple, consistent, and probably well-founded in law, but it has not won over critical stakeholders and it is unlikely ever to shift the views of many of its critics. A more open and public discussion of the issues raised and a more proactive engagement in the resolution of them would, we believe, create an environment conducive to a more balanced judgement by the broader body of stakeholders and observers.

Responsible divestment

Companies often choose to divest a problem business or asset. Increasingly, however, companies are being urged to act responsibly in their divestment decisions, and divestment can no longer be considered a final settlement of responsibility and liability.

As Halina Ward notes, 'When in October 2002, Canadian company Talisman announced that it was pulling out of Sudan, British development NGO Christian Aid argued that withdrawal is not a socially responsible thing to do . . . Talisman should have stayed in the country and said to the government: "We are suspending our operations until you come up with a peace deal."'[56]

Similarly, some years ago Shell faced calls to divest from Nigeria in order to stop current oil production, thereby bringing the then military regime to its knees. Shell's response was that a withdrawal would not only not stop production, but would also put at risk its social and environmental programmes which were committed to the benefit of the people and environment of the Niger Delta.

Underlying the complexity of being seen to act responsibly on these issues is the risk on the other side of the equation. Companies enforcing their belief that accountability and responsibility demanded that they not 'cut and run' but rather work from within to effect positive change in Apartheid South Africa, now find themselves confronted with Alien Tort Claims Act lawsuits in the US for continuing to do business under the Apartheid regime.

Companies may be tempted to manage this sort of dilemma passively, since every option carries risk. We detect the early signals that a company which fails to take divestment decisions on a balanced and inclusive basis (namely, taking due account of the social, environmental and economic consequences for affected stakeholders) may find itself being charged with irresponsible behaviour.

Economic equity

The concept of economic equity as a business responsibility has largely been lost on the business community who tend to assume that economic and financial accountability are one and the same. Yet new expectations are arising around the source and allocation of the wealth created by business – the contribution to economic equity.

The principle of fair trade is becoming increasingly well established. Particularly in the UK, fair trade is seeing mainstream adoption, with increasing market share for a growing range of goods.[57] Consequently, companies are now under pressure to work closely and transparently with their supply chain to ensure a more equitable sharing of value created.

> 'The race to the bottom, seeking ever-lower manufacturing costs, in the long run has no winners. For example, the total sewing and assembly cost of a $20 Disney *101 Dalmatians* pajamas in Haiti is only 6 cents, but today's corporations will not be able to sustain such unfair margins without repercussions in terms of lawsuits, reputation, shareholder advocacy, and consumer outrage.'[53]
> Heather White
> Executive Director of Verité

Similarly, companies' pricing strategies and tactics are coming under scrutiny from regulators, consumer watchdogs, NGOs and the media. Issues include absolute pricing (e.g. pharmaceuticals in developing countries) and comparative pricing (e.g. disparities in price levels between the UK and the US). Fair pricing as an issue is currently ill-defined, but is pointing toward greater condemnation of companies perceived to be profiteering, abusing their market power or insensitive to affordability issues.

Regulators are also adding a moral dimension to their view of anti-competitive or cartel price fixing. In 2001, the EU fined various vitamin manufacturers a record £500 million for price fixing. As the EU Competition Commissioner observed at the time, 'It is particularly unacceptable that this illegal behaviour concerned substances which are vital elements for nutrition and essential for normal growth and maintenance of life.' Similar sentiment caused public outrage over pharmaceutical manufacturers' attempts to block availability of generic HIV drugs in South Africa. Affordability may prove to be an issue which companies need to factor in to their pricing decisions as part of their perceived responsibilities in a freer and more globalised market to protect their licence to operate and their bargaining power with governments in emerging markets.[58]

To date, discussions of pricing affordability have centred on life saving drugs in poorer countries, but the principle of fair pricing is likely to extend to developed economies and other market sectors. In the UK energy sector, for example, concerns are rising over higher per unit electricity charging for poorer customers on the basis that they are less economic to serve.

Fair pricing principles may also extend to the perceived value of the product itself. The Coca-Cola Company has been pilloried in the UK press for marketing Dasani – local tap water (as the company openly acknowledged) purified through reverse osmosis with trace additives – as mineral water. As the media observed, the Dasani price of 95 pence per half litre would buy over 3,000 litres of the original tap water. Following massive negative media coverage on the pricing issue and a subsequent contamination crisis, the product was withdrawn from the UK market in 2003.

Expectations are also rising around fair taxation. Most CFOs would argue – often correctly – that fiduciary duty demands that they minimise the tax burden on their business and retain the maximum wealth created for the benefit of the company's direct stakeholders (employees and shareholders). This is the defence for such common strategies as legally manipulating transfer-pricing of goods and services to minimise profits reported in high and to maximise them in low taxation regimes. The 2003 Lifeworth Annual Review of Corporate Responsibility, supported by the New Academy of Business, suggests, however, that such activity 'costs Europe about £100 billion a year and the developing world well over $50 billion a year'.[59] These are no mean sums when measured against, for example, the World Bank's estimate of the cost of poverty alleviation as approximately $80 billion a year.[60]

Greater focus on the distribution of the economic cost and benefits of a company's activities may produce the perception among stakeholders that companies' legal tax avoidance strategies are akin to unethical 'tax dodging'. At issue is whether directors are accountable only to their shareholders whose immediate short term interest is apparently best served by tax minimisation, or also to the other stakeholders in the countries and societies where the wealth was created.

Economic accountability principles

Economic diversity
Multi-national corporations should encourage open and competitive markets; discourage monopolistic and anti-competitive activities; and support the role of small and medium enterprises, particularly those which underpin local cultural and social diversity.

Economic equity
Corporations should have a responsible and transparent stance on the equitable distribution among stakeholders of the economic costs and benefits of their activities. In particular, economic activity should promote the principles of fair trade up and down the supply chain. Furthermore, corporation taxes should be accounted for and paid within the local economies in which they are due; profits should not be transferred to countries of lower taxation in pursuit of tax avoidance.

Sustainable investment and divestment
Return on capital will always be a key criterion for capital commitments. This should, however, be balanced against the social and environmental impacts of the investment/divestment with due regard to past and future obligations.

Economic accountability
Companies should understand and acknowledge the scale, breadth and depth of their economic power and influence, and demonstrate responsible use – and avoid abuse – of that power. They should actively seek to deploy economic influence and power to promote and protect human rights. Political contributions and lobbying for own business interest should be fully disclosed.

Guidelines developed by SustainAbility

Study 1
Climate Change
Battles building on many fronts

Climate change is almost universally accepted as one of the most critical global environmental and economic threats. Its effects, while unpredictable, are expected to cause significant shifts in weather patterns, weather-related damage and rises in sea levels adversely impacting coastal regions around the globe. What makes climate change so important is that, if legal liability is established, the potential costs are enormous: climate change costs are estimated by United Nations Environment Program to be in the order of $300 billion a year.[61]

In this section, we outline the multiple fronts being fought by political, legal and activist forces to hold those responsible for climate change to account. As we show, regulation is brewing, climate lawsuits are now a reality, auditors are assessing climate liability, shareholders are demanding action, and NGOs are increasingly seeking to attack individual companies' brands.

None of this proves, of course, that real liability can or will attach to individual companies. We believe that it is a reasonable conclusion, however, that companies ignore the risks at their peril. In a carbon constrained economy businesses which fail to address their climate impacts are highly likely to be punished by enforcement of regulation; by penal financial incentives; or by market shifts.

Regulation

Greenhouse gas emissions are increasingly regarded in policy development as 'pollutants'. In Europe, the Polluter Pays Principle is strengthening as reflected in the June 2003 agreement to implement the Directive on Environmental Liability. Caps on carbon dioxide (CO_2) emissions come into force in 2005: under the Emissions Trading Directive, Member States have to set limits on emissions from energy-intensive plants by allocating them CO_2 emission allowances. In the US, the failure to develop regulation at the federal level has provoked some states to limit greenhouse gas emissions. Most notably, California's Assembly Bill 1493 requires the California Air Resources Board to develop CO_2 standards for vehicles that achieve the maximum feasible and cost-effective reduction of greenhouse gas emissions (GHG) from passenger cars and light trucks sold in California by 2009.

Legal and regulatory liability

Climate-related litigation is now a reality. In July 2004, top US lawyers filed suit against five major power companies, collectively alleged to be responsible for 10% of US carbon dioxide emissions. Attorneys-general from eight states, along with New York City lawyers, are calling on the companies to cut emissions by at least 3% a year.

'Climate change could be the next legal battlefield: Compensation claims for man-made environmental damages would make the tobacco sector payouts look small.'
Financial Times 14 July 2003

'Human induced global climate change is a weapon of mass destruction at least as dangerous as nuclear, chemical or biological arms, a leading British climate scientist warned. The impacts of global warming are such that I have no hesitation in describing it as a weapon of mass destruction.'
The Guardian, quoting John Houghton (former key member of the Intergovernmental Panel on Climate Change)
28 July 2003

There will undoubtedly be more cases. The Climate Justice Programme[63], based in London, is one of a number of legal activist campaigns seeking to use the judicial process to spur company action on climate change. NGOs are also collaborating with each other on legal challenges in the US. According to their joint website (www.climatelaw.org), Friends of the Earth and Greenpeace have determined that legal action is necessary to persuade the Bush Administration to take meaningful action on climate change.

Though such cases rarely run all the way to judgement, the legal costs and reputational damage associated with defending climate change actions could be enormous. As Dr Garz, the director of equity research at the German investment bank WestLB Panmure, recently put it, 'This litigation could be a catalyst or a trigger for markets to really look at climate change issues, not only with respect to the expected costs of litigation, but also in terms of a general economic assessment . . . Climate change litigation will similarly arouse the interest of the markets and raise the perception of the topic.'

Insurers too are showing increasing concern for their potential exposure to litigation against companies on climate change. Swiss Re acknowledges that directors and officers could possibly face legal action if shareholders believed that company executives did not adequately address the potential threats of climate change related regulation.[64]

Financial liabilities – on and off the balance sheet

All the indicators point to a carbon-constrained economy developing over the coming years, with carbon-intensive industries penalized and low-carbon sectors rewarded. As companies are increasingly forced to internalise carbon costs – resulting in fossil fuel producers and users having to fund the environmental and social costs of climate change – the balance sheets of carbon-intensive companies could be rapidly and adversely transformed. Shareholder value will be severely at risk.

It is standard accounting practice to disclose or account for current and likely future liabilities in the Profit & Loss account or in the Balance Sheet. Auditors are beginning to raise with their 'climate-intensive' clients the issue of whether emerging risks are being properly evaluated and accounted for. John Dutton, dean emeritus of the Penn State's College of Earth and Mineral Sciences, estimates that $2.7 trillion of the $10 trillion US economy is susceptible to weather-related loss of revenue,[65] meaning that an enormous number of companies currently have 'off-balance-sheet' risks related to climate.

Post-Enron and WorldCom, shareholder and insurance company sensitivity to 'off-balance-sheet' risk is acute and has resulted in a string of major companies restating their accounts.

Furthermore, as discussed in the previous chapter, new accounting standards coming into force across Europe in 2005 require auditors to ensure that current commitments to stakeholders on major issues like climate change are included as current and/or future liabilities on balance sheets as a 'constructive obligation'. Empty public relations' promises carry more than reputational risk under this new standard.

Governance obligations

Market-led initiatives, lawsuits, new government requirements and rising shareholder pressure are converging to make climate change a core component of the emerging corporate governance agenda. A 2002 report by CERES outlined the principal ways in which climate issues are likely to be incorporated within corporate governance obligations, including:[66]

– New listing standards require corporations to have a majority of **independent directors**, and the SEC is considering new rules allowing shareholders to nominate their own board candidates. This could lead to nomination of directors who understand and commit to address climate change.

'The Directive on Environmental Liability is based on the polluter-pays principle. It establishes a framework whereby environmental damage can be prevented or remedied. It requires operators to take preventive action where there is an imminent threat of damage and remedial action – at their own expense – when damage occurs.'
Brussels, June 2003[62]

'It is only a matter of time before companies like Exxon Mobil or General Motors will be facing litigation.'
Jon Sohn
Friends of the Earth

- Emerging efforts to redefine 'pay for performance' – and align executive performance with long-term investor value – could result in attainment of greenhouse gas targets as a component of **executive compensation**.

- New SEC rules require mutual funds to disclose their **proxy guidelines** and **proxy votes**,[67] opening them to scrutiny and client pressure to support climate change-related shareholder resolutions.

- A legal settlement involving major US investment banks is putting greater separation between banks' brokerage and underwriting arms, potentially resulting in greater analyst focus on companies' responses to climate change as part of **investment research**.[68]

Shareholder activism

As discussed earlier, shareholder activism is not simply the domain of environmental and social campaigners with token shareholdings. Attitudes of mainstream analysts and fund managers are shifting rapidly, driven by a growing realization of the potential risks to shareholder value and reinforced by deepening expectation regarding social responsibility by all sectors of society. This is further reflected in the mushrooming over the last decade of investments in funds screened for environmental and social impact.

As noted earlier, climate change is one of the fastest growing areas of shareholder activism with record levels of votes cast in favour of proactive climate strategies.

Despite this growing interest in and concern about climate change, markets 'have yet to price climate change as a risk factor or differentiate companies that manage this risk well from those that do not', says WestLB Panmure's Garz. Given the convergence of pressures, however, it is reasonable to expect that the link between climate risk and shareholder value will be more clearly quantified.

Corporate Boards have a fiduciary duty to ensure that risks to shareholder value are properly assessed and managed. In this light, it is surprising that while 80% of the Global 500 who responded to the Carbon Disclosure Project in 2003 explicitly acknowledged climate change as a significant business risk, only half of those companies acknowledged taking concrete action to address the issue.

NGO pressures

Activist campaigns on climate change can take a traditional approach like the Esso boycott in Europe. But we are also seeing newer approaches evolve deploying analytical research and reporting to bring the issues to the attention of boards, financial analysts and investors using their own language.

18 **Votes in favour of pro-active climate strategies**


Company
Votes %
GE
19
23
ExxonMobil
20
21
2002 survey
2003 survey

Source: SustainAbility

May 29 2002: 20% of shareholders ($55 billion) voted against management of ExxonMobil on a climate change related resolution. Why?

'Neither the CEO, nor the board, nor management have a plan for appropriately managing the assets of the company given the challenge of climate change. [Investors] are going to treat it as a governance issue, not as an environmental issue.'
Mark Bateman
Investor Responsibility Research Center

The outputs disseminated through reports, media campaigns and on conference platforms are generally very well researched, rooted in a strong business case and are cogently argued. Indeed, some of the best brains are deployed on such projects – brains that historically would more likely be working for the corporations they are now challenging. Notable examples include *Sleeping Tiger, Hidden Liabilities* (Claros) and *Value at Risk: Climate Change and the Future of Governance*, a CERES Sustainable Governance project output.

NGOs are also promoting greater reporting of greenhouse gas emissions, through projects like the WRI-WBCSD Greenhouse Gas Protocol and the Global Reporting Initiative's *Sustainability Reporting Guidelines*.

Reputation / brand attacks

From a business perspective, few companies continue to deny that climate change is a real and growing threat. Many commentators suggest that those who do are putting at risk their company's reputation; prejudicing their shareholders' investments; and even exposing their directors to charges of failure of governance. As discussed in Chapter Two, the leaked Deutsche Bank document on ExxonMobil showed that analysts are taking note of the reputation risks.

ExxonMobil's defensive position has drawn adverse appraisals in a range of reports.[69] Possibly as a result of such scrutiny, the company's stance appears to be softening. In its response to the 2003 Carbon Disclosure Project, ExxonMobil acknowledges that 'the potential impacts of greenhouse gas emissions on society and ecosystems may prove to be significant'.

Campaigners' attentions are also moving downstream. The automotive industry is now firmly in their sights, with multiple attacks on the Ford Motor Company in the US and its CEO Bill Ford by NGOs who judge the company to have failed to deliver earlier promises. Realising the value of brand equity, they see icon brands like Ford as soft targets. In the case of Ford, their campaigns highlight the key role SUVs' (Sports Utility Vehicles) poor fuel economy plays in worsening climate change and increasing US dependence on oil from politically unstable regions.

The NGOs are given greater confidence by the evidence of shifts in public opinion on climate change. The issue is well established in European public consciousness, but recent polls indicate that US public opinion is rapidly catching up, with over three quarters of Americans believing that global warming is a real problem and requires action.[70]

Recommendations for business

The issues we raise are relevant not only to the most climate intensive industries, but to all companies (with obvious differences in the degree of risk exposure). We recommend that all companies:

Conduct a thorough assessment of the Greenhouse Gas intensity of the full lifecycle of their products and value chain. Seemingly 'climate light' products such as computers and TVs which consume significant power in stand-by mode, or the importing of food and animal feed[71] will come under increasing scrutiny.

Backcast from a future in which climate follows asbestos and tobacco to court.

Impose a 'carbon lens' on major investments/divestments. For example, Shell impose a notional carbon cost to any investment with an annual impact of 200,000 tonnes or more of CO_2 equivalent. Extend 'due diligence' procedures to incorporate climate change risks.

Undertake a thorough risk management review process to identify and quantify the risks (and/or opportunities) a carbon-constrained world will present to your business.

Build internal expertise and experience with respect to new market mechanisms such as emissions trading.

Consult auditors on current or emerging balance sheet issues in relation to climate.

Engage with stakeholders (especially customers, employees, investors, NGOs) on their expectations of responsible management of the climate issue.

> 'It [Swiss Re] has also identified a climate risk in its directors and officers [D&O] liability policies. Premiums should reflect the risk of litigation against senior managers who have failed to protect their companies against such risk, it says.'
> *Financial Times*, 27 April 2004

Study 2
Human Rights
Expanding liability across time, distance and the supply chain

Over the last fifty years, activists and victims from all over the world have demanded an end to human rights abuses, accountability for perpetrators and reparations for sufferers. These efforts have recently expanded from an initial focus on states to scrutiny of the role of business in the perpetration of such abuses.

With boycotts, 'name and shame' campaigns and, most recently, litigation, activists are forcing the corporate world to acknowledge and address its role in human rights abuses. International NGOs including Human Rights Watch and Amnesty International argue that by doing business in places like Angola, Burma, the Congo and Sudan, transnational corporations eager to extract these countries' natural resources help to support corrupt leaders and prolong civil war. In countries like Colombia, Ecuador and Indonesia, activists claim that poor labour standards allow companies to make profits while subjecting local labourers to unacceptable working conditions.

At a minimum, activists are calling for companies to acknowledge international human rights standards – a campaign which has met with some measure of success. The UN Global Compact, which asks participants to support nine principles in the areas of human rights, labour and the environment, has attracted more than 1,500 company signatories since its launch in 2000.[73] Another year 2000 initiative, the Voluntary Principles on Security and Human Rights, drafted by the US and UK governments, calls for improved risk assessment when businesses contract with local governments, and for human rights protections to be written into contracts with security forces.[74] Again, several multinationals have signed on, including BP, Royal Dutch/Shell, ChevronTexaco and Enron.

Most recently, the UN has put forth Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with regard to Human Rights.[75] The Norms carry the weight of a formal UN-authorised consultative process.

The difficulty with such norms is that they are not legally binding, and human rights lawyers are increasingly turning to litigation as a tool for change. Notably, courts in the US and UK are becoming more willing to hear cases where the violation occurred outside of the court's geographic location. And national courts are increasingly sensitive to human rights claims.

'We are going to spend the next couple of years suing every company we can find that is engaged in human rights violations,' declares Terry Collingsworth of the International Labor Rights Fund (ILRF). 'And in the long run, we are going to get help from the investment community. When we win just one case, the companies are going to have to add this to their evaluation criteria. We then won't have to police this anymore. The investors will.'[76]

Litigation in the US

The ILRF and a number of other non-profits including EarthRights International, The Center for Constitutional Rights and The Center for Justice and Accountability are looking to US courts for remedies. With the help of a law originally passed in 1789, some US lawyers are determined to see courts declare multinationals liable for the negative human rights consequences of their projects. The Alien Tort Claims Act (ATCA) states that 'district courts shall have original jurisdiction of any civil action by an alien for a tort only, committed in violation of the law of nations or a treaty of the United States.'

'Financial failure can destroy individual companies; moral failure will destroy capitalism. The law, intelligently devised and applied, has an undoubted role in helping to instil the behaviour needed to sustain that morality.'[72]
Sir Geoffrey Chandler, Founder Chair of Amnesty International UK Business Group 1991–2001, and former Director of Shell International

In some courts this has been interpreted to mean that there is a private right of action in the US for victims of violations of international norms, including, activists argue, gross human rights abuses, such as genocide, extrajudicial killing, slavery, torture, unlawful detention and crimes against humanity.

At present, over a dozen ATCA cases have been filed against a wide range of companies, including Texaco, ExxonMobil, Royal Dutch Petroleum, Del Monte Foods, Dyncorp, Chevron, Gap Clothing, UNOCAL, Southern Peru Copper, Coca-Cola, Rio Tinto, Freeport-McMoRan, Talisman Energy and Union Carbide/Dow. Plaintiffs groups have consisted of union leaders, workers and residents from Ecuador, Indonesia, Papua New Guinea, Nigeria, Sudan, India, Siapan, Burma, Peru, Colombia and Guatemala.

ATCA cases are lengthy and complex, with arguments over the various motions to dismiss often lasting several years. So far none of these cases have gone to trial and no damages have been paid out. But the debate over ATCA cases rages. Plaintiffs claim both that the US is an important venue because so much business is headquartered there, and that gross human rights violations should not go unpunished. Defendants often claim that the statute of limitations prevents the lawsuit from continuing, that the torts in question do not amount to a breach of international law, or that the US federal courts are not an appropriate forum.

The Bush Administration has sided with business. In an amicus brief filed in one case, the Justice Department argued that these lawsuits interfere with American foreign relations and 'bear serious implications for [the] war against terrorism.'[77] Other critics argue that these suits could deter much needed foreign investment in developing countries.

Many of these cases are brought for 'aiding and abetting' human rights violations. Plaintiffs' lawyers must demonstrate that the defendant corporation knew or should have known of the violations. In the case of *Doe v. UNOCAL*, plaintiffs contend that they were forced into slavery by the Burmese military during the construction of an oil pipeline in Burma. After three years of discovery proceedings, the Ninth Circuit held that the plaintiffs need only demonstrate that UNOCAL knowingly assisted the military perpetrating the abuses for UNOCAL to be held liable, not that UNOCAL wanted or requested the military to commit abuses.

As the UNOCAL case garnered media attention, shareholders representing 34% of all UNOCAL stock voted for a resolution urging the company to adopt a code of conduct based on the standards of the International Labour Organisation (ILO), which would prohibit forced labour. Shareholders declared that the vote was a direct outcome of the company's decision to continue its investment in the Burmese gas pipeline project and of its moral liabilities stemming from lawsuits by Burmese plaintiffs.[78] In a statement of support for UNOCAL's shareholder resolution, one shareholder asked 'What damage has been done to our goodwill and public relations? Would this money not be better spent investing in our company's future?'[79]

In the case of *Khulumani et al v. Barclays et al*, a class action brought by hundreds of black South Africans against 24 corporations for complicity in apartheid abuses, there can be no doubt that the companies were aware of apartheid policies. This case therefore presents different challenges. Though the world condemned apartheid eventually, it was considered a legal policy of an internationally recognised government. Nonetheless, plaintiffs argue that 'the participation of the defendants, companies in the key industries of oil, armaments, banking, transportation, technology and mining, was instrumental in encouraging and furthering abuses. Defendants' conduct was so integrally connected to the abuses that apartheid would not have occurred in the same way without their participation.'[80]

Several apartheid cases are pending in US courts, notwithstanding the remoteness – both in time and geographic distance – of the wrongs for which vindication is being sought. Notably, many of the defendant corporations in these cases continued to do business in South Africa specifically and explicitly out of a desire to attempt to effect positive change from within, and specifically and explicitly to avoid the perception of 'cut and run' tactics that create a different category of moral liability. That they are now defendants in these ATCA lawsuits underscores the tremendous moral and legal challenges confronting multinationals operating in today's globalised economy.

'These legal developments offer a new perspective on what corporate responsibility really means. Just as commerce has gone global, so liability is going global – and just as it took time for the rules of commerce to become clearly defined, now we're entering an era where the rules of liability are getting sorted out.'
Elliot Schrage, former senior vice-president of global affairs at Gap, now professor at Columbia Business School and Columbia Law School

'Historically privileged business as a whole must accept a degree of co-responsibility for its role in sustaining the apartheid system of discrimination and oppression over many years.'
African National Congress submission to the Trust & Reconciliation Commission.
TRC report volume 4 page 32

Critics of ATCA were hoping that the Supreme Court would intervene and halt this stream of litigation. But in June 2004, in *Sosa v. Alvarez Machain* the first ATCA-related case to reach the Supreme Court, the Supreme Court ruled to keep US federal courts open to lawsuits by foreigners who allege that they were victims of serious human rights violations anywhere in the world.[82] As this case did not involve a corporate defendant, the ruling does not conclusively resolve the status of corporate human rights cases under the ATCA. Indeed, the Supreme Court decision explicitly left that question unanswered. It also acknowledged concerns about the impact of such cases on the US government's foreign policy concerns, by inviting the government to intervene and seek dismissal of cases in which the Administration believes its foreign policy prerogatives are being undermined. In fact the US government has done this in a few cases to date. Attention now turns to the lower courts with corporate cases on their dockets, which had been deferring decisions until the Supreme Court ruling.

Litigation outside of the US

The US is not the only country where extraterritorial jurisdiction is becoming more likely. In 2000, the UK House of Lords opened the English courts to foreign plaintiffs injured overseas as a consequence of the operations of British companies or their subsidiaries. The decision was reached in a case in which three thousand South African plaintiffs alleged they were made ill while working with asbestos.

The defendant, Cape plc, argued that the cases should be dealt with by the South African judiciary (where damages would be much lower). But with the Lords' decision, the case proceeded in a UK court, and in June 2003, was finally settled out of court for £10.6 million.[83]

Recent decisions by the European Court of Justice regarding the application of the 1968 Brussels Convention on Jurisdiction and the Enforcement of Judgments in Civil and Commercial Matters have also provided the basis for the jurisdiction by European courts over a wide range of cases. Article 2 of the Brussels Convention has long been held to preclude the application of *forum non conveniens* where a defendant is based in the European Union. A July 2000 decision by the European Court in *Group Josi Reinsurance Co v UGIC* held that a plaintiff domiciled in a State that was not a contracting party to the Brussels Convention could still invoke the rules of the Convention.

The recently established International Criminal Court could be the site of future criminal cases, specifically relating to the war in the Democratic Republic of Congo. In an October 2002 report, a UN Panel of Experts alleged that 85 companies involved in business activities in Congo breached international norms, including the Guidelines for Multinational Enterprises formulated by the Organization for Economic Cooperation and Development (OECD).

To date there have been no investigations into the business conduct by any of the governments participating in the OECD. NGOs claim that some governments have encouraged the Panel to remove names of companies registered in their jurisdictions. The Prosecutor of the ICC, Luis Moreno Ocampo declared that 'The Office of the Prosecutor will work together with national investigators and prosecutors in order to determine the contribution, if any, that businesses are making to the commission of crimes in the DRC.'[84]

While there have been several ATCA cases filed in relation to crimes during World War II, there are now cases outside of the US as well. In Japan, four Chinese, allegedly forced to work as slave labourers by the Japanese between 1937 and 1945, filed a lawsuit against both the Japanese Government and Mitsubishi Corporation in November 2003. They claim they worked in a coal mine owned by Mitsubishi Corporation together with another 800-plus Chinese civilians.[85] The case is now pending.

After a failed ATCA claim against Total in the US, a group of Burmese refugees filed a criminal claim against TotalFinaElf in Belgium in 2002. The refugees' claim alleges that they suffered crimes against humanity committed by the Burmese military junta. The claim names TotalFinaElf and its CEO Thierry Desmarest as defendants for their complicity in those crimes, on the grounds that the company used forced labor while constructing a gas pipeline in Burma from 1995-1999 and lent 'moral and financial' support to the Burmese military junta.

'While recognizing that corporations are not rights agencies, we believe that the corporate sector has a critical role to play in enhancing respect for universally recognized human rights. A good human rights record is good for business.'[81]
Arvind Ganesan
Human Rights Watch

The case was filed under a 1993 law that gives Belgian courts the power to try human rights cases regardless of the nationality of the victims and regardless of where in the world the human rights violations took place. A separate legal action against TotalFinaElf and its CEO has been filed in France. As in the Belgian action (and the ATCA case pending in the US against Unocal), the plaintiffs claim that they were forced to labour on the company's pipeline, and that Total acted in complicity with the Burmese military junta. This action, however, arises under the French criminal law on kidnapping. Both cases are still pending.

Recommendations for business

For companies operating in areas with human rights concerns, we would recommend a thorough assessment of the political condition and human rights practices of the countries in which they seek to do business. Seek out experts from human rights NGOs who can provide current information as to the country's human rights protections.

Assess the business for current or potential exposure to human rights risks using progressive codes such as those from the International Labour Organization, The UN Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises, or The Global Compact as a reference point. Pay particular attention to the supply chain (including those elements outside of the company's direct control) and to potential legacy issues (e.g. South Africa or Nazi 'collaboration').

Make sure the company's business principles, codes of conduct and internal policies are up to date on human rights. Confirm that conformance is not only to the letter but also to the spirit.

Compare human rights standards for consistency in all operations globally. Where local regulations allow lower standards, assess for alignment with internal business principles/codes/policies as well as with current and emerging societal expectations. Explore and test dilemmas and alternative responses with constructive NGOs / opinion formers.

Consider active rather than passive support for human rights where passive covers local norms of working conditions, diversity and gender equality and active extends to endorsing and promoting (for example) the Universal Declaration of Human Rights and using economic power and influence to improve conditions and to fight abuses in the countries in which it operates.

If involved in areas requiring abnormal levels of security by public or private forces at the site of a project, contracts with security should include a requirement to respect human rights. A monitoring system should be established to ensure human rights guidelines are being followed, and disciplinary proceedings should be initiated when rights are violated.

Know which voluntary principles or standards your company is signed up to and commitments your company has made and check for compliance to the letter and the spirit.

Build internal education at all levels of management to new norms and expectations of corporate behaviour in relation to human rights.

Study 3
Obesity
Shifting responsibility means no sector is safe

'Food is the new tobacco.'
The Sunday Times
6 July 2003

Obesity is a growing international problem that is imposing huge costs on the economy and society as a whole. During the past two to three decades, the prevalence of obesity has increased two to three-fold in most developed countries, reaching an estimated 10–25% of the population in the 1990s[86] (Figure 19). In the US, a staggering two-thirds of adults are now overweight or obese,[87] and recent UK figures show that one in four men and one in five women is now obese.[88]

Obesity and overweight levels are also rising rapidly among children, according to studies in the UK, US, Canada and France.[89] In the US, the number and prevalence of obese children has doubled over the past 20 years, while in the UK, *conservative* estimates predict that if current trends continue, one in five boys and one in three girls will be obese by 2020.[90] Obesity in childhood is highly correlated with subsequent obesity in adulthood.

Obesity has been linked with a long list of chronic illnesses, including heart disease, diabetes, high blood pressure, asthma and cancer. Since 1990, the prevalence of Type II Diabetes in the US population has increased from 2% to more than 6%.[91] In both the US and UK, obesity is predicted to overtake smoking as the leading cause of preventable disease. The price tag is enormous. According to latest estimates, obesity and related illnesses cost the United States about $120 billion per year and cause 300,000 premature deaths.[92] In the UK, obesity costs the economy an estimated £25 billion a year and reduces life expectancy by nine years.[93]

Legal liability

With such serious economic and social costs, the inevitable search for 'culprits' has begun. The food industry – in particular, fast food – is being blamed for its role in processing, portion-enlargement and price-cutting to achieve higher sales.

In the US, obesity-related litigation is well underway, with lawyers seasoned in the tobacco trenches now rounding on the likes of McDonald's, Burger King and KFC. Several high-profile cases have already captured considerable attention.

In 2002, lawyers representing a group of obese New York teenagers sued McDonald's for acting negligently by selling foods that were high in fat, sugar, cholesterol and salt. In 2003, the judge dismissed the suit, but gave the plaintiffs' lawyers 30 days to file an amended suit, with suggestions on how to frame it. The lawyers duly filed their amended suit, this time alleging that McDonald's had engaged in deceptive practices in the promotion and sale of its products. In September 2003, however, the judge again dismissed the case, criticising the lawyers for failing to show that McDonald's had misled customers or that there was a clear connection between the company's menu and the plaintiffs' health problems.

Another highly publicised case was the 2003 lawsuit against Kraft Foods, manufacturer of Oreo Cookies. The plaintiff, a non-profit group, asked the court to order the company to cease marketing and selling Oreo cookies to children in California, in large part out of concern over the health impacts of eating trans fats. Though the enormous publicity generated by the case raised public awareness of the danger of trans fats, ultimately the plaintiffs withdrew their case.

Though neither of these cases succeeded in a strict legal sense, the ensuing publicity enabled them to strike significant blows against the defendants, denting their purses as well as their reputations.[94] And though a case against the food industry has yet to be won, plaintiffs have the slow-burn precedent of the tobacco lawsuits, which were rejected for years before the first legal breakthroughs. Victor Schwartz, general counsel to the American Tort Reform Association, estimates that it will take at least five years before these suits mature and potentially strike a real hit against the food industry.[95]

19 **1990s: prevalence of obesity**

Country Population %


US
21
27
Germ-
any
18
22
UK
17
20
France
9
12
Italy
8
11
Male
Female

Source: International Obesity Taskforce

It will not be easy for plaintiffs to win such a case. First, there is the problem of causality – the need to prove that any company's products were the definitive cause for obesity or related problems, rather than sedentary lifestyles or any number of other factors. Then there is the issue of multiparty defendants. Even if food were accepted as the definitive cause of a person's health problems, it would be hard to pin plaintiffs' ills down to one defendant – to argue, for instance, that they ate only in McDonald's or Burger King and that only that company is liable.

Finally, perhaps most crucially, there is the issue of free will versus addiction. Unlike tobacco, it is not clear to what extent fast food is addictive. In the tobacco lawsuits, the allegations included claims that the companies artificially boosted the amounts of addictive nicotine in their products. No comparable claims have yet been successfully made with regard to fast foods, although some new research has begun to indicate that the fat and sugar in fast foods may be as dangerously addictive as tobacco and some drugs.[96]

In the US there may ultimately be legislation to curb obesity lawsuits. In March 2004, the House of Representatives passed the so-called 'cheeseburger bill' to shield restaurant franchises and food firms from blame for making customers 'dangerously fat'. The bill, which received White House endorsement and passed by a vote of 276 to 139, would ban lawsuits seeking to blame the food industry for their customers' waistlines. The bill now moves to the Senate, where it is not expected to pass.[97]

Nonetheless, as the publicity over obesity intensifies, the number of lawsuits against the food sector is growing. In summer 2003, a group of US lawyers, public health officials and consumer advocates held an obesity-litigation conference to plot legal strategies and discuss possible regulation of the fast food industry. Significantly, the conference was led by litigators and academics who had spent years taking on the big cigarette companies.[98]

While the fast food giants are the most obvious initial targets, litigation challenges are forecast to extend to snack foods, soft drinks and packaged foods.[99] Further potential targets could include food distributors, advertising agencies and toy manufacturers who co-market their products with foods claimed to be unhealthy. And though obesity litigation has not yet migrated beyond the States, the cases are being closely watched in Europe, where obesity has also become a public concern. Tighter regulation of food marketing and labelling looks inevitable: there are already widespread calls in Europe and Australia for the regulation of food advertising to children, and even for health warnings on food packaging.

In what many see as a response to the threat of regulation or litigation, the food companies have begun to announce changes to their products and marketing techniques. McDonald's recently announced that it would stop 'super-sizing' meals, start offering healthier options, and in some markets, advise customers to eat in its restaurants no more than once a week.[100] The company has also changed its marketing approach in some markets, emphasising a healthier menu and image, while promoting an active lifestyle and encouraging children's exercise programmes. After the California lawsuit, Kraft subsequently announced that it was looking for ways to reduce artery-clogging trans fats in Oreos, and also announced plans to reduce portion sizes, cut the fat and sugar content of products and stop marketing in schools. A spokesperson later admitted that the move was made in part to reduce the risk of further legal action.[101] Other companies have taken similar steps. Pepsi has said it will broaden its portfolio of reduced fat and low calorie products over the next two years, while Nestlé will put health warnings on most of its chocolate bars to remind customers of the need to exercise.

This new wave of litigation suggests that no sector is immune from attempts to attach liability for broad social, health and economic issues to private sector defendants. A decade ago, few would have expected the food industry to be targeted for obesity – liability issues in this sector were focused on more obvious issues, such as contamination.

Insurance liability

Unless the current increase in obesity is addressed, it is likely in the long term to have direct consequences for the life insurance industry around the world. For life cover, the increased relative risk of death attributable to obesity-related conditions has clear scope to reduce the life expectancy of the obese insured population (including those insured under employer-sponsored group schemes, where insurance cover is not typically underwritten according to the individual risks presented by each employee in the scheme). In respect of health policies, obesity can result in increased health problems affecting disability income and critical illness cover; private medical insurance (alongside government and, ultimately, taxpayers) may also be exposed to a share of the costs of treatment.

Liability and excess casualty insurers are potentially vulnerable to a wide range of exposures arising from lawsuits against their policyholders.[102] 'Insurers losing appetite for junk food and alcohol,' one recent headline proclaimed.[103] Following a number of high-profile cases, insurers fear that the sector will face more litigation, possibly leading to further increases in premiums and exclusions and withdrawal of insurance cover for unknown risks.

John Inwood, head of public liability for Zurich London, insurer of restaurants and hotels, has warned, 'We are urging the food and drink sector to revisit their risk management policies, as insurers will be looking more closely than ever before at what the food and drink sector is doing to demonstrate that they are being socially responsible.'[104]

Apart from obesity liability, the general cost of insuring business against rising liability awards has been increasing for some time. In particular, the extraordinary long tail nature of many liability claims, whereby the injury giving rise to the claim may take place years after exposure to the product in question, has left carriers paying out huge sums for risks they never anticipated and never accounted for in their original pricing.

This is one factor that has driven up the cost of cover, to the point where many businesses now find insurance increasingly difficult to afford and face a widening gap between their level of insurance protection and their potential liability risk.

A study by Marsh, the world's largest insurance broker, found that in the US, the average cost for liability insurance rose 63.4% in the 12-month period ending 31 January 2003.

At the same time, average liability limits purchased by companies fell 9.4%, reflecting a sluggish economy as well as the rise in insurance costs.[105] In the UK, Marsh found that companies purchased on average 19% lower limits of cover than in 2002. In Europe companies purchased 11% less liability protection while costs for protection were on average 82% higher.[106]

Financial liability

Litigation and insurance worries in the food industry are also sparking financial concerns. In 2003 JP Morgan advised food companies to exercise caution in their advertising to guard against obesity and health-related litigation. At the same time, the bank issued a warning that food makers' share prices could be at risk from such litigation as well as increased regulation – particularly in Europe – of labelling, advertising and distribution.[107] Already in the UK more than 100 leading health and consumer groups have urged the Government to ban junk food advertisements,[108] and the Food Standards Agency has unveiled plans to tackle obesity and children's diets.[109]

Taxation of the food industry may become another issue. In the United States, a New York State legislator has introduced a bill into the state assembly seeking a one percent sales tax on 'junk food' in an effort to combat the problem of obesity. The approach is modelled on tobacco taxation.[110] Meanwhile, in the UK, the British Medical Association has proposed a tax on fatty foods, lobbying for a tax of 17.5%,[111] and the Blair Government floated the idea of a fat tax before later striking it down.[112]

Fast-food companies may already be suffering the financial repercussions of concern over obesity. In December 2002, McDonald's posted its first quarterly loss in its 47-year history,[113] while Burger King has seen a drop in global operating profit of 20%. In the UK, some attribute this loss to the fall-out after the McLibel trial and BSE or Mad Cow Disease, but if losses continue, the connection with obesity concerns will increasingly be drawn.

20 **Prevalence of obesity in US adults**


Year
Population %
1991
12
12
1992
13
13
1993
14
14
1994
15
14
1995
16
15
1996
16
16
1997
17
17
1998
18
18
1999
19
19
2000
20
19
2001
21
21
Male
Female

Source: Center for Disease Control Atlanta

What are the implications for business?

Food companies must recognise that the bar for transparency and accountability in their sector has been raised. The food and obesity debate has spotlighted companies' legal vulnerability with respect to information provided to customers – the early cases have alleged that fast food and snack companies failed to make sufficiently clear the risks of consuming their products and misled customers into thinking their products were safe or healthy when they were not."[14] These were the very arguments upon which much of the tobacco litigation ultimately turned. Figure 21 lists some of the potential legal avenues which US food industry cases could take.

Recommendations for business

Companies outside the food industry should recognise that they are not beyond the line of fire. Pharmaceutical, chemical, automotive and mobile phone companies are some of the businesses that could find themselves the next target of litigation and civil activism.

All companies should review their exposure to the food and beverage sector through the whole of their value chain and assess for potential risk.

Backcast from a world in which high fat, sugar and/or salt products are heavily penalised through regulation, taxation and/or consumer avoidance.

Engage with NGOs and Government agencies to develop the optimum mix (from a societal health perspective) of voluntary and regulated responses.

Consider pre-emptive and pro-active actions to reformulate, label and market products (including consumer education) to the highest standards as a route to protecting future value. Pay particular attention to marketing and advertising which target children.

21 Potential focus of litigation

Theory	Notes
Product Liability	Product is dangerous/defective and caused health hazard
Personal Injury	Plaintiff suffered obesity, overweight, diabetes, heart condition, high blood pressure, stroke
Negligence	Company knew product hazardous to health; knew product was addictive
Strict Liability	Product poses extreme hazard
Failure to Warn	Company failed to disclose that product is associated with various diseases
Breach of Warranty	Product is not as healthy as purported
Misrepresentation	Company's health claims about the product are not valid
Negligent/Reckless Marketing or Distribution	Company marketed product without stating health risks; questionable marketing to children
Advertising Liability	Advertising misled consumers (especially children)
Government Subrogation	As in tobacco settlement with states – a fast-food 'sin tax'

Source: SustainAbility / Insurance Information Institute

Study 4
Legacy
Lessons in hidden liability

In the spirit of transparency, SustainAbility wishes to disclose that Dow is a partner in its *Engaging Stakeholders Program*, paying £7,000 per annum for participation. Dow has not had (nor have they sought) any influence on the content of this report, beyond correction of factual errors. SustainAbility has had extensive exploratory discussions and correspondence with Dow management on the Bhopal issue and appreciates the inputs they have made; we have also visited Bhopal as part of the research for this case study. All time and expenses related to this were borne by SustainAbility.

Bhopal ranks alongside Chernobyl as one of the worst industrial disasters of all time. In December 1984, a pesticide manufacturing plant operated by Union Carbide India Limited (50.9% owned by Union Carbide Corporation) leaked vast quantities of MIC gas. Thousands of victims died,[115] and campaigners on the ground claim that the toll grows by about thirty victims a month as a result of exposure two decades ago. Hundreds of thousands more suffer chronic injury, social dislocation and psychological distress. Victim support groups contend that the next generation is suffering a range of illnesses and development defects as a result of *in utero* exposure, and that historic ground and water contamination continue to harm local health.

Union Carbide, the parent company of the operators of the plant, became the focus of huge media coverage and legal exposure overnight. In this Study, we show how Dow – by acquiring Union Carbide in 2001 – is itself now facing demands to address ongoing issues surrounding the Bhopal disaster.

Dow steadfastly maintains that it has no responsibility, legal or moral, for the Bhopal legacy, and has maintained its position against investors, campaigners, customers, suppliers, politicians and even its own staff. Dow's position is simple and may – or may not – be well founded in law, but – in light of new interpretations of moral liability – probably unsustainable.

The challenges of Bhopal are, however, by no means limited to the roles of Union Carbide and Dow. Any analysis of the Bhopal tragedy and subsequent events is bound to conclude that the state and federal governments of India have failed the victims as well.

Two decades after the tragedy, much of the settlement funds paid by Union Carbide to the government has still to be distributed to the benefit of the victims.[116] The medical follow-up has been inadequate, unsustained and cloaked in secrecy. The site which reverted to state control still awaits decontamination and is not sealed from the local community whose children and animals wander into the site. The Indian government has much to answer for in the continuing crisis in Bhopal

But the focus of this report is new and emerging forms of risk for business and the experiences of Union Carbide and more recently Dow illustrate how hidden liabilities can and will emerge to threaten reputations and licence to operate. While the case study concentrates, therefore, on the issues and learning from Bhopal for business, there are clear lessons too for the need, as globalisation develops, for new models of cooperation and collaboration between governments and business in jointly securing a fair and efficient resolution of the health, environmental and social impacts of industrial accidents.

Dow's acquisition of Union Carbide creates new wave of activism

The 1989 settlement ($470 million paid to the Indian government) was negotiated as a comprehensive final settlement at the end of protracted legal actions, but was amended in the Indian Supreme Court in 1991 to reinstate the criminal charges. Yet, numerous campaigners, journalists, professionals and opinion-formers argue that facts have been concealed; that failures in safety systems, processes and equipment were the primary cause of the accident; that the medical legacy is vastly greater in terms of death, disability and congenital defects than any official estimate; and that current groundwater contamination is directly attributable to Union Carbide's activities.

'We have no responsibility in this matter. There is nothing more we can do.'
A Dow spokesman, when challenged on the Bhopal legacy shortly after the announcement of their acquisition of Union Carbide in 2001

The Bhopal tragedy: a brief history

1984 December
Union Carbide India Limited's (50.9% owned by Union Carbide Corporation) pesticide manufacturing plant suffers catastrophic release of MIC gas. Over 3,000 local inhabitants die and many more are injured. Final tolls of deaths and injuries vary wildly from under 8,000 to over 20,000. Union Carbide's early responses to the tragedy are proactive, but progressively thwarted by the political climate at the time: as the litigation issues mushroomed, the matter rapidly shifted to lawyers to resolve.

1985 March
India adopts the Bhopal Gas Leak Disaster (Processing of Claims) Act (the 'Bhopal Act') to give the Indian government exclusive authority to represent victims of the Bhopal disaster in courts around the world.

1989
A 'final' settlement is reached. Union Carbide Corporation agrees to pay $470 million to the Indian government who will be responsible for its application to the benefit of the victims. $330 million (much of this being accrued interest) still awaits distribution. In 2004 a court order has been issued requiring the balance to be paid to the victims and their families.

1991
Indian Supreme Court affirms the civil part of the settlement,.but reinstates the criminal portion of the original charges against Union Carbide India Ltd, Union Carbide and its former CEO Warren Anderson. These cases remain pending.

1994
Under threat of seizure of their Indian assets, Union Carbide Corporation disposes of their shareholding in Union Carbide India Limited by selling its interest to another Indian company for $90 million, all of which is put into a trust and ultimately gifted to provide for the building and running of a hospital in Bhopal dedicated to the victims.

1997
Indian government closes the victims' compensation claims applications.

1998
The Bhopal site reverts to state control when the state government revoked the lease: the issue of responsibility for site decontamination is still under legal dispute.

2001
Dow's acquisition of Union Carbide Corporation re-kindles activist, legal and media interest and there are continuing legal actions in relation to environmental damage and victims' compensation.

Present
Dow's position officially remains that it has no responsibility for the tragedy and its aftermath given that all liabilities were agreed and settled in 1989; that neither Union Carbide nor Dow had or has direct or indirect ownership of the Bhopal site; and that there is conflicting evidence of new health or environmental residual impacts.

Dow has discussed the issue with groups representing survivors with little progress to report from either side.

At the time of acquisition, Dow claimed their due diligence gave them complete comfort on past and future liabilities (in spite of outstanding criminal charges). A variety of stakeholders, however, believe Dow to have inherited an obligation to address the most serious continuing environmental and health consequences. Campaigners who attacked Union Carbide for 16 years with limited success refocused their efforts at the time of Dow's acquisition of Union Carbide and fought hard to ensure that Bhopal was not forgotten with the disappearance of the Union Carbide name (the Union Carbide Corporation still exists but does not trade).

Campaigns focused on Union Carbide (and now Dow) are wide-ranging and include:

- **Victims' groups**
  The victims' campaign has refused to accept the compensation as equitable and continues to press for the criminal case to be pursued in court.

- **NGO campaigns**
  Greenpeace has adopted the issue as an international icon campaign in the lead up to the 20th anniversary of the tragedy in December 2004. Bhopal Medical Appeal continues to run awareness and fund raising ads in the UK.

- **Shareholder resolutions**
  Boston Common Asset Management – a fund manager specialising in socially responsible investment – argued in favour of a resolution: 'Dow Chemical senior executives purport to be committed to sustainable development but they continue to deny any legal or moral responsibility for the victims of the Bhopal disaster. We feel that if Dow continues to do nothing to resolve this issue it may cause serious damage to Dow's reputation, which may affect its growth prospects in Asia and beyond.'[117] Although the resolution was rejected by 96% of voted shares, it led to negative media coverage.

– **Investment ratings**
Innovest – a US firm that analyses companies' performance on environmental, social, and strategic governance issues – issued a risk report on Dow early in 2004. In the press release accompanying the report, Innovest observe: 'Moreover, Dow's ability to carry out transactions and move into new markets could be hindered by its reputation related to its connection with Union Carbide. Union Carbide's status as "absconder from justice" in India may also jeopardize Dow's assets in that country, and create conditions by which the US becomes an alternative legal venue for claims against the company. Efforts are currently underway in the US congress and UK and European Parliaments to force Dow and Union Carbide to take full responsibility for Bhopal. The issue has the potential to become a significant public relations problem for the company.'[118] It should be noted, however, that there is no evidence to date that mainstream equity and bond analysts covering the chemicals sector have changed their ratings of Dow as a result of the Union Carbide acquisition.

– **Political pressure**
A group of 18 US Congressmen recently called on Dow Chemical to 'finally address the extreme environmental and health problems created 20 years ago'. They held that the company had 'not yet addressed the liabilities it inherited' and should immediately take steps towards reparations in Bhopal. In a speech on the House floor, their leader, Congressman Frank Pallone, announced, 'In an effort to restore basic human rights to the people of Bhopal, [we] are circulating a letter to the CEO of Dow Chemical asking that Dow take responsibility for the disaster it inherited in 1984 and that it co-operate in meeting the demands of its victims.' A similar plea was made by 53 UK parliamentarians.

– **Media**
Investigative writers and journalists have drawn broadly critical conclusions. *Five Past Midnight in Bhopal* which has already sold more than one million copies in Europe gives an alarming account of corporate incompetence and short-sighted decision making. An article in *The New Scientist*, a respected British journal, concluded that Union Carbide and Dow's responses reflect a staunch adherence to the company line, and alleged that both companies have been in possession of documents that contradict their public positions. A Union Carbide attorney rejected these accusations in a letter to the journal[119] which attracted a rejoinder from campaigners – whatever the intricacies of the argument, the damage to Dow's reputation was probably already done.

– **Students**
Campus protests have been developing in the US and in Dow's home state, students campaigning in 2003[120] began looking for other skeletons in Dow's cupboard as a means of gaining leverage.

In spite of Dow's denial of responsibility, these public protestations have the potential to progressively undermine the company's reputation, staff morale, 'licence to operate', and ultimately shareholder value. As Dow acknowledged in our discussions with them, their confidence in their legal innocence is proving ineffective at disarming residual perceptions of company responsibility with concerned stakeholders.

What stakeholders want from Dow

Some of the main demands of Bhopal activists include:

– **Decontamination of the site.** Technically, responsibility for the site now rests with the state government to whom the lease reverted in 1998. More recently, however, the Indian Government, with the state's support, has made a submission to a US court which could open the way to hold Union Carbide still responsible for the clean-up.

– **Development of a comprehensive Bhopal database.** The Indian authorities stopped routine medical assessments in 1992. There are no comparative studies to test whether Bhopal is suffering abnormal disabilities, deaths and congenital problems.

– **Revisiting the scale of damage agreed in the 1989 settlement.** Union Carbide (and now Dow) maintained that there are no residual impacts beyond those accepted in the settlement attributable to the tragedy in terms of health. Yet as discussed above, activists argue that the damage is much greater than originally thought, as gynaecological problems in girls and growth abnormalities in boys become apparent.

– **Opening of a new case** seeking compensation for the health and social impacts of soil and groundwater contamination unrelated to the gas leak.

'The year 2003 was a special year in the history of the campaign for justice in Bhopal. It was the year when student and youth supporters from at least 30 campuses in the US and India took action against Dow Chemical or in support of the demands of the Bhopal survivors. As we enter the 20th year of the unfolding Bhopal disaster, we can, with your support, convey to Dow Chemical that the fight for justice in Bhopal is getting stronger and will continue till justice is done.'
Rasheeda Bi, Champa Devi
Bhopal Gas Affected Women Stationery Employees Union,
International Campaign for Justice in Bhopal

Dow's response to date

At the time of the accident in 1984, Union Carbide's initial response was textbook crisis management. The company claimed moral responsibility within 24 hours, the CEO Warren Anderson insisted (against the advice of some of his own advisers) on flying to the scene of the tragedy, and teams of chemical and logistics experts were assembled to address a range of critical health and safety issues at the Indian plant and in its locality.

But the instinctive, proactive and accountable approach was to be short lived. On his arrival in Bhopal, Anderson was arrested, sparking a diplomatic incident resulting in his release and rapid retreat to America. Meanwhile, the company's stock came under pressure as the scale of the potential liability became clearer. Soon, lawyers began to take control and have had a major influence on Union Carbide's and – following acquisition – Dow's management of the issue since.

Publicly, Dow has held firmly to the line that the company inherited no legal or moral liabilities for the Bhopal legacy. As then CEO Michael Parker wrote to employees just before the 18th anniversary of the tragedy, when the company had become a target for Greenpeace campaigning, '. . . what we cannot and will not do – no matter where Greenpeace takes their protests and how much they seek to undermine Dow's reputation with the general public – is accept responsibility for the Bhopal accident.'[121]

One of Dow's arguments is that because Union Carbide Corporation was primarily a shareholder in the Bhopal plant with minimal involvement, it cannot be held responsible for standards at the plant or for the results of events such as the 1984 gas leak.

Union Carbide Corporation had, at the time of the tragedy, a 50.9% shareholding in Union Carbide India Limited, which had explicit responsibility for the design, build, running and maintenance of the plant. Agreements imposed by the Indian government required that all stages of the plant's lifecycle be managed and operated by Indian nationals. Furthermore, it is argued, if shareholding involvement alone gave rise to responsibilities for remediation and compensation in the event of an accident, small or institutional investors would also have a proportionate obligation. To distance the issue even further, Union Carbide Corporation's shareholding in Union Carbide India was sold in 1994 for $90 million, all of which was given to a trust to establish a hospital for the victims outside of the terms of the settlement.

Yet many dispute this interpretation.[123] Union Carbide Corporation was a principal party and partner to the Indian venture, which was established to develop its Sevin business in a major sub-continent. At the time of the tragedy, it had majority control of the business, it lent the Union Carbide name to reflect its parentage and it provided expertise and training to the Indian design and management teams. As majority owners it could be argued, therefore, that Union Carbide Corporation then had – and Dow has now inherited – a special responsibility for the consequences of accidents such as the gas leak.

Dow has had numerous meetings with victim support groups and declared its willingness to listen to concerns and to consider humanitarian gestures in Bhopal. Yet it is unwilling to admit a link: 'despite the fact that we clearly have no legal obligations in relation to the tragedy, we have, for some time, been exploring various philanthropic initiatives which might address some of those needs – just as we do in other parts of the world where we have business interests.'

On the whole, Dow's communication related to Bhopal is brief and factual, plays down the profile of the issue, and avoids being drawn into the minefield of subtle legal and moral arguments that still surround the case. As a result, the balance of information and opinion in the public domain is heavily weighted to adverse comment on and assessment of both Union Carbide and Dow's handling of the tragedy and its aftermath. An informed researcher finds limited data from Union Carbide / Dow, with the main source being www.bhopal.com.

Paradoxically, Dow's approach may be helping to keep debate and protest alive. The sparse facts provided fail to acknowledge – let alone address – many of the key points and concerns raised by stakeholders. Figure 22 lists some of the issues that neither Union Carbide nor Dow has answered to the satisfaction of various stakeholders.

Legally protected, but morally liable?

While Dow may be proven right in denying any legal obligations (though criminal charges are still outstanding against Union Carbide), expectations of corporate responsibility have changed significantly since 1984. Perceived failure to act responsibly can leave a company 'legally innocent but morally guilty' in the eyes of society.

As discussed earlier, intergenerational justice now looks backwards as well as forwards, as seen in the recent payments made by multinationals for collaboration with the Nazis or for the use of forced or slave labour. Similarly, distance in time or on along the value chain offers ever less protection, as Nike and others have seen in relation to contractor working conditions. Moreover, compliance to the letter and even to the spirit of legislation and regulation can still leave a company heavily exposed to adverse public opinion (as in the case of Shell and the Nigerian controversy).

Undoubtedly, the Bhopal legacy is complex, and there is no silver bullet solution. Dow's response to this issue would inevitably set precedents that could adversely affect a range of other current and potential liabilities for the company. Nonetheless, if activists prove their case that health and environmental legacies are worse than originally thought, there is a powerful moral argument that Union Carbide India, Union Carbide Corporation and (now) Dow may face 'moral responsibility' for addressing them.

22 **Issues that neither Union Carbide nor Dow has answered to the satisfaction of stakeholders**

Topic	Issues raised by stakeholders
Accountability	Legacy obligations reflecting societal rather than legal expectations Ensuring a just outcome for the victims
Responsibility	Do Dow sustain the 'moral responsibility' accepted by Union Carbide Corporation in 1984?
Disclosure / Transparency	Full public disclosure of medical and chemical test data held by Union Carbide pre and post the gas leak
Legal	Dow's position on the outstanding homicide charges against Union Carbide and Warren Anderson in India
Financial	Status of original settlements View on Indian government's handling of settlement funds
Medical	Lack of monitoring and assessing evidence of reproductive and growth abnormalities in the next generation
Environmental	Site contamination Groundwater contamination
Political / Cultural	Justification for Union Carbide's majority holding in Indian subsidiary (against prevailing Indian policy) and implications for liability Allegations of corruption and undue influence prior to 1984
Social	Impacts on disrupted families Marriageability of victims' children

Source: SustainAbility

Implications and conclusions

Without doubt, the Bhopal accident and its aftermath are of a scale and level of complexity that set it apart from other industrial disasters. Yet, we believe that the case offers useful lessons to companies that:

- Are considering major acquisitions.
- Have unresolved legacies in their current portfolios.
- Manage their business on the basis of a narrow compliance focus.
- Are under pressure from stakeholders on issues with moral/ethical dimensions.
- Apply different standards of environmental, health and safety protection in different countries.

Need for more robust due diligence processes and content

The clearest lessons are in the area of due diligence. Companies considering acquisitions or mergers are well advised to pay close attention to the unfolding Bhopal controversy. Traditional 'due diligence' has focused narrowly but deeply on financial and legal current and potential liabilities. This could well give a clean bill of health to an acquired company that is nonetheless vulnerable to a range of less tangible risks to reputation or to the balance sheet more directly.

New lenses of current and potential liability offer a very different assessment of value at risk. As US consultants to the energy and chemical industries observe in a recent paper entitled 'EHS Due Diligence in Global Transactions',[122] 'In our experience, it is not unusual to see the biggest risks at the smallest, most remote sites. A company may be selling or buying a dozen sites around the world and the smallest site in "East Nowhere" will cause the biggest headaches in negotiations and create the largest liabilities. We've seen major, well-respected multinational companies operate in ways that you wouldn't believe in out-of-the-way places, unknowingly incurring Bhopal-type risks.'

Exposure to market risks in spite of compliance

As discussed earlier, the court of public opinion is becoming at least as powerful as courts of law in terms of potential impact on a company. Societal views of justice shift over time and make compliance an increasingly inadequate strategy: winning in the courts or with regulators can still lead to losing in the market. Even when companies hold to the letter of the law they can run into serious and expensive problems if they are seen to breach society's values or expectations, as Shell found out with Brent Spar (sea disposal of oil platform), Nike with child labour, and Monsanto and others over genetically modified crops.

Changing boundaries of accountability

In the case of Bhopal, significant failings arguably fall to the Indian federal and state governments whose bureaucracy and inefficiency have resulted in the majority of the compensation funds still not being distributed to the victims and in the Union Carbide site (owned and controlled by the state of Madhya Pradesh) lying contaminated. Yet it is the corporate players who have been most criticised. Both Union Carbide and more recently Dow have been very silent on this issue. Shell were similarly silent during the Saro Wiwa trial in Nigeria, and the worldwide moral outrage that episode provoked caused Shell to revisit their Business Principles to include a commitment to actively uphold human rights.

The strategy of transferring accountability elsewhere, even though legally sustainable, is an increasingly weak defence. Ford initially distanced themselves from responsibility for the spate of fatal accidents involving tyre separation on certain SUVs, arguing that the problem lay with the tyre manufacturer, Firestone. Ford quickly realised that this was out of tune with society's – and indeed customers' – expectations: it was they who took the lead and initiated a second major tyre recall.

Increasing importance of engagement and disclosure

Engagement and exceptional disclosure are essential tools in addressing stakeholder concerns. Yet it is seen by many business leaders as either an abdication of management responsibility, or a transfer of control to groups with no legitimate role in a company's decision-making process. However, the companies that have begun to experiment with increased disclosure and stakeholder engagement almost always draw strategic value from the process, in addition to enhancing their position in the eyes of campaigning adversaries.

Increasing risk of previously legally settled cases being reopened

As expectations of corporate responsibility harden, previously legally settled cases risk being reopened. As discussed above, Bhopal activists are seeking to reopen the 1989 settlement on the scale of health and environmental damages caused by the accident as well as pursuing new actions for compensation on contamination issues not covered by the original settlement. Dow are also potentially exposed in this respect to the legacy of Agent Orange with victims whose symptoms first appeared after the closing date for compensation applications seeking to reopen the case in US courts.

Consistency of global environmental and social standards

In the case of Bhopal, it appears likely that standards of safety design, maintenance and emergency response were not equal to those applied in Union Carbide's US operations (but see Dow's position in Endnotes).[124] Whilst there may be sound historical reasons why this should be so, it raises issues in terms of global as opposed to local application of safety standards, and whether Union Carbide's ownership position obliged it to be more proactive in ensuring and assuring high safety standards. As globalisation develops, demands for corporate consistency will sharpen.

Appendix 1 Websites of Interest

Law and environment / SD

Foundation for International Law and Development (FIELD) is a non-governmental organisation bringing together public international lawyers committed to the promotion of environmental protection and sustainable development through law
www.field.org.uk

Law and climate change

Climate Justice Programme
www.climatelaw.org

Company-specific sites with relevant legal angles

McDonald's
www.mcspotlight.org

Bayer
www.cbgnetwork.org

Dow/Bhopal
www.bhopal.org
www.bhopal.net

ATCA pro and con

www.usaengage.org
www.notortureforprofit.org

Class actions and the 'legal industry'

Class action portal – stop and shop for class actions by category
www.bigclassaction.com
www.worldjustice.com

Right-leaning site to address America's 'Lawsuit Industry'
www.triallawyersinc.com

Class action information and facilitation
www.classaction.com

'Overlawyered.com explores an American legal system that too often turns litigation into a weapon against guilty and innocent alike, erodes individual responsibility, rewards sharp practice, enriches its participants at the public's expense, and resists even modest efforts at reform and accountability.' Run by Walter Olsen, author of *The Rule of Lawyers*
www.overlawyered.com

General corporate watchdogs with spotlights on legal issues

www.corpwatch.org

www.multinationalmonitor.org

www.corpwatchindia.org

www.earthrights.org

Miscellaneous

Blog site for corporate lawyers
www.corplawblog.com

Appendix 2 Endnotes

01 With acknowledgement to Craig Mackenzie of Insight Investment.

02 Useful references for understanding 'societal expectations' include The Universal Declaration of Human Rights (and allied conventions), the Convention on the Rights of the Child, the International Labour Organization's Declaration on Fundamental Principles and Rights at Work, and the UN Human Rights Norms for Business.

03 'Corporate Social Responsibility: Visions of Utopia', *The European Lawyer*, July/August 2003.

04 Assuming $12 trillion GDP in 2010 vs. $11 trillion in 2003.

05 'Litigious US Ways Rise in Europe', *The Wall Street Journal*, 24 February 2004.

06 www.law.gwu.edu/acad/620-638.asp (Under 637 Legal Activism).

07 See SustainAbility's report *Gearing Up*. www.sustainability.com/publications/gearing-up.asp

08 'Litigious US Ways Rise in Europe', *The Wall Street Journal*, 24 February 2004.

09 *The Economist*, 27 September 2003.

10 Tillinghast-Towers Perrin. www.towersperrin.com/tillinghast/publications/reports/2003_tort_costs_update/tort_costs_trends_2003_update.pdf

11 Note, however, that there are contrarian voices. A new study in the US, for example, covering a wide range of class-action cases, from civil rights violations to securities fraud, argues that the average price of settling class-action lawsuits and the average fee paid to lawyers who bring them have remained broadly unchanged for a decade. (Jonathan Glater, Study Disputes View of Costly Surge in Class-Action Suits, *New York Times*, 14 January 2004.)

12 *Class Action Reports*.

13 *Asbestos Litigation Costs and Compensation: An Interim Report by RAND*.

14 www.gii.co.jp/press/kt13094_en.shtml

15 'A.M. Best Report: Asbestos Claims Surge Set to Dampen Earnings', *Insurance Journal*, 21 May 2001.

16 www.mespotlight.org/case/pretrial/factsheet.html

17 PricewaterhouseCoopers Securities Litigation research. www.10b5.com

18 Ibid.

19 www.10b5.com/foreign_seclit_pr.pdf

20 www.pwcglobal.com/gx/eng/about/svcs/cfr/euromoney/euromoney-june03-dai.pdf

21 www.cliffordchance.com/uk/news/press-releases/template.asp?file=/uk/news/press-releases/articles/2003-11-11.html

22 The new Combined Code came into effect in November 2003, largely based on the recommendations of the *Higgs Report*. www.frc.org.uk/publications/content/combined.pdf

23 For press coverage of the decision, see http://money.guardian.co.uk/equitablelife/story/0,10788,1065822,00.html

24 www.occes.asso.fr/fr/comm/nre.html

25 www.ccbe.org/doc/En/guidelines_csr_en.pdf

26 www.theorator.com/bills107/hr2782.html

27 www.irtk.org/what_is_irtk.html

28 www.legislation.hmso.gov.uk/si/si1999/19991849.htm

29 The surprise decision by Cintas to support a shareholder resolution for greater disclosure on supply chain working conditions may be a signal of this. http://money.excite.com/jsp/nw/nwdt_rt.jsp?section=news&news_id=dji-000419200408813&feed=dji&date=20040813&cat=industry

30 'Broadening' refers to the broadening range of issues covered while 'deepening' refers, for example, to the growth in international and multilateral agreements http://europa.eu.int/comm/environment/international_issues/agreements_en.htm

31 For an excellent discussion of foreign direct liability, see Halina Ward, 'Legal Issues in Corporate Citizenship', February 2003. www.sweden.gov.se/content/1/c6/02/39/81/3ce0b609.pdf

32 The bill was introduced by US Congresswoman Cynthia McKinney, who lost her seat in the 2002 elections. www.theorator.com/bills107/hr2782.html

33 The Core Coalition includes Amnesty International, Christian Aid, Friends of the Earth, the New Economics Foundation, Save the Children, Traidcraft and the Unity Trust Bank.

34 For details of the first Bill, sponsored by MP Linda Perham: www.publications.parliament.uk/pa/cm200203/cmbills/129/2003129.pdf

35 For details of the second Bill, sponsored by MP Andy King: www.publications.parliament.uk/pa/cm200304/cmbills/027/2004027.pdf

36 Environics 'Voice of the People' 2002.

37 With acknowledgement to Craig Mackenzie of Insight Investment.

38 Shell was forced in the face of huge negative media coverage to abandon its plan to dispose of an oil storage tank in the North Atlantic in 1996.

39 This particularly related to the trial and execution of Ken Saro Wiwa with Shell under huge pressure to intervene on his behalf. Shell subsequently amended its Business Principles to commit to active support for human rights.

40 This example is included not to endorse the actions of animal rights extremists, but to demonstrate how 'moral crusades' can adversely impact a company outside of traditional legal processes.

41 www.campaignexxonmobil.org

42 www.aon.com/uk/en/risk_management/risk_mitigation/crisis_management/reputation.jsp

43 Deutsche Bank risk assessment of ExxonMobil, 17 September 2002. www.greenpeace.org/international_en/multimedia/download/1/135843/0/deutschebank.pdf

44 Survey sample: 200 institutional investors managing assets of $2 trillion. www.mckinsey.com/clientservice/organizationleadership/service/corpgovernance/pdf/globalinvestor opinionsurvey2002.pdf

45 The resolution filed with IPSCO, a Canadian steel company very nearly succeeded (at 49.2%). www.socialfunds.com/news/article.cgi/article1297.html

46 www.insightinvestment.com/responsibility/project/the_role_of_investors.asp

47 www.deloitte.com/dtt/cda/doc/content/SDI7.pdf

48 Institutional Investor Summit on Climate Risk held at UN headquarters, November 2003.

49 *Lubbe v. Cape Plc.* (2000) 4 All ER 268; *Sithole & Others v. Thor Chem. Holdings Ltd.* (1999) 96(9) L.S.G. 32.

50 www.whistleblower.org/article.php?did=183&scid=110

51 www.jupiteronline.co.uk/pdf/green_pub_archive/29_winter_2002.pdf

52 As per endnote 51.

53 'Human Rights compel social investors', 31 July 2000. www.socialfunds.com

54 www.cspinet.org/new/sunny_042402.html

55 *Forbes Magazine*, 31 March 2003.

56 *Legal Issues in Corporate Citizenship*, February 2003.

57 Simon Caulker, *The Observer*, 2 May 2003. 'Although relatively tiny the combined UK market share of ethical products over seven food and non-food segments is around 1.5% – this made £7 billion in sales in 2001, according to the Co-op Bank's Ethical Purchasing Index. And the totals are growing fast: the Index is up by 25 points since the 1999 baseline, double the growth rate of the equivalent non-ethical basket.'

58 A good example of this issue in play is the Pharmaceutical Shareowners Group. www.pharmashareownersgroup.org

59 www.jembendell.com/lw2003/lw2003.pdf

60 In the late 1990s, the UNDP projected some of the annual expenses of a global anti-poverty programme, including $9 billion for water and sanitation, $6 billion for education, and $13 billion for health and nutrition. According to other estimates from the World Bank, the price tag on a comprehensive international relief package would be about $80 billion a year – about 10% of the world's annual military budget (Source: Brandt 21 Forum).

61 www.unep.org/documents/default.asp?documentid=192&articleid=2758

62 http://europa.eu.int/rapid/pressreleasesaction.do?reference=ip/03/849&format=html&aged=0&language=en&guilanguage=en

63 The programme is an initiative hosted by Friends of the Earth International. It aims to encourage and support the enforcement of the law internationally to combat climate change in the run up to the start in 2005 of negotiations for further cuts in greenhouse gas emissions under the Kyoto Protocol. Over 70 organisations and lawyers are signatories to its Statement of Support, including Greenpeace, WWF and organisations based in developing countries.

64 Rick Murray, Chief Claims Strategist, Swiss Re.

65 'Who is going to pay for climate change?' *TIME Magazine*, 7 February 2003.

66 Corporate Governance and Climate Change: Making the Connection, commissioned by CERES. http://ceres.org/newsroom/press/ceresinrcrel.htm

67 www.sec.gov/rules/final/33-8188.htm

68 This greater separation of banking units gives equity analysts more leeway to ask critical questions and conduct objective analyses of companies' positioning on global warming.

69 'Sleeping Tiger, Hidden Liabilities', Claros Consulting, sponsored by CERES, May 2003.

70 PIPA-Knowledge Networks poll of 753 Americans, June 2004.

71 *Farming for the future: an environmental perspective* (Cowell and Clift, 1996) estimated that UK imports of food products and animal feed involved transportation by sea, air and road amounting to over 83 billion tonne-kilometres, using 1.6 billion litres of fuel and, resulting in 4.1 million tonnes of carbon dioxide emissions.

72 Sir Geoffrey Chandler in a keynote address at *Corporate Responsibility and the Role of the Lawyer*, 25-26 June 2004.

73 The nine principles are detailed on the Global Compact website. The addition of a tenth Global Compact principle on anti-corruption is currently being considered. www.unglobalcompact.org

74 These principles are available online at www.fco.gov.uk/files/kfile/da85e5dbm-5frights-5f13dec,0.pdf

75 www.unhchr.ch/huridocda/huridoca.nsf/0/64155e7e8141b38cc1256d63002c55e8?opendocument

76 Interview with SustainAbility, 2003.

77 The Justice Department's amicus brief was filed in the case of *Doe v. Unocal*. www.hrw.org/press/2003/05/doj050803.pdf

78 www.earthrights.org/news/unocalshareholders.shtml

79 Statement in Support of Shareholder Resolution # 5 Unocal Annual Shareholder Meeting, 21 May 2001 by Sheridan Pauker. www.badasf.org/statement%20at%20unocal%20annual%20shareholder%20meeting%20may%2021,%202001.htm

80 *Khulumani et al v. Barclays et al.* Complaint filed in the Eastern District of New York, 11 November 2002.

81 Arvind Ganesan, 'Corporations and Human Rights, The Bottom Line'. www.hrw.org/corporations/commentary.htm

82 Full text of the court's opinion: http://a257.g.akamaitech.net/7/257/2422/29june20041115/www.supremecourtus.gov/opinions/03pdf/03-339.pdf

83 'Cape Plc finally pays out', *South Africa Business Day*. 30 June 2002. www.bday.co.za/bday/content/direct/1,3523,1377427-6078-0,00.html

84 International Criminal Court to Investigate Business Links to Ituri. Crimes, UN Integrated Regional Information Networks, 26 September 2003.

85 'Chinese sue Japan, firm over slave labour', *The China Daily*, 28 November 2003. www.chinadaily.com.cn/en/doc/2003-11/28/content_285446.htm

86 International Obesity Taskforce.

87 Centers for Disease Control and Prevention, 1999-2000 National Health and Nutrition Examination Survey.

88 Office for National Statistics (UK), www.statistics.gov.uk

89 Swiss Reinsurance Company, *Too Big to Ignore: The Impact of Obesity on Mortality Trends*, 2004.

90 Royal College of Physicians, Faculty of Public Health, Royal College of Paediatrics and Child Health (UK), *Storing Up Problems: The Medical Case for a Slimmer Nation* (joint report), February 2004.

[91] http://diabetes.niddk.nih.gov/dm/pubs/overview

[92] Finkelstein EA et al., *Health Affairs: Costs of Obesity*, May 2003.

[93] 'Top Brands Threatened with Boycott Over Obesity', *The Times*, 26 February 2004.

[94] The film *Super Size Me* featured the obesity and other health effects of living solely on McDonalds for a month. Shortly after the release of the film, McDonald's withdrew Supersize portions from their range (though they have denied any connection between the film and their decision).

[95] 'Weighing the Risk from Food and Phones', *Financial Times*, 28 April 2003.

[96] 'Hooked on Hamburgers', *The Sunday Times*, 13 July 2003.

[97] 'House Passes Cheeseburger Bill', CBSNews.com, 10 March 2004. www.cbsnews.com/stories/2004/03/10/health/main605157.shtml

[98] 'Restaurants Seek Cover from Obesity Lawsuits', *Financial Times*,19 June 2003.

[99] 'Is Fat the Next Tobacco?', *Fortune*, 3 February 2003.

[100] 'Big Food Acts to Forestall Fat Attacks', *The Sunday Times*, 6 July 2003.

[101] 'Lawsuits Frighten Kraft into Fighting Flab', *The Guardian*, 2 July 2003.

[102] 'Obesity, Liability and Insurance', Insurance Information Institute, January 2004.

[103] 'Insurers Lose Appetite for Junk Food and Alcohol', *The Daily Telegraph*, 1 September 2003.

[104] 'Insurers Lose Appetitie for Junk Food and Alcohol', *The Daily Telegraph*, 1 September 2003.

[105] Marsh also found that the industry group including food (Food, Agriculture, Tobacco and Textiles), paid an average of $7,858 per $1 million of coverage in 2003, more than double the $3,727 it paid the year before, and that it purchased average liability limits of $84 million, down from the $86 million average of 2002.
'2003 Limits of Liability Report', Marsh Inc.

[106] 'Gap Widens Between Insurance Protection and Potential Liabilities', *Financial Times*, 8 October 2003.

[107] 'Global Spread of Waistlines Makes Fat an Analyst's Issue', *Financial Times*, 19-20 April 2003.

[108] 'Required Reading: Obesity Culture', *The Times*, 22 March 2004.

[109] 'War Declared on Junk Food Advertising', *The Guardian*, 12 March 2004.

[110] 'New York Legislator to Propose Fat Tax on Junk Food', *Global Ethics Monitor*, 11 June 2003.

[111] Ibid.

[112] 'Fat of the Land', *The Economist*, 6 March 2004.

[113] 'Fast Food Giants Face an Unhealthy Future', *Marketing Week*, 9 January 2003.

[114] Banzhaf, J. (2003). http://banzhaf.net/obesitylinks

[115] The total number of deaths recorded as attributable to the disaster by the Bhopal Welfare Commission and given to SustainAbility in November 2002 was 22,031.

[116] In July 2004, the Indian Supreme Court ordered the remaining balance of $370.5 million to be paid out to the victims.

[117] Lauren Compere, Boston Common Asset Management at the time of the filing of the Resolution 25, November 2003. www.bostoncommonasset.com

[118] Note that Dow disputes the report, which was prepared on behalf of the Ecology Center in partnership with some leading SRI funds. Given a history of differences between Dow and the Ecology Center, Dow maintains that the report's integrity has been compromised. The full Innovest report is at: www.innovestgroup.com

[119] *New Scientist*, vol. 177, issue 2377, 11 January 2003, page 22.

[120] www.studentsforbhopal.org

[121] An Open Letter to All Employees, 28 November 2002.

[122] www.pilko.com/grey%20papers/globaltran.htm

[123] 'Union Carbide's 50.9% share in UCIL enabled it to maintain total management control: control of UCIL's board, budgets and the proprietary MIC technology in Bhopal. Carbide's engineers oversaw design, build and operations until the end of 1982; after, they provided ongoing technological know-how and safety reviews. A US executive management team, the 'Bhopal Task Force', oversaw fatal cost-cutting at the plant, reducing staff numbers, training and maintenance from 1982 onwards. Poor training, maintenance and design were all key factors in the disaster.'
ICJB in correspondence with SustainAbility (2004)

[124] 'This is the activist position but it totally discounts UCC's position. UCC safety-audited each of its subsidiary plants, including the plant in Bhopal. These audits were standard worldwide. The last such audit of the Bhopal facility occurred early in 1984 and although the noted infractions were all corrected (also documented) they had no relation to anything that occurred at the time of the tragedy. Arguably the UCIL plant in Bhopal was a superior design compared to the UCC plant in the US.'
Dow in correspondence with SustainAbility (2004)

Publication Details

The Changing Landscape of Liability
First edition 2004
ISBN 1 [illegible]

Acknowledgements
This report has benefited from a huge range of inputs for which we are extremely grateful. We would like to express particular appreciation to our sponsoring partners for their ideas, insights and support through a long and complex research, writing and production process: thanks especially to Catherine Burger, Rick Murray and Mark Way of Swiss Re, Craig Mackenzie and Kerry Ten Kate of Insight Investment, and Sarah Altschuller and Phil Rudolph of Foley Hoag.

The extended SustainAbility team including our Council has as ever been unstinting in generosity of spirit and practical advice and we were especially fortunate to have the very capable and enthusiastic support of Maria Burnett who spent an internship with SustainAbility researching the topic widely but with a lead input into the Human Rights study. We are also indebted to the many experts who gave generously of their time and expertise to our research. While we attribute specific quotations from Halina Ward's excellent paper, *Legal Issues in Corporate Citizenship*, we would like to acknowledge the influence her work has had on the content of this report more generally. Shelly Fennell made critical editorial improvements through the writing process, while Sarah Ellis kept us on track through later drafts and proofing. All of these inputs have improved this report immeasurably. Any outstanding errors of fact or judgement, however, are ours and ours alone.

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Clouds of injustice

Bhopal disaster 20 years on


NOW

amnesty international

Cover photo: A young protester taking part in a demonstration demands that the Union Carbide plant site in Bhopal be cleaned up, December 2002. The demonstration, outside the Dow headquarters in Mumbai, marked the anniversary of the 1984 disaster. © Maude Dorr

Back cover photo: The Union Carbide pesticide plant in Bhopal, India, photographed in 2002, almost 20 years after the gas leak. © Maude Dorr

Amnesty International Publications
First published in 2004 by
Amnesty International Publications
International Secretariat
Peter Benenson House
1 Easton Street
London WC1X 0DW
United Kingdom

www.amnesty.org

ISBN: 0-86210-364-9
AI Index: ASA 20/015/2004
Original language: English
Printed by:
Alden Press
Osney Mead
Oxford
United Kingdom

CONTENTS

Glossary

AIR	All India Reporter
CSIR	Council for Scientific and Industrial Research
Dow	Dow Chemical Company, which took over Union Carbide in 2001
FFM	Fact Finding Mission on Bhopal
ICCPR	International Covenant on Civil and Political Rights
ICESCR	International Covenant on Economic, Social and Cultural Rights
ICMR	Indian Council for Medical Research
MIC	methyl isocyanate
SCC	Supreme Court Cases
UCAPC	Union Carbide Agricultural Products Company, a wholly owned subsidiary headquartered in the USA
UCC	Union Carbide Corporation
UCE	Union Carbide Eastern, Inc, a wholly owned subsidiary headquartered in Hong Kong but incorporated in the USA
UCIL	Union Carbide India Limited

Executive summary

Twenty years ago around half a million people were exposed to toxic chemicals during a catastrophic gas leak from a pesticide plant in Bhopal, India. More than 7,000 people died within days. A further 15,000 died in the following years. Around 100,000 people are suffering chronic and debilitating illnesses for which treatment is largely ineffective.

The disaster shocked the world and raised fundamental questions about corporate and government responsibility for industrial accidents that devastate human life and local environments. Yet 20 years on, the survivors still await just compensation, adequate medical assistance and treatment, and comprehensive economic and social rehabilitation. The plant site has still not been cleaned up so toxic wastes continue to pollute the environment and contaminate water that surrounding communities rely on. And, astonishingly, no one has been held to account for the leak and its appalling consequences.

Efforts by survivors' organizations to use the US and Indian court systems to see justice done and gain adequate redress have so far been unsuccessful. The transnational corporations involved – Union Carbide Corporation (UCC) and Dow Chemicals which took over UCC in 2001 – have publicly stated that they have no responsibility for the leak and its consequences or for the pollution from the plant. UCC refuses to appear before the court in Bhopal to face trial and the Indian government agreed to a final settlement which has left survivors living in penury.

The settlement, endorsed by the Indian Supreme Court in 1989, involved UCC paying US$470 million. Even this inadequate sum has not been distributed in full to the victims. About 30% of claims for injuries have been rejected by the government, around 16,000 claims are outstanding, and most of the successful applicants have received minimal amounts of compensation. At the time of writing in September 2004, around US$330 million of the US$470 million remained held by the Reserve Bank of India.

This report, for which Amnesty International liaised closely with survivors and those working on their behalf in Bhopal, looks back over the 20 years since the

Bhopal tragedy through a human rights lens. Of the many complex issues that continue to be thrown up by the gas disaster, the report focuses on:

- the human rights impact of the leak and the contamination;
- corporate accountability for the leak; and
- the responsibility of the Indian state to hold UCC to account and to ensure victims receive adequate compensation and rehabilitation.

The report has two aims. The first is to expose the failure by UCC/Dow and the Indian government to comply with their respective obligations and responsibilities to (a) prevent the gas leak and address its consequences, and (b) prevent and stop the continuing pollution of the environment and water through the dispersal of toxic and hazardous substances. The second aim is to demonstrate – by showing how companies evade their human rights responsibilities – the need to establish a universal human rights framework that can be applied to companies directly.



Governments have the primary responsibility for protecting the human rights of communities endangered by the activities of corporations, such as those employing hazardous technology. However, as the influence and reach of companies have grown, there has been a developing consensus that they must be brought within the framework of international human rights standards. There is already a clear trend to extend international obligations beyond states, including to individuals (for international crimes), armed groups, international organizations and private enterprises. Amnesty International supports this trend and believes that companies have an



© Maude Dorr

Twenty years after the gas leak the Union Carbide plant in Bhopal stands derelict.

inalienable responsibility for the human rights impact of their operations.

This report begins with a brief description of the leak on the fateful night of 2/3 December 1984. It then describes the impact of the leak – the thousands of lives cut short; the tens of thousands of lives ruined by chronic, debilitating illnesses; the

health problems of children, including those born after the disaster; and the continuing contamination and pollution around the site. Many of the words used come from survivors – those who witnessed the tragedy unfolding and have lived with the dreadful consequences ever since.

Chapter 2 sets out the human rights framework used for assessing this tragedy. Thousands of people in Bhopal were denied their right to life, and tens of thousands of people have had their right to health undermined. Those struggling for justice and the right to a remedy in Bhopal have been frustrated in their efforts. Thousands of poor families have suffered illness and bereavement, further impairing their ability to realize their right to a decent standard of living.

These and other fundamental human rights are explicitly guaranteed in international treaties which are legally binding on the Indian state. Such obligations can be enforced by Indian courts if they are incorporated into Indian law. The Indian Constitution guarantees the right to life, and the Indian Supreme Court has held that this includes the right to health and to protection from environmental pollution. The Court has also determined that companies are responsible for environmental damage and for compensating anyone harmed by their activities.

Chapter 2 also highlights the UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights (UN Norms), the approval of which in 2003 was a significant step towards generating international standards for corporate responsibility. The Norms can be seen as the basis of a universally recognized, normative framework to identify the responsibilities of companies for the human rights impact of their actions.

Chapter 3 examines the accountability of UCC for the Bhopal disaster. The company decided to store quantities of the "ultra-hazardous" methyl isocyanate (MIC) in Bhopal in bulk, and did not equip the plant with a corresponding safety capacity. UCC transferred technology that was not proven and entailed operational risks. It did not apply the same standards of safety in design or operations to Bhopal as it had in place in the USA. Unlike in the USA, the company failed to set up any comprehensive emergency plan or system in Bhopal to warn local communities about leaks. As early as 1982, UCC was aware that there were major safety concerns regarding the Bhopal plant. Months before the December 1984 disaster, the US parent company was warned of the possibility of a reaction similar to the one that caused the eventual leak in Bhopal.

UCC has withheld the identity of reaction products released and related toxicological information critical to the medical treatment of victims. The company tried to shift responsibility between the various arms of the corporation. In fact, UCC maintained a high degree of corporate, managerial, technical and operational

control over its Indian subsidiary, Union Carbide India Limited (UCIL). It was therefore aware of the dangers posed and in a position to take precautions. After UCC was taken over by Dow Chemicals, both companies used the new ownership structure in an attempt to avoid further responsibility for the Bhopal disaster.

Chapter 4 examines the responsibilities of the government of India and the state government of Madhya Pradesh for the leak and for dealing with its consequences. Officials were aware that the Bhopal plant involved hazardous substances and processes, but Amnesty International has been unable to find evidence that the central or state government took adequate steps to assess the risk to local communities or the environment, or to press Union Carbide to review safety mechanisms.

In 1989, cutting short ongoing legal proceedings, the Indian Supreme Court announced a court-endorsed final settlement between the corporation and the government of India without consulting the victims. It said that providing relief to victims took precedence over settling questions of law and liability. In response to a modest financial payment to victims, the settlement bestowed sweeping civil and criminal immunity on UCC, trading off its legal liability while excluding the victims of the disaster from shaping the end of the case. The payment of compensation did not, however, begin until 1992 and involved numerous problems including payment of inadequate sums, delayed payments and arbitrary rejection of claims.

In 1994, all government research on the medical effects of the Bhopal disaster was discontinued without explanation. The full results of the research carried out have yet to be published.

Government efforts to provide rehabilitation have proved ineffective. The poor quality of the healthcare system has meant that most survivors have had to spend most of their compensation money on medical treatment. Economic rehabilitation measures have failed to prevent the impoverishment of already economically vulnerable survivors.

The report concludes that there is no substitute for taking steps to regulate the activities of transnational corporations in both host and home countries. Laws in host countries must be developed and enforced to allow national governments and local communities to control the activities of transnational companies operating in their territory. Transnational corporations should avoid double standards in safety and adopt the best practices in all aspects of safety in all their operations.

The Bhopal disaster and its aftermath demonstrate clearly the need for an international human rights framework that can be applied to companies directly, that could act as a catalyst for national legal reform, and could serve as a benchmark

for national law and regulations. Ensuring public participation and transparency in decisions relating to the location, operational safety and waste disposal of industries using hazardous materials and technology is an essential step to heighten risk awareness and responsible behaviour as well as to ensure better preparedness to prevent and deal with disasters like Bhopal.

The international community must ensure that victims of human rights violations have effective access to justice and effective redress for the harm suffered, without discrimination, and regardless of whether those responsible for the violations are governments or corporations.

CHAPTER 1: The gas leak – a human rights tragedy

The winter of 1984 began like any other for the residents of Bhopal, capital of the state of Madhya Pradesh in central India. For the thousands of poor residents living in the settlements around Union Carbide's pesticide factory in the northern part of the city, winter meant a welcome respite from searing summer temperatures and warm, sweaty nights in crowded tenements.

For Puna Bai, then a young mother of three, living in Jai Prakash Nagar, a poor urban settlement just across the road from the factory, the night of 2 December 1984 was no different, until her husband woke up sometime around midnight to drink some water.

> *"... All of a sudden he started coughing and in the meantime he heard screams coming from outside. As soon as my husband opened the door all we could see was smoke entering our house. Then everyone in my family started coughing and my kids started complaining of their eyes burning. Then we heard someone saying that we should all run because some gas pipe has exploded in the Union Carbide factory. We all started running and eventually I got separated from my family. I just remember not being able to locate my family and then after that I had lost consciousness."*

Unknown to Puna Bai and thousands of unsuspecting citizens of Bhopal, shortly before midnight on 2/3 December, tonnes of deadly methyl isocyanate

(MIC) were silently leaking into the atmosphere. One of the 20th century's worst industrial disasters had begun to unfold. A subsequent investigation stated:

> *"At 12.20am, the MIC Production Supervisor notified the Plant Superintendent of the release. The Plant Superintendent, who was in the formulations area, arrived in the MIC Unit around 12.25am and found much MIC in the atmosphere... At 12.45am, the Supervisor's Log records that Derivatives Unit operations were suspended because of the high concentration of MIC in the area. About 1.00am, a Derivatives Unit operator turned on the Toxic Gas Alarm. Also at about this time, the Plant Superintendent and the MIC operator verified that MIC from Tank 610 was being emitted from the vent gas scrubber stack to the atmosphere."*[1]

The Derivatives Unit operator, V.N. Singh, who turned on the toxic gas alarm, and his colleagues had felt the first signs of MIC in the atmosphere at about 11.30pm and had informed the supervisor. Some time after 12.50am V.N. Singh broke the alarm glass to start the loud factory siren. "*This was to warn other workers and to call the rescue squad. After a few minutes, the loud siren was turned into a muted siren. The rescue squad came to the MIC plant and tried to stop the toxic release by putting large amounts of water spray through fire hydrants. The leak was uncontrollable so that after some time, everyone started to flee from the MIC unit in the opposite wind direction. I also ran away from the MIC plant.*"[2]

The then Additional District Magistrate (ADM)[3] of Bhopal says that the first official warning of the leak came at about 1.15am when a police officer on a night patrol came across a large number of people fleeing their homes suffering from severe burning in their eyes and coughing fits. He relayed the information to the Police Control Room at approximately 1.20am. The ADM phoned the Works Manager of the factory at his residence, who said he was unaware of any toxic leak and suggested that if any gas was causing irritation to the eyes then water be used to wash eyes thoroughly. "*The Union Carbide had not divulged the name of the gas. The Collector [a senior district-level official with administrative and judicial responsibilities employed by the state government] came to the control room at about 3.40am and with great difficulty he could ascertain the name of the gas as 'Methyl Isocyanate' (MIC) from Shri. Shetty, the Plant Superintendent.*"[4]

Even though plant officials knew that there was a possibility that MIC was leaking into the atmosphere shortly after midnight, they did nothing to alert the communities living in the area or the local city administration or the police until around 2am when the loud toxic gas siren began to sound continuously.[5]

Like Puna Bai and her family, thousands of people across Bhopal had woken up around or after midnight coughing and breathless as the clouds of toxic gas


© Maude Dorr

The tank that leaked on the night of 2 December 1984.

swept through their homes. The effects of the leak were felt immediately and most intensely in the working class neighbourhoods built up to the factory's walls. Survivors said it felt like breathing the fumes when chillies are burned, and that they experienced intense irritation of their eyes and throat. People began coughing violently, and some vomited.

Everyone began to flee, some into worse gas pockets than in their homes,[6] increasing the amount of toxic chemicals they inhaled.[7] For many of those who tried to flee, it was already too late. A government report on the subject captured the scene:

> *"Within hours all the hospitals of Bhopal were full of poison gas-stricken victims. Doctors, medical students and volunteers worked round the clock but in the absence of any open toxicological information about MIC, only symptomatic treatment could be provided... A trail of both short-term and long-term problems ensued... No one knew for certain what gases had been*

released from the Union Carbide facility... The Union Carbide management was completely silent on this and did not even say what toxic gases had been released from their facility or what antidotes could help."[8]

Dr Heeresh Chandra, who performed over 100 autopsies at Hamidia Hospital in the days following the disaster, reported that there was "*a gross increase in the weight of the lungs of up to three times the normal. The entire respiratory tract showed pathological changes. The lungs were heavily water logged and had a distinctive cherry-red colour... The mucosa was intensely congested. The trachea and the major divisions of the bronchi revealed necrotizing or ulcerative changes."*[9]

As the sun set on Bhopal on 3 December, the graves were fast filling up and the funeral pyres were burning bright; thousands had died and many more were ill. At least half a million people had been exposed to the toxic fumes. In the days, weeks and years to come the toll would rise – and rise. Bhopal is still counting.

What happened in Bhopal was one of the worst industrial disasters ever witnessed. But it was not just a tragedy of the past; it has continued to be a tragedy ever since.

What gases leaked?

According to Union Carbide, "approximately 54,000 pounds (24,500kg) of unreacted MIC left Tank 610 together with approximately 26,000 pounds (11,800kg) of reaction products."[10] Twenty years after the fatal leak, UCC has still not revealed the exact contents of the reaction products.

Deaths

"There were thousands of bodies. There were bodies everywhere. And people were dying all round."
Mohammad Owais, a volunteer at Hamidia Hospital

Between 7,000 and 10,000 people died within three days of the gas leak. This estimate, based on information obtained by Amnesty International, is two to three times that of most official sources.

Illahi Baksh, aged 59, who drove a truck for the Bhopal Municipal Corporation, said he ferried hundreds of bodies on 3 December 1984. He stated that he transported up to 25 bodies on each trip from areas near the Bhopal plant

Extracts from UCC's *Reactive and Hazardous Chemicals Manual*

"Methyl isocyanate is a hazardous material by all means of contact. Its odor or tearing [weeping] effects cannot be used to alert personnel to an unsafe concentration of vapor. The Threshold Limit Value (TLV) is 0.02 ppm [parts per million] by volume in air for average 8-hour exposures... but no odor or tearing is perceived by humans even at concentrations as high as 0.4 ppm. Mild irritation to the nose, throat, and eyes (with no odor) is noticeable at 2.0 ppm; this irritation becomes more intense at a concentration level of 4.0 ppm... Methyl isocyanate is a poison to humans by inhalation as defined by ICC [a US company that offers advice on hazardous materials] regulations and should be regarded as a poison by swallowing or skin contact.

Because of the high ratings for breathing and contact with the eyes, methyl isocyanate is assigned the maximum health rating of 4 in the UCC hazard signal system.

Methyl isocyanate liquid will seriously injure the eyes even when it is diluted with a non-toxic liquid to a 1 per cent concentration... Avoid eye contact with vapors or liquid by wearing vapor proof goggles or full-face mask.

Methyl isocyanate is a recognised poison by inhalation and is intensely irritating to breathe. It causes severe bronchospasm and asthma-like breathing. Major residual injury is likely in spite of prompt treatment.

Avoid breathing vapors of methyl isocyanate.

Liquid methyl isocyanate can cause skin burns, and absorption through the skin can be harmful. Minor to major residual injury may result by contact with the skin in spite of prompt treatment."

to the hospital morgue. He made between eight and 20 trips, and his was just one of up to 10 similar trucks. Illahi Baksh and his colleagues transported at least 1,600 bodies on 3 December alone, and many other trucks were in operation across other areas.

Aslam Parvez, Secretary of the Jaddha cemetery in Jahingirabad, and Muhammad Khurram, one of the young men who, in 1984, volunteered to dig graves, told Amnesty International: "*Ours is a relatively small cemetery and quite further away from the plant, but still we must have buried at least 400-500 bodies by the 5th. At that time there were at least seven other cemeteries in old Bhopal, some of which are much bigger than ours. At least 1,000 to 1,200 people must have been buried in Badebagh, the biggest of them, alone.*"

According to local restaurateur Shyam Babu, who supplied wood for funeral pyres, more than 7,000 corpses were burned on the Vishram Ghat Trust's five funeral pyres. The Cloth Merchant Association stated that it had supplied enough material to make shrouds for at least 10,000 Hindu victims.[11]

A number of people told Amnesty International that bodies were simply taken away by army trucks and dumped in mass graves or in the river Narmada far from Bhopal.

Official figures do not account for people who died after fleeing from Bhopal. Hundreds of thousands of people left the area and no one knows how many never came back because they died. Some 15,000 claims were filed for deaths. The government accepted just over 5,000, but in many cases, no one was left to file claims.[12]

Amnesty International has found no evidence of any systematic attempt by the Indian government to keep a record of gas-related deaths in the 20 years since 1984. The 2003 annual report of the Madhya Pradesh Gas Relief and Rehabilitation Department stated that a total of 15,248 people had died as a result of the gas leak by October 2003. However, this number includes deaths in the immediate aftermath, of which official estimates are grossly understated. Activists and survivors' organizations estimate that over 20,000 people have died since 1985.

The only systematic study of mortality rates was done by the Indian Council for Medical Research (ICMR) beginning in 1985 but this was terminated abruptly in 1993. Comparing mortality figures in the affected areas with control groups, and using the 1981 census for the population figures, Amnesty International believes that at least 15,000 people have died between 1985 and 2003 because of the gas leak.[13] This is in addition to the 7,000 to 10,000 people who died in the immediate aftermath, taking the total death toll to well over 20,000.

Damage to health

Union Carbide medical experts insisted at the time of the leak that MIC could only cause superficial injury, and that it does not enter the bloodstream or cross the lung barrier. However, later blood and tissue analysis revealed evidence of methyl carbamylation in the blood of victims who had died,[14] and MIC trimer, a chemical found in the residues in Tank 610 which is known to be the source of the gas leak.[15]

According to the Sambhavna Trust Clinic, exposure to the toxins that leaked on the night of 2/3 December 1984 has resulted in chronic, debilitating illnesses for at least 120,000 people for whom treatment has proved largely ineffective.[16] The government of Madhya Pradesh Gas Relief and Rehabilitation Department's 2003 annual report reveals that by October 2003, 554,895 compensation claims for varying


© Maude Dorr

A health worker visits a tuberculosis (TB) patient in one of the gas-affected communities. Several local organizations are active in promoting health awareness and treatment programmes for survivors in Bhopal.

degrees of injuries (minor and major) or disability had been medically assessed and approved.[17]

Despite the intensive work done immediately after the leak, the extent and the quality of medical research has not been adequate to meet the level necessary to make decisions about action on detoxification, short- and long-term treatment, long-term health consequences and the implementation of a programme to compensate victims. This inadequate research has been further weakened by the lack of information about the nature of the gases released during the leak and their toxicity.[18] Even today there are gaps in medical analysis of the consequences of the Bhopal leak, leaving decision-makers as well as affected citizens uncertain of the precise links between exposure and health status. It is understandable that those suffering from health problems they believe to be the result of exposure to gases or to long-term contamination of water often have little confidence in the medical services available.


© Private

Raes Mohammed

Respiratory illness

Many survivors face chronic respiratory illness and studies have underscored that MIC inhalation is "profoundly damaging" to the lungs.[19] Zaki Mohammed, 53, has been receiving treatment at the Jawaharlal Nehru Hospital, built in Bhopal exclusively for gas-affected patients. He explained: "*We have spent a lot of money on my medical treatment... Sometimes we don't even have 5 or 10 rupees for tea or medicines. I was very healthy before the gas... After the gas, it has been cough and breathlessness, cough and breathlessness. Sometimes it would go away and I would think that I would get better... Every three months, every three months, I come to this hospital... I have injections here, and pills and I take oxygen. Oxygen has the most effect.*"

Since the gas leak, numerous surveys among gas-exposed populations have found prevalent and persistent respiratory illness. The Indian Council for Medical Research (ICMR) found that 96% of men and women in the severely affected areas reported respiratory system damage immediately after the leak. A medical survey conducted by a non-governmental organization in March 1985 found that 94.6% of people living between a half and two kilometres away from the factory had symptoms such as coughs and chest pain, and 104 days after the accident, 79.7% still complained of respiratory illness.[20]

Five years later, a survey found that 70% of the sample from the severely affected area reported breathlessness.[21] Ten years later, a study found persistent obstruction of the small airways in survivors.[22]

Eye disease

MIC has an intensely irritating effect on the eyes, and ocular problems were among the most widely reported symptoms in the initial stages after the gas leak.[23] The ICMR reported that 60-70% of patients seen in the days and weeks after the leak were

suffering from eye problems. The ICMR also reported that with treatment, all patients with eye problems "responded well and became asymptomatic within a few days."[24]

However, eye irritation persisted in exposed populations. Raes Mohammed, 62, told Amnesty International that he used to be a sign board artist before the gas leak occurred. The day after the attack, he said, *"my eyes were swollen. When I looked at the light it looked like 1,000 rays. Every day after that I went to go and get drops put in for treatment... After that my eyes were never good. I was never again able to do my previous job."*

Nine months after the accident, a study found persistent eye watering and other chronic symptoms of irritation, but no cases of blindness. A follow-up three years later found an increased risk of eye infections, symptoms of eye irritation, corneal erosions and cataracts, a phenomenon termed the "Bhopal eye syndrome".[25] A study beginning three years after the incident found that, "the single acute exposure seems to have resulted in a chronic inflammatory process."[26]

Immune system impairment

One of the reported effects of the gas leak was damage to the immune system, making those affected susceptible to illness.[27] Nearly 20 years after exposure, severely exposed people were four times more likely to suffer from common illnesses, five times more likely to suffer from lung ailments, three times more likely to suffer from eye problems, and more than twice as likely to suffer from stomach ailments, according to the Madhya Pradesh Gas Relief and Rehabilitation Department.[28]

One indication of immune system impairment was a sudden increase in tuberculosis (TB) infections.[29] The ICMR found that one in 14 people in the worst affected areas of the city had TB, three times the national rate.

Nazma Bi, 22, was two years old at the time of the gas leak. She said, *"Four years ago [ie 16 years after exposure to gas], I had constant fever for eight to 15 days... I was diagnosed with TB after a phlegm test, and underwent treatment for six months... When I got TB, there was no hope that I could survive. I had lost so much weight, and I stayed in bed for so many days."*[30]

Neurological damage

Complaints of short-term memory loss, problems with concentration, headaches, difficulty staying awake, and abnormal smell and taste were common after the gas leak. However, many doctors dismissed these complaints, and the extent of neurological damage has been given little attention.[31] Studies by the International Medical Commission on Bhopal a decade after the incident indicated neurological

damage among severely exposed people.[32] Follow-up studies supported this initial observation, but made no clear link between the degree of exposure and the extent of neurological damage.[33]

Neuromuscular damage

Neuromuscular symptoms such as muscle aches and pain, tingling and numbness are prevalent among those exposed to the gas.[34] Zaki Mohammed, who often suffered severe pain across his shoulders, said in 2004 shortly before his death: "*At that time [of the severe pain], I feel like I want to die because the pain is so bad.*"

Shaheen had received treatment for breathing difficulties in the Jawaharlal Nehru Hospital. She weighed only 27kg in 2004, shortly before she died. She said: "*In my ankles and arms and shoulders, I have swelling and pain always. I cannot even stretch my arms and legs. It feels like someone is pulling my nerves from the inside.*"

Cancers

Newspapers have reported increased cervical and breast cancers among women.[35] Munni Bi, 45, who lived in Rajghat colony, less than a kilometre from the plant, at the time of the leak, has cervical cancer. She reported in 2004: "*I was completely healthy. Then 14 months back, the problems started. I have blood and discharge all the time. I also had headaches, joint pain and breathlessness for the last eight years, but it had not been frequent... I am getting radiotherapy.*"

Studies conducted after the gas leak indicated higher frequencies of chromosomal aberrations among exposed groups, especially among women.[36] These have been linked to carcinogenic genetic changes in the body. However, a full understanding of MIC's carcinogenic potency will have to wait until 30 to 40 years after the accident.

Gynaecological disorders

As early as March 1985, two studies revealed a large number of gynaecological disorders in exposed women.[37] Chief among the symptoms were excessive vaginal discharge and abnormal uterine bleeding.[38]

Subsequent studies have shown persistent, long-term gynaecological problems as a result of the Bhopal gas disaster, but little or no work has been done in this area.[39]

Sitara Bi, 40, has faced chronic menstrual problems. She explained: "*The doctor says that I will have to have a hysterectomy. I had irregular periods... It began for me one year after I was affected by the gas... When my period comes, I have weakness. I had back pain... I could not leave the house and I would have pain like I was having a miscarriage. First I was embarrassed that I had problems. When I*

told the doctors that I had this, they would respond that all ladies had this problem. When I asked them about whether my medicines were causing the bleeding, they told me to drink milk and eat fruit. We can't even afford to eat rotis *[bread]. How are we going to afford to eat fruit?"*

Miscarriages

Many women who were pregnant at the time of the gas leak suffered miscarriages. According to the ICMR, of 2,566 pregnant women, 373 had "spontaneous abortions".[40] Rates of miscarriage decreased sharply from severely exposed to less exposed areas. In severely exposed areas, the rate was over 50% in 1984.[41] Another detailed study confirmed these findings.[42]

Exposed women who conceived after the incident have continued to suffer after-effects. ICMR studies showed a higher incidence of miscarriage in affected areas until 1989, when the study was terminated.[43] A survey administered a decade after exposure revealed that of 390 pregnancies conceived after the gas leak, 9% resulted in still births, compared with 4% in unexposed areas.[44]

Mental health

The gas leak severely damaged the mental health of local people, but psychiatrists became directly involved only eight weeks after the disaster.[45] Problems have included depression and anxiety.[46]

The ICMR reported that 10-12% of patients who visited clinics had "psychological symptoms".[47] According to data from 10 satellite government clinics in moderately and severely affected areas, 22% of 855 patients had psychiatric problems.[48]

Women's mental health was particularly affected, as was that of children. A government study found that exposed children suffered from bed-wetting, stubbornness, irritability and fearfulness.[49]

A pilot study by the Psychology Department of Bhopal University found that 32.5% of exposed children produced unrecognizable human drawings, while all children in the control group were able to draw recognizable drawings. Many doctors working in Bhopal after the gas leak said claims of psychological problems were exaggerated, even suggesting that the free rations provided by the state encouraged people's complaints.[50] However, psychiatric problems have been persistent since the gas leak. A survey conducted 10 years after the leak found that 36% of those interviewed reported nightmares, 65% anxiety, 24% depression, and 64% difficulty in decision making/lack of concentration.[51]

Amravathi, a 45-year-old woman, said that she had *gabrahat*, a word that means anxiety in Hindi but is used in Bhopal to describe the lingering mental consequences of gas exposure. She said in 2004: *"I have gotten anxiety since the leak. For the past 10 years it has been worse. When I have it I feel as if I have no life in my body. My head feels heavy, it feels like the world is spinning around me. Yesterday, I fell down. The symptoms are getting worse... Without medicines I have no strength to go on. The attacks are frequent, only 10 to 15 days apart. Not a month goes by without them."*

Children

Children and the elderly proved most vulnerable in the wake of the disaster. Children under the age of 10, both boys and girls, died in large numbers.[52]

In the first two weeks after the disaster, the Hamidia Hospital admitted 1,337 children. The majority of young patients had symptoms of coughs, breathlessness, painful watering eyes, photophobia (hyper-sensitivity to light), diarrhoea and vomiting. Some had convulsions and episodes of unconsciousness and coma.[53]

Children also exhibited signs of trauma and psychiatric problems related to their medical problems and social disruption.[54]

The few studies available on the effects of the Bhopal gas disaster on children are mostly observational in nature. News reports suggest that children continue to be the most adversely affected by the disaster.[55]

The long-term effects of gas exposure on children are still being uncovered. Naresh, 23, was exposed to the gas when he was only three years old. He is now less than five feet [1.5m] tall. He explained: *"I have very low height, but I really don't know why... It looks as if I am the youngest among my [younger] brothers."*

A recent study on the effects of exposure to MIC toxic fumes on the physical growth pattern of adolescents found significant decreases in most measurements in boys, but not girls.[56] The effects were most significant in boys that were exposed in the womb, possibly as a result of the sex-specific effects of the MIC degradation product trimethylamine.[57]

Entrenchment of poverty

While there has been research on the effects of gas exposure on people's health, few studies have determined the impact of the disaster on other aspects of life for the people of Bhopal. Despite this, it is clear that the gas leak radically altered the social fabric and economics of everyday life, and entrenched existing poverty and social disempowerment.


© Maude Dorr

A Sevin processing unit now rusted and decaying on the plant site at Bhopal.

Because of the location of the plant and the direction of the wind on the night of 2/3 December 1984, the gas leak disproportionately affected the poorest in the city. According to ICMR studies, 68-86% of the population in the severely affected area belonged to a "very depressed socio-economic class". More than 70% of those living in severely affected areas were found to be living in poor quality houses.[58]

The economic and social consequences of the gas leak were therefore largely borne by those with the least resources. Many poor families lost their main wage earner. Large numbers of animals owned by families died. Survivors face chronic illness and mental distress. Some cannot work or must work reduced hours. Others have been forced to change their occupation. Many women were unable to marry or faced great trouble in their married homes as a result of gas exposure (see below).

Many survivors complain of reduced earnings because of their inability to work as a result of various health problems or injuries. Speaking about the impact of poor health on herself and her five children, 46-year-old Hasina Bi from Atal Ayub Nagar said: "*Since birth I have worked – I used to roll* beedis *[cigarettes]. I have*

problems with my vision so I stopped... My children can only work for two days at a time [due to poor health]..." As day labourers, Hasina Bi and her children are only paid when they work.

Mohammad Ayub, 45, from Jai Prakash Nagar, has been unable to work as a driver for long periods due to severe pain in his hands and shoulders. His family has incurred large debts as a result.

According to a Medico Friend Circle survey from 1985, soon after the gas leak, 65% of working people in the severely exposed area faced a drop in income ranging from 20% to 100%. Five years later, 90% of those who had worked before the leak reported a reduced capacity to work.[59]

Daily wage labourers – an estimated 70% of the gas affected working population – felt the effects of the gas most keenly. According to a survey of workers conducted by the Fact Finding Mission on Bhopal (FFM Bhopal), 35% of male workers and 25% of female workers became unemployed after the leak. No less than 81% of male workers who changed jobs earned less. The 456 workers in the FFM Bhopal survey suffered chronic cough (81%); weakened eyesight (67%); and breathlessness and weakness (34%). Many respondents had left their job because of ill-health; had slowed down in their work; were able to work only intermittently; suffered perpetual fatigue; and were not able to work after sunset because of eye problems.[60]

Union Carbide's contributions to Bhopal have been limited to medical relief. The government of Madhya Pradesh planned relief and rehabilitation projects, including special housing and funds for widows and orphans, vocational training and special production centres for gas-affected women, and loan schemes. However, although the health of the affected population has continued to deteriorate,[61] the impetus to implement these programmes has faded.

Women

Women widowed as a result of the disaster have found themselves in a particularly precarious situation. "*Not all of us receive even the paltry Rs.150 [US$3.26]*[62] *a month that is doled out to widows. I was refused that on the grounds that I am not 60 years old,*" said Kiran Jain, 40, a widow. Another, Nanni Bai, is around 60 years old but does not receive any pension and is not entitled to buy food at subsidized prices. "*The government is not giving either employment or pension. And all the compensation money I received for my husband's death is long exhausted, firstly paying off the lawyer and middleman who got me the compensation and then all the medical bills. How long will it last? How are we expected to live?*"

The widows' calls for water, electricity, welfare support and employment for their children have received little response from the government "*We have done everything – organized demonstrations, protest rallies and even road blocks but little has changed. They [the authorities] keep making promises but do nothing,*" said Kiran Jain.



© Private

Nanni Bai

Marriage, and the ability to marry, has social as well as economic ramifications for many women in India. Being gas-affected carries with it social stigma, and activists working with survivors' organizations say that young women who are known to be gas exposed often face difficulties in getting married. This is attributed primarily to possible difficulties with child bearing and the potential financial liability that chronic ill-health entails. Research completed in 1996 indicated that the proportion of women not married between the ages of 15 and 29 was 19% in severely exposed areas compared with 6% in mildly exposed areas.[63]

Married women exposed to the gas face difficulties because of their inability to work and possible difficulties with child bearing or increased financial liability because of illness. Haseena Bi, a resident of Jai Prakash Nagar, fears that her 16-year-old daughter Rubina, who suffers from anaemia, weakness and high levels of vaginal secretions, will not be able to marry since she is known to be suffering from illnesses caused by exposure.

Suneetha was four years old at the time of the gas leak. She says that she cannot work in her in-laws' house because of chest pain and weakness. "*My mother-in-law used to say 'She eats so much, and she doesn't do any work.' She got my husband to beat me... I used to be so sick. And they [her in-laws] would say 'We didn't know that you were gas affected, and we would not have married you to our son if we had known'.*"

Reena, daughter of Ramgopal Meena and Imarthi Bai, was left in her parents' home by her husband, since he could not cope with her constant illness. According

to activists working with survivors, this is a common phenomenon. It also appears that the reduced ability of women to do housework because of illness or exposure-induced weakness may render them more vulnerable to abuse.

Pollution

The impact of the plant on human rights is not confined to the gas leak. Since the plant opened in 1970, it has been a source of environmental pollution. Even today the contaminated site continues to pollute the groundwater, the sole source of water for those around the plant, with toxins.

The Bhopal plant began manufacturing the pesticide Sevin in September 1977, using imported MIC. By February 1980, the plant was manufacturing MIC on site, as well as the pesticide Aldicarb (marketed as Temik), phosgene and monomethylamine, both used to make MIC.[64] All operations ceased in December 1984 after the gas leak.

Operational and waste disposal practices at the factory harmed the environment, even before the gas leak. Internal documents reveal that the US parent company was aware of numerous events at the Bhopal plant which had serious consequences for the environment.

UCC's engineering department warned back in 1973 that the design of the Bhopal plant, which used solar evaporation ponds for waste effluent, posed a "danger of polluting sub-surface water supplies in the Bhopal area". It stated that, "new ponds will have to be constructed at one to two-year intervals throughout the life of the project in order to address this problem."[65] A 1973 internal memo notes: "While similar waste streams have been handled elsewhere, this particular combination of materials to be disposed of is new and, accordingly, affords further chances for difficulty."[66]

A host of internal, governmental and non-governmental reports revealed that soil and groundwater around the plant site were, indeed, contaminated, but the company did not warn surrounding communities nor take substantive action to clean the site.

In 1980 a field storage tank for hydrochloric acid gave way from below, leaking acid into the soil.[67]

In **March 1982** UCIL sent a telex to UCE reporting a leak from one of the solar evaporation ponds and an emergency pond.[68] A second telex of April 1982 noted that "continued leakage from the evaporation pond [was] causing great concern."[69]

An Operational Safety Survey of the Bhopal plant site conducted by UCC personnel in **May 1982** concluded: "The housekeeping in and around the entire area


यूनियन कार्बाइड का देखो
पानी मिट्टी मे घुला
© Maude Dorr

Bhopal residents demonstrate for clean water, July 2004. Two months earlier the Indian Supreme Court had ordered the Madhya Pradesh state government to supply fresh drinking water to people whose supplies had been contaminated.

was found to be poor. The naphthol spillage is difficult to control but the general pile of old and oily drums, old pipe, pools of oil on ground, etc, create unnecessary fire and access problems in the area."[70]

In **May, June and July 1989** UCC conducted "preliminary" tests on solid and liquid samples drawn from "land-fill areas and effluent treatment pits inside the plant". Both liquid and solid samples were toxic to fish. The solid samples contained naphthol or naphthalene in substantial quantities, the liquid samples contained "naphthol and/or Sevin in quantities far more than permitted by the Indian Standards Institution (ISI) standards for onland disposal."[71]

In **April 1990** the National Engineering Environmental Research Institute (NEERI), commissioned by the Madhya Pradesh government to study the extent of pollution damage from the solar evaporation ponds, concluded that there was no soil or groundwater contamination due to seepage from the ponds.[72]

However, the same month the US National Toxics Campaign (NTC) released an analysis of soil and water samples taken from in and around the factory premises. Contrary to the findings of NEERI, this revealed the presence of numerous toxins including dichlorobenzene and polynuclear aromatic hydrocarbons, many of which are known carcinogens.

The NTC report tested for many more chemicals than NEERI.[73] Internally, UCC advised "caution in using the NEERI data" but UCC continues to cite the NEERI report in its defence.

In **November 1990** UCC officials discussed serious concerns about percolation of contaminants into the soil during monsoon rains. More contamination studies were advised "...primarily for our own understanding of the situation."[74]

In **1996** the Chief Chemist of the State Research Laboratory in Madhya Pradesh found toxic pollutants in 10 samples from communities near the factory.[75] It concluded: "It is established that this pollution is due to chemicals used in the UCC factory that have proven to be extremely harmful for health."[76]

In **October 1997** NEERI reported on waste disposal practices at UCIL. The report stated that solid and tarry wastes were dumped in just over one fifth of the total plant area and would have to be "remediated" to "restore the environmental quality of the plant premises".[77] The NEERI report concluded that some 17 sites within the factory had been heavily contaminated. Nonetheless, NEERI stated unequivocally that groundwater "meets the drinking water quality criteria" and estimated that it would be 23 years before contamination from waste disposal practices on the plant site had any effect on the groundwater.[78]

However, Arthur D. Little (ADL), an international consulting group hired by UCC to assist NEERI, had questioned NEERI's findings and conclusions before publication. ADL's comments on this NEERI report criticized its methodology and stated that "contaminant travel times to the aquifer below the site... could be significantly less than identified in the report."[79] It stated, "[O]ne can argue that the worst case scenario travel time could be two years". ADL said that conclusions about whether groundwater was fit to drink were too definitive given the limits of the data. None of these comments were reflected in the final NEERI report, which Dow has since used to assert an absence of contamination of local drinking water.[80]

In **July 1998** Eveready Industries India Ltd (EIIL), the renamed UCIL, surrendered the lease to the site while still conducting a remedial programme supervised by the Madhya Pradesh Pollution Control Board to dispose of solid and tarry residues and decontaminate soil around the waste disposal areas. Despite repeated entreaties from the Madhya Pradesh Pollution Control Board to EIIL to finish the clean-up programme, this had not been completed at the time of writing.[81]


© Rachna Dhingra

Two boys collect water from a contaminated well at Sunder Nagar, a colony in Bhopal, 2004. Pumps at contaminated wells are painted red by the government.

In **November 1999** Greenpeace released a report on Bhopal which concluded that the site and immediate surroundings were contaminated with chemicals arising from routine processes, spillages and accidents at the plant, or from dumped and stored materials on the site. Greenpeace found hot-spots of severe contamination with heavy metals and persistent organic pollutants[82] and noted that bags of Sevin were still stored on factory premises and that residue on remaining plant fixtures had not been cleaned.[83] The chemicals found included carbon tetrachloride, chloroform, trichloroethene, tetrachloroethene and dichlorobenzene. These chemicals were found in concentrations ranging from five to more than 600 times the limits recommended by the US Environmental Protection Agency. All are toxic, most probably carcinogenic.

A **January 2002** report by Shrishti and Toxics Link, a Delhi-based environmental non-governmental organization, found not only contamination in vegetables grown around the plant site, but also a bio-concentration of contaminants in breast milk samples taken from women in the surrounding areas.[84]

In May 2004, based on a report by the Waste Monitoring Committee,[85] the Supreme Court of India observed that "due to indiscriminate dumping of hazardous waste due to non-existent or negligent practices together with lack of enforcement by the authorities, the groundwater, and, therefore, drinking water supplies" have been damaged.[86] The Supreme Court passed an order instructing the Madhya Pradesh government to supply fresh drinking water through tankers to people whose potable water supplies were contaminated by pollutants from the plant.[87]

Water

In 1997, 250 hand-pumps around the plant were painted with new red signs declaring that the water they provided was unfit for drinking. In the absence of any other convenient source, most people in the surrounding communities continue to drink the water from the pumps.[88] At the time of writing, the state government had yet to implement the Supreme Court order to provide fresh water to these communities.

Hasina Bi of Atal Ayub Nagar, a neighbourhood in Bhopal near the plant, has been drinking the water from the hand-pump near her house for 18 years. She said: "*When you look at the water, you can see a thin layer of oil on it. All the pots in my house have become discoloured... green-yellow.*" She added: "*We have to travel at least two kilometres to get clean water – to Chola Nakka. My health is so bad that it prevents me from carrying the water I need from there.*"

Faujia, a 15-year-old girl who often goes to draw water from the pump, complained that the "*water is red here and it smells... like there is some medicine in it.*" Munni Bi said the water "*is bitter... difficult to swallow*". Their families live in Annu Nagar, an area in Bhopal, and the government freshwater tankers rarely, if ever, enter their neighbourhoods.

Many people who were not exposed to the gas leak developed health problems similar to those who had been exposed, probably from drinking contaminated water. Shehesta Kureishi, 35, moved to Annu Nagar after her marriage 12 years ago. She explained: "*Two and a half years ago, I stopped menstruating entirely. Initially, I had it every two months, then four months, then not at all.*" She also complained of pain from her lower back to her groin. Her seven-year-old son Ateeb complains of joint pains. Neither of these people were exposed to the gas, but both have been drinking contaminated water.

CHAPTER 2: Human rights law framework

The disaster in Bhopal was and remains a human tragedy and a tragedy for human rights. By using the human rights framework to examine what happened, we can see what obligations under international law have been breached and what protective standards failed. The human rights framework also points to mechanisms for holding governments to account if they fail to meet their obligations to respect, protect and fulfil human rights.

Acts and omissions related to the disaster at Bhopal violated the civil and political rights of the victims as well as their economic, social and cultural rights. At the very heart of the laws and standards that define human rights is the principle that all human rights are universal and indivisible – in other words, all human rights should be enjoyed by all people. The wide range of human rights – civil, cultural, economic, political and social – are interdependent and interrelated.[89]

There are some differences between the way that civil and political rights are guaranteed in international law, and the way that economic, social and cultural rights are guaranteed. Economic, social and cultural rights are to be fully realized progressively, according to the maximum resources available to states.[90] Nevertheless, there are more similarities than differences. Indeed civil and political rights too are to be fully realized progressively,[91] and both sets of rights

have a minimum core content, which states are bound to ensure in all circumstances.[92] Failure to comply with these obligations results in human rights violations.

Human rights treaties and standards are traditionally applied to states. Since India's accession to the International Covenant on Civil and Political Rights (ICCPR) and the International Covenant on Economic, Social and Cultural Rights (ICESCR) in 1979, the government of India and the state government of Madhya Pradesh, have been legally bound to respect, protect, and fulfil the human rights in the ICCPR and the ICESCR.[93] The USA, whose courts have exercised jurisdiction over some aspects of the Bhopal disaster, is also a party to the ICCPR and is bound by its provisions.

UN bodies – the Human Rights Committee and the Committee on Economic, Social and Cultural Rights – have interpreted the provisions of the ICCPR and ICESCR and monitored states parties' compliance with these treaties.

Human rights responsibilities extend beyond states. Since 1948 the Universal Declaration of Human Rights has provided a common standard of achievement which means that every individual and every organ of society bears responsibility for the universal and effective recognition and observance of the rights and freedoms it sets out.

Since the Bhopal disaster, this responsibility as it applies to businesses has been further elaborated by the UN Working Group on the Working Methods and Activities of Transnational Corporations.[94] In 2003 the UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights (UN Norms) were adopted by the UN Sub-Commission on the Promotion and Protection of Human Rights and transferred for discussion to the UN Commission on Human Rights. The preamble to the UN Norms notes that "transnational corporations and other business enterprises, their officers and persons working for them are also obligated to respect generally recognized responsibilities and norms contained in United Nations treaties and other international instruments."[95]

Violated rights

Right to life

The right to life is set out in the Universal Declaration of Human Rights and many other human rights treaties and standards. For example, Article 6 of the ICCPR, a legally binding treaty to which India acceded in 1979, states:

"Every human being has the inherent right to life. This right shall be protected by law. No one shall be arbitrarily deprived of his life."

The Human Rights Committee provides authoritative interpretations of rights under the ICCPR which are formulated in its General Comments. General Comment 6, paragraph 5, states: "The expression 'inherent right to life' cannot properly be understood in a restrictive manner, and the protection of this right requires that States adopt positive measures."

Amnesty International maintains that such measures would include the regulation of corporate activity to ensure that it does not threaten the right to life. In *EHP v Canada*, the UN Human Rights Committee found that a complaint alleging large-scale dumping of nuclear waste that threatened the lives of local residents amounted to a prima facie case for a violation of the right to life.[96]

Right to the highest attainable standard of health

Tens, possibly hundreds of thousands of people suffer chronic ill-health as a direct result of acts and omissions of the state and others in relation to the Bhopal disaster. Their right to the highest attainable standard of health has been violated. The right to health is enshrined in the ICESCR, also a legally binding treaty to which India acceded in 1979. This builds on the inclusion of health under the right to an adequate standard of living in the Universal Declaration of Human Rights (Article 25.1).[97]

Article 12 of the ICESCR states:

"The States Parties to the present Covenant recognize the right of everyone to the enjoyment of the highest attainable standard of physical and mental health."

The Committee on Economic, Social and Cultural Rights, in its General Comment 14 of 2000, clarified that the right to health is an inclusive right, which applies not only to health care, but "also to the underlying determinants of health, such as access to safe and potable water and adequate sanitation, an adequate supply of safe food, nutrition and housing, healthy occupational and environmental conditions, and access to health-related education and information, including on sexual and reproductive health."

Article 12(2)(b) of the ICESCR requires states parties to take steps necessary for "the improvement of all aspects of environmental and industrial hygiene". General Comment 14 clarifies that this entails "preventive measures in respect of occupational accidents and diseases" as well as "the prevention and reduction of the population's exposure to harmful substances such as radiation and harmful chemicals or other detrimental environmental conditions that directly or indirectly impact upon human health."

International treaties obligate states to respect, protect and fulfil human rights. For instance, with respect to the right to health:

- States are required to respect the right to health by not interfering with access to health. For example, they are obliged to change policies that obstruct people from accessing care.
- States are required to protect the right to health, by taking measures against those who abuse other people's right to health.
- States are obliged to fulfil the right to health by creating conditions that allow people to realize their right to health.[98]

Although rights under the ICESCR are to be realized progressively, according to the maximum of available resources,[99] states that ratify or accede to the ICESCR agree to obligations which come into effect immediately. In the view of the Committee on Economic, Social and Cultural Rights, these "minimum core obligations" are non-derogable;[100] in other words, they apply at all times and in all circumstances. Failure to realize these obligations may lead to a claim for a human rights violation. The Committee on Economic, Social and Cultural Rights has considered violations of the right to health to include: "failure to enact or enforce laws to prevent the pollution of water, air and soil by extractive and manufacturing industries."[101]

Right to a remedy

Those struggling for justice in Bhopal – for compensation, rehabilitation, acknowledgement of the harm they have suffered, and for those responsible to be held to account – have had little or no success. They have been denied their right to a remedy for violations of their human rights.

The right to a remedy is set out in the ICCPR. Article 2 states:

"Each State Party to the present Covenant undertakes:
(a) To ensure that any person whose rights or freedoms as herein recognized are violated shall have an effective remedy, notwithstanding that the violation has been committed by persons acting in an official capacity;
(b) To ensure that any person claiming such a remedy shall have his right thereto determined by competent judicial, administrative or legislative authorities, or by any other competent authority provided for by the legal system of the State, and to develop the possibilities of judicial remedy;
(c) To ensure that the competent authorities shall enforce such remedies when granted."

The Committee on Economic, Social and Cultural Rights likewise recommends that states provide judicial remedies in respect of rights which may, in accordance

with the national legal system, be considered legally enforceable. The Committee also refers to the right to a remedy under the ICCPR and its relevance to economic, social and cultural rights in relation to equality and non-discrimination.[102] More recently the Committee has stated, in terms of the domestic application of the ICESCR, that: "The Covenant norms must be recognized in appropriate ways within the domestic legal order, appropriate means of redress, or remedies, must be available to any aggrieved individual or group, and appropriate means of ensuring governmental accountability must be put in place."[103] In the Committee's view, the right to an effective remedy and redress could include restitution, compensation, satisfaction or guarantees of non-repetition.[104]

The USA played the key role in the formulation of the Organisation for Economic Co-operation and Development (OECD) Principles Concerning Transfrontier Pollution. These principles included and reaffirmed the general rule that those injured by environmental harm are entitled to remedies from the polluter in the state of origin.[105] The Bhopal victims' civil claims for damages and clean-up of pollution against UCC remain pending in the courts of the USA.

Right to an adequate standard of living

Thousands of poor families have been further impoverished by the effect of the gas and the environmental damage on their ability to work and ensure a decent standard of living for themselves and their families. As this was the result of action and inaction of the state and corporate actors, their right to an adequate standard of living, set out in the ICESCR, has been violated. Article 11 of the ICESCR states:

> *"The States Parties to the present Covenant recognize the right of everyone to an adequate standard of living for himself and his family, including adequate food, clothing and housing, and to the continuous improvement of living conditions."*

The Committee on Economic, Social and Cultural Rights also issued a General Comment on the right to water which specifically states that environmental hygiene, in the context of the right to health, "encompasses taking steps... to prevent threats to health from unsafe and toxic water conditions." State parties are obliged to ensure that natural water sources are "protected from contamination by harmful substances and pathogenic microbes," and are required to "monitor and combat situations where aquatic ecosystems serve as a habitat for vectors of diseases wherever they pose a risk to human living environments."[106] The "polluter pays" principle, recognized in the Rio Declaration, suggests that legal liability for such environmental harm should be channelled towards private corporate actors actually responsible for causing it.[107]

Right to freedom from discrimination

Women who have been affected by the gas leak bear a social stigma. Local activists support the testimonies of survivors that women known to have been exposed to the gas often find it hard to get married. Married women exposed to the gas also face particular problems, including in some cases desertion by their husbands, because of their inability to work, possible difficulties with child bearing, or increased financial liability because of illness. Some women may have a substantially increased care burden within families that have chronically ill members, while widows face an especially precarious situation (see Chapter 1).

Women's right to enjoy their human rights without discrimination has been further undermined, a right set out in the ICCPR and ICESCR, as well as in the Convention on the Elimination of All Forms of Discrimination against Women (CEDAW), a treaty ratified by India in 1993. Article 3 of CEDAW states:

> *"States Parties shall take in all fields, in particular in the political, social, economic and cultural fields, all appropriate measures, including legislation, to ensure the full development and advancement of women, for the purpose of guaranteeing them the exercise and enjoyment of human rights and fundamental freedoms on a basis of equality with men."*

Right to a safe environment

> *"The protection of the environment is... a vital part of contemporary human rights doctrine, for it is a* sine qua non *for numerous human rights such as the right to health and the right to life itself. It is scarcely necessary to elaborate on this, as damage to the environment can impair and undermine all the human rights spoken of in the Universal Declaration and other human rights instruments."*[108]
>
> **Judge Weeramantry sitting in the International Court of Justice in The Hague**

As Judge Weeramantry points out, the protection of the environment is instrumental to the realization of human rights. States are obliged to ensure, at the very least, that environmental degradation does not seriously impair the right to life, the right to the highest attainable standard of health and an adequate standard of living, in particular the right to adequate food and clean water.

The duty of each state to protect other states from injurious acts by private individuals within its jurisdiction was recently affirmed by the International Court of Justice.[109] In two opinions the Court stated: "*[T]he existence of the general obligation of States to ensure that activities within their jurisdiction and control respect the environment of other States or of areas beyond national control is now part of the corpus of international law relating to the environment.*"[110]


© Maude Dorr

Women and children drink from a truck supplying safe water for the demonstrators protesting against the contamination of their water supply, 20 July 2004. More than 1,000 people took part in the protest.

Additionally, environmental pollution has been linked to the right to freedom of information (to allow those living near premises with the potential to cause environmental pollution to make informed decisions),[111] the right to participate in decision-making which may affect the realization of rights,[112] and the right to privacy.[113]

The Aarhus Convention on Access to Information, Public Participation and Access to Justice in Environmental Matters builds on these principles.[114] It reflects the rule in international law that private individuals injured by environmental harm originating in another state have the right to obtain redress from the originator of the harm in the state of origin. The USA recognizes these principles.[115]

The duty to take precautions to avoid environmental pollution (known as the precautionary principle) has been held by the Supreme Court of India to be a rule of customary international law.[116] In other words, it is binding on states even if they have not ratified a particular treaty. The precautionary principle is reiterated

in the 1990 Bergen Ministerial Declaration on Sustainable Development: *"Environmental measures must anticipate, prevent and attack the causes of environmental degradation. Where there are threats of serious and irreversible damage, lack of scientific certainty should not be used as a reason for postponing measures to prevent environmental degradation."*[117]

Indian law and standards

International commitments, including human rights obligations, must pass into domestic law before they can be applied and enforced by the courts in India.

Article 21 of the Indian Constitution guarantees to everyone the right to life. The Supreme Court of India has read this as protecting the right to health and a safe environment: "environmental, ecological, air, water, pollution etc should be regarded as amounting to a violation of Article 21."[118]

Much legislation has been enacted setting standards of environmental protection in an effort to protect this right.[119] These rules mandate regulation of environmental pollution, and allow for both companies and government agencies that are lax in adhering to domestic standards to be held liable for legal proceedings and punishment.[120]

Over the years the Supreme Court has stressed that the right to life in Article 21 includes the right to good health;[121] an obligation to prevent damage to the environment;[122] the right to a clean and safe environment;[123] and the right to clean air and water.[124]

Indian courts have, on occasion, held companies to account for harm to health and the environment. Courts have ordered polluting businesses to move and to pay exemplary fines to serve as a deterrent to other enterprises.[125] In 1987, in *M.C. Mehta v Union of India*, a case involving the leak of oleum gas from a chemical plant, the Supreme Court of India held that:

> *"[any] enterprise which is engaged in a hazardous or inherently dangerous industry which poses a potential threat to the health and safety of persons working in the factory and residing in the surrounding areas, owes an absolute and non-derogable duty to the community to ensure that no harm results to anyone on account of [its activities]."*[126]

The Court also held that such an enterprise is absolutely liable to compensate all those affected by the accident and further, that such liability is subject to no exceptions and that compensation must be correlated to the magnitude and capacity of the enterprise.

The Indian Supreme Court has established three key principles in connection with the right to a safe environment:

- the precautionary principle (the duty to take precautions to avoid environmental pollution);
- the "polluter pays" principle;[127]
- the principle of restitution (the polluter must restore the environment to its prior state, and repair the harm done to victims).[128]

Responsibilities of companies

Numerous international environmental agreements establish obligations for private, non-state actors not to cause serious harm to the environment that endangers human life or health, particularly in the context of toxic wastes.[129]

More than 20 years ago, the International Law Commission determined that gravely endangering the human environment breaches principles that "have become particularly essential rules of general international law."[130]

The Rotterdam Convention on the Prior Informed Consent Procedure for Certain Hazardous Chemicals and Pesticides in International Trade relies on private actors to ensure that information on chemical and pesticide hazards is made available to the public. Article 4 of the Convention on Biological Diversity establishes that each state is responsible for taking action to control the processes and activities of its nationals, even when the effects occur outside the limits of national jurisdiction (Article 4(b)). In effect, this transposes international environmental obligations into national law binding on private actors.

The Stockholm and Rio Declarations also suggest that international law places responsibility for environmental protection on non-state as well as state actors.[131]

The most general expression of the imposition of civil liability on originators of environmental harm has been developed in the Council of Europe. With few exceptions, every private operator of a dangerous activity, which includes the production, handling, storage, use or discharge of one or more dangerous substances, is liable for, among other things, loss of life or personal injury resulting from its activities. The preamble to the Convention makes clear that strict liability in this context is based upon the "polluter pays" principle (see above). The preamble also recognizes the need to "facilitate the burden of proof for persons requesting compensation" for damage caused by dangerous activities.[132]

It is now a recurrent theme in environmental law that liability for environmental harm is channelled towards the private originator or polluter, sometimes on the basis

of fault and in other cases on the basis of strict liability.[133] Operators of hazardous facilities are held liable, in some cases by treaties imposing strict liability.[134]

As stated earlier, the Universal Declaration of Human Rights calls on every individual and every organ of society, which includes companies and business enterprises, to protect and promote human rights. International human rights law places the primary obligation for realizing human rights on states. However, there is recognition that responsibilities extend to "every organ of society", including corporations.

There is also an increasing trend towards placing human rights obligations on corporations themselves. The Committee on Economic, Social and Cultural Rights, for example, has said that states need to "ensure that the private business sector and civil society are aware of, and consider the importance of, the right to water in pursuing their activities."

The imposition of the duties on individuals and businesses is also reflected in the action of UN human rights bodies. In 1995 the Commission on Human Rights adopted a resolution to appoint a Special Rapporteur on the adverse effects of the illicit movement and dumping of toxic and dangerous products and wastes on the enjoyment of human rights.[135] The Special Rapporteur is mandated, among other things, to produce an annual list of the countries and transnational corporations engaged in illicit dumping, as well as a list of people killed or maimed or otherwise injured because of such dumping.[136]

Likewise there are moves to develop standards of corporate accountability for human rights.[137] Amnesty International believes that within their spheres of activity and influence, companies have responsibilities in connection with the interests, health and safety, and human rights of employees and their dependants, of business partners, associates and subcontractors and of the communities in which they operate.

UN Norms

Many human rights organizations have addressed concerns to businesses for a number of years. Recognizing that economic globalization has expanded the reach of corporate power, advocates have struggled to ensure that companies, no less than other significant actors, are brought within the framework of international human rights rules. Using the human rights framework as a benchmark to measure the impact of companies' activities helps to provide a common and universal standard.

This has resulted in calls for more detailed, comprehensive instruments. The UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights (UN Norms) took shape in this context.

The UN Norms and their Commentary[138] were approved by the Sub-Commission on the Protection and Promotion of Human Rights[139] after a process of consultation with businesses, unions and non-governmental organizations. The UN Norms and their Commentary set out, in a single, succinct document, a comprehensive list of the human rights norms relevant to the activities of companies. The UN Norms are also a useful benchmark by which to judge national legislation to determine whether governments are living up to their obligations to protect rights by ensuring that appropriate regulatory frameworks are in place.

According to Article 14 of the UN Norms, transnational corporations and other business enterprises are responsible for the environmental and human health impact of their activities.

The Commentary to Article 14 states:

"(a) Transnational corporations and other business enterprises shall respect the right to a clean and healthy environment...

(b) Transnational corporations and other business enterprises shall be responsible for the environmental and human health impact of all of their activities...

(c) ... "on a periodic basis (preferably annually or biannually), transnational corporations and other business enterprises shall assess the impact of their activities on the environment and human health including impacts from... the generation, storage, transport and disposal of hazardous and toxic substances. Transnational corporations and other business enterprises shall ensure that the burden of negative environmental consequences shall not fall on vulnerable racial, ethnic and socio-economic groups.

...

(e) Transnational corporations and other business enterprises shall respect the prevention principle... and the precautionary principle...

(f) Upon the expiration of the useful life of their products... transnational corporations and other business enterprises shall ensure effective means of collecting or arranging for the collection of the remains...

(g) Transnational corporations and other business enterprises shall take appropriate measures in their activities to reduce the risk of accidents and damage to the environment by adopting best management practices and technologies... and reporting of anticipated or actual releases of hazardous and toxic substances."

Other provisions of the UN Norms also address situations like that of the Bhopal disaster. Article 18, for example, calls on transnational corporations and

other business enterprises to make reparations for damage done through their failure to meet the standards spelled out in the Norms:

"Transnational corporations and other business enterprises shall provide prompt, effective and adequate reparation to those persons, entities and communities that have been adversely affected by failures to comply with these Norms through, inter alia, reparations, restitution, compensation and rehabilitation for any damage done or property taken. In connection with determining damages, in regard to criminal sanctions, and in all other respects, these Norms shall be applied by national courts and/or international tribunals, pursuant to national and international law."

Article 17 calls on states to have in place the necessary legal and administrative framework to give effect to the Norms:

"States should establish and reinforce the necessary legal and administrative framework for ensuring that the Norms and other relevant national and international laws are implemented by transnational corporations and other business enterprises."

The UN Norms did not exist at the time of the Bhopal disaster, and one cannot expect the UCC, UCIL, the government of India or the state government of Madhya Pradesh to have been guided by them. However, the Bhopal disaster and its aftermath demonstrate the serious effect that the activities of transnational corporations and the governments responsible for regulating them can have on the respect, protection and fulfilment of human rights. What happened in Bhopal can leave no doubt about the importance of the UN Norms and the need for governments and transnational corporations to acknowledge the responsibilities of business enterprises with regard to human rights.

CHAPTER 3: Accountability of Union Carbide

Amnesty International holds companies to account for their actions that affect human rights. In the case of the Bhopal plant, there is a pattern of serious failures by UCC in the years before the accident occurred. UCC decided to bulk store MIC in Bhopal but did not equip the plant with the safety mechanisms to deal with accidents. UCC was aware that some of the technology it transferred was not proven,[140] and entailed operational and safety risks. UCC did not export the same standards of safety in design or operations to Bhopal as it had in place in the USA. In particular, UCC failed to set up any comprehensive emergency plan or system in Bhopal to warn local communities about leaks, even though it had such a plan in place in the USA. As early as 1982, UCC was aware that there were major safety concerns regarding the Bhopal plant. Months before the accident, UCC was warned of the possibility of a reaction similar to the one that caused the eventual leak in Bhopal.

In its response to the tragedy, UCC withheld information, tried to discredit the victims and attempted to shift responsibility between its various arms. When UCC was taken over by Dow, both companies tried to avoid responsibility.

Why did the gas leak?

The immediate precipitating factor for the disastrous leak was the entry of a substantial amount of water and other impurities into Tank 610 that stored several

The Union Carbide plant in Bhopal

In 1984, the Union Carbide Corporation (UCC), a wholly owned subsidiary of Dow Chemicals since 2001, was one of the world's largest chemical multinationals.[141] Based in Danbury, Connecticut, USA, UCC owned or operated through its divisions, subsidiaries and affiliates hundreds of plants around the world. These manufactured and processed chemicals, petrochemicals and allied products to produce complex chemicals, pesticides, insecticides and other consumer products.[142]

In India, UCC operated through Union Carbide India Limited (UCIL). UCC owned 50.9% of the equity of UCIL and as such exercised majority control over its voting shares, thereby giving UCC extensive management and operational control over UCIL. In the context of India's fast-rising consumption of pesticides owing to the Green Revolution in India,[143] UCC first proposed the establishment in 1966 of a facility to produce the pesticide Sevin[144] in India, and subsequently selected Bhopal as the best site. The government of India and the state government of Madhya Pradesh granted permission to UCC/UCIL to establish the plant, which was designed and constructed under close supervision by UCC engineers and personnel.

Initially UCC/UCIL imported MIC and alpha naphthol into India, two essential ingredients for the manufacture of Sevin.[145] UCC/UCIL was granted a licence to manufacture MIC at Bhopal in 1976. Between 1976 and 1980 UCC conceived, designed and supervised construction of the MIC unit and trained UCIL employees in India and the USA to work on all aspects of the MIC plant. The MIC plant in Bhopal went into operation in 1980.

thousand pounds of MIC,[146] according to the UCC investigation team and the India-based Council for Scientific and Industrial Research (CSIR) investigation, among others.[147]

However, there has been more than one explanation of how the water and other impurities entered the MIC storage tank. One theory, argued by workers at the plant, is that it occurred during routine water washing of pipes on the evening of 2 December during the second shift of production on which there was no longer a maintenance supervisor due to staff cuts.[148] As several bleeder lines were clogged, water began to back up in the system and pushed through a leaking valve into the relief valve vent header (RVVH). It then fell into a jumper line which ran between the RVVH and the process vent header (PVH) which had been installed in May 1984 with the authorization of UCC engineers.[149] One valve remained to protect Tank 610, the nitrogen outflow valve, but this was known to be leaking as engineers had been unable to pressurize the tank on 26 November.[150]

UCC did not identify any specific cause for entry of water into the tank in its 1985 investigation report[151] and did not mention the jumper line. Sometime after

the leak, UCC started to give credence to the theory that it was due to sabotage by a disgruntled employee, and commissioned a report by the international consulting group Arthur D. Little, written by Dr Ashok Kalelkar and published in May 1988.[152]

The sabotage theory has been challenged by many, including workers from the factory and testimony by UCC managers themselves.[153] An independent chemical engineer commented: "*Even if Dr Kalelkar believes in his sabotage theory (I don't), he ought not to let it be used to divert attention from the underlying failings of design and management that created the conditions for a disaster.*"[154] The sabotage theory did, however, manage to complicate and further delay civil proceedings in the Indian courts.[155] UCC has refused to name the employee and has not produced any specific evidence in court regarding sabotage.

The decision to bulk store MIC

The MIC that leaked on the night of 2/3 December 1984 was manufactured sometime in late October that year and would not have been used up until around mid-December.[156] This was because the Bhopal plant produced and stored substantially more MIC than it could immediately process. As the 1985 CSIR report noted:

> *"The Sevin unit could process MIC to the order of three to four tonnes per day. The inventory of MIC in the storage tank was of the order of 90 tonnes, equivalent to nearly 30 days production... It was entirely unnecessary to provide facilities for storage of such large amounts of MIC in tanks. The quantities stored were quite disproportionate to the capacity of further conversion of MIC downstream unit. This permitted the MIC to be stored for months together without appreciation of potential hazards."*

During the factory design stage UCIL had preferred to store MIC in small individual containers, for reasons of both economy and safety. However, UCC disagreed and bulk storage tanks for MIC were installed in the Bhopal plant, similar to the UCC's plant in Institute, West Virginia, USA.[157] The crucial difference was that the UCC plant in Institute worked around the clock, processing large quantities of MIC for production of pesticides or for sale as a chemical. In Bhopal, the MIC processing capacity was so low that it resulted in large quantities of MIC being stored for weeks.

In testimony before the US Congress shortly after the accident, Ronald Wishart, a Union Carbide Vice-President, said, "*With respect to our safety standards, we meet the higher of the two, whether it be Union Carbide or the local*

standard."[158] If this was the case, then the UCC plants in Bhopal and West Virginia should have had the same safety standards. It appears, however, that there were a number of critical differences in levels of design and operations for the Bhopal and Institute plants (see table).

Safety measures in UCC plants in the USA and India[159]

Institute, West Virginia, USA	Bhopal, Madhya Pradesh, India
Capacity High production of MIC matched with high processing capacity. MIC not stored for long periods of time.	High production capacity of MIC but low processing capacity. MIC stored in large quantities for long periods of time.
Emergency scrubbers MIC storage tank equipped with emergency scrubbers (to neutralize any escaping MIC) designed to operate under emergency conditions.	No emergency caustic scrubber to neutralize any MIC leak.
Computerized monitoring Computerized monitoring of instruments (gauges, alarms, etc) and processes to support visual observation.	No computerized monitoring of instruments and processes. Relied solely on manual observation.
Cooling system MIC field storage tanks used a cooling system based on chloroform (inert and non-reactive with MIC).	MIC tanks used a cooling system based on brine (highly reactive with MIC).
Refrigeration unit Refrigeration unit to control temperature in the tanks was never turned off.	Refrigeration unit had been turned off since June 1984.
Nitrogen pressure MIC was always maintained under nitrogen pressure.	MIC tanks had not been under nitrogen pressure since October 1984.

Institute, West Virginia, USA	Bhopal, Madhya Pradesh, India
Emergency plan An elaborate four-stage emergency plan to deal with toxic releases, fires, etc, including a general public alert linked to community police, river and rail traffic and local radio stations. Various emergency broadcast systems in place to alert and disseminate appropriate information to the public.	No system to inform public authorities or the people living adjacent to the plant. No emergency plan shared with communities living adjacent to the plant; no system to disseminate information regarding emergency to the public with the exception of a loud siren.
Maintenance programme A maintenance programme to determine and evaluate replacement frequency for valves and instrumentation and alarm systems. Weekly review of safety valves and reviews and maintenance recorded extensively.	No evidence of an effective instrument maintenance programme. Safety valve testing programme largely ineffective and no proper records maintained of reviews of instruments, valves and alarm systems, etc.
Lab analysis A lab analysis of MIC was conducted to test quality and check for contamination prior to storage, processing or distribution.	No lab analysis of quality was undertaken. MIC stored for long periods without testing for contamination.
Training Extensive employee training programme to ensure high level of training and information among all employees of normal and emergency procedures.	Operators put in charge without sufficient training.
Protective equipment Extensive provision of appropriate personal protective equipment to employees including protective clothing, air respirators, etc.	Personal protective gear and breathing air equipment not easily accessible, inadequate and of poor quality.

Ignoring the warnings

There is overwhelming evidence to suggest that UCC management was aware of safety problems at the Bhopal plant for some time before December 1984. In May 1982, after several accidents that year including gas leaks and burn injuries, an Operational Safety Survey of the Bhopal plant was carried out by a team of UCC technicians from the USA.[160] The survey noted numerous lapses in safety regulations and highlighted at least 10 hazards which it classified as "major", including:

- potential for release of toxic materials in the phosgene/MIC unit and storage areas, either due to equipment failure, operating problems, or maintenance problems;
- deficiencies in safety valve and instrument maintenance programmes;
- problems created by high personnel turnover at the plant, particularly in operations.

There is evidence to show that subsequently things got worse rather than better:

- In March 1983, a local attorney, Shahnawaz Khan, wrote a letter to the general manager of the Bhopal plant threatening legal action for storing hazardous substances that posed a serious risk to the population and releasing toxic waste that contaminated water and soil and damaged the health of communities.[161]
- In June 1984, a Bhopal-based journalist, Raj Kumar Keswani, wrote an article in *Jansatta*, one of India's leading Hindi newspapers, entitled "Bhopal: On the brink of a disaster", highlighting the dangers posed by the Bhopal plant.[162]
- In August 1984, the General Secretary of the Union Carbide Karamchari Sangh (Workers' Union), a union of the Bhopal plant workers, wrote to the Works Manager of the Bhopal plant raising concerns about air and noise pollution and workers' exposure to hazardous substances.[163] The letter notes that, "We have complained so many times against the rising pollution of air and noise in different departments of our factory but we are disappointed that... it is increasing day by day in an uncontrolled manner."

In September 1984, an Operational Safety/Health Survey of the MIC II Unit at UCC's Institute plant, warned: "There is a concern that a runaway reaction could occur in one of the MIC Unit Storage tanks and that response to such a situation would not be timely or effective enough to prevent catastrophic failure of the tank."[164] The report identified the relatively long storage period of MIC, coupled with the possibility of its contamination from: a) the coolant (brine); and/or

b) water from a leak; and/or c) impurities/catalytic material feeding back from the flare system that would hasten the runaway reaction.[165] These were some of the factors that the CSIR investigation identified as possible causes of the runaway reaction and the subsequent catastrophic tank failure at the Bhopal plant.[166] Amnesty International is not aware of any evidence to show that this report was shared with UCIL or of any appropriate preventive measures taken at the Bhopal plant.

Cutting costs, increasing risks

Between the beginning of 1983 and the time of the disaster, a series of cost-cutting measures was implemented. Damaged or malfunctioning equipment was patched up rather than repaired, or replaced by sub-standard material. As a former Safety Officer recalled: "*We started using bits and pieces of equipment which were better thrown away – for instance caskets and bits and pieces of pipelines. We welded them together and used them.*"[167]

These measures further eroded the quality and quantity of plant personnel, some of whom have said they were already severely affected by poor job security, lack of a promotion policy and a poor wage policy.[168] By 1983 the MIC unit only had six operators compared to 13 in 1980, while the number of maintenance personnel was reduced to just two.[169] It became established practice in the plant to move workers from their regular positions to wherever there was a shortage. The quality and length of training suffered. Despite the warnings of the 1982 Operational Safety Survey (see above), operators and other personnel were moved between units and asked to take charge despite being insufficiently trained. The high turnover of personnel meant that trainees were left to handle a substantial part of the operations.[170]

Corporate issues

Relationship between UCC and UCIL

UCC has consistently claimed it cannot be held accountable for the leak at Bhopal since it exercised no control over UCIL, which operated the Bhopal plant.[171]

Even though UCC has denied any liability in US and Indian courts on the grounds that UCIL was totally autonomous and not under its control, no court has made a final ruling on UCC's liability. In dismissing the case from the US courts on the grounds that UCC submit itself to Indian courts, the US Southern District Court of New York stated that it expressly declined to make findings as


Science helps build a new India
Oxen working the fields . . . the eternal river Ganges . . . jeweled elephants on parade. Today these symbols of ancient India exist side by side with a new sight – modern industry. India has developed bold new plans to build its economy and bring the promise of a bright future to its more than 400,000,000 people. But India needs the technical knowledge of the western world. For example, working with Indian engineers and technicians, Union Carbide recently made available its vast scientific resources to help build a major chemicals and plastics plant near Bombay. Throughout the free world, Union Carbide has been actively engaged in building plants for the manufacture of chemicals, plastics, carbons, gases, and metals. The people of Union Carbide welcome the opportunity to use their knowledge and skills in partnership with the citizens of so many great countries.
A HAND IN THINGS TO COME
UNION CARBIDE
Process Systems and Services
© UCC

A 1962 advertisement announcing the arrival of Union Carbide in India.

to actual liability at this stage of the litigation."[172]

Ruling that UCC was liable to pay interim relief, the Madhya Pradesh High Court found that "it was the defendant-UCC which had real control over the enterprise which was engaged in carrying on the particular hazardous and inherently dangerous industry at the Bhopal plant and as such it was absolutely liable (without any exceptions) to pay damages/compensation to the multitude of gas victims."[173]

Ownership control

Although UCC has attempted to absolve itself of any responsibility for the running of UCIL, this is at odds with the UCC's Corporate Charter which states: "The UCC management system will be designed to provide centralized integrated corporate strategic planning, direction and control; and decentralized business strategic planning and operating implementation."[174]

UCC's *Corporate Policy Manual* spells this out even more explicitly: "Except for certain special situations, it is the General Policy of the Corporation to secure and maintain effective management control of an affiliate. Normally this is accomplished through ownership of 100% of affiliate equity where this is consistent with the laws, policies, and customs of the host country..."[175]

On 2 December 1973 a UCIL proposal to set up a MIC-based chemicals project accompanied by a capital budget and a finance plan was submitted to the Management Committee of UCC for approval by Union Carbide Eastern, Inc (UCE), a wholly

owned subsidiary of UCC.[176] The Finance Plan, referring to negotiations with the government of India on the extent of foreign equity, clearly reveals that UCC never intended to reduce its equity holding to anything less than what would give it a controlling stake in UCIL:

> *"This proposal is subject to the success of these negotiations. We fully expect to be successful in these negotiations. If we are forced to go below 53.5% ownership, a new proposal will be submitted to the Management Committee. Our specific objective is not to accept any conditions which would reduce our equity below 51%."*[177]

Control over board

UCIL reported to UCE, a wholly owned subsidiary of UCC based in Hong Kong but incorporated in Delaware, USA. UCE in turn reported to UCC, Danbury, Connecticut, USA. Other UCIL divisions reported to product line management of UCC; the Bhopal plant reported through Union Carbide Agricultural Products Company (UCAPC), a wholly owned subsidiary based in the USA.[178]

The chairperson of UCE, who was also a Corporate Vice-President of UCC, and three officials of UCE were on the Board of UCIL, reinforcing the assertions that UCIL's management decisions were heavily influenced, if not controlled, by UCC.

Design, technical and operational control

The memorandum to the UCC Management Committee requesting approval of the capital budget proposal and the finance plan for setting up the MIC-based plant at Bhopal notes:

> *"To the extent feasible UCC will provide the necessary technology and process design and will review any technology developed outside UCC. In addition to responsibilities for these activities, UCC has also agreed to start up support and training outlined in this proposal.*
>
> *"This project has the support of the UCC Worldwide Agricultural Policy Committee and of the U.S. Agricultural Chemicals Division, and is endorsed by U.C. Eastern. It has been reviewed by the Law, Finance and Environmental Affairs Departments.*
>
> *"Your consideration of this proposal is hereby requested."*[179]

The memorandum clearly indicates that from the very outset the project was to rely on UCC for technical and design support, and that UCC would also review any technology developed outside by UCIL.

The MIC unit in Bhopal went into start-up in early 1980. Warren Woomer, who had served as a Special Projects Manager within the Agricultural Products Division at Institute, West Virginia was appointed on a two-year contract starting in 1980 as Works Manager at Bhopal's MIC unit.[180] He stated in his deposition that he was provided with all the records of the Institute plant that could provide answers to questions regarding the MIC plant in Bhopal. If the records from Institute proved insufficient in any circumstance then he contacted his counterpart at Institute directly by telex.[181]

The extent of operational control that UCC exercised over UCIL is confirmed by other former UCIL employees. One of them stated: "*To my personal knowledge, each design modification and every significant change in operating procedure at UCIL was ratified and approved by Union Carbide officials in the United States, specifically those at Charleston, West Virginia, and Institute, West Virginia... Unlike the Sevin plant, most of the equipment and instruments of the MIC plant were imported from the United States. Senior plant personnel had been given training in the Institute plant in West Virginia.*"[182]

Another former employee said, "*Any design change made in India had to be approved by the US. Any change in material of construction of various equipments had to be approved because, you see, they had experience in dealing with MIC — we didn't. We were dependent on them for recommendations.*"[183]

A 1986 *New York Times* report based on court documents observed: "*After a 1981 accident in Bhopal that killed a worker, a telex said that improvements 'will receive close attention by the management committee in New York'.*" Another memo said: "*No design changes have been made without the concurrence of general engineering or Institute plant engineering,*" referring to Union Carbide's corporate engineers in Institute, West Virginia.[184]

In mid-1982 UCIL applied for a renewal of its foreign collaboration agreement with Union Carbide for manufacturing MIC-based pesticides. The application shows the inter-relationship between UCIL and UCAPC (a wholly owned subsidiary of UCC based in the USA) and the dependence of UCIL on UCC in key technical and operational areas.

> "*Manufacture of MIC is known to involve some extremely hazardous processes with complexity in areas of efficiency, material balance, corrosion and safety. In view of this we have to work more closely with the foreign experts towards assimilating technology inputs. [W]e need continued assistance from UCAPC...*
>
> "*As a result of experience in handling toxic chemicals over several years, UCAPC could develop effective procedures and facilities on Plant safety.*

Current knowledge and experiences in handling highly toxic materials will be continuously available to UCIL. Highly professional activities are involved in dealing with emergency situations like toxic gas release sometimes accompanied with fire endangering the safety of the community. Continuous availability of data in this area will assist UCIL in fully protecting the plant personnel and properties...

"UCAPC scientists generate massive... data on various products for their registration. For commercial manufacture of technical and formulation they generate data on toxic by-products and gases released during manufacturing process, besides antidotes and safety precautions that should be taken during manufacture by staff and workmen."[185]

The application also makes a case for collaboration citing the continuing support from UCAPC with regard to corrosion studies, equipment reliability studies and in providing assistance to UCIL on operating difficulties. This application was accepted by the government of India and the foreign collaboration agreement was in effect at the time of the tragedy in December 1984.

Disinvestment in the Bhopal plant

The Bhopal plant was never profitable. In 1981, UCAPC set up a "Bhopal Task Force" to explore ways of making it viable.[186] By the time of the disaster, UCC was exploring possibilities of putting the plant on the open market. A plan submitted in February 1984 by the Chairman of UCE to UCC to sell or lease the Bhopal facility proposed that UCIL could retain the MIC unit to produce MIC for export, but dispose of or lease the rest of the plant.[187] Finally, UCIL was ordered to produce a feasibility study for selling the plant outright, which was completed just three days before the disaster.[188] As part of this study, UCIL engineer Umesh Nanda sent a telex in November 1984 warning management that the dismantling and shipment of the MIC unit would be a problem "because of the high corrosion at several points" requiring repairs at considerable expense.[189]

Post-disaster response

UCC's response to the disaster was at first to downplay the toxic nature of MIC by claiming it was harmless. It then withheld vital information about its toxicology as well as the identity of reaction products that were released. Subsequently, UCC sought to stonewall the legal process by raising complex legal issues, claiming that UCC was not a transnational company, and denying the dangerous nature of MIC. UCC refused to pay interim relief to victims, whom it tried to discredit. It also

refused to appear in court in the criminal case and eventually, through its merger with Dow Chemicals, sought to wipe out all traces of accountability.

Investigation of the leak

UCC's initial response to the disaster may suggest its sense of responsibility for the accident. After the leak, UCC sent a team of engineering and scientific specialists to India to assist in safe disposal of the remaining MIC and investigate the probable cause of the disaster. The team spent 24 days in December 1984 in India and at least two more months in the USA collecting and processing a wide range of information covering the operational, physical and chemical dimensions of the leak.[190] The report of the team was released on 20 March 1985 in Danbury, USA, the corporate headquarters of UCC.

Withholding information

While thousands were dying in Bhopal as a result of exposure to gases, UCC/UCIL officials denied that MIC was toxic. Jackson Browning, then UCC's Director of Health and Safety and Environmental Affairs, said that what leaked was "nothing more than a potent tear gas."[191] However UCC's own literature, dating to well before the Bhopal leak, reveals that UCC knew that MIC was potentially deadly. The UCC Material Safety Sheet on MIC clearly notes that exposure "may cause fatal pulmonary edema" [swelling of the lungs due to accumulated fluid].[192] UCC's *Reactive and Hazardous Chemicals Manual* states: "Because of the high ratings for breathing and contact with the eyes, methyl isocyanate is assigned the maximum health rating of 4 in the UCC hazard signal system."

In March 1985, UCC's own investigation concluded that "approximately 54,000 pounds [24,500kg] of unreacted MIC left Tank 610 together with approximately 26,000 pounds [11,800kg] of reaction products."[193] Yet to this day, UCC has not named any of the chemicals and reaction products that leaked along with the MIC.

Five years after the leak a leading chemical industry journal noted, "Union Carbide toxicologists may have the best information on MIC toxicity around, but they are treating it like a trade secret."[194] By withholding details of the reaction products, UCC denied, and continues to deny, those affected by the leak information critical for effective treatment and research.

This behaviour is in stark contrast to UCC's response to a gas leak at its plant in Institute, West Virginia, USA in August 1985. Following the leak, UCC made public a detailed list of reaction products by name and quantities released, in amounts ranging from 650 pounds (295kg) to as small as seven pounds (3.2kg).[195]


Living.
DOW
Poisoned daily.
Everywhere.
ICJB
© Maude Dorr

A banner of the International Campaign for Justice in Bhopal, one of the many organizations working worldwide for justice for victims of the disaster. The organization demands that Dow be held accountable for cleaning up the contamination.

Discrediting the victims

Despite UCC's claims to bear a "moral responsibility" for the victims of Bhopal, and stated offers of assistance, the company disparaged the survivors before courts in the USA and India.

Urging that the case be thrown out of the USA, UCC argued before the US District Court that, "*Indeed, the practical impossibility for American courts and juries, imbued with US cultural values, living standards and expectations, to determine living standards for people living in the slums or 'hutments' surrounding the UCIL, Bhopal, India, by itself confirms that the Indian forum is overwhelmingly the most appropriate. Such abject poverty and the vastly different values, standards and expectations which accompany it are commonplace in India and the third world. They are incomprehensible to Americans living in the United States.*"[196]

In India, UCC lawyers argued before the Bhopal judge that "*the plaintiffs are illiterate and do not understand the contents of the affidavits on which they have placed their thumbprints. Therefore... the complainants must be thrown out.*"[197]

UCC's legal team spent much of its time in court deliberately increasing the complexity of the case[198] and drawing attention away from the plight of the victims. The team opened with arguments in July 1985 that US courts were an inappropriate forum to try the case and that Indian courts represented both an adequate and appropriate forum. In support of its argument UCC counsel submitted that: "*Not only is the Indian legal system based on sound and established principles of Anglo-Saxon Law but the courts in India have evolved and developed the Indian jurisprudence to levels on a par with if not beyond any other democracy in the world.*"[199] Indeed, UCC presented lengthy arguments to demonstrate the competency, creativity and capacity of Indian courts.[200]

Although the US District Court upheld the motion on condition that UCC submit to the jurisdiction of the Indian courts, UCC appealed against the condition. In a complete about-turn, the company then claimed in the Appeals Court that: "*Indian courts, while providing an adequate forum, do not observe due process standards that would be required as a matter of course in this country.*"[201]

UCC: a domestic US enterprise

UCC repeatedly claimed in the courts that it was purely a US-based corporation. It stated that it "denies that it has 'operations' in India as alleged, or elsewhere outside the United States of America as alleged."[202]

In stark contrast, UCC's annual report of 1984 stated that "Union Carbide Corporation's business worldwide is conducted principally through the divisions, subsidiaries and affiliates listed below."[203] One of those listed was UCIL, which was also included in UCC's consolidated balance sheet for the same year. UCC's Chief Executive Officer Warren Anderson told a Congressional Subcommittee Hearing on 14 December 1984 that Union Carbide had 100,000 employees around the world.[204] Jackson Browning, then a senior UCC executive, claimed: "*In 1984, Union Carbide reported sales of $9.5 billion, reflecting its position as one of the largest industrial companies in the United States and the world. International operations represented nearly 30% of total sales that year. India was one of three dozen countries where the company had affiliates and business interests.*"[205]

'MIC is not ultra-hazardous'

The information provided by UCC to an Indian court contradicts information provided by the company's Director of Health, Safety and Environmental Affairs. In its statement submitted to the Bhopal District Court, UCC admitted that "*under certain conditions* (emphasis added), MIC is toxic, flammable and

hazardous," but, it went on to say, "the defendant denies that MIC is 'ultra-hazardous'."[206]

On 14 December 1984 Jackson Browning, then Director of Health, Safety and Environmental Affairs for UCC, told a Congressional Hearing: "MIC is an extremely hazardous chemical. It is reactive, toxic, volatile and flammable."[207] UCC's Material Safety Data Sheet on MIC and its *Hazardous and Reactive Chemicals Manual* also reiterate the extremely toxic, volatile and reactive nature of MIC, but go further, stating that MIC exposure may cause major residual injuries, *despite prompt treatment*. Thus, while the medical profession was struggling to understand the extent of MIC's toxicity, UCC was presenting arguments to the court intended to draw a difference between "hazardous", "extremely hazardous" and "ultra-hazardous".

Obstructing victims' right to justice and interim relief

In April 1987, the Bhopal District Court made proposals to both UCC and the Indian government concerning payment of interim relief to victims of the tragedy. On 17 December the court directed UCC to deposit Rs.350 crores (1 crore = 10 million) – around US$220 million – for payment of "substantial interim compensation and welfare measures for the gas victims".[208] The Court made it clear that the interim relief order was in no way prejudging the question of the liability of UCC, or of the governments of either India or Madhya Pradesh.

UCC appealed to the High Court, characterizing the District Court's order on interim relief as being "'arbitrary, harsh, burdensome', 'wholly perverse', and 'displaying a complete prejudgement'." Lawyers for UCC argued that the order had no basis in law, was punitive in nature, and that the judge had been coerced into making it by public pressure.[209]

On 4 April 1988 the High Court of Madhya Pradesh restated the law permitting the court to award a "reasonable sum in interim compensation", reducing the amount to be deposited by UCC from Rs.350 crores to Rs.250 crores.[210] UCC immediately protested against this decision.

In a long and detailed petition before the Indian Supreme Court, UCC challenged the orders of the High Court, claiming that the decision was made in effect "without evidence or basis or precedent".[211] The UCC petition in the Supreme Court raised many questions regarding Indian judicial process and power,[212] increasing the complexity of the case to a level that ruled out any possibility of a quick judicial resolution.

By this time four years had passed since the disaster and the victims and their families had received virtually nothing. Then, in February 1989, the Supreme Court

suddenly announced that full and final settlement had been agreed between UCC and the government of India. The victims had not been consulted and the issue of liability had not been settled.

Since 1991, UCC has refused to appear before the Bhopal District Court where criminal charges are still pending against it. This is in violation of the order of the US District Court, which stated that the case should be tried in India on the condition that UCC submits itself to the jurisdiction of the courts there. While no court in India or the USA has set aside the case against UCC, none has been able to bring the company before it.


भोपाल गैस

UCC's merger with Dow

In February 2001 UCC became a wholly owned subsidiary of The Dow Chemical Company (Dow), the largest chemical multinational in the world.[213] Even though UCC continued to be a separate legal entity, its corporate identity and all of its business is fully integrated with that of Dow.

UCC's website, now a part of Dow's, notes: "Since Union Carbide's acquisition by TDCC [The Dow Chemical Company], Union Carbide sells most of the products it manufactures to TDCC..."[214] UCC's *Annual Report 2003* notes: "The Corporation's business activities comprise components of Dow's global businesses rather than stand-alone operations..."[215]

The extent of Dow's control over UCC is crucial in the context of the pending criminal charges against UCC in the Bhopal District Court and any possible civil liabilities that may arise in future.

Misrepresentation in the merger agreement

In December 1991 the Chief Judicial Magistrate in Bhopal issued a proclamation ordering Warren Anderson, then Chief Executive Officer of UCC, and Union Carbide Eastern (UCE) to appear in court in February 1992 to face charges of culpable homicide not amounting to murder in connection with the gas leak.


© Maude Dörr

Protesters outside the Dow headquarters in Mumbai, during a demonstration in December 2002 to mark the anniversary of the disaster, demand the clean-up of Bhopal. The large banner at the front reads, *"Hit Dow with a broom: Bhopal gas-affected women workers"*.

Despite these orders, none of them appeared in the court, and they were declared "proclaimed absconders". The criminal prosecutions against UCC, UCE and Warren Anderson are still open and pending. All three accused parties remain identified as "absconders" by the Bhopal District Court and the Supreme Court of India.

The merger agreement between Dow and UCC denies outright UCC's criminal liability in the Bhopal case. In fact, it denies that any pending criminal prosecution exists against UCC. Article V of the Merger Agreement[216] states: "there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the actual knowledge

of its executive officers, threatened against it or any of its Subsidiaries... except for those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on it."

Dow responsibility

A senior US-based attorney representing the victims of the gas disaster suggests that in terms of US law, all of UCC's civil and criminal liabilities were acquired by Dow with its purchase of the former.[217] The legal representatives of the victims in the US Court also pointed out to Amnesty International that in the 1987 case *Alamo Bank v United States*, the US Supreme Court held that a state bank that is the survivor of a merger between a national bank and a state bank is responsible for pre-merger criminal violations that were committed by the national bank prior to the merger.[218] Citing several other cases the US Supreme Court also maintained that "the deterrent purposes of corporate criminal liability could be substantially weakened if a corporation could extinguish liability for its criminal conduct through a change in corporate form."[219]

In fact, the Merger Agreement between UCC and Dow also recognizes a transfer of liability inasmuch as the latter accepted approximately US$2 billion of outstanding UCC debt.[220] Furthermore, Dow has paid for asbestos exposure claims against Union Carbide dating back to 1972 in Texas and West Virginia, USA.[221]

Continuing obligations to address effects of pollution

Immediate steps are needed to check for further contamination of water and soil as a result of the continuing presence of toxins discharged by the Bhopal plant and to protect the right to health and a safe and clean environment of those in affected communities.

The possibility of holding UCC to account for cleaning up pollution has arisen again in the US courts. On 17 March 2004 a US Appeals Court ruled that the request for "remediation" to restore the environmental quality of the site, brought by plaintiffs from Bhopal against UCC, could not be barred by limitations of time.[222] The Appeals Court declared that the District Court should be free to revisit its dismissal of the claim for plant-site remediation in the event that the governments of India or Madhya Pradesh sought such relief. Subsequently, the governments of India and Madhya Pradesh have urged the District Court to order UCC to pay for plant-site remediation and pollution damage.[223] UCC/Dow, upon independent assessment of damage, still have the potential to be held accountable by a court of law for contamination, and may be asked to pay for the clean-up and damages.

CHAPTER 4: Role of the Indian government

In all countries, the state has the primary responsibility for ensuring the fulfilment of human rights. This includes taking reasonable steps to ensure that environmental degradation does not endanger the life or health of the population, and where this does occur, to ensure swift and adequate reparations.

The Indian government and the state government of Madhya Pradesh were aware that the Bhopal plant involved hazardous substances and processes. For instance, the 1982 application for renewal of foreign collaboration between UCIL and UCC clearly notes: "Manufacture of MIC is known to involve some extremely hazardous processes with complexity in areas of efficiency, material balance, corrosion and safety."[224]

Amnesty International is not aware of any information that indicates that either the central or the state government took or asked UCIL/UCC to take any specific steps to assess the risk to local communities or the environment, or to review or augment safety mechanisms.

After the plant began operating, densely populated settlements grew up all around it. As early as 1975 the municipal planning administrator of Bhopal issued a notice on the plant asking for it to be relocated. However, instead it was the administrator who was transferred from his position. In 1984, just a few months before the fatal leak, the state government conferred legal titles to a large number of houses that had come up close to the perimeter of the plant.[225]

The Director of the Industrial Safety and Health Department in the state government of Madhya Pradesh had the primary responsibility for ensuring that the Bhopal plant took adequate steps to ensure occupational safety and to guard against possible risks from hazardous substances or processes. The Department's safety inspectors were responsible for inspecting the plant. Before 1984 the Department had recorded at least six accidents at the plant. Inspections following each of the accidents recorded recommendations or instructions, but the Department did not follow up the implementation of its recommendations.[226]

Following the death of a worker due to an accident involving phosgene gas in December 1982, the government of Madhya Pradesh commissioned an investigation. The report of this investigation, which "raised some sharp concerns about the fundamental safety of the plant," was delivered in March 1984, but there is no evidence that it provoked any substantial response from the government.[227]

At the time of the accident the Factories Act of 1948 that governed health and safety regulations did not have any specific provisions to regulate or deal with hazardous technology and processes, nor was there any kind of legislation on environment protection. As well as an inadequate legislative framework and lack of institutional preparedness, the government appears also to have lacked the political will to discipline Union Carbide.[228]

The settlement

Steps to realize the right to a remedy for individuals who are victims of human rights violations should include, according to guidelines currently being considered by the UN Commission on Human Rights, access to justice, reparation for harm suffered (including restitution, compensation, rehabilitation, satisfaction and guarantees of non-repetition), and access to factual information concerning the violations.[229]

Despite outstanding claims by victims, on 14 February 1989, while UCC was appealing against a High Court ruling that it should pay Rs.250 crores (approximately US$157 million at the prevailing rate) as interim relief, the Supreme Court announced a court-endorsed settlement between UCC and the government of India. This settlement was negotiated without the participation of the victims, despite the fact that an application on behalf of the victims had explicitly asked the Court to involve victims in any negotiations around a settlement.[230]

The Supreme Court order specified that all civil proceedings related to the Bhopal gas disaster should be transferred to the Supreme Court and "shall stand concluded in terms of the settlement, and all criminal proceedings related to and arising out of the disaster shall stand quashed wherever they may be pending".[231]


© Maude Dorr

Residents of Bhopal celebrate the announcement that the Supreme Court had ordered remaining compensation money for victims of the gas disaster to be paid out. 19 July 2004.

The next day the Supreme Court issued an order which specified that UCC and UCIL were to pay US$470 million in compensation "to the Union of India *as claimant and for the benefit of all victims* of the Bhopal Gas Disaster under the Bhopal Gas Leak Disaster (Registration and Processing of Claims) Scheme, 1985, *and not as fines, penalties or punitive damages*" (emphasis added).[232]

The settlement bestowed sweeping civil and criminal immunity on UCC and UCIL, eliminating their legal liability.

Following the settlement both the Supreme Court and the government faced widespread public criticism. In May 1989, the Supreme Court explained that it had decided that the "judicial and humane" duty to provide immediate relief to victims took precedence over settling complex questions of law and liability that "even four years after litigation... are yet being debated."[233]

As well as excluding the victims from the process, the settlement capped UCC's liability at US$470 million before the claims had been categorized and the full extent of damages estimated.

Three months after the gas leak, the Bhopal Gas Leak Disaster (Processing of Claims) Act, 1985 (Claims Act) was enacted in parliament. The legislation gave the government the "exclusive right" to represent and act on behalf of victims in any litigation in India or elsewhere. The Act also set up an elaborate bureaucratic system to file, process and categorize claims.

The Claims Act deprived victims of their right to pursue individual court claims against UCC for damages or personal injury due to the gas leak. Survivors challenged the Claims Act in the Supreme Court on the grounds that it was unconstitutional and that the government of India could also potentially be held responsible for the leak.[234]

"*The entire system was based on treating victims like culprits who are lying*", said an activist who has been working with victims in Bhopal almost since the leak happened. Hameeda Bi recalled angrily, "*In the court you were treated with no respect. When the claim was approved we had to provide imprints of both our palms and then had to give our fingerprints. The judges, officers and others treated us badly, even* dacoits *[bandits] are treated with more respect in courts than us gas victims.*"

Victims, civil society groups and others protested against the settlement and challenged it in a review petition. In its ruling on the petition, the Supreme Court upheld the settlement but reinstated criminal charges against UCC/UCIL.[235] The Supreme Court also ruled that if the settlement proved insufficient to meet the costs of personal injuries and compensation, the government of India would make up the shortfall.

The Claims Act, which forced the victims to accept the government as their advocate, as well as the Supreme Court-endorsed settlement of 1989, show how executive action to overcome judicial complexity has had the consequence of securing corporate impunity rather than corporate accountability. The complexities of the legal system led to a denial of the right of the victims to access justice.

Compensation: 'treating the victims like culprits'

The government claimed that it reached a settlement in the interests of the victims because "a case of this kind could not have reached a conclusion in less than 15 to 20 years from now." It argued that the settlement was adequate, and that the negotiations had been successful because the amount was higher than the US$350 million or so that UCC was initially willing to pay.[236]

However, the US$470 million settlement was far less than most estimates of the damage at the time. In its amended case before the Bhopal District Court in January 1988, the government maintained that the claims connected to the leak would exceed US$3 billion.[237] A year later, it settled for less than one sixth of that amount. An intervention filed on behalf of the victims before the Supreme Court claimed that Rs.1,000 crores (around US$628 million) were needed as interim relief alone.[238] The entire settlement only amounted to Rs.750 crores (around US$470 million) at the time.

The estimates of independent experts were also far higher than US$470 million. Professor Alfred de Grazia, author of the online book *A Cloud Over Bhopal*, estimated in 1985 that the economic losses alone would total up to US$1.3 billion. His estimate is based largely on loss of earnings due to death, disablement and injury, loss of business and property and legal costs. It excludes the costs of rehabilitation and medical treatment. The 1986 estimates of Arun Subramaniam and Ward Morehouse, authors of the book *The Bhopal Tragedy*, are more comprehensive, and cover costs relating to economic losses, medical research and treatment, vocational rehabilitation and legal costs. Their estimate totalled a little over US$4 billion.[239]

The Supreme Court stated in May 1989 that the settlement was based on an estimate of 3,000 dead, 30,000 permanent or total disabilities, 20,000 temporary or partial disabilities, 2,000 serious injuries, and 50,000 minor injuries. In addition, the Court also considered 50,000 cases of loss of belongings and 50,000 cases of loss of livestock etc.[240] These estimates, involving a total of 205,000 victims, were based on the figures that the High Court had used to direct UCC to pay interim compensation.

At best, these figures were only estimates. At the time of the settlement, more than 600,000 compensation claims had been filed but fewer than 29,000 had actually been processed and the deaths or nature and extent of injury confirmed.[241] By the time the Supreme Court pronounced its final judgment on the settlement in 1991, the official death toll had already risen from the estimate of 3,000 to 3,828.

In an order dated 3 March 1989, the Supreme Court ordered the distribution of free food grains to 582,692 gas-affected victims.[242] However, in the settlement calculation, the Court used an estimate of 105,000 dead, injured or disabled and 100,000 cases of loss of personal belongings or livestock etc.[243]

The 2003 annual report of the Madhya Pradesh Gas Relief and Rehabilitation Department reveals that by October 2003, compensation had been awarded in 15,248 cases of death and at least 554,895 cases of injury or disability – more than five times the numbers of dead, injured and disabled used by the Supreme Court to calculate the settlement.[244]

Compensation: a case for putting the victims first

Victims of the Bhopal gas leak attempted and failed to access justice through the tort system in both the USA and India.[245] In his decision to send the Bhopal case to the Indian courts, US Judge Keenan noted that he was *"firmly convinced that the Indian legal system is in a far better position... to determine the cause of the tragic event and thereby fix liability"* and, because of access to greater information than the US courts, to fix the appropriate amount of compensation.[246] Yet litigation in India did not determine the cause of the accident and did not fix liability.

Cases such as these hold many obstacles for plaintiffs. Apart from being generally slow and expensive, in cases involving toxic pollution the evidentiary burden of establishing liability often defeats the plaintiffs.[247] While tort cases are reasonably effective in assessing personal injury and property damage, they are less well suited to assessing, evaluating and quantifying damages to environmental goods and processes.[248] For cases with an international dimension, additional questions arise about the appropriate forum for the case and the applicable law. Even if cases are accepted by a court of a country other than where the harm occurred, compensation awards can be small if the court decides it is proper to use the more limited law of the state in which the harm occurred.[249] Applying tort law to transnational corporations raises particular problems, given their complex organizational and legal structures that may be spread over divisions, subsidiaries and affiliates across countries.[250]

Based on the experience of the victims of Bhopal, activists working with survivors' organizations made a case for a system of compensation that does not place on victims of human rights violations the onerous burden of proving fault and establishing causation through a painful legal process. It was more than seven years before victims started receiving compensation, only the first step towards full reparations. For most victims it was too little too late.

Over the years there have been some attempts to move away from fault-centred models of compensation and these include public compensation models such as no-fault compensation schemes.[251] These schemes seek to compensate victims for injuries and provide timely rehabilitation assistance through a process that is largely administrative and does not involve complex litigation. Such models of public compensation separate the issue of victim compensation from the question of liability and deterrence, ensuring payment of compensation quickly without removing the deterrent effects of liability from the legal system.[252]

The survivors faced numerous problems relating to the amount of compensation. The sums paid were inadequate, no interest was paid on delayed payments, and compensation remained unpaid. Problems in the process included: denial of the individual's right to claim damages; corruption; victims forced to choose between settling or facing litigation; denial of appropriate appeal mechanisms; denial of legal aid; and long delays and huge bureaucracy.[253]

The compensation mechanism

The May 1989 order of the Supreme Court setting out the settlement stated: "No individual claimant shall be entitled to claim particular quantum of compensation even if his case is found to fall within any of the broad categories."[254] This meant that victims were denied their individual right to prove the extent of individual damages suffered and claim appropriate compensation.

Claims were adjudicated in claims courts by Claims Commissioners, Additional Claims Commissioners and the Welfare Commissioner (a sitting judge of the Madhya Pradesh High Court).[255]

Claimants had to pass through several stages in order to secure compensation: registration; identification (requiring proofs of identity, residence and medical records to prove gas effects); notification of their hearing; categorization; adjudication and, for an unfortunate few, the appeals process.

Survivors say that the process involved innumerable trips to hospitals, government offices, lawyers, banks and the court. They said they had to stand for hours in long lines and endure apathy, indifference, suspicion and corruption at the hands of employees, brokers, middlemen and lawyers. For poor and illiterate people, the process was fraught and frustrating, and at the end they gained very little.

A 1995 assessment reveals that the maximum average compensation was awarded not in the two severely affected wards (Nos. 13 and 20) but in Ward No. 21, categorized as mildly affected.[256] In 1995 the average compensation received for personal injury was Rs.26,531, just above the stipulated minimum of Rs.25,000 (around US$545 at current rates). Average awards were far smaller than originally envisioned. This indicates the arbitrary nature of the awards. The difference between the highest and the lowest average compensation paid for injury was Rs.8,483, although the 1992 guidelines issued to the Welfare Commissioner stated that the compensation for injuries should be in the range Rs.25,000 to Rs.400,000 (around US$8,700). In at least five wards the average compensation was equal to the minimum, while in six wards it was actually less than the minimum. In cases

where the victim had died, the average compensation given by 1995 was Rs.73,638 (around US$1,605), far less than the minimum Rs.100,000 stipulated by the Supreme Court. An October 2002 survey in one severely affected ward revealed that 91% of the 1,481 claimants had received only the minimum compensation.[257]

Fast-track justice?

In 1995 special fast-track courts called *Lok Adalats* were set up to expedite the processing of thousands of claims in the claims courts. The lack of due process in these courts was described by a committee appointed by the Supreme Court:

> "*In the* Lok Adalats, *a particular amount was specified and the claimants were coerced to accept this amount and accord their consent to the medical categorisation... In the office of the* Lok Adalats, *no legal assistance was available to the claimants*".[258]

Lawyers and counsel were barred from representing victims in *Lok Adalats.* Victims were completely unaware of the process, and directions on minimum compensation were not followed. Claimants had to go to the Supreme Court to secure the right to appeal against the decisions of the *Lok Adalats*.[259]

Delays

Claimants faced significant delays at every stage of the process, even after adjudication. "*The cheque was awarded at least two months after the judgment. And the money was available only a further 40 days after the award*", said Shanti Devi, herself a victim and now an activist.

Delays were aggravated by the fact that claimants were not paid any interest for the delay on the amounts payable to them. Interim relief of Rs.200 per month was ordered by the Supreme Court in March 1990 because adjudication of claims had not started. This was deducted from the eventual compensation that victims secured.

Problems with medical categorization

The Process of Injury Evaluation (PIE) categorized the degree of disability or injury according to scores given to symptoms, signs, treatment received and investigation results. Evidence suggests that claims of medical injury were not accurately scored.

The PIE relied mostly on three investigations: X-rays, the Pulmonary Function Test (PFT) and the Exercise Tolerance Test (ETT). However, these

were not widely administered: a 1989 study showed that while at least 60% of the victims required PFT and ETT, the claims directorate had ordered only 15% and 2% respectively to take these tests. The state government declared that "it was not practicable to subject every claimant to these time-consuming investigations in mass operations like this."[260]

The medical records and the PIE did not assess how victims' exposure and subsequent illness affected their ability to carry out their normal level of activities and their work. The ability of a claimant to produce medical records for the post-exposure period was critical. "A large number of victims were being categorized as 'no injury' even though they are ill and can produce proof of residence in the exposed area, all because they cannot produce medical documents for the post-exposure period."[261]

Batul Bi, nearly 70, is a resident of Ahata Sikander Kali. Her husband, Taj Mohammad, fell ill after the gas leak and was treated at two private clinics in Bhopal and one in Delhi. He died in September 1989. Batul Bi filed a claim for the death of her husband.

After five years her claim was upheld on 19 June 1995 by a Claim Court of the Deputy Welfare Commissioner. She was granted the minimum compensation of Rs.100,000. However, the Upper Claim Court of the Welfare Commissioner decided, without saying why, to review the case. On 30 August 1996, more than a year later, the Welfare Commissioner set aside the previous decision.

The Commissioner's order, about a page long, acknowledged that Taj Mohammad suffered from chronic bronchitis and that his urine thiocyanate test was abnormal. It noted that Taj Mohammad died a day after he was admitted to hospital due to pus formation in his right shoulder, which the Commissioner stated "had nothing to do with exposure to toxic gas", without giving any reason for this explanation. The Commissioner noted that there were no records of the private treatment Taj Mohammad received in Delhi or Bhopal, and concluded, "For the above mentioned reasons Taj Mohammad's death bears no relationship to the toxic gas exposure".

The order downgraded the claim from death to personal injury, ruling that Taj Mohammad should be compensated for his chronic bronchitis, and awarded Rs.35,000. Batul Bi's lawyer-broker then forced her to pay him Rs.32,000 for his efforts. That left her with Rs.3,000. *"I spent more than that on my travel, preparing papers and other things. I was left with nothing, except the money that I spent"*, recalled Batul Bi, almost in tears.

Batul Bi filed her own claim for personal injury in early 1988. She has a copy of her registration reference, a copy of the Tata Institute survey that proves she was a resident that night in an affected area, and she is sick. To date, some 16 years later, she has not even received a notification of the hearing of her claim; despite innumerable trips to various offices. The only reply she has received is that her file cannot be found.

As a result of the paucity of quality medical research on the consequences of the Bhopal gas leak and lack of comprehensive information about the toxicity of MIC, neither those claiming to have been affected nor those adjudicating their claims have had any rigorous basis to understand the link between the exposure to gas and the origin of health-related disabilities. This has given rise to a widespread sense of grievance that compensation has been arbitrarily decided.

Failure to register claims

A study by the Bhopal Group for Information and Action of three gas-affected localities concluded that the claims of 42.4% of the residents had not been registered. In one severely affected locality, nearly one sixth of the claims were not registered. The single largest omission comprised at least 15,000 gas-affected victims who were under 18 at the time of registration of claims. Not until August 1992 did the Supreme Court order that minors had a legal entitlement to be registered. Children born to gas-affected parents have continued to be excluded, despite the Supreme Court recognizing the entitlement of "later born children who might manifest congenital or pre-natal MIC afflictions".[262]

Failure to pay the compensation available

Of the Rs.750 crores (around US$470 million at the prevailing rate) settlement, UCC contributed US$420 million, which was held in a US dollar account, and UCIL contributed Rs.68.99 crores (around US$44 million), held in a rupee account.[263] The money was available in 1989 but the claims courts began adjudicating cases only in 1992 and the process is still not complete.

Over the years, owing to the appreciation of the US dollar vis-à-vis the Indian rupee and the interest earned on undistributed funds, the sums held have grown considerably.[264] As of mid-2004, a total of Rs.1,503 crores (US$327.5 million) was held by the Reserve Bank of India and Rs.1,535.58 crores (US$334.6 million) had been disbursed by claims courts.[265]

After approaches by victims' groups, on 19 July 2004 the Supreme Court ordered the disbursal of the remaining funds, giving each of approximately 570,000 victims the same amount they had earlier received as compensation.[266]

Corruption

The claims system saw hundreds of thousands of poor and illiterate survivors facing a complex bureaucratic system. Survivors complain that the system required excessive paper work and complicated procedures and that this opened the way for

intermediaries, brokers and opportunistic lawyers. Nanni Bai, a widow, paid Rs.60,000 to a lawyer and broker to procure compensation of Rs.100,000 for her husband's death. Ahmadi Bai, 65, paid Rs.500 to a doctor to testify that her illness was because of her exposure. A number of survivors say that even the person who delivered the notification of the date of the claim hearing had to be bribed.

Kiran Jain, a 40-year-old widow, said: "*Having all your papers is not enough. You have to pay a bribe for everything even to get a Pension Book or a Below Poverty Line card. If you pay, you get what you want; if you don't, then just suffer.*"[267]


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Kiran Jain

Rehabilitation of victims

In the days after the disaster, the state government of Madhya Pradesh organized a relief effort that involved virtually every arm of government including the army. It housed people in camps, distributed food, provided medical treatment, gave out ex-gratia payments for the dead and injured, and undertook other tasks such as processing the remaining MIC, and disposing of thousands of dead animals.[268]

The government of Madhya Pradesh had a seven-year action plan (1984-85 to 1990-91). In this period it spent Rs.164.3 crores (about US$35.8 million) on the medical, social and economic rehabilitation of the affected population.[269] A subsequent five-year rehabilitation action plan, costing Rs.258 crores (about US$56.2 million), covered the period 1990-95. This was later extended to July 1999. Central government provided 75% of the costs, with the rest coming from the state government.[270]

Madhya Pradesh state government says it spent around Rs.24 crores annually on relief and rehabilitation. This includes Rs.19 crores on medical rehabilitation, Rs.1 crore each on "economic rehabilitation" (restitution), "environmental rehabilitation" and miscellaneous expenditure and Rs.2 crores on judicial and administrative expenditure.[271]

Medical rehabilitation

The government's medical rehabilitation programme consisted of offering free care to the gas-exposed population in existing government hospitals, building new ones, and conducting research on the effects of gas exposure on the population.

Currently, there are seven government hospitals in Bhopal,[272] all of which are supposed to offer free care to gas victims. Testimonies from patients show that the standard of care at the hospitals is variable.

Sitara Bi said that she used to get treatment from Jawaharlal Nehru Hospital, but that "*it would bring tears to my eyes the way we were treated there. We were told to go from one line to another to another.*"

Patients also complain that treatment is ineffective. Hasina Bi said: "*I don't go to government hospitals because their medicines are of no effect.*"

A report by the International Medical Commission on Bhopal (IMCB) in 1994 found that care was largely symptomatic, suggesting that treatment protocols for chronic patients had yet to be developed and implemented.[273] The IMCB found indiscriminate use of corticosteroids and antibiotics. A 1990 evaluation of drug use at two government hospitals by the Bhopal People's Health and Documentation Clinic revealed that 26.8% of prescriptions were inappropriate, and 13.2% of drugs prescribed were banned in other countries because of adverse effects. The results of the 1990 study were reported in the 1998 report by the Sambhavna Trust Clinic.[274]

Many patients complain that medical treatment costs far too much. Even at government hospitals, there are numerous bills to pay for medicines, blood tests and other procedures. A common complaint is that medicines are never available in the government hospitals where they are supposed to be free. Many people have found the treatment at government hospitals so poor that they have paid for private treatment. According to the Fact Finding Mission on Bhopal, nearly 61% of compensation money was used for medical expenses, although medical care for those exposed to the gas was supposed to be free.[275]

Research headed by the Indian Council for Medical Research (ICMR) involved 20 research projects including long-term epidemiological studies, studies on patterns of lung disease, mental health studies, and studies on pulmonary, psychiatric and other effects in children.[276] In 1994, a decade after the gas leak, the government discontinued all research on Bhopal by the ICMR without explanation.

Few results from these studies were published by the ICMR until 2004, when a technical report based on the long-term epidemiological studies was released. In the absence of any other long-term studies on the effects of gas exposure in Bhopal, the release of remaining ICMR information is crucial.

Special Industrial Area and industrial training

As part of the rehabilitation action plan, 152 work-sheds were built in a Special Industrial Area to generate employment in small- and medium-scale industries. Construction of the sheds was completed in 1991. Of the 152 sheds, 55 were allotted to private entrepreneurs, 52 were occupied by the Rapid Action Force (a special division of the police) and the remainder lie vacant. Of the 55 sheds allotted to entrepreneurs, industries were begun in only 20 sheds. From a total expenditure of Rs.8.19 crores (US$1.78 million), only 243 gas-affected people have found employment.[277]

Another key component of the economic rehabilitation programme was a seven-year (1990-91 to 1998-99) programme of industrial training for affected workers. Only 4,080 trainees received training under this programme, just 583 per year.[278]

Parvati Bai's house in Bhopal's Gas Affected Widow's Colony contains nothing but a fan hanging from the roof, a steel bed and some old dented pots and pans. Her husband, Mohan Yadav, died a few months after the gas leak. They had no children and earned a living as construction workers. She was so poor that she had to sell the house to pay her medical bills and survive. She now lives in a house that belongs to someone else. Most of her compensation money went to intermediaries and lawyers, and to repay debts.



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Parvati Bai

Parvati Bai is now around 70 years old, ill and far too weak to work. Her only source of income is the Rs.150 she receives each month as a pension. *"That is not enough even to buy myself some food"*, she said.

She lives off the kindness of others. *"I am too old and sick to work so often I just go around and ask for food. Some day I will die and the Municipal Corporation will just take my body away. That will be the end,"* she said. She is not even recognized as being Below Poverty Line (BPL), which would entitle her to an extra subsidy on food grains.

Vocational training for women

Beginning in 1985, the state government set up 50 training/production centres in different localities for women gas victims to train them in trades such as sewing, hosiery embroidery and stationery manufacture.

Women trainees were offered a stipend of Rs.150 per month. Within four years, all but two of the centres had been closed. The two are known as "the stationery centre" and about 90 women work there. The "stitching centres", where 2,300 gas-affected women were employed, were closed down by the government in 1992.[279]

Shamshad Bi, 42, from Jai Prakash Nagar, earned Rs.320 (US$7) a month at a "stitching centre". She said: "*My husband is sick and is incapable of doing his carpentry regularly and the compensation money is already spent on treatment and other domestic expenses. Where do I go? And how does the government expect us to survive?*"

Social rehabilitation

The colony of 2,486 houses that the state government built for the gas victims, especially for widows, is a picture of neglect with poor access roads, open drains and gutters, overflowing sewers and piles of garbage and rubbish. There is no access to clean drinking water: some public tanks in the colony carry warnings against drinking the water. Many residents complain that they have not been granted authorized electricity connections with proper meters.

The Madhya Pradesh government admitted in August 2004 that the colony "is in bad shape and developmental (drainage and sanitation, pipe water facilities) and maintenance works are urgently needed... in order to improve the quality of life of victims."[280]

Orphans abandoned by the state

At least 28 children were orphaned in the immediate aftermath of the gas leak. Twenty years later many of them are still waiting for the state to fulfil its promises to them.

Phiroza was 10 years old at the time of the gas leak. After the death of her parents she had to work along with her grandmother to support herself and her younger sister, Firdaus. "*The government did little to help us in a meaningful way*", she recalls angrily.

The orphans were supposed to be under the care of the Department of Women and Child Development of the Madhya Pradesh government. "*They did undertake*


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Firdous, Ganga, Suman, Sanjay, Firoza, Shahid and Sadanand - pictured here with younger family members - were among the many children orphaned as a result of the Bhopal disaster.

some preliminary medical check-ups," said Shahid Noor, who was a young child when the disaster struck. "*But otherwise their assistance was limited to taking us to the market once every year, to buy us clothes and other essentials worth Rs.500.*" After a few years this sum was increased to Rs.1,000.

The orphans, most of them now in their twenties, say that their biggest complaint is that the state failed to ensure that they went to school to receive an education.

Ganga was one of the few children whom the government housed in Kalyani, a home for orphaned children. Despite this, the state did not ensure that she finished her schooling. "*I was never encouraged to study. It did not matter to anyone*," she said. Those who did go to school did so because they had older siblings or relatives who worked to support their schooling.

One orphan, Shahid, said: "*The government claims that they have spent hundreds of thousands of rupees to rehabilitate orphans. But we have seen only a fraction of that.*" Another orphan, Sadanand, acknowledges that orphans were

allotted houses in the relief colony but points out that even years later, "*We have no piped water or even proper electricity. The colony is filthy, without proper roads or sewage.*" Despite his ill-health, due to the exposure, he manages to make a living as a tailor.

The poverty of the orphans of Bhopal is aggravated by the amount that they still have to spend on medical treatment. Sadanand recalls, "*The government set up such a huge gas relief department and mechanism but they did not think it fit to employ us orphans. We do not want their charity. All we demand is employment that provides a decent remuneration.*"

Shahid summed up their feelings: "*First the government said 'grow up, become adults and we will provide you jobs'. Once we became adults they said 'now that you have grown up you take care of yourself'.*"

Repression of activists

In the months immediately following the disaster, media reports were received that officials and agencies of the Madhya Pradesh state government repressed activists working on behalf of survivors of the gas leak.

One of the first alleged instances of repression of protests took place on 4 January 1985, when 10 people were hospitalized after being beaten by police during a sit-in outside the residence of the Chief Minister of Madhya Pradesh because the distribution of free rations, earlier provided to Bhopal victims and others, had been halted by the government. The police arrested and held overnight some 300 more protesters, half of them women, who were also protesting against the halting of free rations. They were released without charge the following day.[281]

Social activists and dissident medical professionals set up their own clinic in order to provide forms of treatment difficult to acquire through government hospitals. On 24 June 1985, the so-called People's Health Clinic was raided by police. Forty people were arrested, six of them doctors. The clinic was forced to close apparently with the intent of sabotaging the efforts of the Bhopal Gas Peedith Mahila Purush Sangarsh Morcha (see inside back cover) which helps to organize gas survivors into pressing the government on issues of relief and rehabilitation. One newspaper reported: "Some *basti* [slum] people, including women with infants, were in gaol more than ten days after the arrests".[282] A rally of up to 5,000 people held the next day was charged by police and a further 400 people were arrested. Most were released the following day.

In September 1986, three activists were reportedly arrested and charged with violating the Official Secrets Act after recording a meeting discussing the medical

condition of survivors.[283] One of the activists, a British citizen named David Bergman, commented on the reason for his arrest: "*Any relief effort which the government cannot control is seen as a threat. It highlights their inadequacy in failing to solve the physical and mental health problems of the gas victims.*"[284] During another protest demanding more aid for gas victims on 29 September 1986, some 2,000 people were arrested, 500 of them women.[285] Sixteen years later, on 25 November 2002, 70 people were arrested and several beaten by police following an occupation of the factory site intended to draw attention to the contamination.[286] Charges of trespass were later dropped.

CHAPTER 5: Conclusion and recommendations

This report highlights how an industrial disaster can involve a complexity of violations of civil, political, economic and social rights for generation after generation. Today, 20 years after the disastrous gas leak at Bhopal, tens of thousands of people are still suffering the after-effects. Despite the determined efforts of survivors to secure justice, the large numbers affected have received inadequate compensation and medical assistance. People already living in poverty face health problems that are shortening their lives and affecting their ability to work. The site has not been cleaned up so toxic wastes continue to pollute the water which the surrounding communities rely on. The struggle of all those affected by the tragedy, in the face of enormous obstacles, not only deserves support but also offers many lessons to anyone interested in defending human rights.

Corporate failures

Union Carbide Corporation (UCC) owned 50.9% of the equity of Union Carbide India Limited (UCIL) and therefore had majority control of UCIL's voting shares. An internal memo suggests that UCC was aware that its technology entailed safety risks, increased by the fact that the chemical to be produced and bulk stored in Bhopal was an "ultra-hazardous substance".

In the aftermath of the tragedy Union Carbide withheld information that could have assisted the medical treatment of victims. It also shifted responsibility between the various arms of the corporation. In 2001, when UCC merged with Dow Chemical Company, both companies used the new ownership structure in an attempt to avoid further responsibility for the disaster.

Union Carbide has not still cleaned up the Bhopal site, and toxic wastes continue to pollute the environment and groundwater. UCC, UCIL and Dow have publicly stated that they have no further responsibility for the effects of the gas leak, and continue to refuse to appear before the court in Bhopal. However, the question of liability has yet to be decided by US courts and criminal charges against UCC and UCE are still open and pending.

Indian government failures

Despite recent positive steps, the Indian government has failed in several ways to protect the rights of the victims of the Bhopal disaster. It was obliged to ensure that UCC and UCIL complied with existing safety regulations in order to avoid gas leaks. However, government officials of Madhya Pradesh state failed to act effectively on numerous occasions when less serious but nonetheless alarming incidents had occurred. These incidents should have alerted state officials to the possibility of a disaster.

After the leak, the government decided to accept an inadequate final settlement without allowing survivors to participate in the resolution of the case. This undermined the victims' right to a remedy, which includes compensation, rehabilitation, acknowledgement of the harm they have suffered, and for those responsible to be held to account. Today, about US$330 million of the settlement deal has yet to be disbursed. The government has also failed to ensure that survivors received adequate compensation and medical assistance, or to prevent widespread corruption affecting the compensation process.

Finally, the government discontinued without explanation the medical research on the impact of the leak, and has yet to publish all the interim results.

National legislation

The most important means to ensure companies respect human rights remains effective domestic regulation. If developed and administered fairly, national laws and legal infrastructure are more likely than international measures to address local priorities and interests.[287] Such laws require well-managed and resourced government agencies to monitor implementation and to take action to punish and remedy

breaches of the law. However, even when such conditions prevail it remains difficult to hold to account corporations that are responsible for human rights abuses.

The liberalization of trade and the deregulation and privatization of state functions have coincided with an expansion in the power of large transnational corporations. According to one source, the largest 300 firms control about 25% of the world's productive assets.[288] The vast resources of many transnational corporations have enabled unscrupulous companies to abuse their power and influence. In Bhopal, the company has used its considerable means to avoid responsibility for the consequences of the failures in its business operations.

The structure of many transnational corporations is complex, with headquarters in one country, subsidiaries and operations in others, and shareholders spread across the world. As a result, even though most transnational corporations operate with the coherence of a single entity, it is sometimes difficult for a court to exercise jurisdiction over all the component parts.[289]

Governments in developing nations face a difficult choice as they are responsible for the health and safety of the population but are aware that over-regulation or strict control over corporate activity can drive away investment, frustrating economic development and job creation.[290] In the case of Bhopal, the government was unable or unwilling to effectively regulate Union Carbide to ensure that it took all appropriate measures to avoid the human tragedy that occurred.

In subsequent cases, involving local companies, the Indian government and legal system have been far more rigorous, finding that any company responsible for a hazardous enterprise has an *absolute duty* to ensure that no harm is caused to anyone on account of its activities. The Indian state has also found that such a company is liable to compensate all those affected by the accident.[291] What remains unclear is why such liability is apparently restricted to Indian companies.

Corporate responsibility for human rights

Scrutiny of the activities of global businesses led many companies to adopt codes of conduct during the 1980s and 1990s, and an emerging movement on corporate social responsibility led to numerous voluntary codes. However, voluntary codes of conduct, while a welcome signal of corporate commitment, have proved insufficient. Many codes are vague in regard to human rights commitments. As far as Amnesty International is aware, fewer than 70 companies worldwide even refer explicitly to human rights in their codes. Whether unique to the company, or adopted sector-wide, voluntary codes too often lack international legitimacy.


© Maude Dorr

Twenty years on from the gas leak a large amount of poisonous material remains on the contaminated site, affecting the health of people in the area. This sack bears the warning "Not for sale – Poison – Handle with care".

In 2001 the Organisation for Economic Co-operation and Development (OECD), a group of governments of 29 industrialized countries, issued *Guidelines for Multinational Corporations*, which are essentially agreements and guidelines for member home governments of multinational corporations. The *Guidelines* specify that enterprises should respect the human rights of those affected by their activities in a way that is consistent with the host government's international obligations and commitments.

There is concern among human rights organizations, however, that the *Guidelines* – which apply only to companies that are based in OECD or adhering countries – are weakened by the discretion allowed to companies in crucial areas such as disclosure and environmental protection. In addition, no investigative powers are specified and implementation procedures are subject to arbitrary decisions and interpretations by government officials, who lack any formal training in human rights and who are seen to be too closely allied to business interests. The fact that implementation of the *Guidelines* is monitored by government officials in

the countries where the companies are registered raises the concern that narrow national economic interests may unduly influence the way in which a company's behaviour is assessed.[292]

International Labour Organization (ILO) Conventions 174 and 176 on industrial accidents, safety and health are international treaties, subject to ratification by ILO member states. They are negotiated between governments, workers and employers and, like the OECD *Guidelines*, are intended to promote good practice rather than punish. The ILO has a specific standard related to transnational corporations, the Tripartite Declaration of Principles concerning multinational enterprises and social policy (1977), which it describes as a voluntary code.[293] As a legal instrument for obtaining corporate accountability, however, it suffers from many of the same limitations as the OECD's *Guidelines*, particularly regarding implementation.

These initiatives have been valuable in raising awareness of key issues among companies, but to date they have failed to allay the prevailing public mistrust of companies or to reduce the negative impact that some companies' activities have on human rights.

The UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights (UN Norms) were adopted by the UN Sub-Commission on the Promotion and Protection of Human Rights in 2003, after a process of consultation with businesses, trade unions and non-governmental organizations.[294] The UN Norms and their Commentary set out, in a single, succinct statement, an overview of human rights responsibilities of companies. They highlight best practice. In addition to setting a standard that business can measure itself against, the UN Norms are also a useful benchmark against which national legislation can be judged.

Global framework

There is already a clear trend to extend international obligations beyond states, including to individuals (for international crimes), armed groups, international organizations and private enterprises. Amnesty International supports this trend and believes that companies have a responsibility for the human rights impact of their operations. The Universal Declaration of Human Rights calls on "every organ of society" to respect, promote and secure human rights.

Weak international enforcement mechanisms mean that national law remains the most important means of ensuring legal accountability. However, the international human rights framework can act as a catalyst for national legal reform, and as a benchmark to judge the adequacy of national law and regulations. Corporate accountability cannot be achieved when, as US Judge Doggett stated in a case


© Maude Dorr

Bottles of chemicals have still not been removed from the site of the Union Carbide plant 20 years after the disaster.

involving Dow Chemicals, *"the United States allows its multinational corporations to adhere to a double standard when operating abroad and subsequently refuses to hold them accountable for these actions"*.[295]

In Amnesty International's view, the UN Norms and their Commentary represent a step towards the establishment of a common global framework for understanding the responsibilities of businesses with regard to human rights. What emerges most clearly from the experience in Bhopal is the need for an international human rights framework that can be applied to companies directly:

- Human rights standards distil the basic rights and freedoms that all human beings have in common, but they are not reflected consistently in national laws. A human rights framework for company conduct would provide a common starting point for the consistent expectations of the role of companies in the respect and fulfilment of human rights.
- A human rights framework could provide common and universal standards, which could assist efforts to establish compatible regulatory regimes across

national boundaries. Business activities are measured by different standards: labour, environmental, criminal, commercial, corporate laws and others. All these standards vary considerably between countries and legal systems. International human rights provide universal benchmarks that the conduct of companies can be expected to meet in their spheres of activity.

- The advocacy power of human rights is especially important in order to give vulnerable or marginalized communities a voice in cases where there is no effective remedy at the national level, as has been found in cases where some governments protect investors' interests over the rights of the population. It is vital that victims of industrial accidents do not suffer the same fate as those in Bhopal.

One of the clearest lessons of Bhopal is the importance of transparency and public participation in decisions relating to the location and operation of industries using hazardous materials. Ensuring that transnational corporations operate transparently, especially when they deal with hazardous technology or processes, is an essential step towards avoiding human tragedy and abuses of rights. Universal standards should require disclosure by companies of any use of hazardous and toxic materials, and the role that home countries play in this is critical.[296]

Recommendations

Having noted the steps taken by governments in India to assist the victims of the Bhopal tragedy:

Amnesty International calls on the governments of India and Madhya Pradesh to:

- ensure the effective and prompt decontamination and clean-up of the Bhopal site by Union Carbide Corporation (UCC)/Dow Chemical Company, or to undertake the job if UCC/Dow is either unwilling or unable to do so;
- conduct a detailed assessment of the nature and extent of damage to health and environment from improper waste disposal and contaminants from the abandoned factory site and make public the findings;
- ensure that Dow/UCC provide full reparations, restitution, compensation and rehabilitation for the continuing damage done to health and the environment by the ongoing contamination of the site;
- ensure regular supply of adequate safe water for the domestic use of the affected communities in line with the order issued by the Supreme Court;
- ensure adequate and accessible healthcare for all survivors, in particular by making sure the offer of free health care is extended without discrimination to

all those affected by the disaster, including to children born of parents affected by the gas leak;

- work with survivors' organizations to establish a mechanism for the distribution of all outstanding compensation in a way that guarantees the victims access to justice and due process, ensures transparency and guards against corruption;
- reassess the compensation received by victims, following the 1989 settlement, and make up any shortfall in line with the Supreme Court's 1991 order;
- ensure that UCC makes available all information about the reaction products released on the day of the leak and full information regarding their toxicity and impact on people and the environment, and make sure that such information is passed on to the survivors in languages they can understand;
- ensure that all studies carried out by the Indian Council of Medical Research and any other relevant research on the health impact of the gas leak are made public;
- conduct a thorough and transparent review of the rehabilitation programmes in consultation with survivors' groups;
- address the particular needs of women who face social stigma and those who were orphaned as a result of the disaster.

Amnesty International further calls on the Indian government to:

- invite relevant Special Procedures of the UN Commission on Human Rights to visit India to examine the effect of UCIL/UCC activities and the Bhopal disaster on contamination of groundwater and the environment, and consequently on the human rights of affected communities. Key procedures [mechanisms] would include the Special Rapporteur on adverse effects of the illicit movement and dumping of toxic and dangerous products and wastes on the enjoyment of human rights; the Special Rapporteur on the right of everyone to the enjoyment of the highest attainable standard of physical and mental health; the Special Rapporteur on adequate housing as a component of the right to an adequate standard of living; and the Special Rapporteur on the right to food.

Amnesty International calls on the US government to:

- do everything within its legal authority to ensure that Bhopal survivors are able to obtain redress;
- cooperate with the government of India to ensure that UCC and/or Dow Chemical appear before the Bhopal Court to face trial on the criminal charges.

Amnesty International calls on Dow Chemical Company to ensure that UCC:

- effectively and promptly decontaminates the Bhopal factory site, cleans up the groundwater and removes the stockpiles of toxic and hazardous substances left by the company when they abandoned the site;
- cooperates fully with those who are assessing the long-term health consequences of the gas leak and of the hazardous and toxic substances left on site since 1984;
- promptly makes public all information it has on all reaction products released on the day of the gas leak and full information regarding their toxicity and impact on people and the environment;
- appears before the Bhopal Court in the criminal case.

Amnesty International calls on Dow Chemical Company to:

- provide promptly full reparations, restitution, compensation and rehabilitation for the continuing damage done to people's health and the environment by the ongoing contamination of the site.

Amnesty International calls on the UN Commission on Human Rights to:

- work towards the adoption of an international, universally recognized normative framework for business, including minimum human rights standards for corporations to be incorporated into domestic law.

Amnesty International calls on the UN High Commissioner for Human Rights to:

- take a leading role in multilateral efforts to clarify the human rights responsibilities of transnational corporations and other business enterprises;
- offer the technical assistance of her office to ensure that mechanisms of reparation for survivors of the Bhopal tragedy accord with international human rights standards.

Endnotes

1 *Bhopal Methyl Isocyanate Incident Investigation Team Report*, Union Carbide Corporation, Danbury, Connecticut, March 1985, pp.11-12.

2 Chouhan, T. R., et al, *Bhopal: The Inside Story – Carbide Workers Speak Out on the World's Worst Industrial Disaster*, Other India Press, Mapusa, Goa and Apex Press, New York, 1994.

3 The Additional District Magistrate is a senior functionary, an officer of the civil services, whose position combines administrative and some judicial functions.

4 Prajapati, H.L., *The Gas Tragedy: An Eye Witness*, Mittal Publications, New Delhi, 2003, pp.25-27 and p.31. The author was the Additional District Magistrate of Bhopal at the time of the disaster.

5 *Bhopal: The Inside Story – Carbide Workers Speak Out on the World's Worst Industrial Disaster*, op cit, p.94. By this time, virtually all plant personnel had already moved to safer areas upwind of the plant.

6 Indian Council for Medical Research (ICMR), "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal," May 2004, p.12.

7 Dhara, R., "Health Effects of the Bhopal Gas Leak: A Review," *New Solutions*, Spring 1994, p.37.

8 *Bhopal, Disaster and its Aftermath*, Government of Madhya Pradesh, December 1986.

9 Sriramachari, S., "The Bhopal Gas Tragedy: An Environmental Disaster," Current Science, 2004.

10 *Bhopal Methyl Isocyanate Incident Investigation Team Report,* op cit, p.24.

11 Interview with Dominique Lapierre recorded in Lapierre, D. and Moro, J., *Five Past Midnight in Bhopal: The Epic Story of the World's Deadliest Industrial Disaster*, Simon & Schuster, 1997, p.371.

12 Pearce, Fred, "5,000 days later, Bhopal damage, Agony continues," *Seattle Post-Intelligencer*, September 1998.

13 This figure is based on mortality rates of ICMR cohorts in mildly, moderately and severely affected areas from 1985 to 1993. By the time the ICMR ended its research in 1993, the mortality figures for the affected areas had begun to plateau. Amnesty International used the lowest figure from the last three years of the study as the basis for its extrapolation up to 2003.

14 The presence of methyl carbamylation shows that MIC has entered the bloodstream. Sriramachari S., Rao S.J., Sharma V.K., Jadhav R.K., Saraf A.K., Chandra H., "GC-NPD and GC-MS analysis of preserved tissue of Bhopal gas disaster: evidence of methyl carbamylation in post-mortem blood," *Medicine, Science and the Law*, October 1991, Vol 31, No. 4, pp.289-93.

15 The MIC trimer is trimethyl isocyanurate, a cyclic molecule formed by three molecules of MIC. Chandra H., Rao G.J., Saraf A.K., Sharma V.K., Jadhav R.K., Sriramachari S., "GC-MS

Identification of MIC trimer: A constituent of tank residue in preserved autopsy blood of Bhopal gas victims," *Medicine, Science and the Law*, October 1991, Vol 31, No. 4, pp.294-8.

16 *The Bhopal Gas Tragedy 1984-?* [sic], Sambhavna Trust, Bhopal, 1998, p.11.

17 *Annual Report 2003*, Bhopal Gas Tragedy Relief and Rehabilitation Department, Government of Madhya Pradesh.

18 S. Sriramachari has noted, for example, that "Non-availability of any information about the toxicity of even the parent compound, MIC (methyl isocyanate), was a great impediment to institute detoxication measures and lay down guidelines for therapeutic intervention and management of the victims," 'The Bhopal Gas Tragedy: An Environmental Disaster', *Current Science*, Vol 86, No. 7, 10 April 2004.

19 Bucher, J., "The Toxicity of Methyl Isocyanate: Where Do We Stand?", *Environmental Health Perspectives*, Vol 72, 1987, pp.197-8.

20 Nagrik Rahat Aur Punarvas Committee, Bhopal, "Medical Survey on 'Bhopal Gas Victims' Between 104 to 109 Days After Exposure to MIC Gas (16th March to 21st March 1985)", May 1985.

21 Sathyamala C., Vohra N., Satish K., *Against All Odds: Continuing Effects of the Toxic Gases on the Health Status of the Surviving Population in Bhopal*, December 1989, p.10.

22 Cullinan P., Acquilla S., Dhara V.R., "Respiratory morbidity 10 years after the Union Carbide gas leak at Bhopal: a cross sectional survey", *British Medical Journal*, 1 February 1997, 314 (7077): pp.338-42.

23 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", ICMR, May 2004, p.15.

24 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", op cit, p.14.

25 Dhara, R., "Health Effects of the Bhopal Gas Leak: A Review," *New Solutions*, Spring 1994, p.38. "Bhopal eye syndrome" was described as involving "increased risk of eye infections, hyperresponsive phenomena (watering irritation, phlyctens), excess cataracts, and resolution of the corneal erosions in exposed persons."

26 "Health Effects of the Bhopal Gas Leak: A Review", op cit, p.38.

27 Bucher, J., "The Toxicity of Methyl Isocyanate: Where Do We Stand?", *Environmental Health Perspectives*, Vol 72, 1987. pp.197-198.

28 *Annual Report 2003*, Bhopal Gas Tragedy Relief and Rehabilitation Department, Government of Madhya Pradesh. The information was gathered over eight years.

29 *Against All Odds*, op cit, p.14.

30 Pearce, Fred, "5,000 days later, Bhopal Damage, Agony Continues", *Seattle Post-Intelligencer*, 14 September 1998.

31 "Bhopal: Morbidity Ten Years After the Gas Leak", op cit.

32 *Interim Report of the International Medical Commission on Bhopal*, International Medical Commission on Bhopal, December 1994.

33 Cullinan P., Acquilla S., Dhara V.R., "Long term morbidity in survivors of the 1984 Bhopal gas leak," *The National Medical Journal of India*, 1996, pp.8-9.

34 "Health Effects of the Bhopal Gas Leak", op cit, p.41.

35 "Industrial disaster victims still battle health effects," *Central Chronicle*, Bhopal, 3 December 2001.

36 "Health Effects of the Bhopal Gas Leak", op cit, p.40.

37 These disorders included leucorrhea (white discharge), pelvic inflammatory disease, and suppression of lactation. 114 women were examined in the severely gas affected slums of J.P. Nagar and Kazi Camp. Unpublished study: Bang, Rani, "Effect of the Bhopal Disaster on Women's Health: An Epidemic of Gynecological Diseases", 1985.

38 Shilotri N.P., Raval M.Y., Hinduja I.N., "Report of Gynecological Examination," Appendix II in "Medical Survey on 'Bhopal Gas Victims' Between 104 to 109 days After Exposure to MIC Gas". Nagrik Rahat Aur Punarvas Committee: Bhopal, 2 May 1985. Also Shilotri N.P., Raval M.Y., Hinduja I.N., "Gynaecological and obstetrical survey of Bhopal women following exposure to methyl isocyanate, *J Postgrad Med* 1986; 32:203-5.

39 "Distorted Lives, Women's Reproductive Health and Bhopal Disaster", Medico Friend Circle, October 1990. See also Sathyamala, C., "Reproductive Health Consequences of Bhopal Gas Leak, Fertility and Gynecological Disorders," *Economic and Political Weekly*, 6 January 1996, pp.43-57.

40 Term used by ICMR in "Health effects of the toxic gas leak from the Union Carbide Methyl Isocyanate plant in Bhopal", op cit, p.16.

41 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", op cit, pp.16, 40, 115.

42 Varma, D., "Epidemiological and Experimental Studies on the Effects of Methyl Isocyanate on the Course of Pregnancy," *Environmental Health Perspectives*, Vol 72, 1987, pp.153-157.

43 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", op cit, pp.16, 40, 115.

44 "Long term morbidity in survivors of the 1984 Bhopal gas leak," op cit.

45 Srinivasamurthy, R., "Mental health impact of Bhopal gas disaster," *Economic and Political Weekly*, www.epw.org.in.

46 Mehta P.S., Mehta A.S., Mehta S.J., Makhijani A.B., "Bhopal Tragedy's Health Effects", Special Communication, *Journal of the American Medical Association*, 5 December 1990, Vol 264, No. 21, pp.2781-2787.

47 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", op cit.

48 "Bhopal Tragedy's Health Effects", op cit.

49 "Socio Economic Impact of Disbursement of Interim Relief to Gas Affected Families," Academy of Administration, Government of Madhya Pradesh, Vol 1, 1991.

50 "Socio Economic Impact of Disbursement of Interim Relief to Gas Affected Families," Academy of Administration, Government of Madhya Pradesh, Vol 1, 1991.

51 "Long term morbidity in survivors of the 1984 Bhopal gas leak," op cit, p.8.

52 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", op cit.

53 "Bhopal Tragedy's Health Effects," op cit, p.2,784; Bharucha E.P., Bharucha N.E., "Neurological Manifestations Among Those Exposed to Toxic Gas at Bhopal," *Indian Journal of Medical Research*, Vol 86 (suppl), 1987 referenced in "Bhopal Tragedy's Health Effects".

54 S.F. Irani and A.A. Mahashur compared 164 children who lived between a half and two kilometres away from the factory with a group of 47 children staying 8-10 kilometres from the factory for 100 days. In Irani, S.F., Mahashur A.A., 'A survey of Bhopal children affected by methyl isocyanate gas,' *Journal of Post Graduate Medicine*, 1986; 32: 195-8.

55 For example, "Kids, youths worst sufferers of gas disaster," *Central Chronicle*, Bhopal, 28 November 2001.

56 There was no significant effect of exposure, including *in utero*, for girls. However, exposure was associated with significant decreases in most anthropometric measurements in boys. The exposure effect was most pronounced in boys exposed *in utero* and least severe in boys born before the incident.

57 Varma D., Ranjan N., Sarangi S., Padmanabhan V. T., Holleran S., Ramakrishnan R., "Methyl Isocyanate Exposure and Growth Patterns of Adolescents in Bhopal," *Journal of the American Medical Association*, Vol 290, No. 14, 8 October 2003, pp.1,856-1,857.

58 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", op cit, p.45.

59 Sathyamala C., "Reproductive Health Consequences of Bhopal Gas Leak," *Economic and Political Weekly*, 6 January 1996, pp.43-57.

60 Fact Finding Mission on Bhopal, *Economic Rehabilitation*. The survey respondents were 268 men and 188 women.

61 An ICMR study showed that the morbidity rate increased in the 36 affected wards of Bhopal from 15% to 30% between 1987 and 1990. Quoted in *Socioeconomic Impact of Disbursement of Interim Relief to Gas Affected Families in Bhopal*, Academy of Administration, Bhopal, 1991, p.2.

62 Rs. signifies Indian rupees. Except where specified, all figures expressed in US$ represent the current exchange rate of US$1=Rs.45.89.

63 "Reproductive Health Consequences of Bhopal Gas Leak", op cit, p.48.

64 Greenpeace, *The Bhopal Legacy*, Technical Note 04/99, November 1999, p.5.

65 Transmittal Memorandum from UCC Engineering attaching Draft Criteria Report for Waste Liquid Incinerator, 27 November 1973.

66 Excerpt from a UCC Internal Memorandum, 2 December 1973, UCC 04206. The memorandum from Union Carbide Eastern, signed by B.T. Burgoyne, accompanied the proposal to set up the MIC unit in Bhopal and was addressed to the Management Committee.

67 "Events having environmental impact", statement of site history prepared for Arthur D. Little, 20 July 1989, UC 04097, p.42.

68 A copy of this telex is in Amnesty International's possession.

69 A copy of this telex is in Amnesty International's possession.

70 Operational Safety Survey CO/MIC/Sevin Units, Union Carbide India Ltd Bhopal Plant, UCC, July 1982.

71 "Presence of Toxic Ingredients in Soil/Water Samples Inside Plant Premises", UCC 02268.

72 Solar Evaporation Ponds, NEERI, Nagpur 1990, p.xv.

73 The NEERI report shows that it left as many as nine peaks unidentified in a [chromatography] of soil and water samples, NEERI 1990, pp.73-4.

74 "Presence of Toxic Ingredients in Soil/Water Samples Inside Plant Premises", op cit.

75 www.bhopal.net/oldsite/contamination.html

76 Translation of this document was provided by the Sambhavna Clinic.

77 *Assessment of Contaminated Areas Due to Past Waste Disposal Practices at EIIL*, National Engineering Environmental Research Institute (NEERI), Nagpur, October 1997, UCC 01099-01100.

78 *Assessment of Contaminated Areas Due to Past Waste Disposal Practices at EIIL*, op cit.

79 Letter from Arthur D. Little to UCIL, 31 March 1997, UCC 03031-03046.

80 http://www.indusbusinessjournal.com/news/2002/06/01/Community/Bhopal.

81 Letter from V. K. Jain, Chairman, Madhya Pradesh Pollution Control Board, to Resident General Manager, Eveready Industries India Ltd stating that the company is required to discharge their responsibility to clean the site.

82 Greenpeace, "The Bhopal Legacy: Toxic Contaminants at the former Union Carbide factory site, Bhopal, India", Technical Note 04/99, pp.2-3.

83 Greenpeace, "The Bhopal Legacy", op cit, p.13.

84 *Surviving Bhopal 2002: Toxic Present, Toxic Future*, Srishti, Delhi, India, January 2002.

85 This Committee was created by the Supreme Court of India in response to a writ petition: *Research Foundation for Science v Union of India and Anr.* Writ Petition (Civil) No. 657/1995.

86 Order of the Supreme Court, 7/05/2004 in *Research Foundation for Science v Union of India and Anr.* Writ Petition (Civil) No. 657/1995.

87 *Research Foundation for Science v Union of India and Anr*, op cit.

88 Pearce, Fred, "5,000 days later, Bhopal Damage, Agony Continues," op cit.

89 World Conference on Human Rights, Vienna Declaration and Programme of Action, UN Doc. A/CONF.157/23, para 5.

90 International Covenant on Economic, Social and Cultural Rights, Article 2(1).

91 See, for example, Human Rights Committee, General Comment No. 6, The Right to Life, 30/04/82 in particular para 5.

92 Both the Human Rights Committee and the Committee on Economic, Social and Cultural Rights consider these core obligations as non-derogable. In other words, they may not be suspended or set aside in any circumstances. See Human Rights Committee, General Comment No. 29, States of Emergency (Article 4), UN Doc. CCPR/C/21/Rev.1/Add.11, and Committee on Economic, Social and Cultural Rights, General Comment No. 14, The Right to Health, UN Doc. E/C.12/2000/4, para 47. General Comments are opinions of treaty bodies (that monitor implementation of particular covenants and treaties) that interpret, elaborate and clarify international human rights law on particular questions.

93 Vienna Convention on the Law of Treaties, Article 27.

94 The Working Group was established by the Sub-Commission on the Promotion and Protection of Human Rights to study the responsibilities of transnational corporations with regard to human rights.

95 UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights, UN Doc. E/CN.4/Sub.2/2003/12/Rev.1 (2003).

96 See UN Human Rights Committee, Communication No. 67/1980, in United Nations, 2 Selected Decisions of the Human Rights Committee under the Optional Protocol 20, UN Doc. CCPR/C/OP/2 (1990).

97 Health is also addressed in other human rights treaties in addition to the ICESCR, including the International Convention on the Elimination of All Forms of Racial Discrimination (Article 5 (e)(iv)), which deals with the right of non-discriminatory access to public health services; the Convention on the Elimination of All Forms of Discrimination against Women (Articles 11.1(f) and 12), which deals with the right to protection of health in working conditions and non-discrimination in access to healthcare services; and the Convention on the Rights of the Child (Article 24). India has agreed to be bound by these treaties.

98 Paragraph 6 of the *Maastricht Guidelines on Violations of Economic, Social and Cultural Rights*, International Commission of Jurists (ICJ), *Economic, Social and Cultural Rights: A Compilation of Essential Documents*, Geneva, ICJ, 1997.

99 UN Committee on Economic, Social and Cultural Rights, General Comment No. 3, Nature of States Parties Obligations, UN Doc. E/1991/23.

100 UN Committee on Economic, Social and Cultural Rights, General Comment No. 14, Right to Health, UN Doc. E/C.12/2000/4, para 47.

101 UN Committee on Economic, Social and Cultural Rights, General Comment 3, Nature of States Parties Obligations, UN Doc. E/1991/23, para 51.

102 UN Committee on Economic, Social and Cultural Rights, General Comment 3: Nature of States Parties Obligations (Article 2, para 1), 14 December 1990, para 5.

103 UN Committee on Economic, Social and Cultural Rights, General Comment 9: The domestic application of the Covenant, UN Doc. E/C.12/1998/24, 1 December 1998, para 2.

104 UN Committee on Economic, Social and Cultural Rights, General Comment 14: The right to the highest attainable standard of health, UN Doc. E/C.12/2000/4, 11 August 2000, para 59.

105 Article 5(b) of the OECD Principles, 14 November 1974, C (74) 224.

106 UN Committee on Economic, Social and Cultural Rights, General Comment No. 15: The Right to Water, UN Doc. E/C.12/2002/11, para 8.

107 The Rio Declaration on Environment and Development is not legally binding. However, it has been signed by more than 178 nations, including the USA. Rio Declaration on Environment and Development, 13 June 1992, UN Doc. A/CONF.151/5/Rev.1 (1992), 31 I.L.M. 874 (1992).

108 *Case Concerning the Gabcíkovo-Nagymaros Project (Hungary v Slovakia)*, 1997 ICJ Rep 7 (25 September; sep op., Judge Weeramantry), 4.

109 Recognized in the Stockholm Declaration, Principle 21, and the Rio Declaration, Principle 2.

110 "Legality of the Threat or Use of Nuclear Weapons", Advisory Opinion, I.C.J. Reports 1996, pp. 241242, para. 29; *Gabcíkovo-Nagymaros Project (Hungary v Slovakia)*, Judgement of 25 September 1997, para. 54.

111 This standard has generally been interpreted narrowly: see in Europe, in the context environmental pollution, *Anna Maria Guerra and 39 others v Italy*, 1998-1 ECHR 14967/89, Judgement of 19 February 1998.

112 By the UN Human Rights Committee in *Apirana Mahuika et al v New Zealand* (CCPE/C/70/D/547/1993).

113 For example, in Europe: *Lopez-Ostra v Spain*, *Guerra and Others v Italy*: "severe environmental pollution may affect individuals' well-being and prevent them from enjoying their homes in such a way as to affect their private and family life."

114 The Convention, sponsored by the UN Economic Commission for Europe (UNECE), is open for signature by the 55 members of the UNECE and all other states having consultative status with the UNECE, in effect all UN member states.

115 See, for example, "Restatement (Third) of Foreign Relations Law", Section 602 (1987).

116 *AP Pollution Control Board v Nayudu* (1999) SOL Case No. 53 at 8; *Vellore Citizens Welfare Forum v Union of India* (1996) 5 SCC 647. Also the Supreme Court of Canada in 114957 Canada Ltée (*Spraytech, Société d'arrosage v Hudson (Town)*) [2001] 2 SCR 241.

117 This declaration is not legally binding. Bergen Ministerial Declaration on Sustainable Development in the ECE Region. UN Doc. A/CONF.151/PC/10 (1990) paragraph 7.

118 *Virendra Gaur v State of Haryana* (1995) 2 SCC 577.

119 Environmental Protection Act 1986 (accompanied by the Hazardous Wastes (Management & Handling) Rules, 1989 and Environment (Protection) Rules, 1986, Air (Prevention & Control of Pollution) Act, 1981, and the Water (Prevention & Control of Pollution) Act, 1974.

120 http://www.vakilno1.com/bareacts/envProtAct/envprotact.htm (EPA 1986).

121 *M.C. Mehta v Union of India* (1999) 6 SCC 9, para 1.

122 *Animal and Environment Legal Defence Fund v Union of India* (1997) 3 SCC 549, para 15.

123 *Shantistar Builders v Narayan Khimalal Totame*, All India Reporter (AIR) 1990 SC 630; Bhavani River-Shakti Sugars Ltd AIR 1998 SC 2578.

124 *Subhash Kumar v State of Bihar*, AIR 1991 SC 420.

125 *M.C. Mehta v Kamal Nath* (2000) 6 SCC 213 available at http://www.elaw.org/resources/text.asp?ID=1108.

126 AIR 1987 SC 1086.

127 *S. Jaganath v Union of India* (1997) 2 SCC 87.

128 Bhavani River – Shakti Sugars Ltd [1998] 6 SCC 335.

129 For example, the duties contained in the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal require that anyone managing hazardous waste prevent pollution. Art. 4, 28 I.L.M. 657 (1989).

130 International Law Commission, Report of the International Law Commission on the work of its 28th Session, Chapter III, Commentary to Article 19 of the Draft Articles on State Responsibility, Par. 33, 67, *Yearbook of the International Law Commission*, 1976, Vol II, Part Two, 109, 12021 (1976).

131 Stockholm Declaration, para 7: Defending human environment demands "acceptance of responsibility by citizens and communities and by enterprises and institutions at every level."; Rio Declaration, Principle 13: "States shall develop national law regarding liability and compensation for the victims of pollution and other environmental damage."

132 The Convention on Civil Liability for Damage Resulting from Activities Dangerous to the Environment (Lugano, 21 June 1993).

133 A recent example is a Protocol on Liability and Compensation for Damage Resulting from Transboundary Movements of Hazardous Wastes and their Disposal, agreed on 10 December 1999, UNEP/CHW.1/WG.1/10/2 of 20 September 1999.

134 For example, the OECD Convention on Third Party Liability in the Field of Nuclear Energy establishes that the operator of a nuclear installation shall be liable for damage to or loss

of life of any person upon proof of loss and without regard to fault. http://www.nea.fr/html/law/nlparis_conv.html.

135 Resolution 1995/81, UN Commission on Human Rights, 8 March 1995.

136 The mandate of the Special Rapporteur on the adverse effects of the illicit movement and dumping of toxic and dangerous products and wastes on the enjoyment of human rights has been contentious from the outset, and has not secured the support of a significant part of the membership of the Commission on Human Rights.

137 The UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights (E/CN.4/Sub.2/2002/13).

138 UN Norms on the responsibilities of transnational corporations and other business enterprises with regard to human rights, E/CN.4/Sub.2/2003/12/Rev.2 and Commentary E/CN.4/Sub.2/2003/38/Rev.2. See http://web.amnesty.org/pages/ec-unnorms_2-eng.

139 Resolution 2003/16, UN Doc. E/CN.4/Sub.2/2003/L.11 at 52 (2003).

140 A UCC internal memorandum of 2 December 1973, which accompanied the proposal to set up the MIC unit in Bhopal, stated: "The comparative risk of poor performance and of consequent need for further investment to correct it is considerably higher in the UCIL operation than it would be had proven technology been followed throughout. CO [carbon monoxide] and 1-Napthol processes have not been tried commercially and even the MIC-to-Sevin process, as developed by UCC, has had only a limited trial run. In short, it can be expected that there will be interruptions in operations and delays in reaching capacity or product quality that might have been avoided by adoption of proven technology."

141 "In 1984, Union Carbide reported sales of $9.5 billion, reflecting its position as one of the largest industrial companies in the USA and the world. International operations represented nearly 30 per cent of total sales that year." Quoted in *Union Carbide: Disaster At Bhopal* by Jackson B. Browning, ed Jack A. Gottschalk, Visible Ink Press, a division of Gale Research, Detroit, Michigan, available at: http://www.bhopal.com/infoarch.htm.

142 For more on UCC, see Mac Sheoin, undated; Prajapati, 2003; Highlander Center and PRIA, 1985; Morehouse and Subramaniam, 1996; Lapierre and Moro, www.tray.com, www.bhopal.net, www.greenpeace.org among others.

143 The Green Revolution was a massive government-led initiative to boost food grain production based on intensive mechanized agriculture using high yielding seed varieties that demanded heavy inputs of fertilizers and pesticides.

144 A pesticide capable of killing a wide range of parasites that was developed by research funded by UCC in the USA. UCC first began commercial production of Sevin in Institute, West Virginia, USA, in 1957.

145 The production of Sevin involves three stages, all of which involve toxic chemicals: a mixture of carbon monoxide (CO) and chlorine (Cl2) forms phosgene (COCl2). Phosgene is then combined with monomethylamine (CH3NH2) to form MIC. Finally, MIC is reacted with naphthol to produce Carbaryl (Sevin). See Greenpeace, "The Bhopal Legacy", op cit, p.7.

146 "MIC is highly reactive with water and the mixing of the two produced a runaway heat generating chemical reaction that resulted in the leak", *Bhopal Methyl Isocyanate Incident Investigation Team Report,* op cit. See also *Report on Scientific Studies on the Factors Related to Bhopal Toxic Gas Leakage*, Indian Council for Scientific and Industrial Research (CSIR), December 1985 (hereafter CSIR 1985 report).

147 CSIR 1985 report, op cit.

148 Shrivastava, P., *Bhopal: Anatomy of a Crisis*, second edition, Paul Chapman Publishing, London, 1992, p.39.

149 Morehouse, W. and Subramaniam, A., *The Bhopal Tragedy*, Council on International and Public Affairs, New York, 1986, pp.7-8.

150 CSIR 1985 report, op cit.

151 *Bhopal Methyl Isocyanate Incident Investigation Team Report*, op cit.

152 Kalelkar, Ashok of Arthur D. Little, "Investigation of Large-Magnitude Incidents: Bhopal as a Case Study," presented at the Institution of Chemical Engineers Conference on Preventing Major Chemical Accidents, London, England, May 1988, p.15.

153 For a detailed rebuttal, see *Bhopal: The Inside Story – Carbide Workers Speak Out on the World's Worst Industrial Disaster*, op cit, p.43.

154 John Fox, quoted in Dembo, D., Morehouse, W., Wykle, L., *Abuse of Power, Social Performance of Multinational Corporations: The case of Union Carbide*, New Horizons Press, New York, 1990, p.110.

155 Cassels, Jamie, *The Uncertain Promise of Law – Lessons from Bhopal*, University of Toronto Press, 1994, pp.163-184.

156 CSIR 1985 report, op cit.

157 Affidavit of Edward Munoz in *Re: Union Carbide Corporation Gas Plant Disaster At Bhopal, India*, December 1984. MDL Docket No. 626, Misc. No. 21-38, 85 Civ. 2696 (JFK), US District Court, Southern District Court of New York.

158 Testimony of Ronald Wishart, *Hearing before the Subcommittee on Asian and Pacific Affairs of the Committee on Foreign Affairs, House of Representatives*, 98th Congress, 2nd Session, US Government Printing Office, Washington, 12 December 1984, p.56.

159 Table based on information drawn from: a) Operational Safety Survey CO/MIC/Sevin Units, Union Carbide India Ltd Bhopal Plant, UCC, July 1982. The members of the team were all UCC personnel: J.M. Poulson, Steve Tyson and Leonard Kail; b) *Operational Safety/Health Survey-MIC II Unit, Institute Plant*, 10 September 1984; c) Testimonies of Bhopal plant workers in *Bhopal: The Inside Story – Carbide Workers Speak Out on the World's Worst Industrial Disaster*, op cit; d) Inspection Report of the Union Carbide Corporation Institute West Virginia, Occupational Safety and Health Administration (OSHA), USA, February 1985; e) Testimony of Ronald Wishart (see endnote 157); and f) *Bhopal Methyl Isocyanate Incident Investigation Team Report*, op cit.

160 Operational Safety Survey CO/MIC/Sevin Units, Union Carbide India Ltd, Bhopal Plant, UCC, July 1982. A copy of this report along with a copy of a letter addressed to UCIL by the team leader J.M. Poulson is in Amnesty International's possession.

161 Letter from Shahnawaz Khan to General Manager, UCIL, 4 April 1983. A copy of this letter is in Amnesty International's possession.

162 *Jansatta*, 16 June 1984. As early as September and October 1982, Raj Kumar Keswani had written three articles in the newspaper highlighting the dangers posed by the Bhopal plant. The articles gave numerous examples of accidents and warned of a major disaster.

163 The letter from R.K. Yadav, General Secretary, to Works Manager dated 24 August 1984, is in Amnesty International's possession.

164 Major Concern SM1 MIC Storage Tank Runaway Reaction in I UCC, Engineering and Technology Services, South Charleston, WV, *Operational Safety/Health Survey-MIC II Unit, Institute Plant*, 10 September 1984. This survey was also led by J.M. Poulson, who led the 1982 Operational Safety Survey of the Bhopal plant.

165 Poulson, J.M. et al, *Operational Safety/Health Survey, MIC II Unit, Institute Plant*, 10 September 1984. Amnesty International is in possession of a copy of this internal survey.

166 CSIR 1985 report, op cit.

167 Kamal Pareek in *The Betrayal Of Bhopal* produced by World In Action, Granada Television, UK, June 1985, producer Laurie Flynn, abridged transcript produced by the Delhi Science Forum, B1, 2 Floor, L.S.C., J-Block, Saket, New Delhi-17, India. Kamal Pareek was the Safety Officer of UCIL in Bhopal between 1981 and 1983 and was part of a team that was trained in the USA by UCC.

168 For example, see the account of P.R. Koshe, an employee of UCIL, in *Bhopal: The Inside Story: Carbide Workers Speak Out on the World's Worst Industrial Disaster*, op cit, p.92.

169 *Bhopal: The Inside Story*, op cit, p.60.

170 *Bhopal: The Inside Story*, op cit, p.60.

171 See, for example, Kelley, Drye and Warren (law firm), *Memorandum in Support of Union Carbide*, US Southern District Court of New York, In *Re: Union Carbide Gas Plant Disaster at Bhopal, India in December 1984*, MDL Docket No. 626, 85 Civ. 2696 (JFK). See also www.bhopal.com/facts.htm (UCC website).

172 Opinion and Order, Judge John F. Keenan, 12 May 1986, quoted in Baxi, Upendra, *Inconvenient Forum and Convenient Catastrophe, The Bhopal Case*, Indian Law Institute, N.M. Tripathi Pvt. Ltd, Mumbai, 1986.

173 In Order on Interim Relief, High Court of Madhya Pradesh, Jabalpur, 04-04-1988, Civil Revision No. 26 of 88, reproduced in Baxi, Upendra and Dhanda, Amita, *Valiant Victims and Lethal Litigation, The Bhopal Case*, Indian Law Institute, N.M. Tripathi, Mumbai, 1990, p.380.

174 *Memorandum of Law*, Michael V. Ciresi, Stanley M. Chesley and F. Lee Bailey, in *Re: Union Carbide Corporation Gas Plant Disaster at Bhopal, India in December 1984*. MDL Docket No. 626, 85 Civ. 2696 (JFK), US District Court, Southern District Court of New York, p.4.

175 *Corporate Policy Manual* at 1.5.4, Exhibit 3. Union Carbide produced an internal manual *Legal Control of a 50-50 Joint Venture Affiliate* which lists a number of "devices or expedients" on how to retain control of an affiliate. Another publication entitled *Master Guidelines and Check List for Matters to be Considered in Organizing and Reorganizing Equity in an Affiliate* details how to accomplish this key corporate objective.

176 Memorandum from B.T. Burgoyne, Union Carbide Eastern addressed to the Management Committee dated 2 December 1973 enclosing "Sevin Project – India, Finance Plan" and Capital Budget Proposal 73-8, dated 12 February 1973, "Union Carbide India Limited Methyl-Isocyanate Based Agricultural Chemical Project".

177 Memorandum from B.T. Burgoyne, op cit.

178 See Memorandum Of Law, Michael V. Ciresi, Stanley M. Chesley and F. Lee Bailey, In *Re: Union Carbide Corporation Gas Plant Disaster At Bhopal, India in December 1984*. MDL Docket No. 626, Misc. No. 21-38, 85 Civ. 2696 (JFK), US District Court, Southern District Court of New York (hereafter *Memorandum Of Law*, Ciresi et al).

179 Memorandum from B.T. Burgoyne, op cit.

180 Deposition of Warren Woomer, pp.80-81; 107-108; 136-146, Exhibit 25 in *Memorandum Of Law*, Ciresi et al, op cit.

181 Deposition of Warren Woomer, pp.188, 190, 194-200, Exhibit 25 in *Memorandum Of Law*, Ciresi et al, op cit. See also *Five Past Midnight in Bhopal*, op cit.

182 Affidavit of Tota Ram Chouhan, p.2, in Amended Class Action Complaint, US District Court Southern District Court of New York, Index No. 99 Civ. 11329 (JFK). Tota Ram Chouhan joined UCIL as a trainee plant operator in 1975 and in 1982 was transferred to work at the MIC plant.

183 Kamal Pareek in *The Betrayal Of Bhopal*, op cit, abridged transcript produced by the Delhi Science Forum, B1, 2 Floor, L.S.C., J-Block, Saket, New Delhi-17, India.

184 Stuart Diamond, "Discrepancies Are Seen In Bhopal Court Papers", *New York Times*, 3 January 1986, Late City Final Edition, Section D, p.1.

185 Exhibit 8 to Ghosh Affidavit, Exhibit 11 in *Memorandum Of Law*, Ciresi et al, op cit.

186 Exhibit 38 in *Memorandum Of Law*, Ciresi et al, op cit.

187 Exhibits 45 and 46 in *Memorandum Of Law*, Ciresi et al, op cit.

188 *Valiant Victims and Lethal Litigation*, op cit, pp.120-2.

189 Hazarika, Sanjoy, *Bhopal: the lessons of a tragedy*, Penguin Books India, Calcutta, p.138; and *Five Past Midnight in Bhopal*, op cit.

190 *Bhopal Methyl Isocyanate Incident Investigation Team Report*, op cit.

191 *The Bhopal Gas Tragedy 1984-?*, op cit.

192 UCC, Material Safety Data Sheet F-43458A.

193 *Bhopal Methyl Isocyanate Incident Investigation Team Report*, op cit.

194 Dagani, Ron, "Data on MIC's toxicity are Scant, Leave Much to be Learned," *Chemical and Engineering News*, 11 February 1989, p.37. At the time of the disaster, data regarding MIC toxicity was scant because of its limited industrial use.

195 *Chemical and Engineering News*, 2 September 1985, p.6 in Tara Jones, *Corporate Killing*, Free Association Books, London, 1988, p.51.

196 *Memorandum in Support of Union Carbide*, op cit, pp.12-13.

197 *Bhopal Journal: The Voiceless Victims*, American Lawyer, April 1985, p.130.

198 *Valiant Victims and Lethal Litigation*, op cit, p.xix.

199 Affidavit of J.B. Dadachanji, 14 December 1985, in support of Union Carbide motion in *Re: Union Carbide Corporation Gas Plant Disaster At Bhopal, India*; MDL Docket No. 626, 85 Civ. 2696 (JFK) US Southern District Court of New York reproduced in *Inconvenient Forum and Convenient Catastrophe, The Bhopal Case*, op cit.

200 *Memorandum of Law In Support of Union Carbide Corporation's Motion To Dismiss These Actions On The Grounds Of Forum Non Conveniens*, 31 July 1985, in *Re: Union Carbide Corporation Gas Plant Disaster At Bhopal, India In December 1984*, op cit.

201 In *Re: Union Carbide Corporation Gas Plant Disaster*, 809 F 2d 195 (2nd Cir. 1987), 204 in *The Uncertain Promise of Law*, op cit, p.146.

202 Written Statement, Counter Claim and Set-Off of Union Carbide Corporation, 10 December 1986 in Regular Civil Suit No. 1113 of 86 in Court of the District Judge: Bhopal, reproduced in

Valiant Victims and Lethal Litigation, op cit, p.62. In the same statement, UCC also denied that "one third of its total sales are derived from its operations outside of the United States."

203 *Union Carbide Annual Report*, 1984, p.40.

204 Hazardous Air Pollutants, Hearing Before the Subcommittee on Health and the Environment of the Committee on Energy and Commerce House of Representatives, Ninety-Eighth Congress, Second Session, 14 December 1984 Serial No. 98-192, US Government Printing Office, Washington, p.24. In reply to a question from Mr Florio, Warren Anderson said, "Two weeks ago Union Carbide employees around the world, and there are 100,000 of us, were extremely proud of their safety record..."

205 Browning, Jackson B., *Union Carbide: Disaster At Bhopal*, 1993, Reprinted with permission of *Crisis Response: Inside Stories on Managing Under Siege*, edited by Jack A. Gottschalk, Visible Ink Press, a division of Gale Research, Detroit, Michigan. Available at www.bhopal.com/infoarch.htm.

206 Written Statement, Counter Claim and Set-Off of Union Carbide Corporation, 10 December 1986 in Regular Civil Suit No. 1113 of 86 in Court of the District Judge: Bhopal reproduced in *Valiant Victims and Lethal Litigation*, op cit, p.67.

207 Statement of Jackson B. Browning, Hazardous Air Pollutants, Hearing Before The Subcommittee on Health and the Environment Of The Committee on Energy and Commerce House Of Representatives, Ninety-Eighth Congress, Second Session, December 14, 1984 Serial No. 98-192, US Government Printing Office, Washington, p.17.

208 Order on Interim Relief, 17-12-87, Gas Claim Case No. 1113 of 1986, Court of the District Judge Bhopal reproduced in reproduced in *Valiant Victims and Lethal Litigation*, op cit, p.289.

209 *The Uncertain Promise of Law – Lessons from Bhopal*, op cit, p.202.

210 Usha Ramanathan, *Business and Human Rights: The India Paper*, IELRC Working Paper No. 2001-2, Part I.

211 Special Leave Petition of Union Carbide, Appeal (Civil) No. 8717 of 1988, Supreme Court of India in *Union Carbide Corporation v Union of India*, reproduced in *Valiant Victims and Lethal Litigation*, op cit, p.413.

212 *Valiant Victims and Lethal Litigation*, op cit, p.xxii.

213 *Annual Report 2003*, p.47, http://www.dow.com/financial/2003ann/pdfs/161-00610.pdf accessed on 12 August 2004.

214 http://www.dow.com/ucc accessed on 12 August 2004.

215 Union Carbide Corporation, Annual Report on form 10-K for the fiscal year ending 31 December 2003. UCC's annual report filings with the Securities and Exchange Commission (SEC) can be accessed from http://www.unioncarbide.com.

216 Submitted with the Schedule 13D, as well as in other public filings before the Securities and Exchange Commission.

217 According to H. Rajan Sharma, Esq., an attorney representing Bhopal survivors and victims of environmental pollution in litigation against UCC in the federal courts of the USA since 1999, the question of US law is relevant since both UCC and Dow are companies organized under the laws of the USA, and their merger was governed by US law and subject to approval by regulatory authorities such as the Securities & Exchange Commission under US law. Some of the recently revealed documentary evidence was obtained from public documents filed in

this New York litigation. Mr. Sharma's research on international legal issues concerning Bhopal was also referred to by Amnesty International in this report.

218 On 1 April 1987, the Central National Bank (CNB) became a branch of Alamo Bank of Texas (Alamo) as per a merger agreement. A few months later Alamo was criminally indicted for violations of reporting requirements by CNB prior to the merger. Alamo moved to dismiss the indictment on the ground that it could not be held criminally responsible for CNB's pre-merger conduct. The accused raised a number of arguments on the proposition that, because it "had no knowledge of (CNB)'s transgressions," the harsh sanctions of the criminal law ought not to be applied to it. The US Supreme Court rejected this argument in its entirety.

219 *Alamo Bank of Texas v United States*, 880 F. 2d 828 (5th Cir. 1989), rehearing denied, 886 F. 2d 1314 (5th Cir 1989), Cert denied. 493 US 1071 (1990).

220 Dow Chemical Company, Annual Report on Form 10K For the Year Ended December 31, 2001, p.56, from http://ccbn.tenkwizard.com/filing.php?repo=tenk&ipage=1681535&doc=1&total accessed on 12-08-04 at 17.30.

221 This is referred to on Dow Chemical's website where it has extensively commented upon the asbestos liability which it 'inherited' from Union Carbide and other materials of public record. See http://www.dow.com/dow_news/corporate/2002/20021025a.htm accessed on 12-08-04 at 13.00.

222 361 F. 3d 696; 2004 US app. LEXIS 5003. pp. 14-15.

223 Press Information Bureau, Government of India, Press Note, Ministry of Chemicals and Fertilizers, 23 June 2004.

224 Exhibit 8 to Ghosh Affidavit, Exhibit 11, *Memorandum Of Law*, Ciresi et al, op cit.

225 *The Uncertain Promise Of Law – Lessons from Bhopal*, op cit, pp.15-16.

226 Ramaseshan, Radhika, "Government Responsibility for Bhopal Gas Tragedy", *Economic and Political Weekly*, No. 50, 15 December 1984.

227 Everest, Larry, *Behind The Poison Cloud*, Banner Press, Chicago, 1985, p.132.

228 *Behind The Poison Cloud*, op cit.

229 Final Report of the Special Rapporteur on the right to restitution, compensation and rehabilitation for victims of gross violations of human rights and fundamental freedoms, UN Doc. E/CN.4/2000/62, Annex, Principle VII.

230 Written Submissions on Behalf of Interveners, Civil Appeal Nos 3187-88 of 1988, *Union Carbide Corporation v Union of India* reproduced in *Valiant Victims and Lethal Litigation*, op cit.

231 Order 14-02-1989 in Civil Appeal Nos 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

232 Order 15-02-1989 in Civil Appeal Nos 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India, para 2c.

233 Order 05-04-1989 in Civil Appeal Nos 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

234 Writ Petition No. 164 of 1986 *Rakesh Shrouti v Union of India and Others* and Writ Petition No. 1551 of 1986 *Nasrin Bi and Others v Union of India and Others*.

235 1991 4 SCC 584, 03-10-1991.

236 Bhopal Gas Tragedy, Basis of the Supreme Court's Award, Government of India, March 1989, quoted in *Valiant Victims and Lethal Litigation*, op cit.

237 Amended Plaint of Union of India, Case No. 1113 of 1986, *Union of India v Union Carbide Corporation*, Court of the District Judge, Bhopal, reproduced in *Valiant Victims and Lethal Litigation*, op cit.

238 Written Submissions on Behalf of Interveners, Civil Appeal Nos 3187-88 of 1988, *Union Carbide Corporation v Union of India*, reproduced in *Valiant Victims and Lethal Litigation*, op cit.

239 *The Bhopal Tragedy*, op cit, pp.59-65.

240 Order 05-04-1989 in Civil Appeal Nos. 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

241 Affidavit of the Government of Madhya Pradesh, 12-07-1990, Review Petition No. 229 of 1989, Supreme Court of India.

242 Order 03-03-1989, Writ Petition (Civil) No. 843 of 1988, *Bhopal Gas Peedit Mahila Udyog Sangathan and Others v Union of India*, Supreme Court of India.

243 Order 05-04-1989 in Civil Appeal Nos. 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

244 *Annual Report 2003*, Bhopal Gas Tragedy Relief and Rehabilitation Department, Government of Madhya Pradesh.

245 A tort is: a) a civil wrong – ie it attracts a civil not criminal liability – that is committed independent of any contract and for which the appropriate remedy is an action for damages – ie compensation is recoverable. The laws of tort are based on the principle that people have a right to remedy by way of compensation for civil wrongs they may suffer through the fault of others. Usually, the compensation is recovered from those liable or responsible for the commission of the fault. In the case of Bhopal therefore, the victims who sought damages from Union Carbide had first to establish that Union Carbide owed them a duty not to harm them through its activities (duty of care), that Union Carbide was responsible for the leak and thereby breached its duty of care to them (fault) and that they suffered harm (illness, injury or death) because of Union Carbide's fault (causation). For more on tort see Salmond and Hewston, *Law of Torts*, 20th Edition, 1992, and Ratan Lal and Dhiraj Lal, *The Law of Torts*, Wadhwa and Co, Nagpur, 23rd Edition, 1997.

246 Judge Keenan's 1986 decision quoted in *Valiant Victims and Lethal Litigation*, op cit, p.ii.

247 Mary Elliott, "Unraveling Accountability: Contesting Legal and Procedural Barriers in International Toxic Tort Cases", *Georgetown International Environmental Law Review*, 15, 135, 2003.

248 "Unraveling Accountability: Contesting Legal and Procedural Barriers in International Toxic Tort Cases", op cit.

249 "Unraveling Accountability: Contesting Legal and Procedural Barriers in International Toxic Tort Cases", op cit.

250 Japan's 1973 Pollution Related Health Damage Compensation Law (PRHDCL) and New Zealand's Injury Prevention, Rehabilitation, and Compensation Act 2001 are two examples. For more on them, *see Rolling Over Administrative Barriers to Litigation: Pollution-Related Disease Recognition Standards and Environmental Litigation in Japan* at http://www.senrei.com/art1.html and http://www.acc.co.nz/about-acc/accident-compensation-scheme/ both accessed on 31 August 2004.

251 *The Uncertain Promise of Law*, op cit, pp.258-268.

252 See, for instance, "Community Redress and Multinational Enterprises" by Alice Palmer, FIELD (Foundation for International Environmental Law and Development), November 2003; and *The Uncertain Promise of Law*, op cit.

253 Interviews with Usha Ramanathan, Legal Analyst, and S. Muralidhar, Advocate Supreme Court of India.

254 Order 05-04-1989 in Civil Appeal Nos. 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

255 Ramanathan, Usha, *A Critical Analysis of Laws Relating to Personal Injury*, dissertation submitted to Delhi University, September 2001.

256 *Dismal State Of Disbursal Of Compensation To Victims Of Union Carbide Gas Disaster*, Bhopal Group for Information and Action, 1996.

257 Survey of compensation among residents of Jai Prakash Nagar, Documentation Unit, Bhopal Peoples' Health & Documentation Clinic, Sambhavna Trust, Bhopal, 2002.

258 *A Critical Analysis of Laws Relating to Personal Injury*, op cit.

259 *A Critical Analysis of Laws Relating to Personal Injury*, op cit.

260 "Critique Of Medical Categorization, The Process of Injury Assessment Followed by the M.P. Government is Faulty", Dr Nishith Vohra and Dr Sathyamala, 26 December 1989.

261 "Critique Of Medical Categorization", op cit.

262 *Compensation Disbursement, Problems and Possibilities, A Report of A Survey Conducted In Three Gas Affected Bastis Of Bhopal*, Bhopal Group For Information And Action, January 1992.

263 Order 15-02-1989 in Civil Appeal Nos. 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

264 The value of the US dollar has risen from an average of Rs.14.48 in 1988-89 to Rs.48.39 in 2002-03, an increase of some 350%.

265 Order 19-07-2004 in IA Nos 46-47 Civil Appeal Nos 3187-89, *Union Carbide Corporation v Union of India*, Supreme Court of India.

266 Order 19-07-2004, op cit.

267 A number of other victims and survivors as well as organizations and activists working with survivors confirmed this.

268 Prajapati, H.L., *Gas Tragedy: An Eye Witness*, New Delhi: Mittal Publications, 2003, pp.47-82.

269 "Socio-economic Impact of Disbursement of Interim Relief to Gas Affected Families of Bhopal", Academy of Administration, Bhopal, 1991.

270 "Socio-economic Impact of Disbursement of Interim Relief to Gas Affected Families of Bhopal", op cit.

271 Application for Direction, State of M.P., 14-108-2004, in *Bhopal Gas Peedit Mahila Udyog Sangathan v Union of India and Others*, Supreme Court of India Writ Petition (C) 50 of 1998, p.6.

272 The hospitals are Jawaharlal Nehru Hospital, Kamla Nehru, Indira Gandhi Women and Child Hospital, Shakiralli, Lal Singh, Hamidia Hospital and the Pulmonary Medicine Center.

273 International Medical Commission on Bhopal, "*The Use of Drugs in Bhopal Gas Victims": Interim Report of the International Medical Commission on Bhopal*, December 1994, p.36.

274 *The Bhopal Gas Tragedy 1984-?*, op cit, p.94.

275 *Whither Bhopal Workers: A Status Report on their Occupational Dislocation Caused by the Gas Disaster and an Assessment of the Efforts towards their Economic Rehabilitation*, Raj, A., Fact Finding Mission on Bhopal, 2004.

276 "Health Effects of the Toxic Gas Leak from the Union Carbide Methyl Isocyanate Plant in Bhopal", ICMR, op cit.

277 *Whither Bhopal Workers*, op cit, p.37.

278 Department of Gas Relief and Rehabilitation, 2002.

279 "After 17 Years of Gas Leak Disaster, No end to government apathy for survivors" by N. D. Sharma, *The Tribune*, New Delhi, 3 December 2001; "Bhopal gas tragedy anniversary reopens wounds," *Hindustan Times*, New Delhi, 4 December 2001.

280 Application for Direction, State of Madhya Pradesh, 14 August 2004, in *Bhopal Gas Peedit Mahila Udyog Sangathan v Union of India and others*, Supreme Court of India, Writ Petition (C) 50 of 1998, p.10.

281 Jones, Tara, *Corporate Killing*, Free Association Books, 1988, p.71.

282 *Bombay Daily*, 21 July 1985.

283 *Corporate Killing*, op cit.

284 *The Guardian*, 31 October 1986.

285 *Corporate Killing*, pp.80-81 and pp.85-87.

286 See http://www.bhopal.net/oldsite/urgentaction25november.html.

287 "Community Redress and Multinational Enterprises" by Alice Palmer, op cit.

288 Cassels Jamie, "Outlaws: Multinational Corporations and Catastrophic Law," *Cumberland Law Review*, 31, 311, 2000/2001.

289 Anderson, Michael, "Transnational Corporations and Environmental Damage: Is Tort Law the Answer?" *Washburn Law Journal*, 41, 399, Spring 2002.

290 "Outlaws: Multinational Corporations and Catastrophic Law," op cit.

291 1983 case of a major leak of oleum gas from a plant owned by the Indian owned company, Shriram, in New Delhi, only one year after the Bhopal disaster. In this case the Indian Supreme Court ruled that any company responsible for a hazardous enterprise has an absolute duty to ensure that no harm results to anyone on account of any of its activities.

292 Tricia Feeney of Rights and Accountability in Development (RAID).

293 http://www.ilo.org.

294 Sub-Commission on the Promotion and Protection of Human Rights. Resolution 2003/16, UN Doc. E/CN.4/Sub.2/2003/L.11 at 52 (2003). See http://www1.umn.edu/humanrts/links/res2003-16.html.

295 Judge Doggett of the Supreme Court of Texas in *Dow Chemicals v Castro Alfaro*.

296 *The Uncertain Promise of Law – Lessons from Bhopal*, op cit, pp.277.

Bhopal: the battle for justice

Bhopal Gas Peedith Mahila Purush Sangarsh Morcha campaigns on issues of health and the environment of affected people.

Bhopal Gas Peedith Mahila Stationery Karamchari Sangh has championed the cause of women affected by the gas leak and their right to a livelihood. It is also involved in ensuring adequate rehabilitation for survivors.

Bhopal Gas Peedith Mahila Udyog Sangathan is an organization of affected people campaigning for the rights of affected people, in particular the economic rights of women. It has also pursued legal remedies for the victims.

Bhopal Gas Peedith Nirashrith Pension Bhogi Manch works to protect the rights of those impoverished by the gas leak, especially widows.

Bhopal Group for Information and Action and **Bhopal Gas Peedith Sangarsh Sahyog Samiti** are engaged in documentation, campaigning and advocacy on issues relating to the gas leak.

Bhopal Ki Awaaz is an organization of young people who were orphaned by the gas leak and campaigns for their rights.

International Campaign for Justice in Bhopal (ICJB) is an alliance of various local, national and international groups working for justice for the victims of Bhopal.

Sambhavna Trust Clinic provides medical care to survivors using alternative therapies and allopathic (conventional, Western) systems of medicine. The clinic also conducts research and maintains extensive documentation on various aspects of the Bhopal gas disaster.

www.bhopal.net

Clouds of injustice

Bhopal disaster 20 years on

More than 7,000 people died within a matter of days when toxic gases leaked from a chemical plant in Bhopal, India in December 1984. Since then, exposure to the toxins has resulted in the deaths of a further 15,000 people as well as chronic and debilitating illnesses for thousands of others. The plant site has not been cleaned up so toxic wastes continue to pollute the environment and groundwater. Despite determined efforts by survivors to secure justice, they have been denied adequate compensation and appropriate and timely medical assistance and rehabilitation. Astonishingly, no one has been held responsible for the leak and its devastating consequences.

Clouds of injustice: Bhopal disaster 20 years on looks back over the two decades since the tragedy through a human rights lens, pointing out the responsibilities of Union Carbide Corporation and the Indian government.

Amnesty International is calling for an immediate clean-up of the site as well as a full remedy for the victims, which should include acknowledgement of the harm suffered, compensation, rehabilitation and for those responsible to be held to account. It is also calling for an international human rights framework that can be applied to companies directly, so that victims of human rights violations such as those suffered in Bhopal have effective access to justice.



amnesty international

www.amnesty.org



ISBN 0-86210-364-9

9 780862 103644 >

APPENDIX 6

Collegium Ramazzini Statement

The Collegium Ramazzini is an independent, international academy comprised of renowned physicians and scientists who are experts in environmental and occupational health, and drawn from more than 30 countries. The Collegium examines critical scientific issues in occupational and environmental medicine and operates worldwide and promotes preventive actions to protect workers and the general public from the dangers of chemical and physical agents. The Collegium periodically issues Statements on topics of major interest in occupational and environmental health (1) . Statements are based on the best available scientific knowledge and on the ethical principle that protection of human life and health is the highest human value.

PREVENTING CHEMICAL ACCIDENTS: LESSONS LEARNED SINCE THE BHOPAL DISASTER IN 1984

On the 20th Anniversary of the Bhopal disaster in India, the Fellows of the Collegium Ramazzini express our condolences to and compassion for the more than 500,000 people who were harmed by the toxic gas tragedy in 1984. We praise the continued work of many community members and their supporters who have sought to alleviate the consequences from this disaster. Lessons learned from the Bhopal incident and others must be used to prevent similar events.

At least 2,500 children, women and men were killed suddenly by the release of toxic gases from a run-away chemical reaction at a production facility in the Indian state of Madhya Pradesh on the early morning of December 3, 1984. People exposed to methyl isocyanate and other toxic gases suffered injuries to their eyes and respiratory tract, and some also suffered neurological effects. The gas release damaged animals, plants and the ecosystem. The long-term consequences of the exposure are still unfolding - thousands of residents suffer chronic diseases with multiple symptoms and impairments that undermine the health and productivity of the community. Governmental and private organizations have provided clinical facilities for the care of the victims, though not enough to satisfy the medical and social needs. The site has not been remediated, and remains a source of toxic chemicals that continue to contaminate air, water and soil and endanger public health.

The Bhopal tragedy is the world's worst, reported chemical disaster, but it is not unique. Other major incidents have occurred, e.g., the dioxin release in Seveso, Italy in 1976, the ammonium nitrate explosion in Toulouse, France in 2001 and the hydrogen sulfide poisoning in Chongqing, China in 2003. Major disasters have prompted considerable advances in science, technology, administration and regulation at national, regional and international levels. Notably, these include the ILO Convention concerning the Prevention of Major Industrial Accidents (No.174), and a multi-stakeholder framework for an integrated approach in worldwide management of chemical risk. Further global progress in this direction is now more urgently needed in light of increasing market pressures and the prospect of terrorism.

The manufacture, transportation, usage and disposal of hazardous chemicals have increased rapidly over the last few decades in both developing and developed countries. Of 11 million known chemicals, about 100,000 are currently produced on an industrial scale with more than 1,000 new chemicals entering the market each year. For more than 85 % of the 2,500 chemicals generated in quantities greater than 1,000 tons per producer per year, little or nothing is known concerning human and environmental health effects.

Major chemical runaway reactions, explosions, fires, leaks and spills have followed increasing industrialization worldwide with particularly severe incidents occurring in newly industrialized countries. The public and private infrastructure for oversight, control, planning, mitigation and response are generally insufficient. Documented consequences include fatalities, injuries, emergency evacuation, environmental contamination, and also long-term health sequelae among children, including those of exposed parent. Early warning signs and lessons from major disasters are too often ignored. Consequently, incidents continue to occur. Because effective surveillance and independent investigations are largely absent, incident trends, patterns of occurence and underlying causes are neither identified nor corrected. Inadequate economic incentives, weak public and private policies, and insufficient resources for effective governmental intervention impede the development and deployment of appropriate prevention strategies.

The Collegium Ramazzini reviewed these issues at an international conference held in Carpi, Italy, on October 28-29, 2004. Physicians, engineers, and public health officials representing academia, national governments, industries, non-governmental organizations, the European Environment Agency, the International Labour Office, and the World Health Organization participated in the discussions.

On the basis of these deliberations, the Collegium Ramazzini calls for:

For the Bhopal community:

- Better clinical management of the long-term consequences; fair settlement of remaining legal claims regarding causes, consequences and remediation, and; expanded scientific studies to assess harm and implement recovery from the 1984 disaster;

For the Global Community (governments, chemical enterprises, workers, scientific and medical professionals):

- Improved effectiveness of public and private policies, compliance auditing and enforcement, and allocation of resources sufficient to prevent unintended chemical releases and their consequences;
- Expanded programs of mandatory toxicity testing that examine long-term effects of commercial chemicals on human health and the environment and that systematically examine all toxicological impacts, including the neglected areas of reproduction and development;
- Expanded national and international incident surveillance programs, and increased independent, multidisciplinary investigations of incident root-causes and consequences;
- Primary prevention approaches based upon inherently safer chemical production, use, distribution, handling and disposal to reduce risks from catastrophic incidents whether attributable to mismanagement or intent;
- Strengthened management systems based on the ILO guidelines on occupational safety and health management systems (ILO-OSH 2001);
- Enhanced worker and community rights to know about and to participate in decisions regarding

chemical hazards, risks, and measures to prevent, respond to and recovery from incidents at facilities engaged in production, use, distribution, handling and disposal of hazardous chemical products;

- Land use planning to ensure separation from residential and public areas of commercial facilities that produce, use, distribute, handle and dispose hazardous chemicals, and facility planning to ensure on-site separation of incompatible chemical hazards and other precautionary measures to reduce risks to workers and the community;
- Capacity building among all stakeholders for emergency prevention, preparedness and response to ensure global harmonization of safer production, use, distribution, handling and disposal of hazardous chemicals;
- Education of health care providers to ensure that occupational/environmental health and toxicology are incorporated into basic and continuing medical education.

---

(1) The Collegium Ramazzini has issued previous Statements on: 1) Benzidine and its salts (1984); 2) Benzene (1993); 3) Chrysotile Asbestos (1993); 4) Oxygenated and Reformulated Gasoline (1995); 5) 1,3-Butadiene (1995); 6) Call for a Ban on Asbestos (1999); and 7) The Precautionary Principle: Implications for Research and Policy Making (2002).

Posted: December 2, 2004

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 3, 2006

The proposal seeks a report describing new initiatives instituted by management to address the specific health, environmental and social concerns of the Bhopal survivors.

We are unable to concur in your view that Dow Chemical may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe Dow Chemical may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe Dow Cheimical may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Timothy Geishecker
Attorney-Adviser